Form 10-K, Exhibit 13
period 1995-09-30
WOODHEAD INDUSTRIES INC
filed 1995-12-29
CIK 108215

                                    Woodhead Industries Inc. 1995 Annual Report

REPORT OF MANAGEMENT
-------------------------------------------------------------------------------

The management of Woodhead Industries, Inc. is responsible for the integrity of the information presented in this Annual Report, including the Company's financial statements. These statements have been prepared in conformity with generally accepted accounting principles and include, where necessary, informed estimates and judgments by management.

The Company maintains systems of accounting and internal controls designed to provide assurance that assets are properly accounted for as well as to insure that the financial records are reliable for preparing financial statements. The systems are augmented by qualified personnel and are reviewed on a periodic basis.

Our independent auditors, Arthur Andersen LLP, conduct annual audits of our financial statements in accordance with generally accepted auditing standards, which include the review of internal controls for the purpose of establishing audit scope, and issue an opinion on the fairness of such financial statements.

The Audit Committee of the Board of Directors, which is composed solely of outside Directors, meets periodically with management and the independent auditors to review the manner in which they are performing their responsibilities and to discuss auditing, internal accounting controls, and financial reporting matters. The independent auditors periodically meet alone with the Audit Committee and have free access to the Audit Committee at any time.

C. MARK DEWINTER                       ROBERT G. JENNINGS
President and                          Vice President and
Chief Executive Officer                Chief Financial Officer


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
-------------------------------------------------------------------------------

To Woodhead Industries, Inc.:

We have audited the accompanying consolidated balance sheets of WOODHEAD INDUSTRIES, INC. (a Delaware corporation) AND SUBSIDIARIES as of September 30, 1995, October 1, 1994, and October 2, 1993, and the related consolidated statements of income, stockholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WOODHEAD INDUSTRIES, INC. AND SUBSIDIARIES as of September 30, 1995, October 1, 1994, and October 2, 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


Arthur Andersen LLP
Chicago, Illinois
November 14, 1995

MANAGEMENT'S DISCUSSION OF OPERATIONS AND FINANCIAL POSITION

FISCAL 1995 RESULTS COMPARED WITH 1994
-------------------------------------------------------------------------------

SALES

Fiscal 1995 sales of $120.0 million were 13.5% ahead of the $105.7 million reported for 1994. International sales accounted for 54.7% of this year's sales increase and were equal to 27.1% of total sales. The higher unit volumes in Asia, Canada and Europe were augmented by a weak U.S. dollar. Strong domestic sales reflect improvements in core product lines, including connectors and workstation products. Price increases during the year netted less than 1%.

The backlog of unfilled orders was $7.9 million at year end compared with $8.0 million at the close of fiscal 1994.

GROSS PROFIT
-------------------------------------------------------------------------------

Gross Profit of $52.5 million was $5.9 million or 12.5% greater than in 1994. The reduced rate of 43.7% versus 44.1% in 1994 was due to strong international price pressures which held price increases to a minimum. In fiscal 1995, inflationary increases in the cost of sales were somewhat offset by the benefit of a devaluation in the Mexican peso which occurred during the year. The Company continued to invest in its manufacturing processes to reduce costs and improve productivity.

OPERATING EXPENSES
-------------------------------------------------------------------------------

Operating expenses for 1995 totaled $35.3 million, representing an 8.3% increase over the 1994 total of $32.6 million. The increase was driven by the Company's continued investment in new product development and marketing programs. Overall, operating expenses declined as a percent of net sales to 29.4% from 30.8% in 1994 primarily due to limited increases in administrative expenses.

OTHER EXPENSE/INCOME
-------------------------------------------------------------------------------

Other expenses increased $.3 million to $2.8 million in fiscal 1995. During 1995 the Company increased its reserve for litigation, environmental and other contingencies. For additional information regarding the environmental matter, see footnote #6 concerning Contingent Liabilities.

NET INCOME
-------------------------------------------------------------------------------

Net income increased $2.0 million to $9.2 million in 1995. The earnings improvement was achieved by leveraging sales increases with controlled overhead spending and administrative expenses. The Company's effective tax rate also declined from 37.1% in 1994 to 35.7% in 1995 primarily due to utilization of foreign tax credits.

FINANCIAL POSITION
-------------------------------------------------------------------------------

Working capital increased to $19.7 million at the close of 1995 representing an increase of $5.1 million over the 1994 year end level. The current ratio also increased slightly to 1.9/1 in 1995 from 1.8/1 in 1994. The Company's $15 million revolving credit line was unused at year end. Looking forward, projected cash flow is expected to exceed the operating requirements of the Company in fiscal year 1996.

                                    Woodhead Industries Inc. 1995 Annual Report

FISCAL 1994 RESULTS COMPARED WITH 1993
-------------------------------------------------------------------------------

The Company's sales of $105.7 million exceeded fiscal 1993 results by $15.8 million or 17.6%. The full year results of prior year acquisitions coupled with increased unit demand worldwide drove the improvement. International sales increases were recorded at all subsidiaries with significant improvements coming from Asia, Canada, and the United Kingdom. Strong domestic sales were supported through gains in the Company's core electrical specialty products. Price increases during the year netted slightly less than 2%.

The backlog of unfilled orders grew 27% over the prior year and ended fiscal 1994 at $8.0 million.

-------------------------------------------------------------------------------

The gain in gross profit amounted to $7.0 million and was primarily due to the higher level of sales. Although price increases were limited, the Company continued to invest in tooling and product redesigns which increased manufacturing productivity and generated cost reductions. These investments allowed the Company to maintain its gross profit rate at 44.1% for fiscal 1994.

-------------------------------------------------------------------------------

As a percent of net sales, operating expenses fell to 30.8% from 32.7% in 1993. Operating expenses of $32.6 million in fiscal 1994 were $3.2 million or 10.9% ahead of the prior year. Increased spending resulted mainly from the first full year of expenses incurred by companies acquired in the prior year, as well as higher levels of commissions due to increased volume. Also, in 1994 the Company continued to invest in engineering for new products as well as in efforts to achieve ISO 9000 certification.

-------------------------------------------------------------------------------

Other expenses increased to $2.5 million in fiscal 1994 from $.7 million in 1993. The increase in 1994 was primarily attributable to two charges, one for $.6 million to effect the reorganization and combination of the Company's Advanced Interconnect, Inc. and FOCS subsidiaries. In addition, the Company took a $.9 million charge pertaining to an ongoing assessment and remediation of an environmental matter at one of its subsidiaries. For additional information regarding the environmental matter, see #6 concerning Contingent Liabilities.

-------------------------------------------------------------------------------

Net income of $7.3 million was 24.9% greater than 1993 primarily due to the increase in sales volume coupled with a lower rate of spending in operating expenses. The total effect of these improvements was offset in part by the charges incurred in other expenses. During the year, the Company's effective tax rate declined from 38.9% to 37.1% due to the utilization of tax credits.

-------------------------------------------------------------------------------

There was a $4.1 million increase in working capital during 1994 which brought the total to $14.6 million and raised the current ratio from 1.7/1 to 1.8/1. Strong cash flow allowed the Company to reduce total long-term debt from $2.7 million to $.2 million. The Company's $15 million revolving credit line was unused at year end.


COMMON STOCK PRICE RANGE BY QUARTER
(AMOUNTS IN DOLLARS)
-------------------------------------------------------------------------------

The Compay's common stock trades on the NASDAQ Stock Market under the symbol WDHD. The daily quotations as reported by NASDAQ are published in the Wall Street Journal and other leading financial publications. The range in the market price per share of the stock and dividends paid during the past two years were as follows:


                 Price
FY 1995     High       Low      Dividends
-------------------------------------------------------------------------------
  1ST     10 13/16     9 5/16     $.063
  2ND     13 5/16     10 1/2       .063
  3RD     15          12 11/16     .065
  4TH     14 3/4      12 1/2       .065

-------------------------------------------------------------------------------

               Price
FY 1994     High       Low      Dividends
-------------------------------------------------------------------------------
  1ST     10 11/16     8 15/16    $.057
  2ND     12 1/4       8 13/16     .057
  3RD     10 13/16     9 13/16     .057
  4TH     10 11/16     9 11/16     .057
-------------------------------------------------------------------------------


ALL PERIODS HAVE BEEN ADJUSTED FOR A THREE-FOR-TWO STOCK SPLIT EFFECTED IN THE FORM OF A STOCK DIVIDEND IN MAY 1995, AND THE STOCK PRICES HAVE BEEN ROUNDED TO THE NEAREST SIXTEENTH.

FINANCIAL PROFILE

OPERATIONS


(AMOUNTS IN THOUSANDS EXCEPT PER SHARE, EMPLOYEES, AND STOCKHOLDERS)     1995      1994     1993     1992
----------------------------------------------------------------------------------------------------------
Net sales                                                             $120,003  $105,689  $89,864  $79,518

Cost of sales                                                           67,541    59,070   50,238   43,756

Gross profit                                                            52,462    46,619   39,626   35,762
  % of net sales                                                         43.7%     44.1%    44.1%    45.0%

Operating and other expenses                                            38,110    35,096   30,125   28,007
  % of net sales                                                         31.8%     33.2%    33.5%    35.2%
Income before income taxes                                              14,352    11,523    9,501    7,755
  % of net sales                                                         12.0%     10.9%    10.6%     9.8%

Provision for income taxes                                               5,124     4,273    3,698    3,000

Net income                                                               9,228     7,250    5,803    4,755
  % of net sales                                                          7.7%      6.9%     6.5%     6.0%
  % of average assets                                                    13.6%     12.2%    11.1%    10.3%
  Return on stockholders' average investment                             19.8%     18.2%    16.6%    15.2%

Earnings per common and common
  equivalent share                                                    $    .85   $   .68  $   .55  $   .47

Dividends per share                                                        .26       .23      .23      .23

Common and common equivalent shares                                     10,816    10,666   10,467   10,040

Memo:  Interest expense (income)                                            97       178       39    (138)
  % of net sales                                                           .1%       .2%      .0%    (.2)%
  Depreciation and amortization                                          4,475     4,199    3,777    3,229
  % of net sales                                                          3.7%      4.0%     4.2%     4.1%
  Engineering and development                                            2,404     2,148    2,105    2,041
  % of net sales                                                          2.0%      2.0%     2.3%     2.6%



YEAR END POSITION
----------------------------------------------------------------------------------------------------------
Total assets                                                        $ 73,411  $ 62,263  $ 56,360  $ 48,564

Total liabilities                                                     23,007    19,316    19,700    15,460

Working capital                                                       19,654    14,572    10,538    14,129

Current ratio                                                       1.9 to 1  1.8 to 1  1.7 to 1  2.1 to 1

Stockholders' investment                                              50,404    42,947    36,660    33,104

Long-term debt                                                            --        63     2,047       500

Book value per share                                                $   4.86  $   4.15  $   3.57  $   3.31

Number of employees                                                    1,126     1,079       947       764

Number of stockholders                                                   571       598       634       640


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                    Woodhead Industries Inc. 1995 Annual Report


FINANCIAL PROFILE
                                                  1991      1990      1989      1988      1987      1986      1985
--------------------------------------------------------------------------------------------------------------------
Net sales                                        $73,499   $72,168   $71,443   $71,178   $69,887   $63,929   $59,723

Cost of sales                                     41,753    41,034    42,070    42,015    42,325    38,908    35,941

Gross profit                                      31,746    31,134    29,373    29,163    27,562    25,021    23,782
  % of net sales                                   43.2%     43.1%     41.1%     41.0%     39.4%     39.1%     39.8%

Operating and other expenses                      26,552    22,708    22,195    22,993    21,805    20,305    19,680
  % of net sales                                   36.1%     31.5%     31.1%     32.3%     31.2%     31.8%     33.0%
Income before income taxes                         5,194     8,426     7,178     6,170     5,757     4,716     4,102
  % of net sales                                    7.1%     11.7%     10.0%      8.7%      8.2%      7.4%      6.9%

Provision for income taxes                         2,374     3,406     2,878     2,490     2,591     2,139     1,822

Net income                                         2,820     5,020     4,300     3,680     3,166     2,577     2,280
  % of net sales                                    3.8%      7.0%      6.0%      5.2%      4.5%      4.0%      3.8%
  % of average assets                               6.6%     12.6%     10.3%      8.2%      6.8%      5.3%      5.0%
  Return on stockholders' average investment        9.7%     18.4%     17.7%     17.1%     12.9%      9.1%      8.1%

Earnings per common and common
  equivalent share                               $   .29   $   .52   $   .45   $   .39   $   .29   $   .23   $   .21

Dividends per share                                  .23       .21       .20       .20       .20       .20       .20

Common and common equivalent shares                9,615     9,672     9,492     9,387    10,740    11,103    11,091

Memo:  Interest expense (income)                      43     (299)       543     1,107       824     1,055       669
  % of net sales                                     .1%     (.4)%       .8%      1.6%      1.2%      1.7%      1.1%
  Depreciation and amortization                    3,062     2,461     2,362     2,335     2,328     2,113     1,921
  % of net sales                                    4.2%      3.4%      3.3%      3.3%      3.3%      3.3%      3.2%
  Engineering and development                      1,749     1,577     1,377     1,574     1,524     1,622     1,555
  % of net sales                                    2.4%      2.2%      1.9%      2.2%      2.2%      2.5%      2.6%


YEAR END POSITION
--------------------------------------------------------------------------------------------------------------------
Total assets                                     $43,709   $41,216   $38,534   $44,720   $44,806   $48,754   $49,200

Total liabilities                                 14,147    12,638    12,530    22,187    24,327    20,172    21,053

Working capital                                   11,443    15,542    13,245    17,029    16,614    19,835    18,423

Current ratio                                   2.0 to 1  2.5 to 1  2.3 to 1  2.6 to 1  2.4 to 1  2.8 to 1  2.3 to 1

Stockholders' investment                          29,562    28,578    26,004    22,533    20,479    28,582    28,147

Long-term debt                                       500        --       153     9,394    10,821     7,723     5,613

Book value per share                             $  3.05   $  2.98   $  2.68   $  2.40   $  2.18   $  2.57   $  2.53

Number of employees                                  816       788       732       810       840       830       860

Number of stockholders                               710       751       822       920       980     1,112     1,262


CONSOLIDATED FINANCIAL

CONSOLIDATED BALANCE SHEETS
as of September 30, 1995, October 1, 1994, and October 2, 1993.

ASSETS


(AMOUNTS IN THOUSANDS)                                1995      1994      1993
-------------------------------------------------------------------------------
Current Assets:
  Cash and short-term securities                    $ 4,202   $ 1,454   $ 1,155
  Accounts receivable, less allowances
    of $572 in 1995, $674 in 1994,
    and $730 in 1993                                 18,965    16,589    12,837
  Inventories (Note 1)                               12,613    10,402     8,671
  Prepaid expenses                                    5,132     3,811     3,629

    Total current assets                            $40,912   $32,256   $26,292

Other Assets                                        $ 1,039   $ 1,570   $ 2,092

Property, Plant and Equipment (Note 1)              $61,464   $55,035   $50,692
  Less: Accumulated depreciation                     37,429    33,904    30,156

    Net property, plant and equipment               $24,035   $21,131   $20,536

Goodwill (Note 1)                                   $ 7,425   $ 7,306   $ 7,440

TOTAL ASSETS                                        $73,411   $62,263   $56,360


LIABILITIES AND STOCKHOLDERS' INVESTMENT
-------------------------------------------------------------------------------
Current Liabilities:
  Accounts payable                                  $ 7,033   $ 5,948   $ 5,248
  Accrued expenses                                   12,509    10,750     9,080
  Income taxes payable                                1,647       880       822
  Portion of long-term debt
    payable within one year (Note 2)                     69       106       604

    Total current liabilities                       $21,258   $17,684   $15,754

Deferred Income Taxes (Note 3)                      $ 1,749   $ 1,569   $ 1,899

Long-term Debt, less portion payable
  within one year shown above (Note 2)              $    --   $    63   $ 2,047

Stockholders' Investment (Notes 1,2,5 and 7):
  Preferred stock                                   $    --   $    --   $    --
  Common stock at par, (Shares issued - 10,374)      10,374     7,470     7,470
  Additional paid-in capital                          1,248     4,987     4,667
  Cumulative translation adjustment                     140     (347)     (914)
  Retained earnings                                  38,642    35,521    30,601
  Less: Treasury stock at cost,
    (Shares held 1994 - 575, 1993 - 634)                 --   (4,684)   (5,164)

    Total stockholders' investment                  $50,404   $42,947   $36,660

TOTAL LIABILITIES AND
  STOCKHOLDERS' INVESTMENT                          $73,411   $62,263   $56,360

-------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                    Woodhead Industries Inc. 1995 Annual Report

CONSOLIDATED STATEMENTS OF INCOME


For the years ended September 30, 1995,
October 1, 1994, and October 2, 1993.
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)       1995       1994       1993
-------------------------------------------------------------------------------
Net Sales                                        $120,003   $105,689   $ 89,864

Cost of Sales                                      67,541     59,070     50,238

  Gross Profit                                   $ 52,462   $ 46,619   $ 39,626
    Percent of net sales                            43.7%      44.1%      44.1%

Operating Expenses:
  Engineering and product development            $  2,404   $  2,148   $  2,105
  Marketing and sales                              19,764     17,504     15,442
  General and administrative                       13,121     12,930     11,841

  Total operating expenses                       $ 35,289   $ 32,582   $ 29,388
    Percent of net sales                            29.4%      30.8%      32.7%

Income from Operations                           $ 17,173   $ 14,037   $ 10,238
  Percent of net sales                              14.3%      13.3%      11.4%

Other Expense (Income):
  Interest expense                               $     97   $    178   $     39
  Other, net                                        2,724      2,336        698

    Net other expenses                           $  2,821   $  2,514   $    737

Income Before Income Taxes                       $ 14,352   $ 11,523   $  9,501
  Percent of net sales                              12.0%      10.9%      10.6%
Provision for Income Taxes (Note 3)                 5,124      4,273      3,698

Net Income                                       $  9,228   $  7,250   $  5,803
  Percent of net sales                               7.7%       6.9%       6.5%

EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE (NOTE 1)                      $    .85   $    .68   $    .55

-------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED FINANCIAL

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT


For the years ended September 30,1995,
October 1, 1994, and October 2, 1993.
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
-------------------------------------------------------------------------------------------------------------------------
                                                           Additional   Cumulative                              Total
                                                 Common     Paid-in     Translation   Retained   Treasury   Stockholders'
                                                  Stock     Capital     Adjustment    Earnings    Stock       Investment
-------------------------------------------------------------------------------------------------------------------------
Balance October 3, 1992                          $ 3,735     $5,053       $ (10)      $30,828    $(6,502)      $33,104
  Net income for the year                             --         --           --        5,803          --        5,803
  Translation adjustment                              --         --        (904)           --          --        (904)
  Cash dividends, $.34 per share                      --         --           --      (2,295)          --      (2,295)
  Stock option plans                                  --      (386)           --           --       1,338          952
  Two-for-one stock split (Note 5)                 3,735         --           --      (3,735)          --           --

Balance October 2, 1993                          $ 7,470     $4,667       $(914)      $30,601     $(5,164)     $36,660
  Net income for the year                             --         --           --        7,250           --       7,250
  Translation adjustment                              --         --          567           --           --         567
  Cash dividends, $.34 per share                      --         --           --      (2,330)           --     (2,330)
  Stock option plans                                  --        320           --           --          480         800

Balance October 1, 1994                          $ 7,470     $4,987       $(347)      $35,521     $(4,684)     $42,947
  Net income for the year                             --         --           --        9,228           --       9,228
  Translation adjustment                              --         --          487           --           --         487
  Cash dividends, $.257 per share                     --         --           --      (2,657)           --     (2,657)
  Stock option plans                                  23        326           --           --           50         399
  Retirement of treasury stock                     (569)    (4,065)           --           --        4,634          --
  Three-for-two stock split (Note 5)               3,450         --           --      (3,450)           --          --

BALANCE SEPTEMBER 30, 1995                       $10,374    $ 1,248        $ 140      $38,642     $     --     $50,404

-------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                    Woodhead Industries Inc. 1995 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS


For the years ended September 30, 1995,
October 1, 1994, and October 2, 1993.
(AMOUNTS IN THOUSANDS)                                      1995      1994      1993
--------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income for the year                                  $ 9,228   $ 7,250   $ 5,803

  Adjustments to reconcile net income to net cash flows from operating activities:

Depreciation and amortization                                4,475     4,199     3,777
(Increase) decrease in:
  Accounts receivable                                      (1,361)   (3,752)      (82)
  Inventories                                              (1,938)   (1,731)       847
  Prepaid expenses                                         (1,224)     (158)       217
  Other assets                                               (147)      (66)       (7)
Increase (decrease) in:
  Accounts payable                                             511       700       373
  Accrued expenses                                           1,576     1,670       857
  Income taxes payable                                         486        34     (457)
  Deferred income taxes                                        180     (330)      (10)

Net cash flows from operating activities                   $11,786   $ 7,816   $11,318

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant & equipment                $(6,620)  $(3,928)  $(4,037)
  Payments for businesses acquired                           (599)        --  (11,203)
  Retirements or sales of property, plant & equipment          260        24        80

Net cash used for investing activities                    $(6,959)  $(3,904) $(15,160)

CASH FLOWS FROM FINANCING ACTIVITIES:
  (Decrease)increase in short-term debt                   $   (37)  $  (498) $     497
  (Decrease)increase in long-term debt                        (63)   (1,984)     1,304
  Sales of stock                                               399       800       952
  Dividend payments                                        (2,657)   (2,330)   (2,295)

Net cash (used for) provided by financing activities      $(2,358)  $(4,012) $     458

EFFECT OF EXCHANGE RATES                                  $    279  $    399 $   (691)

NET INCREASE (DECREASE) IN CASH AND
  SHORT-TERM SECURITIES                                   $  2,748  $    299 $ (4,075)
  Cash and short-term securities at beginning of year        1,454     1,155     5,230

Cash and short-term securities at end of year             $  4,202  $  1,454 $   1,155

SUPPLEMENTAL CASH FLOW DATA
Cash paid during the year for:
  Interest                                                $     97  $    167 $     181
  Income taxes                                               5,179     3,787     4,101

--------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

(AMOUNTS IN THOUSANDS, EXCEPT SHARES AND PER SHARE, IN ALL TABLES)

--------------------------------------------------------------------------------

CONSOLIDATION
The consolidated financial statements include the accounts of all subsidiaries, each of which is wholly owned. Revenue is recognized when products are shipped. All significant intercompany transactions have been eliminated in consolidation. The Company follows the practice of ending its fiscal year on the Saturday closest to September 30.

INVENTORIES
The Company values its inventory at the lower of cost or market, cost being determined using first-in first-out (FIFO) or last-in first-out (LIFO) method. The total inventories at the balance sheet dates were as follows:

                                            1995           1994            1993
--------------------------------------------------------------------------------
Inventories valued using FIFO         $    5,727     $    4,637      $    3,457

Inventories valued using LIFO:
  At FIFO cost                        $   11,530     $   10,321      $   10,123
  Less:  Reserve to reduce to LIFO         4,644          4,556           4,909

     LIFO inventories                 $    6,886     $    5,765      $    5,214

          TOTAL INVENTORIES           $   12,613     $   10,402      $    8,671
--------------------------------------------------------------------------------
Inventory composition at FIFO:
  Raw materials                       $    8,528     $    7,012      $    5,651
  Work-in-process and finished goods       8,729          7,946           7,929

           TOTAL                      $   17,257     $   14,958      $   13,580
--------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method for financial accounting purposes. The estimated useful lives are as follows:

     Asset Description                                                Asset Life
--------------------------------------------------------------------------------
     Buildings and improvements                                   20 to 40 years
     Machinery and equipment                                       3 to 12 years
     Dies and molds                                                 4 to 5 years
     Furniture and office equipment                                3 to 10 years

The cost of property retired or otherwise disposed of is removed from the property accounts, the accumulated depreciation is removed from the related reserves, and the net gain or loss is reflected in income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments are capitalized.

The details of property, plant and equipment at the balance sheet dates were as follows:

                                               1995            1994         1993
--------------------------------------------------------------------------------
Land                                     $    1,358        $    876     $    873
Buildings and improvements                   14,816          12,757       12,053
Machinery and equipment                      16,180          14,364       13,252
Dies and molds                               15,654          14,548       13,913
Furniture and office equipment               13,456          12,490       10,601

                                          $  61,464        $ 55,035     $ 50,692
--------------------------------------------------------------------------------

                                     Woodhead Industries Inc. 1995 Annual Report

--------------------------------------------------------------------------------
GOODWILL
Goodwill is the cost of acquired businesses in excess of the fair value of their identifiable net assets and is amortized over a period not exceeding 40 years. The Company regularly reviews the individual components of goodwill and recognizes, on a current basis, any diminution in value.

INCOME PER COMMON AND COMMON SHARE EQUIVALENT
Income per share is computed on the basis of the weighted average number of shares outstanding plus the effect of common stock equivalents. The weighted average shares used in the computations were 10,816,000 in 1995, 10,666,000 in 1994, and 10,467,000 in 1993.

CASH FLOWS
For purposes of reporting cash flows, cash on hand and short-term securities are combined. Short-term securities may include certificates of deposit, Euro-dollars and commercial paper which must be held for three months or less in order to be considered short-term for cash flows.

RESTATEMENTS
All share and per share amounts have been adjusted for a three-for-two stock split effected in the form of a stock dividend in May, 1995 and a two-for-one stock split effected in the form of a stock dividend in March, 1993. In addition, certain other fiscal 1994 balances have been reclassified to conform to the fiscal 1995 presentation.

2. LONG-TERM DEBT AND SHORT-TERM BORROWING
--------------------------------------------------------------------------------

Long-term debt consisted of the following:

                                        1995                1994            1993
--------------------------------------------------------------------------------
Bank Revolving Credit Agreement      $     -             $   -            $1,900
Other                                     69                 169             751

     Total                           $    69             $   169          $2,651

Less: Portion of long-term debt
  payable within one year                 69                 106             604

NET LONG-TERM DEBT                   $     -             $    63          $2,047
--------------------------------------------------------------------------------

The Company has a Revolving Credit Agreement (the "Agreement") with a bank that provides for borrowings of up to $15,000,000 at the bank's prime rate or offered rate. This Agreement expires on October 31, 1996. The average amount owing to the bank was $811,000 in 1995, $1,964,000 in 1994, and $2,064,000 in 1993, at
weighted average interest rates of 6.9%, 4.2%, and 3.7%, respectively. Under the Agreement, the Company is required, among other things, to maintain consolidated tangible net worth, as defined, of not less than $22,263,000 and a minimum current ratio of 1.5 to 1. In addition, there are some restrictions on the creation or assumption of any lien or security interest upon any of its assets.

Short-term borrowing averaged $6,000 in 1995, $3,000 in 1994, and $0 in 1993, at weighted average interest rates of 9.3%, 6.2%, and 0.0%, respectively.


3. INCOME TAXES
--------------------------------------------------------------------------------
Effective October 3, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS 109 requires, among other things, the application of current statutory income tax rates to deferred income tax balances. In the first quarter of fiscal 1994, the company recognized the cumulative effect, through October 3, 1993, of the accounting change, reflecting the difference between current statutory tax rates and the generally higher rates that were used to establish the deferred income tax balances, resulting in no material effect to the Company's financial condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
THE PROVISION FOR INCOME TAXES FOR 1995, 1994, AND 1993 CONSISTED OF THE
FOLLOWING:
                                                1995          1994         1993
-------------------------------------------------------------------------------

U. S. federal income tax                  $    3,529    $    3,217     $  2,642
State income taxes                               608           593          488
Foreign income taxes                             987           463          568

                                          $    5,124    $    4,273     $  3,698

Current provision                         $    5,467    $    5,010     $  3,709
Deferred provision                              (343)         (737)         (11)

                                          $    5,124    $    4,273     $  3,698
-------------------------------------------------------------------------------
A RECONCILIATION OF THE FEDERAL STATUTORY RATE TO THE EFFECTIVE TAX
RATE IS AS FOLLOWS:

                                                1995          1994         1993
-------------------------------------------------------------------------------

Federal statutory rate                          34.0%         34.0%        34.0%
State income taxes, net of federal benefit       2.8           3.4          3.4
Difference between U.S. and foreign rates        1.3           2.1          2.8
     Other, net                                 (2.4)         (2.4)        (1.3)

                                                35.7%         37.1%        38.9%
-------------------------------------------------------------------------------
THE COMPONENTS OF INCOME BEFORE INCOME TAXES CONSISTED OF THE FOLLOWING:

                                                1995          1994         1993
-------------------------------------------------------------------------------

Domestic                                    $ 11,980     $  10,866     $  8,611
Foreign                                        2,372           657          890

                                            $ 14,352     $  11,523     $  9,501
-------------------------------------------------------------------------------
THE COMPONENTS OF THE DEFERRED TAX PROVISIONS CONSISTED OF THE FOLLOWING:

                                                1995          1994         1993
-------------------------------------------------------------------------------

Excess of tax over book depreciation
 and amortization                             $  (14)      $   121        $   -
Inventory reserves                               (10)           10           44
Litigation reserves                               90          (301)         (12)
Environmental reserves                          (219)         (362)           -
Other reserves                                  (190)         (205)         (43)

                                              $ (343)       $ (737)       $ (11)

-------------------------------------------------------------------------------

THE SIGNIFICANT DEFERRED TAX ASSETS AND LIABILITIES AT SEPTEMBER 30, 1995, OCTOBER 1, 1994, AND OCTOBER 2, 1993 WERE AS FOLLOWS:

                                                1995          1994         1993
-------------------------------------------------------------------------------

Deferred tax liabilities:

  Accelerated depreciation & amortization    $ 1,749      $  1,569     $  1,899

          Total Deferred Liabilities         $ 1,749      $  1,569     $  1,899
Less deferred tax assets:
     Accounts receivable reserves            $   160      $    221     $    213
     Inventory reserves                          378           432          520
     Litigation reserves                         356           787          485
     Environmental reserves                      561           438           86
     Employee benefit reserves                   730           865          642
     Other reserves                              461          (807)          60

          Total Deferred Assets              $ 2,646      $  1,936     $  2,006

NET DEFERRED TAX ASSETS                      $   897      $    367     $    107

-------------------------------------------------------------------------------

                                    Woodhead Industries Inc. 1995 Annual Report

4. PENSION AND OTHER EMPLOYEE BENEFITS
-------------------------------------------------------------------------------
The Company has defined benefit, defined contribution and government mandated plans covering eligible, non-bargaining unit employees. Pension benefits are fully vested after five years and are based upon years of service and highest five-year average compensation. It is the Company's policy to fund its pension costs by making annual contributions based upon the minimum funding provisions of the "Employee Retirement Income Security Act of 1974". The total pension expense of Company sponsored plans was $297,000 in 1995 and was $290,000 and $394,000 in 1994 and 1993, respectively.

NET PERIODIC PENSION COST FOR THE NON-UNION PLANS FOR 1995, 1994 AND 1993 INCLUDED THE FOLLOWING COMPONENTS:

                                                1995          1994         1993
-------------------------------------------------------------------------------

Service cost-benefits earned during the year  $  244       $   278      $   340
Interest cost on projected benefit obligation    443           452          470
Actual (gain) loss on plan assets               (835)           21         (530)
Net amortization and deferral                    635          (189)         215

                                              $  487       $   562      $   495
-------------------------------------------------------------------------------
ASSUMPTIONS USED IN ACCOUNTING FOR THE PENSION PLANS ARE AS FOLLOWS:

                                                1995          1994         1993
-------------------------------------------------------------------------------

Discount rate                                    8.0%          8.0%         7.5%
Rate of increase in compensation levels          6.0%       varied       varied
                                                            by age       by age
Expected long-term rate of return on assets      7.5%          7.5%         8.0%

-------------------------------------------------------------------------------
THE FOLLOWING TABLE RECONCILES THE PLANS' FUNDED STATUS AND THE AMOUNT RECOGNIZED IN THE COMPANY'S BALANCE SHEETS AT SEPTEMBER 30, 1995, OCTOBER 1, 1994, AND OCTOBER 2, 1993, FOR ITS NON-UNION PLANS:

                                                1995          1994         1993
-------------------------------------------------------------------------------

Actuarial present value of benefit obligations
     Vested benefits                        $  4,059     $   4,723     $  4,926
     Non-vested benefits                         355           198          198

     Accumulated benefit obligation         $  4,414     $   4,921     $  5,124
     Effect of projected future
      compensation levels                        979           873          750

     Projected benefit obligation           $  5,393     $   5,794     $  5,874
Plan assets at fair value                      5,240         5,195        5,483

Under funded status                         $    153     $     599     $    391
Unrecognized prior service cost                 (128)         (203)        (230)
Unrecognized net loss                           (379)         (269)         (11)
Unrecognized net asset (obligation)
     at date of application                       16            33         (158)
(Prepaid) accrued pension cost included
     in balance sheet                       $   (338)    $     160     $     (8)

-------------------------------------------------------------------------------

In fiscal 1990, a supplemental retirement benefit plan was approved for certain key executive officers which will provide supplemental payments upon retirement, disability, or death. The obligations are not funded apart from the Company's general assets. The Company charged to expense $205,000 in 1995, $299,000 in 1994, and $115,000 in 1993 under the plan.

Most of the Company's union employees are covered by union-sponsored, collectively-bargained multi-employer pension plans. The Company contributed and charged to expense $154,000 in 1995, $130,000 in 1994, and $91,000 in 1993,
for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of man-hours worked. Information from the plan's administrators is not available to permit the Company to determine its share of unfunded vested benefits.

                                    Woodhead Industries Inc. 1995 Annual Report


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. PENSION AND OTHER EMPLOYEE BENEFITS (CONT.)
-------------------------------------------------------------------------------
The annual profit sharing contributions which are the lesser of (a) a percentage of income as defined in the plans or (b) 15% of the aggregate compensation paid to participants during the year, were $698,000 in 1995, $634,000 in 1994, and $505,000 in 1993.

The Company makes matching contributions of 50% of employees' contributions up to 4% of compensation. Matching contributions were $214,000 in 1995, and were $206,000 and $227,000 in 1994 and 1993, respectively.

Plan assets of Company-sponsored plans are invested primarily in common stocks, corporate bonds, and government securities. Although the Company has a right to improve, change or terminate the plans, they are intended to be permanent.

OTHER POSTRETIREMENT BENEFITS
The Company provides an optional retiree medical program to a majority of its U.S. salaried and non-union retirees. All retirees are required to contribute to the cost of their coverage. These postretirement benefits are unfunded.

During the quarter ended January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 106 (SFAS No. 106), "Employer's Accounting for Postretirement Benefits other than Pensions," on a prospective basis. Adopting this new standard resulted in a cumulative catch-up adjustment of approximately $1,098,000 (pre-tax) which will be amortized over 20 years. On an on-going basis, the annual incremental expense, including $55,000 amortization of the $1,098,000, will be approximately $181,000 (pre-tax).

IN FISCAL YEARS 1995 AND 1994, THE COMPONENTS OF COST OF THESE POSTRETIREMENT BENEFITS, PRINCIPALLY HEALTHCARE,
WERE AS FOLLOWS:
                                                             1995          1994
-------------------------------------------------------------------------------
     Service Cost                                         $    44      $     45
     Interest Cost                                             87            81
     Amortization of transition obligation                     54            55

                                                          $   185      $    181

-------------------------------------------------------------------------------
THE FUNDED STATUS OF THESE BENEFITS FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1995 AND OCTOBER 1, 1994 WERE AS FOLLOWS:
                                                             1995          1994
-------------------------------------------------------------------------------

Actuarial present value of benefit obligations:
     Retirees                                            $   424       $    428
     Eligible active employees                               298            282
     Other active employees                                  471            396

     Accumulated postretirement benefit obligation       $ 1,193       $  1,106
Plan assets at fair value                                      -              -

Under funded status                                      $ 1,193       $  1,106
Unrecognized transition obligation                          (989)        (1,044)
Unrecognized net gain                                        118            119

Accrued postretirement benefit cost
     included in balance sheet                           $   322       $    181

-------------------------------------------------------------------------------

                                    Woodhead Industries Inc. 1995 Annual Report

-------------------------------------------------------------------------------
ASSUMPTIONS USED IN THE ACCOUNTING WERE:

                                                             1995          1994
-------------------------------------------------------------------------------

Discount rate                                                 8.0%          7.5%
Health care trend rate in first year                         11.0%         12.0%
Gradually declining to a trend rate of                        6.0%          6.0%
     in the year                                             2000          2000

-------------------------------------------------------------------------------

THE EFFECT OF A ONE PERCENTAGE POINT INCREASE IN THE ASSUMED HEALTH CARE TREND RATE ON:

                                                             1995          1994
-------------------------------------------------------------------------------

Aggregate of service and interest cost                     $   25        $   24
Accumulated postretirement benefit obligation                 202           177
-------------------------------------------------------------------------------
POSTEMPLOYMENT BENEFITS
The Company provides certain postemployment benefits to former or inactive employees after employment but before retirement.

If the Company had adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits", the effect of the change would have been immaterial. The Company will, on an annual basis, reevaluate its liability under SFAS No. 112 to verify that it remains immaterial.


5. CAPITAL STOCK
-------------------------------------------------------------------------------
The total authorized stock is 40,000,000 shares, consisting of 10,000,000 shares of preferred stock, par value $.01 per share, and 30,000,000 shares of common stock, par value $1.00 per share. No shares of preferred stock have been issued to date.

In May, 1986, the Company declared a dividend distribution of one common stock purchase right ("Right") for each share of common stock outstanding. The plan authorizing these Rights was subsequently amended in July, 1990 and January, 1993. Each Right entitles the holder thereof, until May 29, 1996, to buy one share of common stock at an exercise price of $13.33. The exercise price and the number of shares of common stock issuable upon the exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights are evidenced by the common stock certificates and are not exercisable, or transferable apart from the common stock, until ten days after a person acquires or makes a tender offer for 15% or more of the common stock or the Board of Directors determines that such person has become an Adverse Person as that term is defined in the plan. In the event the Company is acquired in a merger or other business combination transaction (including one in which the Company is the surviving corporation), it is provided that each Right will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights do not have any voting rights and are redeemable, at the option of the Company, at a price of $.0167 per Right at any time until ten days after the person acquires beneficial ownership of at least 15% of the common stock. The Rights expire on May 29, 1996. So long as the Rights are not separately transferable, the Company will issue one Right with each new share of common stock issued.

On April 26, 1995, the board of directors declared a three-for-two stock split effected in the form of a 50% common stock dividend, payable May 22, 1995, to holders of record on May 8, 1995. On January 22, 1993, the board of directors declared a two-for-one stock split effected in the form of a 100% common stock dividend, payable March 1, 1993, to holders of record on February 12, 1993. All share and per share amounts have been adjusted to give retroactive effect to these stock splits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6. CONTINGENT LIABILITIES
-------------------------------------------------------------------------------

The Company is subject to federal and state hazardous substance cleanup laws that impose liability for the costs of cleaning up contamination resulting from past spills, disposal or other releases of hazardous substances. In this regard, the Company has incurred, and expects to incur, assessment, remediation and related costs at one of the Company's facilities. In 1991, the Company reported to state regulators a release at that site from an underground storage tank ("UST"). The UST and certain contaminated soil subsequently were removed and disposed of at an off-site disposal facility. The Company's independent environmental consultant has been conducting an investigation of soil and groundwater at the site with oversight by the state Department of Environmental Quality ("DEQ"). The investigation indicates that additional soil and groundwater at the site have been impaired by chlorinated solvents, including tetrachloroethane and trichloroethylene. Also, the company learned that a portion of the site had been used as a disposal area by the previous owners of the site. The Company's consultant is investigating and has begun to remediate this area and believes that it is an additional likely source of contamination of soil and groundwater. In addition, the investigation of the site indicates that the groundwater contaminants may have migrated off-site. However, the extent of the contamination has not been fully delineated at this time. The Company is conducting additional investigations to determine the extent of contamination at and around the site and to determine the extent of other sources of contamination in addition to the removed UST and the above-referenced disposal area, including the possible presence of ongoing dumping activities by others in the vicinity around the Company's facilities.

The Company's consultant estimates that a minimum of $1.5 million of investigation and remediation expenses will be incurred at the site. The Company has a reserve for such purposes and has notified the previous owners of the site and various insurers of possible claims by the Company relating to the remediation of the site. The consultant's cost estimate was based on a review of currently available data, which is limited, and assumptions concerning the extent of contamination, geological conditions, and the costs and effectiveness of certain treatment technologies. The cost estimate is subject to substantial uncertainty until the extent of contamination and geological conditions are fully understood, feasible remedial alternatives are assessed, and the DEQ approves a remediation plan. The Company is continuing to investigate the environmental conditions at the site and will adjust its reserve if necessary. The Company may incur significant additional assessment, remediation and related costs at the site, and such costs could materially and adversely affect the Company's consolidated net income for the period in which such costs are incurred. The Company, however, cannot estimate the time or potential magnitude of such costs at this time.

                                    Woodhead Industries Inc. 1995 Annual Report

7. STOCK OPTION PLANS
-------------------------------------------------------------------------------
Under the Company's stock option plans, options to purchase common shares may be granted to directors, officers and key employees at a price not less than the market value at date of grant. As of September 30, 1995, 1,369,950 unissued common shares are reserved under all stock option plans which includes 288,900 shares available for future grants. The following grants are outstanding and exercisable:

           Fiscal Year         Number of          Option Price       Expiration
             of Grant           Shares              Per Share           Date
-------------------------------------------------------------------------------
              1987               27,000            $ 3.77-5.21           1997
              1988                9,500                   3.17           1998
              1989               45,100              3.58-4.58           1999
              1990              156,600                   4.75           2000
              1991              174,600                   4.25           2001
              1992              117,900                   5.17           2002
              1993              244,350              6.98-8.42           2003
              1994              152,400                  10.33           2004
              1995              153,600                   9.33           2005

                              1,081,050
-------------------------------------------------------------------------------

THE FOLLOWING SUMMARIZES THE OPTIONS GRANTED, EXERCISED AND EXPIRED DURING THE LAST THREE FISCAL YEARS:

                    Option Price                Number of Shares*
                     Per Share*      1995              1994            1993
-------------------------------------------------------------------------------
Granted            $ 14.00-21.50   106,700           115,900         106,600
Exercised             3.17-15.50    29,300            85,400         120,850
                               -         -                 -               -
-------------------------------------------------------------------------------
Subsequent to September 30, 1995, stock options were granted for 134,100 shares at an average price of $14.31 per share.

*Option prices and shares from periods prior to the May 1995 3-for-2 stock split and the March 1993 2-for-1 stock split have been presented at their respective historical amounts to reflect actual activity.


8. INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT GEOGRAPHIC AREAS
-------------------------------------------------------------------------------

                                 United States       Foreign       Consolidated
-------------------------------------------------------------------------------

1995
SALES TO UNAFFILIATED CUSTOMERS    $    90,324    $   29,679        $   120,003
NET INCOME                               7,867         1,361              9,228
IDENTIFIABLE ASSETS AT
  SEPTEMBER 30, 1995                    53,152        20,259             73,411
-------------------------------------------------------------------------------
1994
Sales to unaffiliated customers    $    83,652    $   22,037        $   105,689
Net income                               7,056           194              7,250
Identifiable assets at
  October 1, 1994                       47,322        14,941             62,263
-------------------------------------------------------------------------------
1993
Sales to unaffiliated customers    $    73,794    $   16,070        $    89,864
Net income                               5,481           322              5,803
Identifiable assets at
  October 2, 1993                       44,106        12,254             56,360

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9. SUMMARY OF QUARTERLY DATA (UNAUDITED)
-------------------------------------------------------------------------------

                     Net            Gross         Net            Net Income
                    Sales          Profit        Income           Per Share
-------------------------------------------------------------------------------
1995
FIRST QUARTER  $    27,667    $    11,747    $    1,830          $    .17
SECOND QUARTER      31,413         13,799         2,203               .20
THIRD QUARTER       30,329         13,101         2,305               .21
FOURTH QUARTER      30,594         13,815         2,890               .27

TOTAL          $   120,003    $    52,462    $    9,228          $    .85
-------------------------------------------------------------------------------
1994
First Quarter  $    23,536    $    10,014    $    1,426          $    .13
Second Quarter      26,938         11,873         1,634               .15
Third Quarter       27,446         12,088         1,927               .18
Fourth Quarter      27,769         12,644         2,263               .21

Total          $   105,689    $    46,619    $    7,250          $    .68
-------------------------------------------------------------------------------
1993
First Quarter  $    18,677    $     8,318    $    1,136          $    .11
Second Quarter      22,316          9,973         1,353               .13
Third Quarter       24,670         10,545         1,582               .15
Fourth Quarter      24,201         10,790         1,732               .16

Total          $    89,864    $    39,626    $    5,803          $    .55
-------------------------------------------------------------------------------

10. ACQUISITIONS
-------------------------------------------------------------------------------
On September 29, 1995, the Company acquired all of the stock of Elitec S.A.
for $1,138,000. Located outside of Paris, France, Elitec is a distributor of industrial connectors and sensors that serve the automation and computer-control needs of many industries.

On January 1, 1993, the Company completed the purchase of H. F. Vogel GmbH, a manufacturer of specialty connectors located near Stuttgart, Germany.

Effective April 1, 1993, the Company acquired all of the assets of FOCS, Inc. in Marlborough, MA. FOCS manufactures fiber optic cable assemblies and systems.

On April 19,1993, the Company acquired all of the stock of AKAPP Electro Industrie B.V. located in Barneveld, the Netherlands. AKAPP is a manufacturer of continuous multi-conductor electrical bar systems for the transmission of power.

The combined purchase price paid for the three companies acquired in fiscal 1993 was $11,203,000 in cash. Goodwill represents $5,182,000 of this total purchase price and is being amortized on a straight-line basis over 40 years.
 Pro forma net sales for fiscal year 1993 would have been $96,360,000, assuming all three acquisitions had occurred at the beginning of the year. Pro forma net income and earnings per share, however, would not have been materially different.

All four acquisitions have been accounted for under the purchase method, and their net assets and results of operations are included in the Company's Consolidated Financial Statements from the dates of acquisition.