Form 10-K, Exhibit 13
period 1996-09-28
WOODHEAD INDUSTRIES INC
filed 1996-12-23
CIK 108215

                                                                     Exhibit 13


--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION OF OPERATIONS AND FINANCIAL POSITION


FISCAL 1996 RESULTS COMPARED WITH 1995
--------------------------------------------------------------------------------
SALES Sales in fiscal 1996 of $123.7 million were 3.1% ahead of the $120.0 million in 1995. International sales, including the Elitec acquisition, increased by 15.3% and equalled
                   30.3% of total sales. The strong international sales were offset by a decline in domestic volume resulting from a weak industrial marketplace. During the year the company realized price increases of approximately 1%.

                   The backlog of unfilled orders was $8.6 million at year end.
                   This $.7 million increase over 1995's level resulted from a strengthening of domestic orders during the company's fourth quarter.
--------------------------------------------------------------------------------
GROSS PROFIT       Gross Profit increased 5.1% to $55.1 million from $52.5
                   million in 1995.  Reflecting the company's continued
                   investment in manufacturing processes, an improvement in the gross profit rate was driven by increased manufacturing
                   productivity, cost reductions through product redesign, cost efficiencies through vendor partnerships and overhead
                   expense control.
--------------------------------------------------------------------------------
OPERATING EXPENSES Operating expenses of $37.3 million in 1996 were 5.8% higher than the $35.3 million spent in 1995.  An increased rate of
                   30.2% versus 29.4% as a percent of net sales in 1995
                   reflects continued investment in new product development
                   combined with aggressive sales and marketing programs.
--------------------------------------------------------------------------------
OTHER              Other expenses declined in 1996 to $1.0 million from
EXPENSE/INCOME     $2.8 million in the prior year.  A favorable impact on
                   interest income of $.3 million, a reversal of a lawsuit
                   accrual of $.8 million, and reduced provisions for
                   environmental cleanup of $.5 million all benefitted the
                   company in 1996.
--------------------------------------------------------------------------------
NET INCOME         Net income of $10.7 million was $1.5 million or 16% greater than in 1995.  A portion of the increase resulted from
                   improved sales and a higher gross profit rate which were
                   partially offset by increased expenses in sales and
                   marketing. The improvement in other expense/income
                   contributed significantly to the 1996 increase in net
                   income.  The company's effective tax rate increased to 36.6%
                   from 35.7% in 1995.
--------------------------------------------------------------------------------
FINANCIAL POSITION Working capital increased to $28.3 million from $19.7 million in 1995. The current ratio improved to 2.5/1 from 1.9/1 in 1995. The company's $15 million revolving credit line was unused at year end. Cash flows from continuing operations should exceed the operating requirements of the company in the 1997 year.

                                    WOODHEAD INDUSTRIES, INC. 1996 ANNUAL REPORT


FISCAL 1995 RESULTS COMPARED WITH 1994
--------------------------------------------------------------------------------
Fiscal 1995 sales of $120.0 million were 13.5% ahead of the $105.7 million reported for 1994. International sales accounted for 54.7% of this year's sales increase and were equal to 27.1% of total sales. The higher unit volumes in Asia, Canada and Europe were augmented by a weak U.S. dollar. Strong domestic sales reflect improvements in core product lines, including connectors and workstation products. Price increases during the year netted less than 1%.

The backlog of unfilled orders was $7.9 million at year end compared with $8.0 million at the close of fiscal 1994.

--------------------------------------------------------------------------------
Gross Profit of $52.5 million was $5.9 million or 12.5% greater than in 1994. The reduced rate of 43.7% versus 44.1% in 1994 was due to strong international price pressures which held price increases to a minimum. In fiscal 1995, inflationary increases in the cost of sales were somewhat offset by the benefit of a devaluation in the Mexican peso which occurred during the year. The company continued to invest in its manufacturing processes to reduce costs and improve productivity.

--------------------------------------------------------------------------------
Operating expenses for 1995 totaled $35.3 million, representing an 8.3% increase over the 1994 total of $32.6 million. The increase was driven by the company's continued investment in new product development and marketing programs. Overall, operating expenses declined as a percent of net sales to 29.4% from 30.8% in 1994 primarily due to limited increases in administrative expenses.

--------------------------------------------------------------------------------
Other expenses increased $.3 million to $2.8 million in fiscal 1995. During 1995 the company increased its reserve for litigation, environmental and other contingencies. For additional information regarding the environmental matter, see footnote #6 concerning Contingent Liabilities.


--------------------------------------------------------------------------------
Net income increased $2.0 million to $9.2 million in 1995. The earnings improvement was achieved by leveraging sales increases with controlled overhead spending and administrative expenses. The company's effective tax rate also declined from 37.1% in 1994 to 35.7% in 1995 primarily due to utilization of foreign tax credits.


--------------------------------------------------------------------------------
Working capital increased to $19.7 million at the close of 1995 representing an increase of $5.1 million over the 1994 year end level. The current ratio also increased slightly to 1.9/1 in 1995 from 1.8/1 in 1994. The company's $15 million revolving credit line was unused at year end.


COMMON STOCK PRICE RANGE BY QUARTER
(AMOUNTS IN DOLLARS)
--------------------------------------------------------------------------------
The company's common stock trades on the NASDAQ Stock Market under the symbol WDHD. The daily quotations as reported by NASDAQ are published in the Wall Street Journal and other leading financial publications. The range in the market price per share of the stock and dividends paid during the past two years were as follows:
--------------------------------------------------------------------------------

                           Price
    FY 1996         High            Low               Dividend
--------------------------------------------------------------------------------
     1st           16 3/4         13 7/8                $.065
     2nd           15             13                    $.065
     3rd           15 1/2         10                    $.07
     4th           13 3/4         11 3/4                $.07
--------------------------------------------------------------------------------

                            Price
    FY 1995         High            Low               Dividend
--------------------------------------------------------------------------------
     1st           10 13/16        9 5/16               $.063
     2nd           13 5/16        10 1/2                $.063
     3rd           15             12 11/16              $.065
     4th           14 3/4         12 1/2                $.065
--------------------------------------------------------------------------------

All periods have been adjusted for a three-for-two stock split effected in the form of a stock dividend in May 1995, and the stock prices have been rounded to the nearest sixteenth.

--------------------------------------------------------------------------------
FINANCIAL PROFILE

            (AMOUNTS IN THOUSANDS EXCEPT PER SHARE, EMPLOYEES, AND STOCKHOLDERS)    1996        1995        1994        1993
-------------------------------------------------------------------------------------------------------------------------------
OPERATIONS    Net sales                                                         $ 123,680   $ 120,003   $ 105,689   $  89,864
              ----------------------------------------------------------------------------------------------------------------
              Cost of sales                                                        68,549      67,541      59,070      50,238
              ----------------------------------------------------------------------------------------------------------------
              Gross profit                                                         55,131      52,462      46,619      39,626
                   % of net sales                                                   44.6%       43.7%       44.1%       44.1%
              ----------------------------------------------------------------------------------------------------------------
              Operating and other expenses                                         38,299      38,110      35,096      30,125
                   % of net sales                                                   31.0%       31.8%       33.2%       33.5%
              Income before income taxes                                           16,832      14,352      11,523       9,501
                   % of net sales                                                   13.6%       12.0%       10.9%       10.6%
              ----------------------------------------------------------------------------------------------------------------
              Provision for income taxes                                            6,161       5,124       4,273       3,698
              ----------------------------------------------------------------------------------------------------------------
              Net income                                                           10,671       9,228       7,250       5,803
                   % of net sales                                                    8.6%        7.7%        6.9%        6.5%
                   % of average assets                                              14.1%       13.6%       12.2%       11.1%
                   Return on stockholders' average investment                       19.7%       19.8%       18.2%       16.6%
              ----------------------------------------------------------------------------------------------------------------
              Earnings per common and common
                   equivalent share                                               $   .98     $   .85    $    .68   $     .55
              ----------------------------------------------------------------------------------------------------------------
              Dividends per share                                                     .27         .26         .23         .23
              ----------------------------------------------------------------------------------------------------------------
              Common and common equivalent shares                                  10,931      10,816      10,666      10,467
              ----------------------------------------------------------------------------------------------------------------
              Memo: Interest (income) expense                                       (161)          97         178          39
                   % of net sales                                                   (.1)%         .1%         .2%         .0%
                   Depreciation and amortization                                    4,813       4,475       4,199       3,777
                   % of net sales                                                    3.9%        3.7%        4.0%        4.2%
                   Engineering and development                                      2,513       2,404       2,148       2,105
                   % of net sales                                                    2.0%        2.0%        2.0%        2.3%

-------------------------------------------------------------------------------------------------------------------------------
YEAR END      Total assets                                                      $  78,385   $  73,411   $  62,263   $  56,360
POSITION      ----------------------------------------------------------------------------------------------------------------
              Total liabilities                                                    20,508      23,007      19,316      19,700
              ----------------------------------------------------------------------------------------------------------------
              Working capital                                                      28,321      19,654      14,572      10,538
              ----------------------------------------------------------------------------------------------------------------
              Current ratio                                                      2.5 to 1    1.9 to 1    1.8 to 1    1.7 to 1
              ----------------------------------------------------------------------------------------------------------------
              Stockholders' investment                                             57,877      50,404      42,947      36,660
              ----------------------------------------------------------------------------------------------------------------
              Long-term debt                                                           --          --          63       2,047
              ----------------------------------------------------------------------------------------------------------------
              Book value per share                                              $    5.55    $   4.86    $   4.15    $   3.57
              ----------------------------------------------------------------------------------------------------------------
              Number of employees                                                   1,125       1,126       1,079         947
              ----------------------------------------------------------------------------------------------------------------
              Number of stockholders                                                  584         571         598         634
              ----------------------------------------------------------------------------------------------------------------

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                    WOODHEAD INDUSTRIES, INC. 1996 ANNUAL REPORT



            (AMOUNTS IN THOUSANDS EXCEPT PER SHARE, EMPLOYEES, AND STOCKHOLDERS)    1992        1991        1990        1989
-------------------------------------------------------------------------------------------------------------------------------
OPERATIONS    Net sales                                                           $79,518     $73,499     $72,168     $71,443
              ----------------------------------------------------------------------------------------------------------------
              Cost of sales                                                        43,756      41,753      41,034      42,070
              ----------------------------------------------------------------------------------------------------------------
              Gross profit                                                         35,762      31,746      31,134      29,373
                   % of net sales                                                   45.0%       43.2%       43.1%       41.1%
              ----------------------------------------------------------------------------------------------------------------
              Operating and other expenses                                         28,007      26,552      22,708      22,195
                   % of net sales                                                   35.2%       36.1%       31.5%       31.1%
              Income before income taxes                                            7,755       5,194       8,426       7,178
                   % of net sales                                                    9.8%        7.1%       11.7%       10.0%
              ----------------------------------------------------------------------------------------------------------------
              Provision for income taxes                                            3,000       2,374       3,406       2,878
              ----------------------------------------------------------------------------------------------------------------
              Net income                                                            4,755       2,820       5,020       4,300
                   % of net sales                                                    6.0%        3.8%        7.0%        6.0%
                   % of average assets                                              10.3%        6.6%       12.6%       10.3%
                   Return on stockholders' average investment                       15.2%        9.7%       18.4%       17.7%
              ----------------------------------------------------------------------------------------------------------------
              Earnings per common and common
                   equivalent share                                              $    .47    $    .29    $    .52    $    .45
              ----------------------------------------------------------------------------------------------------------------
              Dividends per share                                                     .23         .23         .21         .20
              ----------------------------------------------------------------------------------------------------------------
              Common and common equivalent shares                                  10,040       9,615       9,672       9,492
              ----------------------------------------------------------------------------------------------------------------
              Memo: Interest (income) expense                                       (138)          43       (299)         543
                   % of net sales                                                   (.2)%         .1%       (.4)%         .8%
                   Depreciation and amortization                                    3,229       3,062       2,461       2,362
                   % of net sales                                                    4.1%        4.2%        3.4%        3.3%
                   Engineering and development                                      2,041       1,749       1,577       1,377
                   % of net sales                                                    2.6%        2.4%        2.2%        1.9%
              ----------------------------------------------------------------------------------------------------------------
YEAR END      Total assets                                                        $48,564     $43,709     $41,216     $38,534
POSITION      ----------------------------------------------------------------------------------------------------------------
              Total liabilities                                                    15,460      14,147      12,638      12,530
              ----------------------------------------------------------------------------------------------------------------
              Working capital                                                      14,129      11,443      15,542      13,245
              ----------------------------------------------------------------------------------------------------------------
              Current ratio                                                      2.1 to 1    2.0 to 1    2.5 to 1    2.3 to 1
              ----------------------------------------------------------------------------------------------------------------
              Stockholders' investment                                             33,104      29,562      28,578      26,004
              ----------------------------------------------------------------------------------------------------------------
              Long-term debt                                                          500         500          --         153
              ----------------------------------------------------------------------------------------------------------------
              Book value per share                                               $   3.31    $   3.05    $   2.98    $   2.68
              ----------------------------------------------------------------------------------------------------------------
              Number of employees                                                     764         816         788         732
              ----------------------------------------------------------------------------------------------------------------
              Number of stockholders                                                  640         710         751         822
              ----------------------------------------------------------------------------------------------------------------
              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

            (AMOUNTS IN THOUSANDS EXCEPT PER SHARE, EMPLOYEES, AND STOCKHOLDERS)    1988        1987        1986
--------------------------------------------------------------------------------------------------------------------
OPERATIONS    Net sales                                                           $71,178     $69,887     $63,929
              -----------------------------------------------------------------------------------------------------
              Cost of sales                                                        42,015      42,325      38,908
              -----------------------------------------------------------------------------------------------------
              Gross profit                                                         29,163      27,562      25,021
                   % of net sales                                                   41.0%       39.4%       39.1%
              -----------------------------------------------------------------------------------------------------
              Operating and other expenses                                         22,993      21,805      20,305
                   % of net sales                                                   32.3%       31.2%       31.8%
              Income before income taxes                                            6,170       5,757       4,716
                   % of net sales                                                    8.7%        8.2%        7.4%
              -----------------------------------------------------------------------------------------------------
              Provision for income taxes                                            2,490       2,591       2,139
              -----------------------------------------------------------------------------------------------------
              Net income                                                            3,680       3,166       2,577
                   % of net sales                                                    5.2%        4.5%        4.0%
                   % of average assets                                               8.2%        6.8%        5.3%
                   Return on stockholders' average investment                       17.1%       12.9%        9.1%
              -----------------------------------------------------------------------------------------------------
              Earnings per common and common
                   equivalent share                                              $    .39    $    .29     $   .23
              -----------------------------------------------------------------------------------------------------
              Dividends per share                                                     .20         .20         .20
              -----------------------------------------------------------------------------------------------------
              Common and common equivalent shares                                   9,387      10,740      11,103
              -----------------------------------------------------------------------------------------------------
              Memo: Interest (income) expense                                       1,107         824       1,055
                   % of net sales                                                    1.6%        1.2%        1.7%
                   Depreciation and amortization                                    2,335       2,328       2,113
                   % of net sales                                                    3.3%        3.3%        3.3%
                   Engineering and development                                      1,574       1,524       1,622
                   % of net sales                                                    2.2%        2.2%        2.5%

--------------------------------------------------------------------------------------------------------------------
YEAR END      Total assets                                                        $44,720     $44,806     $48,754
POSITION      -----------------------------------------------------------------------------------------------------
              Total liabilities                                                    22,187      24,327      20,172
              -----------------------------------------------------------------------------------------------------
              Working capital                                                      17,029      16,614      19,835
              -----------------------------------------------------------------------------------------------------
              Current ratio                                                      2.6 to 1    2.4 to 1    2.8 to 1
              -----------------------------------------------------------------------------------------------------
              Stockholders' investment                                             22,533      20,479      28,582
              -----------------------------------------------------------------------------------------------------
              Long-term debt                                                        9,394      10,821       7,723
              -----------------------------------------------------------------------------------------------------
              Book value per share                                               $   2.40    $   2.18    $   2.57
              -----------------------------------------------------------------------------------------------------
              Number of employees                                                     810         840         830
              -----------------------------------------------------------------------------------------------------
              Number of stockholders                                                  920         980       1,112
              -----------------------------------------------------------------------------------------------------

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL STATEMENTS


                   CONSOLIDATED BALANCE SHEETS
                   As of September 28, 1996, September 30, 1995, and October 1, 1994.
                   (AMOUNTS IN THOUSANDS)                                                      1996        1995        1994
----------------------------------------------------------------------------------------------------------------------------
ASSETS             Current Assets
                        Cash and short-term securities                                    $  10,050   $   4,202   $   1,454
                        Accounts receivable, less allowances
                             of $695 in 1996, $572 in 1995,
                             and $674 in 1994                                                18,777      18,965      16,589
                        Inventories (Note 1)                                                 12,707      12,613      10,402
                        Prepaid expenses                                                      5,516       5,132       3,811
                   --------------------------------------------------------------------------------------------------------
                             Total current assets                                         $  47,050   $  40,912   $  32,256
                   --------------------------------------------------------------------------------------------------------
                   Other Assets                                                           $     557   $   1,039   $   1,570
                   --------------------------------------------------------------------------------------------------------
                   Property, Plant and Equipment (Note 1)                                 $  64,499   $  61,464   $  55,035
                        Less:  Accumulated depreciation                                      40,834      37,429      33,904
                   --------------------------------------------------------------------------------------------------------
                         Net property, plant and equipment                                $  23,665   $  24,035   $  21,131
                   --------------------------------------------------------------------------------------------------------
                   Goodwill (Note 1)                                                      $   7,113   $   7,425   $   7,306
                   --------------------------------------------------------------------------------------------------------
                   Total Assets                                                           $  78,385   $  73,411   $  62,263


----------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND    Current Liabilities:
STOCKHOLDERS'           Accounts payable                                                  $   6,162   $   7,033   $   5,948
INVESTMENT              Accrued expenses                                                     11,254      12,509      10,750
                        Income taxes payable                                                  1,313       1,647         880
                        Portion of long-term debt
                        payable within one year (Note 2)                                         --          69         106
                   --------------------------------------------------------------------------------------------------------
                             Total current liabilities                                    $  18,729   $  21,258   $  17,684
                   --------------------------------------------------------------------------------------------------------
                   Deferred Income Taxes (Note 3)                                         $   1,779   $   1,749   $   1,569
                   --------------------------------------------------------------------------------------------------------
                   Long-term Debt, less portion payable
                        within one year shown above (Note 2)                              $      --   $     --    $      63
                   --------------------------------------------------------------------------------------------------------
                   Stockholders' Investment (Notes 1,2,5 and 7):
                        Preferred stock                                                   $      --   $      --   $      --
                        Common stock at par, (Shares issued - 10,419)                        10,419      10,374       7,470
                        Additional paid-in capital                                            1,571       1,248       4,987
                        Cumulative translation adjustment                                      (616)        140        (347)
                        Retained earnings                                                    46,503      38,642      35,521
                        Less:  Treasury stock at cost,
                             (Shares held 1994 - 575)                                            --          --      (4,684)
                   --------------------------------------------------------------------------------------------------------
                             Total stockholders' investment                               $  57,877   $  50,404   $  42,947
                   --------------------------------------------------------------------------------------------------------
                   Total Liabilities and Stockholders' Investment                         $  78,385   $  73,411   $  62,263
                   --------------------------------------------------------------------------------------------------------
                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.


                                    Woodhead Industries, Inc. 1996 Annual Report

                   For the years ended September 28, 1996, September 30, 1995, and October 1, 1994.

                   (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)            1996           1995           1994
--------------------------------------------------------------------------------------------------------------
CONSOLIDATED       Net Sales                                          $ 123,680      $ 120,003      $ 105,689
STATEMENTS OF      ------------------------------------------------------------------------------------------
INCOME             Cost of Sales                                         68,549         67,541         59,070
                   ------------------------------------------------------------------------------------------
                        Gross Profit                                  $  55,131      $  52,462      $  46,619
                        Percent of net sales                              44.6%          43.7%          44.1%
                   ------------------------------------------------------------------------------------------
                   Operating Expenses:
                        Engineering and product development           $   2,513      $   2,404      $   2,148
                        Marketing and sales                              21,384         19,764         17,504
                        General and administrative                       13,434         13,121         12,930
                   ------------------------------------------------------------------------------------------
                        Total operating expenses                      $  37,331      $  35,289      $  32,582
                        Percent of net sales                              30.2%          29.4%          30.8%
                   ------------------------------------------------------------------------------------------
                   Income from Operations                             $  17,800      $  17,173      $  14,037
                        Percent of net sales                              14.4%          14.3%          13.3%
                   ------------------------------------------------------------------------------------------
                   Other Expense (Income):
                        Interest (income) expense                     $    (161)     $      97      $     178
                        Other, net                                        1,129          2,724          2,336
                   ------------------------------------------------------------------------------------------
                             Net other expense                             $968      $   2,821      $   2,514
                   ------------------------------------------------------------------------------------------
                   Income Before Income Taxes                         $  16,832      $  14,352      $  11,523
                        Percent of net sales                              13.6%          12.0%          10.9%
                   Provision for Income Taxes (Note 3)                    6,161          5,124          4,273
                   ------------------------------------------------------------------------------------------
                   Net Income                                         $  10,671      $   9,228      $   7,250
                        Percent of net sales                               8.6%           7.7%           6.9%
                   ------------------------------------------------------------------------------------------
                   Earnings per common and common
                        equivalent share (Note 1)                     $     .98      $     .85      $     .68
                   ------------------------------------------------------------------------------------------
                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.


--------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL STATEMENTS



              For the years ended September 28, 1996, September 30, 1995, and October 1, 1994.
              (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED                                                 ADDITIONAL    CUMULATIVE                                  TOTAL
STATEMENTS OF                                        COMMON   PAID-IN      TRANSLATION     RETAINED     TREASURY    STOCKHOLDERS'
STOCKHOLDERS'                                         STOCK   CAPITAL      ADJUSTMENT      EARNINGS      STOCK       INVESTMENT
INVESTMENT    -------------------------------------------------------------------------------------------------------------------
              Balance October 2, 1993               $ 7,470   $ 4,667       $ (914)        $ 30,601      $(5,164)     $36,660
                Net income for the year                  --        --           --            7,250           --        7,250
                Translation adjustment                   --        --          567               --           --          567
                Cash dividends, $.34 per share           --        --           --           (2,330)          --       (2,330)
                Stock option plans                       --       320           --               --          480          800
              -------------------------------------------------------------------------------------------------------------------
              Balance October 1, 1994               $ 7,470   $ 4,987       $ (347)        $ 35,521      $(4,684)     $42,947
                Net income for the year                  --        --           --            9,228           --        9,228
                Translation adjustment                   --        --          487               --           --          487
                Cash dividends, $.257 per share          --        --           --           (2,657)          --       (2,657)
                Stock option plans                       23       326          --                --           50          399
                Retirement of treasury stock           (569)   (4,065)          --               --        4,634           --
                Three-for-two stock split (Note 5)    3,450        --           --           (3,450)          --           --
              -------------------------------------------------------------------------------------------------------------------
              Balance September 30, 1995            $10,374   $ 1,248       $  140          $38,642      $    --      $50,404
                Net income for the year                  --        --           --           10,671           --       10,671
                Translation adjustment                   --        --         (756)              --           --         (756)
                Cash dividends, $.27 per share           --        --           --           (2,810)          --       (2,810)
                Stock option plans                       45       323           --               --           --          368
              -------------------------------------------------------------------------------------------------------------------
              Balance September 28, 1996            $10,419   $ 1,571       $ (616)         $46,503      $    --      $57,877
              -------------------------------------------------------------------------------------------------------------------
              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                   Woodhead Industries, Inc. 1996 Annual Report

              For the years ended September 28, 1996, September 30, 1995, and October 1, 1994.
              (AMOUNTS IN THOUSANDS)                                            1996           1995         1994
------------------------------------------------------------------------------------------------------------------
CONSOLIDATED  Cash Flows From Operating Activities:
STATEMENTS OF   Net income for the year                                    $  10,671      $   9,228    $   7,250
CASH FLOWS    ---------------------------------------------------------------------------------------------------
                Adjustments to reconcile net income to net
                cash flows from operating activities:
              ---------------------------------------------------------------------------------------------------
                Depreciation and amortization                                  4,813          4,475        4,199
                (Increase) decrease in:
                  Accounts receivable                                            188         (1,361)      (3,752)
                  Inventories                                                    (94)        (1,938)      (1,731)
                  Prepaid expenses                                              (384)        (1,224)        (158)
                  Other assets                                                    --           (147)         (66)
                (Decrease) increase in:
                  Accounts payable                                              (871)           511          700
                  Accrued expenses                                            (1,255)         1,576        1,670
                  Income taxes payable                                          (334)           486           34
                  Deferred income taxes                                           30            180         (330)
              ---------------------------------------------------------------------------------------------------
              Net cash flows from operating activities                     $  12,764        $11,786       $7,816
              ----------------------------------------------------------------------------------------------------

              Cash Flows From Investing Activities:
                Purchases of property, plant & equipment                   $  (5,132)     $  (6,620)   $  (3,928)
                Payments for businesses acquired                                  --           (599)          --
                Retirements or sales of property, plant & equipment              887            260           24
              ---------------------------------------------------------------------------------------------------
              Net cash (used for) provided by investing activities         $  (4,245)     $  (6,959)   $  (3,904)
              ---------------------------------------------------------------------------------------------------

              Cash Flows From Financing Activities:
                (Decrease) increase in short-term debt                     $     (69)     $     (37)   $    (498)
                (Decrease) increase in long-term debt                             --            (63)      (1,984)
                Sales of stock                                                   368            399          800
                Dividend payments                                             (2,810)        (2,657)      (2,330)
              ---------------------------------------------------------------------------------------------------
              Net cash (used for) provided by financing activities         $  (2,511)     $  (2,358)   $  (4,012)
              ---------------------------------------------------------------------------------------------------
              Effect of Exchange Rates                                     $    (160)     $     279    $     399
              ---------------------------------------------------------------------------------------------------

              Net Increase (Decrease) in Cash and
                Short-Term Securities                                      $   5,848      $   2,748    $     299
                Cash and short-term securities at beginning of year            4,202          1,454        1,155
              ---------------------------------------------------------------------------------------------------
              Cash and short-term securities at end of year                $  10,050      $   4,202    $   1,454
              ---------------------------------------------------------------------------------------------------

              Supplemental Cash Flow Data
              Cash paid during the year for:
                Interest                                                   $      43      $      97    $     167
                Income taxes                                                   5,877          5,179        3,787
              ---------------------------------------------------------------------------------------------------

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



            (AMOUNTS IN THOUSANDS, EXCEPT SHARES AND PER SHARE, IN ALL TABLES)

--------------------------------------------------------------------------------
1.         CONSOLIDATION
SUMMARY OF The consolidated financial statements include the accounts of all ACCOUNTING subsidiaries, each of which is wholly owned. Revenue is
POLICIES recognized when products are shipped. All significant intercompany transactions have been eliminated in consolidation.
           The Company follows the practice of ending its fiscal year on the Saturday closest to September 30.

           INVENTORIES
           The Company values its inventory at the lower of cost or market, cost being determined using first-in first-out (FIFO) or last-in first-out (LIFO) method. The total inventories at the balance sheet dates were as follows:

                                                      1996      1995      1994
           -------------------------------------------------------------------
           Inventories valued using FIFO           $ 6,402   $ 5,727   $ 4,637
           -------------------------------------------------------------------
           Inventories valued using LIFO:
             At FIFO cost                          $11,082   $11,530   $10,321
             Less:  Reserve to reduce to LIFO        4,777     4,644     4,556
           -------------------------------------------------------------------
                LIFO inventories                   $ 6,305     6,886   $ 5,765
           --------------------------------------------------------------------
                   Total Inventories               $12,707   $12,613   $10,402
           -------------------------------------------------------------------
           Inventory composition at FIFO:
             Raw materials                         $ 8,917   $ 8,528   $ 7,012
             Work-in-process and finished goods      8,567     8,729     7,946
           -------------------------------------------------------------------
                   Total                           $17,484   $17,257   $14,958
           -------------------------------------------------------------------

           PROPERTY, PLANT AND EQUIPMENT
           Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method for financial accounting purposes. The estimated useful lives are as follows:

              Asset Description                             Asset Life
           -------------------------------------------------------------------

              Buildings and improvements                  20 to 40 years
              Machinery and equipment                     3 to 12 years
              Dies and molds                              4 to 5 years
              Furniture and office equipment              3 to 10 years
           -------------------------------------------------------------------

           The cost of property retired or otherwise disposed of is removed from the property accounts, the accumulated depreciation is removed from the related reserves, and the net gain or loss is reflected in income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments are capitalized.

           The details of property, plant and equipment at the balance sheet dates were as follows:

                                                      1996      1995      1994
           -------------------------------------------------------------------
           Land                                   $  1,297  $  1,358  $    876
           Buildings and improvements               14,368    14,816    12,757
           Machinery and equipment                  18,390    16,180    14,364
           Dies and molds                           16,690    15,654    14,548
           Furniture and office equipment           13,754    13,456    12,490
           -------------------------------------------------------------------
                                                  $ 64,499  $ 61,464  $ 55,035
           -------------------------------------------------------------------

                                    WOODHEAD INDUSTRIES, INC. 1996 ANNUAL REPORT


--------------------------------------------------------------------------------
1.         GOODWILL
SUMMARY OF Goodwill is the cost of acquired businesses in excess of the fair ACCOUNTING value of their identifiable net assets and is amortized over a
POLICIES   period not exceeding 40 years. The Company regularly reviews the
(CONT.) individual components of goodwill and recognizes, on a current basis, any diminution in value.

           INCOME PER COMMON AND COMMON SHARE EQUIVALENT
           Income per share is computed on the basis of the weighted average number of shares outstanding plus the effect of common stock equivalents. The weighted average shares used in the computations were 10,931,000 in 1996, 10,816,000 in 1995, and 10,666,000 in 1994.

           CASH FLOWS
           For purposes of reporting cash flows, cash on hand and short-term securities are combined. Short-term securities may include certificates of deposit, Euro-dollars and commercial paper which must be held for three months or less in order to be considered short-term for cash flows.

           RESTATEMENTS
           All share and per share amounts have been adjusted for a three-for-two stock split effected in the form of a stock dividend in May 1995 and a two-for-one stock split effected in the form of a stock dividend in March 1993.




--------------------------------------------------------------------------------
2.         Long-term debt consisted of the following:
LONG-TERM
DEBT AND                                              1996      1995      1994
SHORT-TERM --------------------------------------------------------------------
BORROWING  Bank Revolving Credit Agreement           $  --     $  --     $  --
           Other                                        --        69       169
           --------------------------------------------------------------------
             Total                                   $  --     $  69     $ 169
           Less: Portion of long-term debt payable
             within one year                            --        69       106
           --------------------------------------------------------------------
           Net long-term debt                        $  --     $  --     $  63
           --------------------------------------------------------------------

           The Company has a Revolving Credit Agreement (the "Agreement") with a bank that provides for borrowings of up to $15,000,000 at the bank's prime rate or offered rate. This Agreement expires on October 31, 1997. The average amount owing to the bank was $0 in 1996, $811,000 in 1995, and $1,964,000 in 1994, at weighted average interest rates of 0.0%, 6.9%, and 4.2%, respectively. Under the Agreement, the Company is required, among other things, to maintain consolidated tangible net worth, as defined, of not less than $24,571,000 and a minimum current ratio of 1.5 to 1. In addition, there are some restrictions on the creation or assumption of any lien or security interest upon any of its assets.

           Short-term borrowing averaged $49,000 in 1996, $6,000 in 1995, and $3,000 in 1994, at weighted average interest rates of 8.6%, 9.3%, and 6.2%, respectively.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



--------------------------------------------------------------------------------
3.            Effective October 3, 1993, the Company adopted Statement of
INCOME TAXES  Financial Accounting Standards No. 109 (SFAS 109), "Accounting
              for Income Taxes". SFAS 109 requires, among other things, the application of current statutory income tax rates to deferred income tax balances. In the first quarter of fiscal 1994, the company recognized the cumulative effect, through October 3, 1993, of the accounting change, reflecting the difference between current statutory tax rates and the generally higher rates that were used to establish the deferred income tax balances, resulting in no material effect to the Company's financial condition.

              The provision for income taxes for 1996, 1995, and 1994 consisted of the following:

                                                      1996      1995      1994
              -----------------------------------------------------------------
              U. S. federal income tax              $4,015    $3,529    $3,217
              State income taxes                       781       608       593
              Foreign income taxes                   1,365       987       463
              -----------------------------------------------------------------
                                                   $ 6,161   $ 5,124    $4,273
              -----------------------------------------------------------------
              Current provision                     $5,723    $5,467    $5,010
              Deferred provision                       438      (343)     (737)
              -----------------------------------------------------------------
                                                    $6,161   $ 5,124    $4,273
              -----------------------------------------------------------------

              A reconciliation of the federal statutory rate to the effective tax rate is as follows:

                                                      1996      1995      1994
              -----------------------------------------------------------------
              Federal statutory rate                  34.0%     34.0%     34.0%
              State income taxes, net of
                federal benefit                        3.1       2.8       3.4
              Difference between U.S. and foreign
                rates                                  1.4       1.3       2.1
              Other, net                              (1.9)     (2.4)     (2.4)
              -----------------------------------------------------------------
                                                      36.6%     35.7%     37.1%
              -----------------------------------------------------------------

              The components of income before income taxes consisted of the following:

                                                      1996      1995      1994
              -----------------------------------------------------------------
              Domestic                             $13,508   $11,980   $10,866
              Foreign                                3,324     2,372       657
              -----------------------------------------------------------------
                                                   $16,832   $14,352   $11,523
              -----------------------------------------------------------------

              The components of the deferred tax provisions consisted of the following:

                                                      1996      1995      1994
              -----------------------------------------------------------------

              Excess of tax over book depreciation
                and amortization                    $    6    $  (16)   $  134
              Excess of tax loss on disposal of
                property                               127         2       (13)
              Accounts receivable reserves               6        61        (8)
              Inventory reserves                       (29)      (10)       10
              Litigation reserves                      311       431      (301)
              Environmental reserves                   152      (827)       --
              Employee benefit reserves               (165)       30      (253)
              Other reserves                            30       (14)     (306)
              -----------------------------------------------------------------
                                                     $ 438    $ (343)   $ (737)
              -----------------------------------------------------------------

                                    WOODHEAD INDUSTRIES, INC. 1996 ANNUAL REPORT


--------------------------------------------------------------------------------
3. The significant deferred tax assets and liabilities at September INCOME TAXES 28, 1996, September 30, 1995 and October 1, 1994 were as
(CONT.)       follows:
                                                      1996      1995      1994
              -----------------------------------------------------------------
              Deferred tax liabilities:
              -----------------------------------------------------------------
                Accelerated depreciation &
                  amortization                     $ 1,779   $ 1,749   $ 1,569
              -----------------------------------------------------------------
                  Total Deferred Liabilities       $ 1,779   $ 1,749   $ 1,569
              -----------------------------------------------------------------
              Less deferred tax assets:

                Accounts receivable reserves       $   203   $   160   $   221
                Inventory reserves                     348       378       432
                Litigation reserves                     64       356       787
                Environmental reserves                 554       827        --
                Employee benefit reserves            1,023       816       865
                Other reserves                         677       109      (369)
              -----------------------------------------------------------------
                  Total Deferred Assets            $ 2,869   $ 2,646   $ 1,936
              -----------------------------------------------------------------
              Net Deferred Tax Assets              $ 1,090   $   897   $   367
              -----------------------------------------------------------------




--------------------------------------------------------------------------------
4.                 The Company has defined benefit, defined contribution and
PENSION            government mandated plans covering eligible, non-bargaining
AND OTHER          unit employees.  Pension benefits are fully vested after
EMPLOYEE BENEFITS  five years and are based upon years of service and highest five-year average compensation. It is the Company's policy to fund its pension costs by making annual contributions based upon the minimum funding provisions of the "Employee
                   Retirement Income Security Act of 1974". The total pension expense of Company sponsored plans was $407,000 in 1996 and was $297,000 and $290,000 in 1995 and 1994, respectively.

                   Net periodic pension cost for the non-union plans for 1996, 1995 and 1994 included the following components:

                                                       1996      1995     1994
                   ------------------------------------------------------------
                   Service cost-benefits earned
                     during the year                  $ 281     $ 244    $ 278
                   Interest cost on projected
                     benefit obligation                 412       443      452
                   Actual (gain) loss on plan assets   (808)     (835)      21
                   Net amortization and deferral        573       635     (189)
                   ------------------------------------------------------------
                                                      $ 458     $ 487    $ 562
                   ------------------------------------------------------------

                   Assumptions used in accounting for the pension plans are as follows:

                                                                      1996           1995              1994
                   ----------------------------------------------------------------------------------------
                   Discount rate                                      8.0%           8.0%              8.0%
                   Rate of increase in compensation  levels           6.0%           6.0%     varied by age
                   Expected long-term rate of return on assets        7.5%           7.5%              7.5%
                   ----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



--------------------------------------------------------------------------------
4.         The following table reconciles the plans' funded status and
PENSION    the amount recognized in the Company's balance sheets at September
AND OTHER  28, 1996, September 30, 1995, and October 1, 1994, for its non-union
EMPLOYEE   plans:
BENEFITS
(CONT.)

                                                                1996            1995         1994
           ---------------------------------------------------------------------------------------
           Actuarial present value of benefit obligations
             Vested benefits                                 $ 4,308         $ 4,059       $ 4,723
             Non-vested benefits                                 385             355           198
           ---------------------------------------------------------------------------------------
             Accumulated benefit obligation                  $ 4,693           4,414         4,921
             Effect of projected future compensation levels      928             979           873
           ---------------------------------------------------------------------------------------
             Projected benefit obligation                    $ 5,621         $ 5,393       $ 5,794
           Plan assets at fair value                           6,289           5,240         5,195
           ---------------------------------------------------------------------------------------
           (Over) under funded status                        $  (668)        $   153       $   599
           Unrecognized prior service cost                      (112)           (128)         (203)
           Unrecognized net gain (loss)                          270            (379)         (269)
           Unrecognized net asset at date of application           8              16            33
           ---------------------------------------------------------------------------------------
           (Prepaid) accrued pension cost included
             in balance sheet                                $  (502)        $  (338)      $   160
           ---------------------------------------------------------------------------------------

           In fiscal 1990, a supplemental retirement benefit plan was approved for certain key executive officers which will provide supplemental payments upon retirement, disability, or death. The obligations are not funded apart from the Company's general assets. The Company charged to expense $121,000 in 1996, $205,000 in 1995, and $299,000 in 1994 under the plan.

           Most of the Company's union employees are covered by union-sponsored, collectively-bargained multi-employer pension plans. The Company contributed and charged to expense $160,000 in 1996, $154,000 in 1995, and $130,000 in 1994, for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of man-hours worked. Information from the plan's administrators is not available to permit the Company to determine its share of unfunded vested benefits.

           The annual profit sharing contributions which are the lesser of (a) a percentage of income as defined in the plans or (b) 15% of the aggregate compensation paid to participants during the year, were $798,000 in 1996, $698,000 in 1995, and $634,000 in 1994.

           The Company makes matching contributions of 50% of employees' contributions up to 4% of compensation. Matching contributions were $225,000 in 1996, and were $214,000 and $206,000 in 1995 and 1994, respectively.

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

           During the quarter ended January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 106 (SFAS No. 106), "Employer's Accounting for Postretirement Benefits other than Pensions," on a prospective basis. Adopting this new standard resulted in a cumulative catch-up adjustment of approximately $1,098,000(pre-tax) which will be amortized over 20 years. On an on-going basis, the annual incremental expense, including $55,000 amortization of the $1,098,000, will be approximately $181,000(pre-tax).

                                    Woodhead Industries, Inc. 1996 Annual Report




--------------------------------------------------------------------------------
4.         In fiscal years 1996, 1995 and 1994, the components of cost of these
PENSION    postretirement benefits, principally healthcare, were as follows:
AND OTHER
EMPLOYEE                                              1996      1995      1994
BENEFITS   --------------------------------------------------------------------
(CONT.)    Service cost                              $  52     $  44     $  45
           Interest cost                               104        87        81
           Amortization of transition obligation        55        54        55
           --------------------------------------------------------------------
                                                     $ 211     $ 185     $ 181
           --------------------------------------------------------------------
           The funded status of these benefits for the fiscal years ended September 28, 1996, September 30, 1995 and October 1, 1994 were as follows:

                                                      1996      1995      1994
           --------------------------------------------------------------------
           Actuarial present value of benefit obligations
             Retirees                               $  574    $  424     $ 428
             Eligible active employees                 277       298       282
             Other active employees                    545       471       396
           --------------------------------------------------------------------
             Accumulated postretirement
               benefit obligation                  $ 1,396    $1,193   $1,106
           Plan assets at fair value               $    --        --        --
           --------------------------------------------------------------------
           Under funded status                     $ 1,396    $1,193    $1,106
           Unrecognized transition obligation         (934)     (989)   (1,044)
           Unrecognized net gain                        24       118       119
           --------------------------------------------------------------------
           Accrued postretirement benefit cost
             included in balance sheet             $   486    $  322    $  181
           --------------------------------------------------------------------
           Assumptions used in the accounting were:

                                                      1996      1995      1994
           --------------------------------------------------------------------
           Discount rate                              8.0%      8.0%      7.5%
           Health care trend rate in first year      10.0%     11.0%     12.0%
           Gradually declining to a trend rate of     6.0%      6.0%      6.0%
           in the year                                2000      2000      2000
           --------------------------------------------------------------------
           The effect of a one percentage point increase in the assumed health care trend rate on:

                                                      1996      1995      1994
           --------------------------------------------------------------------
           Aggregate of service and interest cost    $  30     $  25     $  24
           Accumulated postretirement benefit
             obligation                                240       202       177
           --------------------------------------------------------------------

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

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




--------------------------------------------------------------------------------
5. The total authorized stock is 40,000,000 shares, consisting of CAPITAL STOCK 10,000,000 shares of preferred stock, par value $.01 per share, and 30,000,000 shares of common stock, par value $1.00 per share. No shares of preferred stock have been issued to date.

              In May, 1996, the Company adopted a new shareholder rights plan effective upon termination of the previous rights plan and declared a dividend distribution of one preferred stock purchase right ("Right") for each share of common stock outstanding. Each Right represents the right to purchase, if and when the Rights are exercisable, a unit consisting of one one-thousandths of a share ("unit") of Series A Junior Participating Preferred Stock at a purchase price of $65 per unit, subject to adjustment. The exercise price and the number of shares issuable upon the exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights are evidenced by the common stock certificates and are not exercisable, or transferable apart from the common stock, until ten days after a person (i) acquires 15% or more of the common stock or (ii) commences a tender offer which would result in the ownership of 15% or more of the common stock or the Board of Directors determines that any person has become an Adverse Person as that term is defined in the plan. In the event any person becomes the beneficial owner of 15% or more of the common stock or the Board of Directors declares a person to be an Adverse Person, each of the Rights (other than Rights held by the party triggering the Rights and certain transferees which are voided) becomes a discount right entitling the holder to acquire common stock having a value equal to twice the Right's exercise price. In the event the Company is acquired in a merger or other business combination transaction (including one in which the Company is the surviving corporation), each Right will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights do not have any voting rights and are redeemable, at the option of the Company, at a price of $0.01 per Right at any time until ten days after a person acquires beneficial ownership of at least 15% of the common stock. The Rights expire on May 29, 2006. So long as the Rights are not separately transferable, the Company will issue one Right with each new share of common stock issued.

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

                                    Woodhead Industries, Inc. 1996 Annual Report




--------------------------------------------------------------------------------
6.            The Company is subject to federal and state hazardous substance
CONTINGENT    cleanup laws that impose liability for the costs of cleaning up
LIABILITIES   contamination resulting from past spills, disposal or other releases of hazardous substances. In this regard, the Company has incurred, and expects to incur, assessment, remediation and related costs at one of the Company's facilities. In 1991, the Company reported to state regulators a release at that site from an underground storage tank ("UST"). The UST and certain contaminated soil subsequently were removed and disposed of at an off-site disposal facility. The Company's independent environmental consultant has been conducting an investigation of soil and groundwater at the site with oversight by the state
              Department of Environmental Quality ("DEQ"). The investigation indicates that additional soil and groundwater at the site have been impaired by chlorinated solvents, including tetrachloroethane and trichloroethylene, and other compounds.
              Also, the Company learned that a portion of the site had been used as a disposal area by the previous owners of the site. The
              Company's consultant is investigating and has begun to remediate this area and believes that it is an additional likely source of contamination of soil and groundwater. In addition, the investigation of the site indicates that the groundwater contaminants have migrated off-site. The Company is currently discussing various remediation alternatives for both on-site and off-site contamination with the DEQ. The Company is conducting additional investigations to determine the extent of contamination at and around the site and to determine the extent of other sources of contamination in addition to the removed UST and the above-referenced disposal area, including the possible presence of ongoing dumping activities by others in the vicinity around the Company's facilities.

              The Company's consultant estimates that a minimum of $800,000 of investigation and remediation expenses remains to be incurred at the site. The Company has a reserve for such purposes and has notified the previous owners of the site and various insurers of possible claims by the Company relating to the remediation of the site. The consultant's cost estimate was based on a review of currently available data, which is limited, and assumptions concerning the extent of contamination, geological conditions, and the costs and effectiveness of certain treatment technologies. The cost estimate is subject to substantial uncertainty until the extent of contamination and geological conditions are fully understood, feasible remedial alternatives are assessed, and the DEQ approves a remediation plan. The Company is continuing to investigate the environmental conditions at the site and will adjust its reserve if necessary. The Company may incur significant additional assessment, remediation and related costs at the site, and such costs could materially and adversely affect the Company's consolidated net income for the period in which such costs are incurred. At this time, the Company, however, cannot estimate the time or potential magnitude of such costs, if any.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




--------------------------------------------------------------------------------
7.            Under the Company's stock option plans, options to purchase
STOCK OPTION  common shares may be granted to directors, officers and key
PLANS employees at a price not less than the market value at date of grant. As of September 28, 1996, 1,316,950 unissued common shares are reserved under all stock option plans which includes 145,800 shares available for future grants. The following grants are outstanding and exercisable:

                  Fiscal Year      Number of   Option Price     Expiration
                   of Grant           Shares     Per Share         Date
               -----------------------------------------------------------------
                     1987              3,000   $       5.21        1997
                     1988              9,500           3.17        1998
                     1989             41,000      3.58-4.58        1999
                     1990            156,100           4.75        2000
                     1991            169,100           4.25        2001
                     1992            117,900           5.17        2002
                     1993            243,150      6.98-8.42        2003
                     1994            148,950          10.33        2004
                     1995            146,850           9.33        2005
                     1996            135,600    14.00-14.31        2006
               -----------------------------------------------------------------
                                   1,171,150
               -----------------------------------------------------------------

              The following summarizes the options granted, exercised and expired during the last three fiscal years:

                             Option Price           Number of Shares*
                             Per Share*     1996           1995           1994
              -----------------------------------------------------------------
              Granted      $14.00-15.50   135,600        106,700        115,900
              Exercised      3.17-14.31    45,500         29,300         85,400
              Expired                --        --             --             --
              -----------------------------------------------------------------

              Subsequent to September 28, 1996, stock options were granted for 133,900 shares at an average price of $13.30 per share.

              *Option prices and shares from periods prior to the May 1995 3-for-2 stock split have been presented at their respective historical amounts to reflect actual activity.


--------------------------------------------------------------------------------
8. United States Foreign Consolidated INFORMATION -------------------------------------------------------------------
ABOUT THE   1996
COMPANY'S   Sales to unaffiliated customers   $ 87,218   $ 36,462    $ 123,680
OPERATIONS  Net income                           8,835      1,836       10,671
IN          Identifiable assets at
DIFFERENT     September 28, 1996                56,529     21,856       78,385
GEOGRAPHIC  -------------------------------------------------------------------
AREAS       1995
            Sales to unaffiliated customers   $ 90,324   $ 29,679    $ 120,003
            Net income                           7,867      1,361        9,228
            Identifiable assets at
              September 30, 1995                53,152     20,259       73,411
            -------------------------------------------------------------------
            1994
            Sales to unaffiliated customers   $ 83,652   $ 22,037    $ 105,689
            Net income                           7,056        194        7,250
            Identifiable assets at
              October 1, 1994                   47,322     14,941       62,263
            -------------------------------------------------------------------

                                    Woodhead Industries, Inc. 1996 Annual Report



--------------------------------------------------------------------------------
9.            The following is a summary of quarterly data for 1996, 1995, and
SUMMARY OF    1994.
QUARTERLY DATA                     Net        Gross         Net      Net Income
(UNAUDITED)                      Sales       Profit       Income      Per Share
              -----------------------------------------------------------------
              1996
              First Quarter    $ 29,968     $ 13,177    $  2,203       $ .20
              Second Quarter     31,675       14,045       2,615         .24
              Third Quarter      30,557       13,728       2,897         .26
              Fourth Quarter     31,480       14,181       2,956         .27
              -----------------------------------------------------------------
              Total            $123,680     $ 55,131    $ 10,671       $ .98
              -----------------------------------------------------------------
              1995
              First Quarter    $ 27,667     $ 11,747    $  1,830       $ .17
              Second Quarter     31,413       13,799       2,203         .20
              Third Quarter      30,329       13,101       2,305         .21
              Fourth Quarter     30,594       13,815       2,890         .27
              -----------------------------------------------------------------
              Total            $120,003     $ 52,462    $  9,228       $ .85
              -----------------------------------------------------------------
              1994
              First Quarter    $ 23,536     $ 10,014    $  1,426       $ .13
              Second Quarter     26,938       11,873       1,634         .15
              Third Quarter      27,446       12,088       1,927         .18
              Fourth Quarter     27,769       12,644       2,263         .21
              -----------------------------------------------------------------
              Total            $105,689     $ 46,619    $  7,250        $.68
              -----------------------------------------------------------------



--------------------------------------------------------------------------------
10. On September 29, 1995, the Company acquired all of the assets of ACQUISITIONS Elitec S.A. for $599,000 excluding cash. Located outside of
              Paris, France, Elitec is a distributor of industrial connectors and sensors that serve the automation and computer-control needs of many industries.

              The acquisition was accounted for under the purchase method, and the net assets and results of operations are included in the Company's Consolidated Financial Statements from the date of acquisition.

--------------------------------------------------------------------------------
REPORT OF     The management of Woodhead Industries, Inc. is responsible for
MANAGEMENT    the integrity of the information presented in this Annual Report, including the Company's financial statements. These statements have been prepared in conformity with generally accepted accounting principles and include, where necessary, informed estimates and judgments by management.

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


              /s/ C. Mark DeWinter          /s/ Robert G. Jennings

              C. Mark DeWinter              Robert G. Jennings
              President and                 Vice President, Finance and
              Chief Executive Officer       Chief Financial Officer


--------------------------------------------------------------------------------
REPORT OF     To Woodhead Industries, Inc.:
INDEPENDENT
PUBLIC        We have audited the accompanying consolidated balance sheets of
ACCOUNTANTS   WOODHEAD INDUSTRIES, INC. (a Delaware corporation) AND
              SUBSIDIARIES as of September 28, 1996, September 30, 1995, and
              October 1, 1994, and the related consolidated statements of income, stockholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

              In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WOODHEAD INDUSTRIES, INC. AND SUBSIDIARIES as of September 28, 1996, September 30, 1995, and October 1, 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


              /s/ Arthur Andersen LLP

              Chicago, Illinois
              November 12, 1996