Form 10-K, Exhibit 13
period 1997-09-27
WOODHEAD INDUSTRIES INC
filed 1997-12-24
CIK 108215

REPORT OF MANAGEMENT

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

/s/ C. MARK DEWINTER                        /s/ ROBERT G. JENNINGS
C. MARK DEWINTER                            ROBERT G. JENNINGS
Chairman, President and                     Vice President, Finance and
Chief Executive Officer                     Chief Financial Officer


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Woodhead Industries, Inc.:



We have audited the accompanying consolidated balance sheets of WOODHEAD INDUSTRIES, INC. (a Delaware corporation) AND SUBSIDIARIES as of September 27, 1997, September 28, 1996, and September 30, 1995, and the related consolidated statements of income, stockholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WOODHEAD INDUSTRIES, INC. AND SUBSIDIARIES as of September 27, 1997, September 28, 1996, and September 30, 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP
Chicago, Illinois
November 11, 1997

MANAGEMENT'S DISCUSSION OF OPERATIONS AND FINANCIAL POSITION

FISCAL 1997 RESULTS COMPARED WITH 1996

SALES

The Company's sales of $136.9 million exceeded fiscal 1996 results by $13.2 million or 10.7 percent. Domestic sales drove the majority of the revenue gain increasing by 14.9 percent and equal to 72.3 percent of total sales. This is in sharp contrast to last year's slight decline in domestic revenue. Sales in Europe and Asia increased marginally reflecting market weakness in Europe and the start of the currency crisis in Asia. While international revenues in native currencies increased 3.4 percent, these were somewhat offset by the strong U.S. dollar. During the year, competitive pressures remained high, resulting in minimal price increases of less than one percent. The backlog of unfilled orders was $8.8 million at year end compared with $8.6 million at the close of fiscal 1996.

GROSS PROFIT
The substantial gain in gross profit of $6.8 million or 12.4 percent to $62.0 million in 1997 reflects improvement in both sales volume and the gross profit rate. The increase in the gross profit rate to 45.3 percent in 1997 from 44.6 percent in 1996 resulted from improved product mix derived from higher sales of the Company's Brad Harrison(R) product line. Other factors also contributing to the higher gross profit rate were new higher-margin products, $.4 million reduction in LIFO expense, increased production efficiencies and higher plant utilization.

OPERATING EXPENSES
Operating expenses were $40.5 million in 1997 -- an increase of $3.2 million or
8.5 percent over 1996. Investment in engineering and product development was increased by 20.4 percent over 1996 levels reflecting the Company's continued focus on new products. However, operating expenses as a percent of net sales decreased from 30.2 percent to 29.6 percent primarily due to limited increases in marketing and selling expenses.

OTHER EXPENSE/INCOME
Other expenses increased slightly from $1.0 million in 1996 to $1.1 million in 1997. Lower expenses in both amortization, $.2 million, and provision for environmental cleanup, $.2 million, benefitted the Company. These two items helped offset the absence of $.8 million in other income in 1996 due to the favorable resolution of a 1991 lawsuit.

NET INCOME
Record sales coupled with a higher gross profit rate increased net income $1.6 million or 15.1 percent to $12.3 million in 1997. During the year, the Company's effective tax rate increased from 36.6 percent to 39.6 percent. Higher state taxes combined with the absence of foreign tax credits utilized in 1996 were the causes for the higher rate.

FINANCIAL POSITION
There was a $3.4 million increase in working capital during 1997 which brought the total to $31.7 million. Strong cash flow allowed the Company to begin construction at two new manufacturing facilities and expand another location in the U.K. The Company's $15 million revolving credit line was unused during the year. Looking forward, internal cash flow is expected to be more than adequate to fund the operating requirements of the company in 1998.

FISCAL 1996 RESULTS COMPARED WITH 1995
Sales in fiscal 1996 of $123.7 million were 3.1% ahead of the $120.0 million in 1995. International sales, including the Elitec acquisition, increased by 15.3% and equalled 30.3% of total sales. The strong international sales were offset by a decline in domestic volume resulting from a weak industrial marketplace. During the year the Company realized price increases of approximately 1%.

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

Other expenses declined in 1996 to $1.0 million from $2.8 million in the prior year. A favorable impact on interest income of $.3 million, a reversal of a lawsuit accrual of $.8 million, and reduced provisions for environmental cleanup of $.5 million all benefitted the Company in 1996.

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

                 Price
FY 1997    High        Low        Dividend
1ST        14 1/4      12 1/4     $.07
2ND        16 3/4      13 1/4     $.08
3RD        19 1/4      14 3/4     $.08
4TH        21 1/8      17 3/4     $.09

                 Price
FY 1996    High        Low        Dividend
1ST        16 3/4      13 7/8     $.065
2ND        15          13         $.065
3RD        15 1/2      10         $.07
4TH        13 3/4      11 3/4     $.07

FINANCIAL PROFILE
(Amounts in thousands except per share, employees, and stockholders)

OPERATIONS

                                                     1997                1996                1995               1994
Net sales                                            $ 136,886           $ 123,680           $ 120,003          $ 105,689
                                                     ---------           ---------           ---------          ---------
Cost of sales                                           74,914              68,549              67,541             59,070
                                                     ---------           ---------           ---------          ---------
Gross profit                                            61,972              55,131              52,462             46,619
    % of net sales                                        45.3%               44.6%               43.7%              44.1%
                                                     ---------           ---------           ---------          ---------
Operating and other expenses                            41,647              38,299              38,110             35,096
    % of net sales                                        30.4%               31.0%               31.8%              33.2%
Income before income taxes                              20,325              16,832              14,352             11,523
    % of net sales                                        14.8%               13.6%               12.0%              10.9%
                                                     ---------           ---------           ---------          ---------

Provision for income taxes                               8,045               6,161               5,124              4,273
                                                     ---------           ---------           ---------          ---------
Net income                                              12,280              10,671               9,228              7,250
    % of net sales                                         9.0%                8.6%                7.7%               6.9%
    % of average assets                                   14.7%               14.1%               13.6%              12.2%
    Return on stockholders' average investment            19.6%               19.7%               19.8%              18.2%
                                                     ---------           ---------           ---------          ---------

Earnings per common and common
    equivalent share                                 $    1.12           $     .98           $     .85          $     .68
                                                     ---------           ---------           ---------          ---------
Dividends per share                                        .32                 .27                 .26                .23
                                                     ---------           ---------           ---------          ---------
Common and common equivalent shares                     11,002              10,931              10,816             10,666
                                                     ---------           ---------           ---------          ---------

Memo: Interest (income) expense                           (290)               (161)                 97                178
    % of net sales                                         (.2)%               (.1)%                .1%                .2%
    Depreciation and amortization                        4,809               4,813               4,475              4,199
    % of net sales                                         3.5%                3.9%                3.7%               4.0%
    Engineering and development                          3,025               2,513               2,404              2,148
    % of net sales                                         2.2%                2.0%                2.0%               2.0%


YEAR-END
POSITION

Total assets                                         $  88,999           $  78,385           $  73,411          $  62,263
                                                     ---------           ---------           ---------          ---------

Total liabilities                                       21,744              20,508              23,007             19,316
                                                     ---------           ---------           ---------          ---------

Working capital                                         31,727              28,321              19,654             14,572
                                                     ---------           ---------           ---------          ---------

Current ratio                                         2.6 TO 1            2.5 to 1            1.9 to 1           1.8 to 1
                                                     ---------           ---------           ---------          ---------

Stockholders' investment                                67,255              57,877              50,404             42,947
                                                     ---------           ---------           ---------          ---------

Long-term debt                                            --                  --                  --                   63
                                                     ---------           ---------           ---------          ---------

Book value per share                                 $    6.38           $    5.55           $    4.86          $    4.15
                                                     ---------           ---------           ---------          ---------

Number of employees                                      1,259               1,125               1,126              1,079
                                                     ---------           ---------           ---------          ---------

Number of stockholders                                     548                 584                 571                598
                                                     ---------           ---------           ---------          ---------

The accompanying notes are an integral part of these statements.

                                       14

                                                     1993               1992                1991               1990
Net sales                                            $ 89,864           $ 79,518            $ 73,499           $ 72,168
                                                     --------           --------            --------           --------
Cost of sales                                          50,238             43,756              41,753             41,034
                                                     --------           --------            --------           --------
Gross profit                                           39,626             35,762              31,746             31,134
    % of net sales                                       44.1%              45.0%               43.2%              43.1%
                                                     --------           --------            --------           --------
Operating and other expenses                           30,125             28,007              26,552             22,708
    % of net sales                                       33.5%              35.2%               36.1%              31.5%
Income before income taxes                              9,501              7,755               5,194              8,426
    % of net sales                                       10.6%               9.8%                7.1%              11.7%
                                                     --------           --------            --------           --------

Provision for income taxes                              3,698              3,000               2,374              3,406

Net income                                              5,803              4,755               2,820              5,020
    % of net sales                                        6.5%               6.0%                3.8%               7.0%
    % of average assets                                  11.1%              10.3%                6.6%              12.6%
    Return on stockholders' average investment           16.6%              15.2%                9.7%              18.4%
                                                     --------           --------            --------           --------

Earnings per common and common
    equivalent share                                 $    .55           $    .47            $    .29           $    .52
                                                     --------           --------            --------           --------
Dividends per share                                       .23                .23                 .23                .21
                                                     --------           --------            --------           --------
Common and common equivalent shares                    10,467             10,040               9,615              9,672
                                                     --------           --------            --------           --------

Memo: Interest (income) expense                            39               (138)                 43               (299)
    % of net sales                                         .0%               (.2)%                .1%               (.4)%
    Depreciation and amortization                       3,777              3,229               3,062              2,461
    % of net sales                                        4.2%               4.1%                4.2%               3.4%
    Engineering and development                         2,105              2,041               1,749              1,577
    % of net sales                                        2.3%               2.6%                2.4%               2.2%


YEAR-END
POSITION

Total assets                                         $ 56,360           $ 48,564            $ 43,709           $ 41,216
                                                     --------           --------            --------           --------

Total liabilities                                      19,700             15,460              14,147             12,638
                                                     --------           --------            --------           --------

Working capital                                        10,538             14,129              11,443             15,542
                                                     --------           --------            --------           --------

Current ratio                                        1.7 to 1           2.1 to 1            2.0 to 1           2.5 to 1
                                                     --------           --------            --------           --------

Stockholders' investment                               36,660             33,104              29,562             28,578
                                                     --------           --------            --------           --------

Long-term debt                                          2,047                500                 500               --
                                                     --------           --------            --------           --------

Book value per share                                 $   3.57           $   3.31            $   3.05           $   2.98
                                                     --------           --------            --------           --------

Number of employees                                       947                764                 816                788
                                                     --------           --------            --------           --------

Number of stockholders                                    634                640                 710                751
                                                     --------           --------            --------           --------

                                                      1989                   1988                   1987
Net sales                                             $71,443                $71,178                $69,887
                                                     --------                -------                -------
Cost of sales                                          42,070                 42,015                 42,325
                                                     --------                -------                -------
Gross profit                                           29,373                 29,163                 27,562
    % of net sales                                       41.1%                  41.0%                  39.4%
                                                     --------                -------                -------
Operating and other expenses                           22,195                 22,993                 21,805
    % of net sales                                       31.1%                  32.3%                  31.2%
Income before income taxes                              7,178                  6,170                  5,757
    % of net sales                                       10.0%                   8.7%                   8.2%
                                                     --------                -------                -------

Provision for income taxes                              2,878                  2,490                  2,591
                                                     --------                -------                -------
Net income                                              4,300                  3,680                  3,166
    % of net sales                                        6.0%                   5.2%                   4.5%
    % of average assets                                  10.3%                   8.2%                   6.8%
    Return on stockholders'
     average investment                                  17.7%                  17.1%                  12.9%
                                                     --------                -------                -------

Earnings per common and common
    equivalent share                                  $   .45                $   .39                $   .29
                                                     --------                -------                -------
Dividends per share                                       .20                    .20                    .20

Common and common equivalent shares                     9,492                  9,387                 10,740
                                                     --------                -------                -------

Memo: Interest (income) expense                           543                  1,107                    824
    % of net sales                                         .8%                   1.6%                   1.2%
    Depreciation and amortization                       2,362                  2,335                  2,328
    % of net sales                                        3.3%                   3.3%                   3.3%
    Engineering and development                         1,377                  1,574                  1,524
    % of net sales                                        1.9%                   2.2%                   2.2%


YEAR-END
POSITION

Total assets                                          $38,534                $44,720                $44,806
                                                     --------                -------                -------

Total liabilities                                      12,530                 22,187                 24,327
                                                     --------                -------                -------

Working capital                                        13,245                 17,029                 16,614
                                                     --------                -------                -------

Current ratio                                         2.3 to 1               2.6 to 1               2.4 to 1
                                                     --------                -------                -------

Stockholders' investment                               26,004                 22,533                 20,479
                                                     --------                -------                -------

Long-term debt                                            153                  9,394                 10,821
                                                     --------                -------                -------

Book value per share                                  $  2.68                $  2.40                $  2.18
                                                     --------                -------                -------

Number of employees                                       732                    810                    840
                                                     --------                -------                -------

Number of stockholders                                    822                    920                    980
                                                     --------                -------                -------


CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
As of September 27, 1997, September 28, 1996, and September 30, 1995.
(Amounts in thousands)
                                                               1997                 1996                 1995
ASSETS

Current assets:
   Cash and short-term securities                              $  8,284             $ 10,050             $  4,202
   Accounts receivable, less allowances
     of $911 in 1997, $695 in 1996,
     and $572 in 1995                                            20,051               18,777               18,965
   Inventories (Note 1)                                          18,067               12,707               12,613
   Prepaid expenses                                               5,054                5,516                5,132
                                                               --------             --------             --------
     Total current assets                                      $ 51,456             $ 47,050             $ 40,912
                                                               --------             --------             --------

Other assets                                                   $    271             $    557             $  1,039
                                                               --------             --------             --------

Property, plant and equipment (Note 1)                         $ 74,514             $ 64,499             $ 61,464
    Less:  Accumulated depreciation                              44,016               40,834               37,429
                                                               --------             --------             --------

     Net property, plant and equipment                         $ 30,498             $ 23,665             $ 24,035
                                                               --------             --------             --------

Goodwill (Note 1)                                              $  6,774             $  7,113             $  7,425
                                                               --------             --------             --------

TOTAL ASSETS                                                   $ 88,999             $ 78,385             $ 73,411


LIABILITIES AND STOCKHOLDERS' INVESTMENT

Current liabilities:
   Accounts payable                                            $  6,465             $  6,162             $  7,033
   Accrued expenses                                              13,041               11,254               12,509
   Income taxes payable                                             223                1,313                1,647
   Portion of long-term debt
     payable within one year (Note 2)                              --                   --                     69
                                                               --------             --------             --------

     Total current liabilities                                 $ 19,729             $ 18,729             $ 21,258
                                                               --------             --------             --------

Deferred income taxes (Note 3)                                 $  2,015             $  1,779             $  1,749
                                                               --------             --------             --------

Long-term debt, less portion payable
   within one year shown above (Note 2)                        $   --               $   --               $   --
                                                               --------             --------             --------

Stockholders' investment (Notes 1,2,5 and 7):
   Preferred stock                                             $   --               $   --               $   --
   Common stock at par,
     (Shares issued - 10,541)                                    10,541               10,419               10,374
   Additional paid-in capital                                     2,765                1,571                1,248
   Cumulative translation adjustment                             (1,487)                (616)                 140
   Retained earnings                                             55,436               46,503               38,642
                                                               --------             --------             --------
     Total stockholders' investment                            $ 67,255             $ 57,877             $ 50,404
                                                               --------             --------             --------

TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT                 $ 88,999             $ 78,385             $ 73,411
                                                               --------             --------             --------

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME


For the years ended September 27, 1997, September 28, 1996, and
September 30, 1995.
(Amounts in thousands except per share data)
                                                       1997                   1996                   1995
Net sales                                              $ 136,886              $ 123,680              $ 120,003
                                                       ---------              ---------              ---------

Cost of sales                                             74,914                 68,549                 67,541
                                                       ---------              ---------              ---------

   Gross profit                                        $  61,972              $  55,131              $  52,462
     Percent of net sales                                   45.3%                  44.6%                  43.7%
                                                       ---------              ---------              ---------

Operating expenses:
   Engineering and product development                 $   3,025              $   2,513              $   2,404
   Marketing and sales                                    22,811                 21,384                 19,764
   General and administrative                             14,677                 13,434                 13,121
                                                       ---------              ---------              ---------

   Total operating expenses                            $  40,513              $  37,331              $  35,289
     Percent of net sales                                   29.6%                  30.2%                  29.4%
                                                       ---------              ---------              ---------

Income from operations                                 $  21,459              $  17,800              $  17,173
   Percent of net sales                                     15.7%                  14.4%                  14.3%
                                                       ---------              ---------              ---------

Other expenses (income):
   Interest (income) expense                           $    (290)             $    (161)             $      97
   Other, net                                              1,424                  1,129                  2,724
                                                       ---------              ---------              ---------

     Net other expense                                 $   1,134              $     968              $   2,821
                                                       ---------              ---------              ---------

Income before income taxes                             $  20,325              $  16,832              $  14,352
   Percent of net sales                                     14.8%                  13.6%                  12.0%
Provision for income taxes (Note 3)                        8,045                  6,161                  5,124
                                                       ---------              ---------              ---------

Net income                                             $  12,280              $  10,671              $   9,228
   Percent of net sales                                      9.0%                   8.6%                   7.7%
                                                       ---------              ---------              ---------

EARNINGS PER COMMON AND COMMON
   EQUIVALENT SHARE (NOTE 1)                           $    1.12              $     .98              $     .85
                                                       =========              =========              =========

The accompanying notes are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended September 27, 1997, September 28, 1996, and
September 30, 1995.
(Amounts in thousands)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
                                                             ADDITIONAL   CUMULATIVE                              TOTAL
                                                     COMMON     PAID-IN  TRANSLATION   RETAINED     TREASURY   STOCKHOLDERS'
                                                      STOCK     CAPITAL  ADJUSTMENT    EARNINGS        STOCK   INVESTMENT
Balance October 1, 1994                            $  7,470    $  4,987    ($   347)   $ 35,521    ($ 4,684)   $ 42,947
   Net income for the year                             --          --          --         9,228        --         9,228
   Translation adjustment                              --          --           487        --          --           487
   Cash dividends, $.257 per share                     --          --          --        (2,657)       --        (2,657)
   Stock option plans                                    23         326        --          --            50         399
   Retirement of Treasury Stock                        (569)     (4,065)       --          --         4,634           0
   Three-for-two stock split (Note 5)                 3,450        --          --        (3,450)       --             0
                                                   --------    --------    --------    --------    --------    --------

Balance September 30, 1995                         $ 10,374    $  1,248    $    140    $ 38,642    $      0    $ 50,404
   Net income for the year                             --          --          --        10,671        --        10,671
   Translation adjustment                              --          --          (756)       --          --          (756)
   Cash dividends, $.27 per share                      --          --          --        (2,810)       --        (2,810)
   Stock option plans                                    45         323        --          --          --           368
                                                   --------    --------    --------    --------    --------    --------

Balance September 28, 1996                         $ 10,419    $  1,571    ($   616)   $ 46,503    $      0    $ 57,877
   Net income for the year                             --          --          --        12,280        --        12,280
   Translation adjustment                              --          --          (871)       --          --          (871)
   Cash dividends, $.32 per share                      --          --          --        (3,347)       --        (3,347)
   Stock option plans                                   122       1,194        --          --          --         1,316
                                                   --------    --------    --------    --------    --------    --------

BALANCE SEPTEMBER 27, 1997                         $ 10,541    $  2,765    ($ 1,487)   $ 55,436    $      0    $ 67,255
                                                   ========    ========    ========    ========    ========    ========

The accompanying notes are an integral part of these statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended September 27, 1997, September 28, 1996, and
September 30, 1995.
(Amounts in thousands)

                                              1997        1996        1995
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income for the year                    $ 12,280    $ 10,671    $  9,228
                                              --------    --------    --------

   Adjustments to reconcile net income to
     net cash flows from operating
     activities:
   Depreciation and amortization                 4,809       4,813       4,475
   (Increase) decrease in:
     Accounts receivable                        (1,274)        188      (1,361)
     Inventories                                (5,360)        (94)     (1,938)
     Prepaid expenses                              462        (384)     (1,224)
     Other assets                                  (62)       --          (147)
   Increase (decrease) in:
     Accounts payable                              303        (871)        511
     Accrued expenses                            1,787      (1,255)      1,576
     Income taxes payable                       (1,090)       (334)        486
     Deferred income taxes                         236          30         180
                                              --------    --------    --------

Net cash flows from operating activities      $ 12,091    $ 12,764    $ 11,786
                                              --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property, plant & equipment   $(11,610)   $ (5,132)   $ (6,620)
   Payments for businesses acquired               --          --          (599)
   Retirements or sales of property,
     plant & equipment                              58         887         260
                                              --------    --------    --------

Net cash (used for) provided by
   investing activities                       $(11,552)   $ (4,245)   $ (6,959)
                                              --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   (Decrease) increase in short-term debt     $   --      $    (69)   $    (37)
   (Decrease) increase in long-term debt          --          --           (63)
   Sales of stock                                1,316         368         399
   Dividend payments                            (3,347)     (2,810)     (2,657)
                                              --------    --------    --------

Net cash (used for) provided by
   financing activities                       $ (2,031)   $ (2,511)   $ (2,358)
                                              --------    --------    --------

EFFECT OF EXCHANGE RATES                      $   (274)   $   (160)   $    279
                                              --------    --------    --------

NET (DECREASE) INCREASE IN CASH AND
   SHORT-TERM SECURITIES                      $ (1,766)   $  5,848    $  2,748
   Cash and short-term securities at
      beginning of year                         10,050       4,202       1,454
                                              --------    --------    --------

Cash and short-term securities
   at end of year                             $  8,284    $ 10,050    $  4,202

SUPPLEMENTAL CASH FLOW DATA

Cash paid during the year for:
   Interest                                   $     45    $     43    $     97
   Income taxes                                  7,906       5,877       5,179
                                              --------    --------    --------

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except shares and per share, in all tables)

1. SUMMARY OF ACCOUNTING POLICIES



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

INVENTORIES
The Company values its inventory at the lower of cost or market, cost being determined using first-in first-out (FIFO) or last-in first-out (LIFO) method. The total inventories at the balance sheet dates were as follows:

                                               1997             1996            1995
Inventories valued using FIFO                  $  7,588         $  6,402        $  5,727
                                               --------         --------        --------

Inventories valued using LIFO:
  At FIFO cost                                 $ 14,941         $ 11,082        $ 11,530
  Less:  Reserve to reduce to LIFO                4,462            4,777           4,644
                                               --------         --------        --------

     LIFO inventories                          $ 10,479         $  6,305           6,886
                                               --------         --------        --------

        TOTAL INVENTORIES                      $ 18,067         $ 12,707        $ 12,613
                                               --------         --------        --------

Inventory composition at FIFO:
  Raw materials                                $ 12,391         $  8,917        $  8,528
  Work-in-process and finished goods             10,138            8,567           8,729
                                               --------         --------        --------

        TOTAL                                  $ 22,529         $ 17,484        $ 17,257
                                               ========         ========        ========

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

The details of property, plant and equipment at the balance sheet dates were as follows:

                                               1997             1996            1995
Land                                           $  5,430         $  1,297        $  1,358
Buildings and improvements                       15,665           14,368          14,816
Machinery and equipment                          20,322           18,390          16,180
Dies and molds                                   17,951           16,690          15,654
Furniture and office equipment                   15,146           13,754          13,456
                                               --------         --------        --------
                                               $ 74,514         $ 64,499        $ 61,464

GOODWILL
Goodwill is the cost of acquired businesses in excess of the fair value of their identifiable net assets and is amortized over a period not exceeding 40 years. The Company regularly reviews the individual components of goodwill and recognizes, on a current basis, any diminution in value.

INCOME PER COMMON AND COMMON SHARE EQUIVALENT
Income per share is computed on the basis of the weighted average number of shares outstanding plus the effect of common stock equivalents. The weighted average shares used in the computations were 11,002,000 in 1997, 10,931,000 in 1996, and 10,816,000 in 1995.

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS
128), which will be effective for the Company in the first quarter of fiscal 1998. When adopted, SFAS 128 will replace the presentation of primary earnings per share (EPS) with basic EPS. Basic EPS excludes dilution and is computed by dividing net income available for common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS, which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted, will also need to be disclosed. The Company's basic earnings per share are not expected to be materially different from primary earnings per share.

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

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

2. LONG-TERM DEBT AND SHORT-TERM BORROWING

Long-term debt consisted of the following:

                                               1997             1996            1995
Bank revolving credit agreement                $     --         $     --        $     --
Other                                                --               --              69
                                               --------         --------        --------
  Total                                        $     --         $     --        $     69
Less: Portion of long-term debt payable
   within one year                                   --               --              69
                                               --------         --------        --------

NET LONG-TERM DEBT                             $     --         $     --        $     --
                                               ========         ========        ========

The Company has a Revolving Credit Agreement (the "Agreement") with a bank that provides for borrowings of up to $15,000,000 at the bank's prime rate or offered rate. This Agreement expires on October 31, 2000. The average amount owing to the bank was $0 in 1997, $0 in 1996, and $811,000 in 1995, at weighted average interest rates of 0.0%, 0.0%, and 6.9%, respectively. Under the Agreement, the Company is required, among other things, to maintain consolidated tangible net worth, as defined, of not less than $30,000,000, a debt to EBITDA ratio of not more than 2.5 to 1.0 and an EBIT to interest coverage ratio of 3 to 1. In addition, there are some restrictions on the creation or assumption of any lien or security interest upon any of its assets.

Short-term borrowing averaged $19,000 in 1997, $49,000 in 1996, and $6,000 in 1995, at weighted average interest rates of 7.7%, 8.6%, and 9.3%, respectively.

3. INCOME TAXES

The provision for income taxes for 1997, 1996, and 1995 consisted of the following:

                                               1997         1996         1995
U. S. federal income tax                       $   5,257    $   4,015    $ 3,529
State income taxes                                 1,191          781        608
Foreign income taxes                               1,597        1,365        987
                                               ---------    ---------    -------

                                               $   8,045    $   6,161    $ 5,124
                                               ---------    ---------    -------

Current provision                              $   8,505    $   5,723    $ 5,467
Deferred provision                                  (460)         438       (343)
                                               ---------    ---------    -------

                                               $   8,045    $   6,161    $ 5,124
                                               ---------    ---------    -------

A reconciliation of the federal statutory rate to the effective tax rate is as follows:

                                                 1997         1996        1995
Federal statutory rate                           34.0%        34.0%       34.0%
State income taxes, net of federal benefit        3.9          3.1         2.8
Difference between U.S. and foreign rates         1.4          1.4         1.3
Other, net                                         .3         (1.9)       (2.4)
                                                 ----         ----        ----

                                                 39.6%        36.6%       35.7%
                                                 ====         ====        ====

The components of income before income taxes consisted of the following:

                                               1997          1996        1995
Domestic                                       $ 16,445      $ 13,508    $ 11,980
Foreign                                           3,880         3,324       2,372
                                               --------      --------    --------
                                               $ 20,325      $ 16,832    $ 14,352
                                               ========      ========    ========

The components of the deferred tax provisions consisted of the following:

                                                     1997          1996         1995
Excess of book over tax depreciation
  and amortization                                   $  (19)       $    6       $  (16)
Excess of book loss on disposal of property              (4)          127            2
Accounts receivable reserves                            (83)            6           61
Inventory reserves                                      (89)          (29)         (10)
Litigation reserves                                      58           311          431
Environmental reserves                                   77           152         (827)
Employee benefit reserves                              (330)         (165)          30
Other reserves                                          (70)           30          (14)
                                                     ------        ------       ------
                                                     $ (460)       $  438       $ (343)
                                                     ======        ======       ======

The significant deferred tax assets and liabilities at September 27, 1997, September 28, 1996 and September 30, 1995 were as follows:

                                               1997             1996            1995
Deferred tax liabilities:

   Accelerated depreciation & amortization     $  2,015         $  1,779        $  1,749
                                               --------         --------        --------
     Total deferred liabilities                $  2,015         $  1,779        $  1,749
                                               --------         --------        --------

Less deferred tax assets:

   Accounts receivable reserves                $    287         $    203        $    160
   Inventory reserves                               449              348             378
   Litigation reserves                               65               64             356
   Environmental reserves                           538              554             827
   Employee benefit reserves                      1,330            1,023             816
   Other reserves                                    --              677             109
                                               --------         --------        --------

     Total deferred assets                     $  2,669         $  2,869        $  2,646
                                               --------         --------        --------

NET DEFERRED TAX ASSETS                        $    654         $  1,090        $    897
                                               ========         ========        ========

4. PENSION AND OTHER EMPLOYEE BENEFITS

The Company has defined benefit, defined contribution and government mandated plans covering eligible,non-bargaining unit employees. Pension benefits are fully vested after five years and are based upon years of service and highest five-year average compensation. It is the Company's policy to fund its pension costs by making annual contributions based upon the minimum funding provisions of the "Employee Retirement Income Security Act of 1974". The total pension expense of Company sponsored plans was $245,000 in 1997, and was $407,000 and $297,000 in 1996 and 1995 respectively.

Net periodic pension cost for the non-union plans for 1997, 1996 and 1995 included the following components:

                                                 1997             1996        1995
Service cost-benefits earned during the year     $   372           281        $   244
Interest cost on projected benefit obligation        433           412            443
Actual (gain) loss on plan assets                 (1,129)         (808)          (835)
Net amortization and deferral                        668           573            635
                                                 -------           ---        -------
                                                 $   344           458        $   487
                                                 =======           ===        =======

Assumptions used in accounting for the pension plans are as follows:

                                              1997      1996        1995
Discount rate                                 7.5%      8.0%        8.0%
Rate of increase in compensation levels       5.6%      6.0%        6.0%
Expected long-term rate of return on assets   7.5%      7.5%        7.5%
                                              ====      ====        ====

The following table reconciles the plans' funded status and the amount recognized in the Company's balance sheets at September 27, 1997, September 28, 1996, and September 30, 1995, for its non-union plans:

                                                         1997          1996          1995
Actuarial present value of benefit obligations
  Vested benefits                                        $ 4,733       $ 4,308       $ 4,059
  Non-vested benefits                                        414           385           355
                                                         -------       -------       -------
  Accumulated benefit obligation                         $ 5,147         4,693         4,414
  Effect of projected future
     compensation levels                                   1,255           928           979
                                                         -------       -------       -------

  Projected benefit obligation                           $ 6,402       $ 5,621       $ 5,393
Plan assets at fair value                                  7,478         6,289         5,240
                                                         -------       -------       -------

Under (over) funded status                               $(1,076)      $  (668)      $   153
Unrecognized prior service cost                              (96)         (112)         (128)
Unrecognized net gain (loss)                                 675           270          (379)
Unrecognized net asset at date
   of application                                             (6)            8            16
                                                         -------       -------       -------

(Prepaid) accrued pension cost included
  in balance sheet                                       $  (503)      $  (502)      $  (338)
                                                         =======       =======       =======

In fiscal 1990, a supplemental retirement benefit plan was approved for certain key executive officers which will provide supplemental payments upon retirement, disability, or death. The obligations are not funded apart from the Company's general assets. The Company charged to expense $135,000 in 1997, $121,000 in 1996, and $205,000 in 1995 under the plan.

Most of the Company's union employees are covered by union-sponsored, collectively-bargained multi-employer pension plans. The Company contributed and charged to expense $181,000 in 1997, $160,000 in 1996, and $154,000 in 1995, for
such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of man-hours worked. Information from the plan's administrators is not available to permit the Company to determine its share of unfunded vested benefits.

The annual profit sharing contributions which are the lesser of (a) a percentage of income as defined in the plans or (b) 15% of the aggregate compensation paid to participants during the year, were $1,009,000 in 1997, $798,000 in 1996, and $698,000 in 1995.

The Company makes matching contributions of 50% of employees' contributions up to 4% of compensation. Matching contributions were $232,000 in 1997, and were $225,000 and $214,000 in 1996 and 1995, respectively.

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

In fiscal years
1997, 1996 and 1995, the components of cost of these postretirement benefits, principally healthcare, were as follows:

                                                1997            1996            1995
   Service cost                                 $    64         $     52        $     44
   Interest cost                                    111              104              87
   Amortization of transition obligation             55               55              54
                                                -------         --------        --------
                                                $   230         $    211        $    185
                                                =======         ========        ========

The funded status of these benefits for the fiscal years ended September 27, 1997, September 29, 1996 and September 30, 1995 were as follows:

                                               1997             1996            1995
Actuarial present value of benefit
  obligations
   Retirees                                    $   595          $   574         $   424
   Eligible active employees                       319              277             298
   Other active employees                          715              545             471
                                               -------          -------         -------

   Accumulated postretirement
     benefit obligation                        $ 1,629          $ 1,396         $ 1,193
Plan assets at fair value                           --               --              --
                                               -------          -------         -------

Under funded status                            $ 1,629          $ 1,396         $ 1,193
Unrecognized transition obligation                (879)            (934)           (989)
Unrecognized net gain (loss)                       (85)              24             118
                                               -------          -------         -------
Accrued postretirement benefit cost
  included in balance sheet                    $   665          $   486         $   322
                                               =======          =======         =======

Assumptions used in the accounting were:

                                                  1997             1996            1995
Discount rate                                      7.5%             8.0%            8.0%
Health care trend rate in first year              10.0%            10.0%           11.0%
Gradually declining to a trend rate of             6.0%             6.0%            6.0%
in the year                                        2000             2000           2000
                                                  =====            =====           ====

The effect of a one percentage point increase in the assumed health care trend rate on:

                                               1997              1996           1995
Aggregate of service and interest cost         $     36          $    30        $     25
Accumulated postretirement benefit obligation       297              240             202
                                               ========          =======        ========

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

6. CONTINGENT LIABILITIES

The Company is subject to federal and state hazardous substance cleanup laws that impose liability for the costs of cleaning up contamination resulting from past spills, disposal or other releases of hazardous substances. In this regard, the Company has incurred, and expects to incur, assessment, remediation and related costs at one of the Company's facilities. In 1991, the Company reported to state regulators a release at that site from an underground storage tank ("UST"). The UST and certain contaminated soil subsequently were removed and disposed of at an off-site disposal facility. The Company's independent environmental consultant has been conducting an investigation of soil and groundwater at the site with oversight by the state Department of Environmental Quality ("DEQ"). The investigation indicates that additional soil and groundwater at the site have been impaired by chlorinated solvents, including tetrachloroethane and trichloroethylene, and other compounds. Also, the Company learned that a portion of the site had been used as a disposal area by the previous owners of the site. The Company's consultant has remediated the soils in this area and believes that it is an additional source of contamination of groundwater, both on-site and off-site. In addition, the investigation of the site indicates that the groundwater contaminants have migrated off-site. The Company has implemented a groundwater remediation system for the on-site contamination, and continues to monitor and analyze conditions to determine the continued efficacy of this system. The Company has selected a remediation alternative for the off-site groundwater contamination and is currently reviewing this alternative with the DEQ. The Company also is conducting additional investigations to determine the extent of other sources of contamination in addition to the removed UST and the above-referenced disposal area, including possible evidence of past or current releases by others in the vicinity around the Company's facilities.

The Company's consultant estimates that a minimum of approximately $890,000 of investigation and remediation expenses remain to be incurred, both on-site and off-site. The Company has a reserve for such purposes and has notified the previous owners of the site and various insurers of possible claims by the Company relating to the remediation of the site. The consultant's cost estimate was based on a review of currently available data, which is limited, and assumptions concerning the extent of contamination, geological conditions, and the costs and effectiveness of certain treatment technologies. The cost estimate is subject to substantial uncertainty until the extent of contamination and geological conditions are fully understood, feasible remedial alternatives are assessed, and the DEQ approves a remediation plan. The Company is continuing to investigate the environmental conditions at the site and will adjust its reserve if necessary. The Company may incur significant additional assessment, remediation and related costs at the site, and such costs could materially and adversely affect the Company's consolidated net income for the period in which such costs are incurred. At this time, the Company, however, cannot estimate the time or potential magnitude of such costs, if any.

7. STOCK OPTION PLANS

Under the Company's stock option plans, options to purchase common shares may be granted to directors, officers and key employees at a price not less than the market value at date of grant. The maximum term of options granted is ten years. As of September 27, 1997, 1,694,717 unissued common shares are reserved under all stock option plans which includes 503,300 shares available for future grants. The following grants are outstanding and exercisable:

    Fiscal Year        Number of       Option Price          Expiration
     of Grant           Shares           Per Share              Date
     1988                  7,500           3.17                1998
     1989                 34,917           3.58                1999
     1990                109,600           4.75                2000
     1991                134,900           4.25                2001
     1992                108,900           5.17                2002
     1993                240,450      6.98-8.42                2003
     1994                141,750          10.33                2004
     1995                139,350           9.33                2005
     1996                131,550          14.31                2006
     1997                142,500    13.19-15.81                2007
                      ----------    -----------                ----
                       1,191,417
                      ==========

The following summarizes the options granted, exercised and expired during the last three fiscal years:

               Option Price                    Number of Shares*
                Per Share*           1997          1996            1995
Granted        $13.19-15.81          147,900       135,600         106,700
Exercised        3.17-14.31          122,233        45,500          29,300
Expired                  --               --            --              --

Subsequent to September 27, 1997, stock options were granted for 148,150 shares at an average price of $20.38 per share.

*Option prices and shares from periods prior to the May 1995 3-for-2 stock split have been presented at their respective historical amounts to reflect actual activity.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the plans. Accordingly, no compensation expense has been recognized for the stock option plans.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." If the Company had elected to recognize compensation costs based on the fair value at the date of grant for awards in Fiscal 1997 and 1996, consistent with the provisions of SFAS No. 123, the Company's pro forma net income and earnings per common and common equivalent share would have been $11,802,000 and $1.07 in Fiscal 1997 and $10,284,000 and $.94 in Fiscal 1996.

The pro forma effect on net income for Fiscal 1997 and 1996 may not be representative of the pro forma effect on net income of future years.

The Company has ten-year and five-year options. For disclosure purposes, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for the ten-year stock options granted to officers in October of Fiscal 1997 and 1996, respectively: expected volatility of 28.06% and 30.88%; risk-free interest rate of 6.56% and 6.02%; expected average life of 8.6 years; and dividend yield of 2.10% and 1.80%. The weighted-average fair value of the ten-year stock options granted to officers in October of Fiscal 1997 and 1996 was $5.05 and $5.76, respectively. The following weighted-average assumptions were used for the ten-year stock options granted to employees in October of Fiscal 1997 and 1996, respectively: expected volatility of 27.62% and 27.35%; risk-free interest rate of 6.45% and 5.95%; expected average life of 6.4 years; and dividend yield of 2.10% and 1.80%. The weighted-average fair value of the ten-year stock options granted to employees in October of Fiscal 1997 and 1996 was $4.43 and $4.76, respectively. The following weighted-average assumptions were used for the ten-year stock options granted to employees in January of Fiscal 1997 and 1996, respectively: expected volatility of 29.42% and 27.89%; risk-free interest rate of 6.06% and 5.08%; expected average life of 6.4 years; and dividend yield of 1.80% and 1.90%. The weighted-average fair value of the ten-year stock options granted to employees in January of Fiscal 1997 and 1996 was $5.52 and $2.18, respectively. The following weighted-average assumptions were used for the five-year stock options granted in October of Fiscal 1997 and 1996, respectively: expected volatility of 26.29% and 27.08%; risk-free interest rate of 6.31% and 5.85%; expected average life of 4.6 years; and dividend yield of 2.10% and 1.80%. The weighted-average fair value of the five-year stock options granted in October of Fiscal 1997 and 1996 was $3.63 and $4.02, respectively.

Under the above models, the total value of the ten-year stock options granted in October of Fiscal 1997 and 1996 was $570,305 and $653,756, respectively. The total value of the ten-year stock options granted in January of Fiscal 1997 and 1996 was $60,720 and $4,360, respectively. The total value of the five-year stock options granted in October of fiscal 1997 and 1996 was $43,560 and $42,210, respectively.


8. INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT GEOGRAPHIC AREAS

                                          United States          Foreign    Consolidated
1997
SALES TO UNAFFILIATED CUSTOMERS                 $99,658         $ 37,228        $136,886
NET INCOME                                       10,824            1,456          12,280
IDENTIFIABLE ASSETS AT SEPTEMBER 27, 1997        65,464           23,535          88,999
                                                =======         ========        ========
1996
Sales to unaffiliated customers                 $87,218         $ 36,462        $123,680
Net Income                                        8,835            1,836          10,671
Identifiable assets at September 28, 1996        56,529           21,856          78,385
                                                =======         ========        ========

1995
Sales to unaffiliated customers                 $90,324         $ 29,679        $120,003
Net Income                                        7,867            1,361           9,228
Identifiable assets at September 30, 1995        53,152           20,259          73,411
                                                =======         ========        ========

9. SUMMARY OF QUARTERLY DATA (UNAUDITED)

The following is a summary of quarterly data for 1997, 1996, and 1995.

                      Net               Gross             Net              Net Income
                      Sales             Profit            Income           Per Share
1997
FIRST QUARTER         $     32,163      $   14,356        $   2,604        $   .24
SECOND QUARTER              35,503          16,009            3,087            .28
THIRD QUARTER               35,495          15,914            3,181            .29
FOURTH QUARTER              33,725          15,693            3,408            .31
                      ------------      ----------        ---------        -------
TOTAL                 $    136,886      $   61,972        $  12,280        $  1.12
                      ============      ==========        =========        =======
1996
First Quarter         $     29,968      $   13,177        $   2,203        $   .20
Second Quarter              31,675          14,045            2,615            .24
Third Quarter               30,557          13,728            2,897            .26
Fourth Quarter              31,480          14,181            2,956            .27
                      ------------      ----------        ---------        -------
Total                 $    123,680      $   55,131        $  10,671        $   .98
                      ============      ==========        =========        =======

1995
First Quarter         $     27,667      $   11,747        $   1,830        $   .17
Second Quarter              31,413          13,799            2,203            .20
Third Quarter               30,329          13,101            2,305            .21
Fourth Quarter              30,594          13,815            2,890            .27
                      ------------      ----------        ---------        -------
Total                 $    120,003      $   52,462        $   9,228        $   .85
                      ============      ==========        =========        =======

10. ACQUISITIONS

On September 29, 1995, the Company acquired all of the assets of Elitec S.A. for $599,000 excluding cash. Located outside of Paris, France, Elitec is a distributor of industrial connectors and sensors that serve the automation and computer-control needs of many industries.

The acquisition was accounted for under the purchase method, and the net assets and results of operations are included in the Company's Consolidated Financial Statements from the date of acquisition.