Form 10-K, Exhibit 13
period 1998-10-03
WOODHEAD INDUSTRIES INC
filed 1998-12-31
CIK 108215

REPORT OF MANAGEMENT. . .

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


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS...

To Woodhead Industries, Inc.:

We have audited the accompanying consolidated balance sheets of WOODHEAD INDUSTRIES, INC. (a Delaware corporation) AND SUBSIDIARIES as of October 3, 1998 September 27, 1997, September 28, 1996 and the related consolidated statements of income, stockholders' investment, and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WOODHEAD INDUSTRIES, INC. AND SUBSIDIARIES as of October 3, 1998, September 27, 1997, and September 28, 1996, and the results of their operations and their cash flows for each of the three years then ended in conformity with generally accepted accounting principles.


/S/ Authur Anderson LLP
Chicago, Illinois
November 17, 1998

MANAGEMENT'S DISCUSSION OF OPERATIONS AND FINANCIAL POSITION
FISCAL 1998 RESULTS COMPARED WITH 1997

SALES
The Company's sales of $147.6 million exceeded fiscal 1997 results of $136.9 million by $10.7 million or 7.8 percent. The revenue increase was primarily attributable to the acquisitions of mPm S.r.l and SST during the year. Strong sales in Europe also contributed to the increase, although offset by a slight decline in domestic sales in the Company's Brad Harrison product line. The currency crisis in Asia continued to negatively impact the industrial markets served by the Company and reduced sales by $1.3 million in 1998. During 1998, the Company experienced price erosion of approximately 1.5 percent, primarily reflecting selling price concessions at its AI/FOCS subsidiary.

The backlog of unfilled orders was $11.5 million at year end compared with $8.8 million at fiscal year end 1997. This $2.7 million increase is attributable to the acquisition of mPm S.r.l.

GROSS PROFIT
Gross profit of $63.6 million was $1.6 million or 2.6 percent greater than in 1997. The decrease in the gross profit rate to 43.1 percent in 1998 from 45.3 percent in 1997 reflected the dilutive effect of lower gross profit percentages at mPm S.r.l. and SST. Also contributing to the lower gross profit rate was a reduction in productivity associated with lower sales volume in North America and the price concessions at AI/FOCS.

OPERATING EXPENSES
Operating expenses of $48.8 million in 1998 were 20.4 percent higher than the $40.5 million spent in 1997. The Company recorded a write-off of approximately $6 million of in-process research and development in conjunction with the acquisition of SST. This write-off caused operating expenses as a percentage of sales to increase to 33.1 percent as compared with 29.6 percent in 1997. The Company also recorded a $3.4 million write-off of goodwill as an impairment of long-lived assets at its AI/FOCS subsidiary.

OTHER EXPENSE/INCOME
Other expenses increased to $4.8 million from $1.1 million in 1997. The increase in interest expense of $1.5 million during the year resulted from long-term debt incurred to finance the acquisitions of mPm S.r.l and SST. The Company also recorded $1.7 million for additional expenses for environmental assessment and remediation costs and $.6 million due to the negative impact of foreign exchange related to the acquisition of SST.

NET INCOME
Net income of $3.9 million was $8.4 million or 68% less than in 1997. The decrease primarily resulted from the amortization, interest expense, and additional charges recorded in conjunction with the new acquisitions in 1998. The impairment of long-lived asset charge and the accrual for environmental cleanup also contributed to the significant decrease in net income. The Company's effective tax rate increased from 39.6 percent to 40.1 percent.

FINANCIAL POSITION
Working capital decreased to $31.3 million from $31.7 million in 1997. Total assets increased by $66.9 million to $155.9 million from $89.0 million in 1997. This increase in total assets, working capital and the addition of $53.0 million in long-term debt in 1998 were attributable to the new acquisitions. Looking forward, internal cash flow is expected to be more than adequate to fund the operating requirements of the Company in 1999.

YEAR 2000 READINESS DISCLOSURE
The Company has been assessing and addressing the impact of the Year 2000 issue on its business over the last two years. As a result of the ongoing assessment, the Company has been modifying or replacing various hardware and software platforms throughout the Company. Since the Company is operated in a decentralized manner, each of its operating locations is addressing whether its systems, vendors, equipment and products are or will be Year 2000 compliant. The compliance status at each subsidiary is being monitored by Corporate personnel on a quarterly basis to ensure that required courses of action are being executed in a timely fashion. Management believes the modification of its computer information systems will be completed in adequate time to enable proper processing of transactions relating to the Year 2000 and beyond. However, if such systems are not timely modified, such a delay could have a material adverse effect on the Company.

Expenses associated with the Year 2000 issue are currently reflected in the Company's financial statements. Consultants' fees incurred at its various subsidiaries are being expensed when incurred while new systems are being capitalized. Although the Company has not accumulated the normal costs of updating business systems which occur on an ongoing basis that also address the Year 2000 issue, it is believed that these costs do not have a material financial effect on the Company as a whole. At present, the Company is evaluating contingency plan alternatives.

The Company believes the key risk factors associated with Year 2000 are those it cannot directly control, primarily the readiness of its key suppliers, distributors, customers, public infrastructure suppliers and other vendors. The Company's subsidiaries have each initiated discussions with these third parties to determine their Year 2000 compliance status, and is keeping the communication channels open with respect to their readiness. While the Company is working diligently to ensure its mission critical third parties will be compliant, there can be no assurance that the systems of any third party on which the Company's systems and operations rely will be timely converted and will not have a material adverse effect on the Company.

FISCAL 1997 RESULTS COMPARED WITH 1996

SALES
The Company's sales of $136.9 million exceeded fiscal 1996 results by $13.2 million or 10.7 percent. Domestic sales drove the majority of the revenue gain increasing by 14.9 percent and equal to 72.3 percent of total sales. This is in sharp contrast to last year's slight decline in domestic revenue. Sales in Europe and Asia increased marginally reflecting market weakness in Europe and the start of the currency crisis in Asia. While international revenues in native currencies increased 3.4 percent, these were somewhat offset by the strong U.S. dollar. During the year, competitive pressures remained high, resulting in minimal price increases of less that one percent.
The backlog of unfilled orders was $8.8 million at year end compared with $8.6 million at the close of fiscal 1996.

GROSS PROFIT
The substantial gain in gross profit of $6.8 million or 12.4 percent to $62.0 million in 1997 reflects improvement in both sales volume and the gross profit rate. The increase in the gross profit rate to 45.3 percent in 1997 from 44.6 percent in 1996 resulted from improved product mix derived from higher sales of the Company's Brad Harrison product line. Other factors also contributing to the higher gross profit rate were new higher-margin products, $.4 million reduction in LIFO expense, increased production efficiencies and higher plant utilization.

OPERATING EXPENSES
Operating expenses were $40.5 million in 1997 N an increase of $3.2 million or
8.5 percent over 1996. Investment in engineering and product development was increased by 20.4 percent over 1996 levels reflecting the Company's continued focus on new products. However, operating expenses as a percent of net sales decreased from 30.2 percent to 29.6 percent primarily due to limited increases in marketing and selling expenses.

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


COMMON STOCK PRICE
RANGE BY QUARTER
(AMOUNTS IN DOLLARS)
The Company's common stock trades on the NASDAQ Stock Market under the symbol WDHD. The daily quotations as reported by NASDAQ are published in the Wall Street Journal and other leading financial publications. The range in the market price per share of the stock and dividends paid during the past two years were as follows:

Price
FY 1998  High     Low       Dividend
1st      21 1/2   17 1/8    $.09
2nd      19 3/4   17 3/8    $.09
3rd      20       13 7/8    $.09
4th      16        8 1/8    $.09

Price
FY 1997  High     Low       Dividend
1st      14 1/4   12 1/4    $.07
2nd      16 3/4   13 1/4    $.08
3rd      19 1/4   14 3/4    $.08
4th      21 1/8   17 3/4    $.09


Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors which may cause actual and future performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include: achieving sales levels to fulfill revenue expectations; the absence of presently unexpected costs or charges, certain of which may be outside the control of the Company; general economic and business conditions; competition; and other factors described elsewhere in the Company's SEC filings.

FINANCIAL PROFILE OPERATIONS
(Amounts in thousands except per share, employees, and shareholders)
                                     1998     1997    1996     1995     1994     1993     1992    1991     1990     1989     1988
------------------------------------------------------------------------------------------------------------------------------------
Net sales                         $147,560 $136,886 $123,680 $120,003 $105,689  $89,864  $79,518  $73,499  $72,168  $71,443 $71,178
------------------------------------------------------------------------------------------------------------------------------------
Cost of sales                       84,002   74,914   68,549   67,541   59,070   50,238   43,756   41,753   41,034   42,070  42,015
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                        63,558   61,972   55,131   52,462   46,619   39,626   35,762   31,746   31,134   29,373  29,163
    % of net sales                   43.1%    45.3%    44.6%    43.7%    44.1%    44.1%    45.0%    43.2%    43.1%    41.1%   41.0%
------------------------------------------------------------------------------------------------------------------------------------
Operating and other expenses        56,995   41,647   38,299   38,110   35,096   30,125   28,007   26,552   22,708   22,195  22,993
    % of net sales                   38.6%    30.4%    31.0%    31.8%    33.2%    33.5%    35.2%    36.1%    31.5%    31.1%   32.3%

Income before income taxes           6,563   20,325   16,832   14,352   11,523    9,501    7,755    5,194    8,426    7,178   6,170
    % of net sales                    4.4%    14.8%    13.6%    12.0%    10.9%    10.6%     9.8%     7.1%    11.7%    10.0%    8.7%
------------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes           2,633    8,045    6,161    5,124    4,273    3,698    3,000    2,374    3,406    2,878   2,490
------------------------------------------------------------------------------------------------------------------------------------
Net income                           3,930   12,280   10,671    9,228    7,250    5,803    4,755    2,820    5,020    4,300   3,680
    % of net sales                    2.7%     9.0%     8.6%     7.7%     6.9%     6.5%     6.0%     3.8%     7.0%     6.0%    5.2%
    % of average assets               3.2%    14.7%    14.1%    13.6%    12.2%    11.1%    10.3%     6.6%    12.6%    10.3%    8.2%
    Return on stockholders'
    average investment                5.5%    19.6%    19.7%    19.8%    18.2%    16.6%    15.2%     9.7%    18.4%    17.7%   17.1%
------------------------------------------------------------------------------------------------------------------------------------
Earnings per share
Diluted                            $  .35  $   1.10 $    .98 $    .85 $    .68  $   .55  $   .47 $    .29  $   .52  $   .45 $   .39
------------------------------------------------------------------------------------------------------------------------------------
Dividends per share                   .36       .32      .27      .26      .23      .23      .23      .23      .21      .20     .20
Weighted-average common
   shares outstanding
         Diluted                   11,201    11,167   10,931   10,883   10,666   10,559   10,145    9,791    9,672    9,492   9,387
------------------------------------------------------------------------------------------------------------------------------------
Memo: EBIT                          7,750    20,035   16,671   14,449   11,701    9,540    7,617    5,237    8,127    7,721   7,277
    % of net sales                   5.3%     14.6%    13.5%    12.0%    11.1%    10.6%     9.6%     7.1%    11.3%    10.8%   10.2%
    EBITDA                         14,348    24,844   21,484   18,924   15,900   13,317   10,846    8,299   10,588   10,083   9,612
    % of net sales                   9.7%     18.1%    17.4%    15.8%    15.0%    14.8%    13.6%    11.3%    14.7%    14.1%   13.5%
    Interest expense (income)       1,187     (290)    (161)       97      178       39    (138)       43    (299)      543   1,107
    % of net sales                    .8%     (.2)%    (.1)%      .1%      .2%      .0%    (.2)%      .1%    (.4)%      .8%    1.6%
    Depreciation and amortization   6,598     4,809    4,813    4,475    4,199    3,777    3,229    3,062    2,461    2,362   2,335
    % of net sales                   4.5%      3.5%     3.9%     3.7%     4.0%     4.2%     4.1%     4.2%     3.4%     3.3%    3.3%
    Engineering and development     9,695     3,025    2,513    2,404    2,148    2,105    2,041    1,749    1,577    1,377   1,574
    % of net sales                   6.6%      2.2%     2.0%     2.0%     2.0%     2.3%     2.6%     2.4%     2.2%     1.9%    2.2%
------------------------------------------------------------------------------------------------------------------------------------
YEAR END POSITION

Total assets                     $155,941   $88,999  $78,385  $73,411  $62,263  $56,360  $48,564  $43,709  $41,216  $38,534 $44,720
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                  81,391    21,744   20,508   23,007   19,316   19,700   15,460   14,147   12,638   12,530  22,187
------------------------------------------------------------------------------------------------------------------------------------
Working capital                    31,315    31,727   28,321   19,654   14,572   10,538   14,129   11,443   15,542   13,245  17,029
------------------------------------------------------------------------------------------------------------------------------------
Current ratio                    2.2 to 1  2.6 to 1 2.5 to 1 1.9 to 1 1.8 to 1 1.7 to 1 2.1 to 1 2.0 to 1 2.5 to 1 2.3 to 1 2.6 to
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' investment           74,550    67,255   57,877   50,404   42,947   36,660   33,104  29,562    28,578   26,004  22,533
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt                     53,000        --       --       --       63    2,047      500     500        --      153   9,394
------------------------------------------------------------------------------------------------------------------------------------
Book value per share                $6.76     $6.38    $5.55    $4.86    $4.15    $3.57    $3.31   $3.05     $2.98    $2.68   $2.40
------------------------------------------------------------------------------------------------------------------------------------
Number of employees                 1,268     1,259    1,125    1,126    1,079      947      764     816       788      732     810
------------------------------------------------------------------------------------------------------------------------------------
Number of stockholders                552       548      584      571      598      634      640     710       751      822     920
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


                                     14-15


CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets
As of October 3, 1998, September 27, 1997, and September 28, 1996.
(Amounts in thousands)                                             1998             1997              1996
---------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and short-term securities                                $       2,923    $       8,284    $        10,050
         Accounts receivable, less allowances
           of $1,089 in 1998, and $911 in
           1997 and $695 in 1996                                     26,792            20,051            18,777
         Refundable income taxes (Note 3)                               795                --                --
         Inventories (Note 1)                                        19,431            18,067            12,707
         Prepaid taxes and other expenses (Note 3)                    7,695             5,054             5,516
---------------------------------------------------------------------------------------------------------------------
                  Total current assets                        $      57,636    $       51,456   $        47,050
---------------------------------------------------------------------------------------------------------------------
Deferred income taxes and other assets (Note 3)               $       2,324    $          271   $           557
---------------------------------------------------------------------------------------------------------------------
Property, plant and equipment (Note 1)                        $     114,076    $       74,514   $        64,499
         Less:  Accumulated depreciation                             48,792            44,016            40,834
---------------------------------------------------------------------------------------------------------------------
                  Net property, plant and equipment           $      65,284    $       30,498   $        23,665
---------------------------------------------------------------------------------------------------------------------
Goodwill (Notes 1 and 10)                                     $      30,697    $        6,774   $         7,113
---------------------------------------------------------------------------------------------------------------------
Total Assets                                                  $     155,941    $       88,999   $        78,385
---------------------------------------------------------------------------------------------------------------------



LIABILITIES' AND STOCKHOLDERS' INVESTMENT
---------------------------------------------------------------------------------------------------------------------
Current liabilities:
Accounts payable                                              $       7,828    $        6,465   $         6,162
         Accrued expenses                                            17,656            13,041            11,254
         Income taxes payable                                           837               223             1,313
         Portion of long-term debt payable
              within one year (Note 2)                                   --                --                --
---------------------------------------------------------------------------------------------------------------------

                  Total current liabilities                   $      26,321    $       19,729   $        18,729
---------------------------------------------------------------------------------------------------------------------

Other liabilities                                             $       2,070    $           --   $            --
---------------------------------------------------------------------------------------------------------------------

Deferred income taxes (Note 3)                                $          --    $        2,015   $         1,779
---------------------------------------------------------------------------------------------------------------------
Long-term debt, less portion payable
          within one year shown above
          (Note 2)                                            $      53,000    $           --   $            --
---------------------------------------------------------------------------------------------------------------------
Stockholders' investment (Notes 1,2,5,7 and 10):
         Preferred stock                                      $          --    $           --   $            --
         Common stock at par, (Shares issued-D 11,032)               11,032            10,541            10,419
         Additional paid-in capital                                   9,276             2,765             1,571
         Cumulative translation adjustment                           (1,276)           (1,487)             (616)
         Retained earnings                                           55,518            55,436            46,503
---------------------------------------------------------------------------------------------------------------------
                Total stockholders' investment                $      74,550    $       67,255   $        57,877
---------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Investment                $     155,941    $       88,999   $        78,385
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


CONSOLIDATED STATEMENTS OF INCOME

For the years ended October 3, 1998,
September 27, 1997, and September 28, 1996.
(Amounts in thousands except per share data)                          1998              1997             1996
---------------------------------------------------------------------------------------------------------------------
Net sales                                                       $       147,560   $      136,886   $       123,680
---------------------------------------------------------------------------------------------------------------------
Cost of sales                                                            84,002           74,914            68,549
---------------------------------------------------------------------------------------------------------------------
         Gross profit                                           $        63,558   $        61,972  $        55,131
                  Percent of net sales                                    43.1%             45.3%            44.6%
---------------------------------------------------------------------------------------------------------------------
Operating expenses:
         Engineering and product development
         (Notes 1 and 10)                                       $         9,695   $         3,025  $         2,513
         Marketing and sales                                             23,319            22,811           21,384
         General and administrative                                      15,765            14,677           13,434
---------------------------------------------------------------------------------------------------------------------
         Total operating expenses                               $        48,779   $        40,513  $        37,331
                  Percent of net sales                                    33.1%             29.6%            30.2%
---------------------------------------------------------------------------------------------------------------------
Impairment of long-lived assets (Note 1)                        $         3,408   $            --  $            --
Income from operations                                                   11,371            21,459           17,800
         Percent of net sales                                              7.7%             15.7%            14.4%
---------------------------------------------------------------------------------------------------------------------
Other expenses (income):
         Interest expense (income)                              $         1,187   $          (290) $          (161)
         Other, net                                                       3,621             1,424            1,129
---------------------------------------------------------------------------------------------------------------------
                  Net other expenses                            $         4,808   $         1,134  $           968
---------------------------------------------------------------------------------------------------------------------
Income before income taxes                                      $         6,563   $        20,325  $        16,832
         Percent of net sales                                              4.4%             14.8%            13.6%
Provision for income taxes (Note 3)                                       2,633             8,045            6,161
---------------------------------------------------------------------------------------------------------------------
Net income                                                      $         3,930   $        12,280  $        10,671
         Percent of net sales                                              2.7%              9.0%             8.6%
---------------------------------------------------------------------------------------------------------------------
Earnings per share (Note 1)
         Basic                                                  $           .37   $          1.17  $          1.03
---------------------------------------------------------------------------------------------------------------------
         Diluted                                                $           .35   $          1.10  $           .98
---------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.


CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 3, 1998, SEPTEMBER 27
1997, AND SEPTEMBER 28, 1998
(AMOUNTS IN THOUSANDS)


                                                                          CONSOLIDATED STATEMENTS OF
                                                                           STOCKHOLDERS' INVESTMENT

                                                           Common   Additional               Cumulative Retained Total
                                                            Stock     Paid-in   Translation    Earnings  Stockholders'
                                                                      Capital    Adjustment                Investment
---------------------------------------------------------------------------------------------------------------------
Balance September 30, 1995                               $ 10,374   $   1,248   $     140    $ 38,642      $ 50,404
         Net income for the year                               --          --          --      10,671        10,671
         Translation adjustment                                --          --        (756)         --          (756)
         Cash dividends, $.27 per share                        --          --          --      (2,810)       (2,810)
         Stock option plans                                    45         323          --          --           368
---------------------------------------------------------------------------------------------------------------------
Balance September 28, 1996                               $ 10,419   $   1,571   $    (616)   $ 46,503      $ 57,877
         Net income for the year                               --          --          --      12,280        12,280
         Translation adjustment                                --          --        (871)         --          (871)
         Cash dividends, $.32 per share                        --          --          --      (3,347)       (3,347)
         Stock option plans                                   122       1,194          --          --         1,316
---------------------------------------------------------------------------------------------------------------------
Balance September 27, 1997                               $ 10,541   $   2,765   $  (1,487)   $ 55,436      $ 67,255
         Net income for the year                               --          --          --       3,930         3,930
         Translation adjustment                                --          --         211          --           211
         Cash dividends, $.36 per share                        --          --          --      (3,848)       (3,848)
         Stock option plans                                    91         911          --          --         1,002
         Common stock issued for acquisition                  400       5,600          --          --         6,000
---------------------------------------------------------------------------------------------------------------------
Balance October 3, 1998                                  $ 11,032     $ 9,276   $  (1,276)   $ 55,518       $ 74,550
---------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended October 3, 1998,
September 27, 1997, and September 28, 1996.
(Amounts in thousands)
                                                                       1998             1997              1996
---------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income for the year                                           $       3,930    $        12,280   $        10,671
---------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net
Cash flows from operating activities:

Depreciation and amortization                                     $       6,598    $        4,809    $         4,813
Fair value of research & development costs acquired                       5,971                --                 --

(Increase) decrease in:
         Accounts receivable                                             (2,465)           (1,274)               188
         Inventories                                                         42            (5,360)               (94)
         Prepaid expenses                                                (2,437)              462               (384)
         Deferred income taxes and other assets                          (2,346)             (62)                 --

Increase (decrease) in:
         Accounts payable                                                   527              303                (871)
         Accrued expenses                                                 4,197            1,787              (1,255)
         Income taxes payable                                              (681)          (1,090)               (334)
         Deferred income taxes                                           (2,015)             236                  30
---------------------------------------------------------------------------------------------------------------------
Net cash flows from operating activities                       $         11,321    $      12,091     $         12,764
---------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
         Purchases of property, plant & equipment              $        (10,107)   $     (11,610)    $         (5,132)
         Payments for businesses acquired                               (60,970)              --                   --
         Retirements or sales of property, plant & equipment                314               58                  887
---------------------------------------------------------------------------------------------------------------------
Net cash (used for) provided by investing activities           $        (70,763)   $     (11,552)    $         (4,245)
---------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
         Increase (decrease) in short-term debt                $             --    $          --     $            (69)
         Increase (decrease) in long-term debt                           53,000               --                   --
         Sales of stock                                                   1,002            1,316                  368
         Issuance of stock related to acquisition                         6,000               --                   --
         Dividend payments                                               (3,848)          (3,347)              (2,810)
---------------------------------------------------------------------------------------------------------------------
Net cash (used for) provided by financing activities           $         56,154    $      (2,031)    $         (2,511)
---------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rates                                       $         (2,073)   $        (274)    $          (160)
---------------------------------------------------------------------------------------------------------------------
Net (Decrease) Increase in Cash and Short-Term Securities      $         (5,361)   $      (1,766)    $         5,848
Cash & short-term securities at beginning of year                         8,284           10,050               4,202
---------------------------------------------------------------------------------------------------------------------
Cash & short-term securities at end of year                    $          2,923    $       8,284     $        10,050
---------------------------------------------------------------------------------------------------------------------
Supplemental Cash Flow Data
Cash paid during the year for:
Interest                                                       $          1,204    $          45     $            43
Income taxes                                                              7,736            7,906               5,877
--------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except shares and per share, in all tables)
1. SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATION
The consolidated financial statements include the accounts of all subsidiaries, each of which is wholly owned. Revenue is recognized when products are shipped. All significant intercompany transactions have been eliminated in consolidation. The Company follows the practice of ending its fiscal year on the Saturday closest to September 30, which resulted in a 53-week period for fiscal 1998.

INVENTORIES
The Company values its inventory at the lower of cost or market, cost being determined using first-in first-out (FIFO) or last-in first-out (LIFO) method. The total inventories at the balance sheet dates were as follows:

                                                           1998             1997              1996
------------------------------------------------------------------------------------------------------------
Inventories valued using FIFO                        $        9,896    $        7,588   $        6,402
------------------------------------------------------------------------------------------------------------
Inventories valued using LIFO:
         At FIFO cost                                $       14,585    $       14,941   $       11,082
         Less:  Reserve to reduce to LIFO                     5,050             4,462            4,777
------------------------------------------------------------------------------------------------------------
                  LIFO inventories                   $        9,535    $       10,479   $        6,305
------------------------------------------------------------------------------------------------------------
                     Total Inventories               $       19,431    $       18,067   $       12,707
------------------------------------------------------------------------------------------------------------
Inventory composition at FIFO:
         Raw materials                               $       12,881    $       12,391   $        8,917
         Work-in-process and finished goods                  11,600            10,138            8,567
------------------------------------------------------------------------------------------------------------
                     Total                           $       24,481    $       22,529   $       17,484
------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method for financial accounting purposes. The estimated useful lives are as follows:

         ASSET DESCRIPTION                                     ASSET LIFE
         Buildings and improvements                           20 to 40 years
         Machinery and equipment                              3 to 12 years
         Dies and molds                                       4 to 5 years
         Software Technology                                  9 years
         Furniture and office equipment                       3 to 10 years

The cost of property retired or otherwise disposed of is removed from the property accounts, the accumulated depreciation is removed from the related reserves, and the net gain or loss is reflected in income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments are capitalized.

The details of property, plant and equipment at the balance sheet dates were as follows:

                                           1998            1997              1996
-------------------------------------------------------------------------------------------
         Land                        $       2,538   $         3,219   $         1,297
         Buildings and improvements         23,320            17,876            14,368
         Machinery and equipment            22,786            20,322            18,390
         Dies and molds                     22,137            17,951            16,690
         Software Technology                25,540                 N                 N
         Furniture and office equipment     17,755            15,146            13,754
-------------------------------------------------------------------------------------------
                                     $     114,076   $        74,514   $        64,499
--------------------------------------------------------------------------------------------

FINANCIAL INSTRUMENTS
The Company uses financial instruments to selectively hedge and thereby attempts to reduce its overall exposure to the effects of foreign currency fluctuations. The Company does not use derivative financial instruments for speculative purposes. The Company uses foreign currency forward and swap contracts to hedge a portion of the currency risks of transactions denominated in foreign currencies. Gains and losses on these foreign currency hedges are generally offset by corresponding losses and gains on the underlying transaction.

In 1998 the Company entered into a foreign currency swap agreement with a AA-rated counterparty to hedge a portion of its investment in its Italian subsidiary. Under the terms of the agreement, the Company will swap 35.52 billion lire for $20.0 million amortized over the next 8 years. In addition, the contract provides for the Company to make annual interest payments at 6.50% on the outstanding lire balance, while receiving 7.43% on the outstanding dollar balance. Due to the fact that this contract is an effective hedge of an investment in a foreign entity, any gain or loss on the contract is recorded directly to cumulative translation adjustment in shareholders' equity.

SOFTWARE
Costs related to the conceptual formulation and design of programs are normally expensed as research and development. In the fourth quarter of fiscal 1998 the Company acquired the business and certain assets of SST including software technology which is being amortized over nine years. During fiscal 1998 software amortization was $473,000. As of October 3, 1998, $25,076,000 remains as capitalized software technology.

RESEARCH AND DEVELOPMENT COSTS
Research and development costs are expensed as incurred.

In 1998 the Company acquired the assets of SST which included $5,971,000 for in-process research and development projects. The $5,971,000 was expensed at the time of purchase and recorded as operating expenses in engineering and product development.

GOODWILL
Goodwill is the cost of acquired businesses in excess of the fair value of their identifiable net assets and is amortized over a period not exceeding 40 years. The Company regularly reviews the individual components of goodwill and recognizes, on a current basis, any diminution in value.

As a consequence of changing market conditions, the Company in 1998 reviewed the operations of its AI/FOCS subsidiary and determined that goodwill associated with the fiber segment of the business was impaired. Since the sum of future cash flows was less than the carrying amount of the assets, a write-off in the amount of $3,408,000 was recorded in the fourth quarter of fiscal 1998.

FOREIGN CURRENCY TRANSLATION
Assets and liabilities of foreign subsidiaries (except for Mexico, whose functional currency is the U.S. dollar) are translated into U.S. dollars at fiscal year-end exchange rates, income statement accounts are translated at the weighted-average exchange rate during the year, and the resulting currency translation adjustments are recorded as a component of stockholders' investment. Financial statements of Mexican operations are translated into U.S. dollars using both current and historical exchange rates, with translation gains and losses included in net income.

EARNINGS PER SHARE
In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS
128), which was adopted by the Company in the first quarter of fiscal 1998. The earnings-per-share (EPS) information in prior periods has been restated to conform to such presentation. Basic EPS excludes dilution and is computed by dividing net income available for common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The weighted average shares used in the earnings-per-share computation were:



                                                        1998             1997            1996
---------------------------------------------------------------------------------------------------------
Net Income                                          $     3,930      $   12,280       $   10,671
---------------------------------------------------------------------------------------------------------
Earnings per share
   Basic                                            $       .37      $      1.17      $     1.03
   Diluted                                          $       .35      $      1.10      $      .98
---------------------------------------------------------------------------------------------------------
Weighted-average number of shares
   outstanding used for basic
   earnings per share                                    10,653           10,466          10,393
---------------------------------------------------------------------------------------------------------
Dilutive common stock options                               548              701             538
---------------------------------------------------------------------------------------------------------
Weighted-average number of shares
   outstanding plus dilutive common
   stock options                                         11,201           11,167          10,931
---------------------------------------------------------------------------------------------------------
Outstanding common stock options
   having no dilutive effect                                145               --             134
---------------------------------------------------------------------------------------------------------

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

NEW ACCOUNTING RULES
SFAS No. 132 "Employers" Disclosures about Pensions and Other Postretirement "Benefits" was issued in February 1998. This pronouncement revises employers disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The Company will adopt the provisions of the pronouncement in fiscal year 1999.

Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" was issued in March 1998. The statement provides guidance on accounting for the costs of computer software developed or obtained for internal use. Adoption of this standard is scheduled for fiscal year 2000. Adoption of this standard is not expected to have a material impact on the financial statements.

Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" was issued in April 1998. This statement provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. Adoption of the new standard is scheduled for fiscal year 2000. Adoption of this standard is not expected to have a material impact on the financial statements.

SFAS No. 133 OAccounting for Derivative Instruments and Hedging ActivitiesO was issued in June 1998. This statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Company is evaluating this new pronouncement to determine its impact upon current reporting. Adoption of the new standard is scheduled for the first quarter of fiscal year 2000.

2. LONG-TERM DEBT AND SHORT-TERM BORROWING

LONG-TERM DEBT CONSISTED OF THE FOLLOWING:

                                                            1998           1997         1996
---------------------------------------------------------------------------------------------------------
Bank revolving credit agreements                         $     8,000   $       --     $      --
6.64% Notes, Due September 30th, annually, 2002-2008          30,000           --            --
6.81% Notes, Due September 30th, annually, 2004-2013          15,000           --            --
---------------------------------------------------------------------------------------------------------
         Total                                           $    53,000   $       --     $      --
Less: Portion of long-term debt payable within one year           --           --            --
---------------------------------------------------------------------------------------------------------
Net long-term debt                                       $    53,000   $       --     $      --
---------------------------------------------------------------------------------------------------------

The future maturities of the long-term debt are summarized as follows:

2003.......................$ 4,200,000
2004 and thereafter........$48,800,000

The Company has Revolving Credit Agreements (the "Agreements") with a bank that provides for borrowings of up to $25,000,000 at the bank's prime or offered rate. These Agreements expire on February 28, 2001. The average amount owing to the bank was $19,947,000 in 1998, $0 in 1997, and $0 in 1996, at weighted average interest rates of 6.18%, 0.0%, and 0.0%, respectively. In September 1998, the Company issued $30 million and $15 million of Senior Guaranteed Notes at 6.64% and 6.81% per annum maturing in 2008 and 2013 respectively. The proceeds from these financings were used to refinance bank borrowings related to the acquisitions of mPm S.r.l. and SST. Under the various funding arrangements, the Company is required, among other things, to maintain consolidated tangible net worth, as defined, of not less than $59,000,000, a debt to EBIT ratio of not more than 2.5 to 1.0 and an EBIT to interest coverage ratio of 3 to 1. In addition, there are certain restrictions on the creation or assumption of any lien or security interest upon any of its assets.

Short-term borrowing averaged $10,000 in 1998, $19,000 in 1997, and $49,000 in 1996, at weighted average interest rates of 6.5%, 7.7%, and 8.6%, respectively.

3. INCOME TAXES

The provision for income taxes for 1998, 1997, and 1996 consisted of the following:

                                  1998              1997             1996
-------------------------------------------------------------------------------
U. S. federal income tax   $        3,064   $        5,257    $        4,015
State income taxes                  1,010            1,191               781
Foreign income taxes               (1,441)           1,597             1,365
-------------------------------------------------------------------------------
                           $        2,633   $        8,045    $        6,161
-------------------------------------------------------------------------------
Current provision          $        7,339   $        8,505    $        5,723
Deferred provision                 (4,706)            (460)              438
-------------------------------------------------------------------------------
                           $        2,633   $        8,045    $        6,161
-------------------------------------------------------------------------------

A reconciliation of the federal statutory rate to the effective tax rate is as follows:

                                   1998              1997             1996
-------------------------------------------------------------------------------
Federal statutory rate              34.0%            34.0%             34.0%
State income taxes, net of
   federal benefit                   3.4               3.9              3.1
Difference between U.S.
   and foreign rates                (7.0)              1.4              1.4
Benefit of state loss carry
   forward that may not be realized  3.9                --               --
Other, net                           5.8                .3             (1.9)
-------------------------------------------------------------------------------
                                   40.1%             39.6%            36.6%
-------------------------------------------------------------------------------


The components of income before income taxes consisted of the following:

                                   1998              1997             1996
-------------------------------------------------------------------------------
Domestic                    $       9,449    $       16,445    $       13,508
Foreign                            (2,886)            3,880             3,324
-------------------------------------------------------------------------------
                            $       6,563    $       20,325    $       16,832
-------------------------------------------------------------------------------

The components of the deferred tax provisions consisted of the following:

                                    1998              1997             1996
-------------------------------------------------------------------------------
Excess of book over tax
   depreciation and
   amortization             $          71    $         (19)     $         6
Excess of book loss on
   disposal of property               (16)              (4)             127
Write-off of purchased
   research and development        (2,625)              --               --
Write-off of impaired
   long-lived assets               (1,363)              --               --
Accounts receivable reserves          (21)             (83)               6
Inventory reserves                     50              (89)              (29)
Litigation reserves                   (15)              58               311
Environmental reserves               (573)              77               152
Employee benefit reserves            (211)            (330)             (165)
Other reserves                         (3)             (70)               30
-------------------------------------------------------------------------------
                            $      (4,706)  $         (460)     $        438
-------------------------------------------------------------------------------

The significant deferred tax assets and liabilities at October 3, 1998, September 27, 1997 and September 28, 1996 were as follows:

                                  1998              1997             1996
-------------------------------------------------------------------------------
Deferred tax liabilities:
Accelerated depreciation
   & amortization           $       1,685   $        2,015    $       1,779
Total deferred liabilities  $       1,685   $        2,015    $       1,779

Less deferred tax assets:
Write-off of purchased
   research and development $       2,625   $           --    $          --
Write-off of impaired
   long-lived assets        $       1,363   $           --    $          --
Accounts receivable
   reserves                 $         316   $          287    $         203
Inventory reserves                    451              449              348
Litigation reserves                    80               65               64
Environmental reserves                982              538              554
Employee benefit reserves           1,516            1,330            1,023
Other reserves                        596               --              677
-------------------------------------------------------------------------------
   Total deferred assets    $       7,929   $        2,669    $       2,869
-------------------------------------------------------------------------------
Net Deferred Tax Assets     $       6,244   $          654    $       1,090
-------------------------------------------------------------------------------


4. PENSION AND OTHER EMPLOYEE BENEFITS

The Company has defined benefit, defined contribution and government mandated plans covering eligible, non-bargaining unit employees. Pension benefits are fully vested after five years and are based upon years of service and highest five-year average compensation. It is the Company's policy to fund its pension costs by making annual contributions based upon the minimum funding provisions of the "Employee Retirement Income Security Act of 1974". The total pension expense of Company sponsored plans was $306,000 in 1998, and was $245,000 and $407,000 in 1997 and 1996 respectively.

Net periodic pension cost for the non-union plans for 1998, 1997 and 1996 included the following components:

                                    1998               1997            1996
-------------------------------------------------------------------------------
Service cost-benefits
   earned during the year      $      363        $       372    $         281
Interest cost on projected
   benefit obligation                 512                433              412
Actual loss (gain) on plan assets     249             (1,129)            (808)
Net amortization and deferral        (705)               668              573
-------------------------------------------------------------------------------
                               $      419       $        344    $         458
-------------------------------------------------------------------------------

Assumptions used in accounting for the pension plans are as follows:

                                   1998              1997             1996
-------------------------------------------------------------------------------
Discount rate                        6.8%              7.5%             8.0%
Rate of increase in
   compensation levels               5.6%              5.6%             6.0%
Expected long-term rate of
   return on assets                  7.5%              7.5%             7.5%
-------------------------------------------------------------------------------

The following table reconciles the plans' funded status and the amount recognized in the Company's balance sheets at October 3, 1998, September 27, 1997, and September 28, 1996, for its non-union plans:


                                  1998              1997             1996
-------------------------------------------------------------------------------
Actuarial present value
   of benefit obligations
Vested benefits              $      6,224   $       4,733   $         4,308
Non-vested benefits                   314             414               385
-------------------------------------------------------------------------------
Accumulated benefit
   obligation                $      6,538   $       5,147   $         4,693
Effect of projected future
   compensation levels              1,753           1,255               928
-------------------------------------------------------------------------------
Projected benefit
   obligation                $      8,291   $       6,402   $          5,621
Plan assets at fair value           6,419           7,478              6,289
-------------------------------------------------------------------------------
Under (over) funded status   $      1,872   $      (1,076)  $           (668)
Unrecognized prior service cost       (80)            (96)              (112)
Unrecognized net gain (loss)       (1,427)            675                270
Unrecognized net asset at date of
   application                        (13)             (6)                 8
-------------------------------------------------------------------------------
(Prepaid) accrued pension
   cost included
   in balance sheet          $        352   $        (503)   $           (502)
-------------------------------------------------------------------------------

In fiscal 1990, a supplemental retirement benefit plan was approved for certain key executive officers which will provide supplemental payments upon retirement, disability, or death. The obligations are not funded apart from the Company's general assets. The Company charged to expense $162,000 in 1998, $135,000 in 1997, and $121,000 in 1996 under the plan.

Most of the Company's union employees are covered by union-sponsored, collectively-bargained multi-employer pension plans. The Company contributed and charged to expense $199,000 in 1998, $181,000 in 1997, and $160,000 in 1996, for
such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of man-hours worked. Information from the plan's administrators is not available to permit the Company to determine its share of unfunded vested benefits.

The annual profit sharing contributions which are the lesser of (a) a percentage of income as defined in the plans or (b) 15% of the aggregate compensation paid to participants during the year, were $834,000 in 1998, $1,009,000 in 1997, and $798,000 in 1996.

The Company makes matching contributions of 50% of employees' contributions up to 4% of compensation. Matching contributions were $261,000 in 1998, and were $232,000 and $225,000 in 1997 and 1996, respectively.

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

In fiscal years 1998, 1997 and 1996, the components of cost of these postretirement benefits, principally healthcare, were as follows:

                                 1998              1997             1996
-------------------------------------------------------------------------------
Service cost                $        69       $        64      $         52
Interest cost                       128               111               104
Amortization of transition
   obligation                        55                55                55
Amortization of loss                  1                --                --
-------------------------------------------------------------------------------
                            $       253      $        230      $        211
-------------------------------------------------------------------------------

The funded status of these benefits for the fiscal years ended October 3, 1998, September 27, 1997 and September 28, 1996 were as follows:

                                   1998              1997             1996
-------------------------------------------------------------------------------
Actuarial present value of benefit
   obligations
Retirees                      $        646   $        595     $         574
Eligible active employees              608            319               277
Other active employees                 849            715               545
-------------------------------------------------------------------------------
   Accumulated postretirement
      benefit obligation      $      2,103   $      1,629     $       1,396
Plan assets at fair value               --             --                --
-------------------------------------------------------------------------------
Under funded status           $      2,103   $      1,629     $       1,396
Unrecognized transition
   obligation                         (824)          (879)             (934)
Unrecognized net (loss) gain          (412)           (85)               24
-------------------------------------------------------------------------------
Accrued postretirement
   benefit cost
   included in balance sheet  $        867   $        665     $         486
-------------------------------------------------------------------------------

Assumptions used in the accounting were:


                                   1998              1997             1996
-------------------------------------------------------------------------------
Discount rate                            6.8%          7.5%            8.0%
Health care trend rate in
   first year                            8.0%         10.0%           10.0%
Gradually declining to a trend
   rate of                               6.0%          6.0%            6.0%
in the year                              2000          2000            2000
-------------------------------------------------------------------------------



The effect of a one percentage point increase in the assumed health care trend rate on:

                                    1998              1997             1996
-------------------------------------------------------------------------------
Aggregate of service and
   interest cost                $        40     $        36      $        30
Accumulated postretirement
   benefit obligation                   378             297              240
-------------------------------------------------------------------------------


POSTEMPLOYMENT BENEFITS
The Company provides certain postemployment benefits to former or inactive employees after employment but before retirement. The costs associated with the Company's postemployment benefits are believed to be immaterial.

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

6. CONTIGENT LIABILITIES

The Company is subject to federal and state hazardous substance cleanup laws that impose liability for the costs of cleaning up contamination resulting from past spills, disposal or other releases of hazardous substances. In this regard, the Company has incurred, and expects to incur, assessment, remediation and related costs at one of the Company's facilities. In 1991, the Company reported to state regulators a release at that site from an underground storage tank ("UST"). The UST and certain contaminated soil subsequently were removed and disposed of at an off-site disposal facility. The Company's independent environmental consultant has been conducting an investigation of soil and groundwater at the site with oversight by the state Department of Environmental Quality ("DEQ"). The investigation indicates that additional soil and groundwater at the site have been impaired by chlorinated solvents, including tetrachloroethane and trichloroethylene, and other compounds. Also, the Company learned that a portion of the site had been used as a disposal area by the previous owners of the site. The Company's consultant has remediated the soils in this area but believes that it is the primary source of contamination of groundwater, both on-site and off-site. In addition, the investigation of the site indicates that the groundwater contaminants have migrated off-site. The Company has implemented a groundwater remediation system for the on-site contamination. During the past year, the Company was required to modify this system in order to address treatment problems created by changed conditions, and these modifications increased the estimated long term cost of the on-site remediation. The Company continues to monitor and analyze conditions to determine the continued efficacy of this system. The Company has also modified the design of its proposed remediation alternative for the off-site groundwater contamination because of changed off-site conditions, and is currently reviewing this alternative with the DEQ. The Company continues to investigate the extent of other sources of contamination in addition to the removed UST and the above-referenced disposal area, including possible evidence of past or current releases by others in the vicinity around the Company's facilities.

The Company's consultant currently estimates that a minimum of approximately $2,045,000 of investigation and remediation expenses remain to be incurred, both on-site and off-site. During fiscal 1998, the Company recorded charges of $1,700,000 to increase its existing reserve for such expenses. The Company has initiated discussions with the previous owners of the site and various insurers concerning possible claims by the Company for contribution to the cost of the investigation and remediation of the site. The consultant's cost estimate was based on a review of currently available data and assumptions concerning the extent of contamination, geological conditions, and the costs and effectiveness of certain treatment technologies. The cost estimate continues to be subject to substantial uncertainty because of the extent of the contamination area, the variety and nature of geological conditions throughout the contamination area, changes in remediation technology, and ongoing DEQ feedback. The Company is continuing to monitor the conditions at the site and will adjust its reserve if necessary. The Company may incur significant additional assessment, remediation and related costs at the site, and such costs could materially and adversely affect the Company's consolidated net income for the period in which such costs are incurred. At this time, the Company, however, cannot estimate the time or potential magnitude of such costs, if any.

7. STOCK OPTION PLANS

Under the Company's stock option plans, options to purchase common shares may be granted to directors, officers and key employees at a price not less than the market value at date of grant. The maximum term of options granted is ten years. As of October 3, 1998, 1,602,250 unissued common shares are reserved under all stock option plans which includes 358,000 shares available for future grants. The following grants are outstanding and exercisable:

         Fiscal Year    Number of   Option Price      Expiration
         of Grant          Shares      Per Share            Date
-------------------------------------------------------------------------------
         1990              99,100           4.75           2000
         1991              134,900          4.25           2001
         1992              108,900          5.17           2002
         1993              229,650          7.17           2003
         1994              138,000         10.33           2004
         1995              133,350          9.33           2005
         1996              122,050         14.31           2006
         1997              133,000   13.19-15.81           2007
         1998              145,300   18.94-20.38           2008
-------------------------------------------------------------------------------
                           1,244,250
-------------------------------------------------------------------------------

The following summarizes the options granted, exercised and expired during the last three fiscal years:

                  Option Price              Number of Shares
                  Per Share         1998                1997     1996
-------------------------------------------------------------------------------

Granted           $13.19-20.38    151,150            147,900  135,600
Exercised           3.17-14.31     92,467            122,233   45,500
Expired                     --         --                 --       --
-------------------------------------------------------------------------------
Subsequent to October 3, 1998, stock options were granted for 197,900 shares at an average price of $14.90 per share.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for the plans. Accordingly, no compensation expense has been recognized for the stock option plans.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." If the Company had elected to recognize compensation costs based on the fair value of the awards at the date of grant, consistent with the provisions of SFAS No. 123, the Company's pro forma net income would have been $3,244,000 ($.30 basic earnings per share; $.29 diluted earnings per share) in fiscal 1998; $11,802,000 ($1.13 basic earnings per share; $1.06 diluted earnings per share) in fiscal 1997; and $10,284,000 ($.99 basic earnings per share; $.94 diluted earnings per share) in fiscal 1996.

The pro forma effect on net income may not be representative of the pro forma effect on net income of future years.

The Company has ten-year and five-year options. For disclosure purposes, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for the ten-year stock options granted to officers in October of fiscal 1998, 1997 and 1996, respectively: expected volatility of 27.10%, 28.06% and 30.88%; risk-free interest rate of 6.29%, 6.56% and 6.02%;
expected average life of 8.6 years; and dividend yield of 1.77%, 2.10% and 1.80%. The weighted-average fair value of the ten-year stock options granted to officers in October of fiscal 1998, 1997 and 1996 was $7.88, $5.05 and $5.76, respectively. The following weighted-average assumptions were used for the ten-year stock options granted to employees in October of fiscal 1998, 1997 and 1996, respectively: expected volatility of 26.50%, 27.62% and 27.35%; risk-free interest rate of 6.12% 6.45% and 5.95%; expected average life of 6.4 years; and dividend yield of 1.77%, 2.10% and 1.80%. The weighted-average fair value of the ten-year stock options granted to employees in October of fiscal 1998, 1997 and 1996 was $6.83, $4.43 and $4.76, respectively. The following weighted-average assumptions were used for the ten-year stock options granted to employees in January of fiscal 1997 and 1996, respectively: expected volatility of 29.42% and 27.89%; risk-free interest rate of 6.06% and 5.08%; expected average life of 6.4 years; and dividend yield of 1.80% and 1.90%. The weighted-average fair value of the ten-year stock options granted to employees in January of fiscal 1997 and 1996 was $5.52 and $2.18, respectively. The following weighted-average assumptions were used for the ten-year stock options granted to employees in March of fiscal 1998: expected volatility of 26.76%; risk-free interest rate of 5.78%; expected average life of 6.6 years; and dividend yield of 1.90%. The weighted-average fair value of the ten-year stock options granted to employees in March of fiscal 1998 was $6.12. The following weighted-average assumptions were used for the five-year stock options granted to directors in October of fiscal 1998, 1997 and 1996, respectively: expected volatility of 27.18%, 26.29% and 27.08%; risk-free interest rate of 6.07%, 6.31% and 5.85%; expected average life of 4.6 years; and dividend yield of 1.77%, 2.l0% and 1.80%. The weighted-average fair value of the five-year stock options granted to directors in October of fiscal 1998, 1997 and 1996 was $5.82, $3.63 and $4.02, respectively.

Under the above models, the total value of the ten-year stock options granted in October of fiscal 1998, 1997 and 1996 was $892,000, $570,305 and $653,756,
respectively. The total value of the ten-year stock options granted in January of fiscal 1997 and 1996 was $60,720 and $4,360, respectively. The total value of the ten-year stock options granted in March of fiscal 1998 was $18,000. The total value of the five-year stock options granted in October of fiscal 1998, 1997 and 1996 was $93,000, $43,560 and $42,210, respectively.

8. INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT GEOGRAPHIC AREAS

                                United States          Foreign      Consolidated
-------------------------------------------------------------------------------
1998
Sales to unaffiliated customers     $  97,884        $  49,676       $  147,560
Net Income                              6,197           (2,267)           3,930
Identifiable assets at
   October 3, 1998                     59,123           98,503          157,626
-------------------------------------------------------------------------------
1997
Sales to unaffiliated customers     $  99,658       $   37,228      $  136,886
Net Income                             10,824            1,456          12,280
Identifiable assets at
   September 27, 1997                  65,464           23,535          88,999
-------------------------------------------------------------------------------
1996
Sales to unaffiliated customers     $  87,218       $   36,462      $  123,680
Net Income                              8,835            1,836          10,671
Identifiable assets at
   September 28, 1996                  56,529           21,856          78,385
-------------------------------------------------------------------------------


9. SUMMARY OF QUARTERLY DATA (UNAUDITED)

THE FOLLOWING IS A SUMMARY OF QUARTERLY DATA FOR 1998, 1997, AND 1996.
                                                                             Basic           Diluted
                             Net            Gross              Net        Earnings          Earnings
                           Sales           Profit           Income       Per Share         Per Share
------------------------------------------------------------------------------------------------------
1998
First Quarter     $        34,350   $       14,970   $        2,808    $        .27     $        .25
Second Quarter             36,042           16,070            3,320             .31              .30
Third Quarter              37,568           16,040            2,820             .27              .25
Fourth Quarter             39,600           16,478           (5,018)           (.46)            (.45)
------------------------------------------------------------------------------------------------------
Total             $       147,560   $       63,558   $        3,930    $        .37              .35
------------------------------------------------------------------------------------------------------
1997
First Quarter     $        32,163   $       14,356   $        2,604    $        .25     $        .24
Second Quarter             35,503           16,009            3,087             .30              .28
Third Quarter              35,495           15,914            3,181             .30              .29
Fourth Quarter             33,725           15,693            3,408             .32              .30
------------------------------------------------------------------------------------------------------
Total             $       136,886   $       61,972   $       12,280    $       1.17             1.10
------------------------------------------------------------------------------------------------------
1996
First Quarter     $        29,968   $       13,177   $        2,203    $        .21     $        .20
Second Quarter             31,675           14,045            2,615             .25              .24
Third Quarter              30,557           13,728            2,897             .28              .26
Fourth Quarter             31,480           14,181            2,956             .28              .27
------------------------------------------------------------------------------------------------------
Total             $       123,680   $       55,131   $       10,671    $       1.03     $        .98
------------------------------------------------------------------------------------------------------

10. ACQUISITIONS

During 1998 the Company made the following acquisitions. Both were accounted for using the purchase method of accounting. The Company has classified as intangible assets the costs in excess of the fair value of the net assets of companies acquired. The operating results of these acquired businesses have been included in the Consolidated Statements of Operations from the dates of acquisition.

In February 1998, the Company acquired all of the outstanding capital stock of mPm S.p.A. and mPm Group S.p.A. ("mPm") and certain assets of mPm's subsidiaries for approximately $29,900,000 plus acquisition costs. mPm is a leading manufacturer of molded and field-attachable DIN connectors. The purchase of mPm was financed from existing cash on hand combined with proceeds from the Company's existing credit facility. (See Note 2 Long-Term Debt). As a result of the acquisition, $21,726,000 in goodwill was recorded by the Company and will be amortized over a period of 20 years.

In July 1998, the Company acquired the business and certain of the assets of the SST division of S-S Technologies, Inc. ("SST") for approximately $34,200,000 plus acquisition costs. SST is a leader in communication technology selling interface cards, gateways and related software for connecting devices and controllers to industrial automation networks. The purchase of SST was financed from the issuance of 400,000 shares of Woodhead Industries, Inc. common stock along with the net proceeds from an additional credit facility from the Company's bank. (See Note 2 Long-Term Debt). As a result of the acquisition, $966,000 of goodwill was recorded by the Company and will be amortized over a period of 15 years. Acquired in-process research and development of $5,971,000 was charged to expense in the fourth quarter.

As the Company's fiscal 1998 financial statements include only two months of SST and seven months of mPm operations, the following selected unaudited pro forma information is being provided to present a summary of the combined results of the acquired companies as if the acquisitions had occurred as of the first day of fiscal 1998 and 1997 giving effect to purchase accounting adjustments.

FOR THE YEARS ENDED OCTOBER 3, 1998 AND SEPTEMBER 27, 1997.

                                1998           1997
-----------------------------------------------------
Sales                      $    164,264  $    166,761
Net earnings               $      1,649  $      9,478
Basic earnings per share   $        .15  $        .86
Diluted earnings per share $        .15  $        .85

The pro forma data is for informational purposes only and may not necessarily reflect the results of operations of Woodhead Industries, Inc. had mPm and SST operated as part of the Company for fiscal years 1998 and 1997. Further, the pro forma results are not intended to be a projection of future results of the combined companies.