Form 10-K, Exhibit 13
period 1999-10-02
WOODHEAD INDUSTRIES INC
filed 1999-12-23
CIK 108215

EXHIBIT 13


REPORTS OF MANAGEMENT AND INDEPENDENT PUBLIC ACCOUNTANTS

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

C. Mark DeWinter                            Robert G. Jennings
Chairman and Chief Executive Officer        Vice President, Finance and Chief
                                            Financial Officer



To The Board of Directors and Shareholders of Woodhead Industries, Inc.:

    We have audited the accompanying consolidated balance sheets of WOODHEAD INDUSTRIES, INC. (a Delaware corporation) AND SUBSIDIARIES as of October 2, 1999, and October 3, 1998, and the related consolidated statements of income, stockholders' investment, comprehensive income, and cash flows for each of the three years in the period ended October 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WOODHEAD INDUSTRIES, INC. AND SUBSIDIARIES as of October 2, 1999, and October 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 2, 1999, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Chicago, Illinois
November 18, 1999


17   WOODHEAD INDUSTRIES, INC.

FINANCIAL PROFILE

(Amounts in thousands, except per share data, employees, and stockholders)

                                                       1999          1998          1997           1996
-------------------------------------------------------------------------------------------------------
OPERATIONS

Net sales                                         $ 168,696     $ 147,560     $ 136,886      $ 123,680
-------------------------------------------------------------------------------------------------------
Cost of sales                                        95,615        84,002        74,914         68,549
-------------------------------------------------------------------------------------------------------
Gross profit                                         73,081        63,558        61,972         55,131
    % of net sales                                    43.3%         43.1%         45.3%          44.6%
-------------------------------------------------------------------------------------------------------
Operating and other expenses                         55,929        56,995        41,647         38,299
    % of net sales                                    33.2%         38.6%         30.4%          31.0%
Income before income taxes                           17,152         6,563        20,325         16,832
    % of net sales                                    10.2%          4.4%         14.8%          13.6%
-------------------------------------------------------------------------------------------------------
Provision for income taxes                            6,258         2,633         8,045          6,161
-------------------------------------------------------------------------------------------------------
Net income                                           10,894         3,930        12,280         10,671
    % of net sales                                     6.5%          2.7%          9.0%           8.6%
    % of average assets                                6.9%          3.2%         14.7%          14.1%
    Return on stockholders' average investment        13.9%          5.5%         19.6%          19.7%
-------------------------------------------------------------------------------------------------------
Earnings per share
    Diluted                                       $     .96     $     .35     $    1.10      $     .98
-------------------------------------------------------------------------------------------------------
Dividends per share                                     .36           .36           .32            .27

Weighted-average common shares outstanding
    Diluted                                          11,372        11,201        11,167         10,931
-------------------------------------------------------------------------------------------------------
Memo:  EBIT                                          20,581         7,750        20,035         16,671
         % of net sales                               12.2%          5.3%         14.6%          13.5%
       EBITDA                                        30,858        14,348        24,844         21,484
         % of net sales                               18.3%          9.7%         18.1%          17.4%
       Interest expense (income)                      3,429         1,187          (290)          (161)
         % of net sales                                2.0%           .8%         (.2)%          (.1)%
       Depreciation and amortization                 10,277         6,598         4,809          4,813
         % of net sales                                6.1%          4.5%          3.5%           3.9%
       Engineering and development                    6,169         9,695         3,025          2,513
         % of net sales                                3.7%          6.6%          2.2%           2.0%
-------------------------------------------------------------------------------------------------------
YEAR-END POSITIONS

Total assets                                      $ 157,641     $ 155,941     $  88,999      $  78,385
-------------------------------------------------------------------------------------------------------
Total liabilities                                    75,187        81,391        21,744         20,508
-------------------------------------------------------------------------------------------------------
Working capital                                      38,287        31,315        31,727         28,321
-------------------------------------------------------------------------------------------------------
Current ratio                                      2.5 to 1      2.2 to 1      2.6 to 1       2.5 to 1
-------------------------------------------------------------------------------------------------------
Stockholders' investment                             82,454        74,550        67,255         57,877
-------------------------------------------------------------------------------------------------------
Long-term debt                                       47,120        53,000             -              -
-------------------------------------------------------------------------------------------------------
Book value per share                              $    7.34     $    6.76     $    6.38      $    5.55
-------------------------------------------------------------------------------------------------------
Number of employees                                   1,616         1,268         1,259          1,125
-------------------------------------------------------------------------------------------------------
Number of stockholders                                  511           552           548            584
-------------------------------------------------------------------------------------------------------


18   WOODHEAD INDUSTRIES, INC.

             1995             1994              1993              1992             1991              1990              1989
----------------------------------------------------------------------------------------------------------------------------
         $120,003         $105,689           $89,864           $79,518          $73,499           $72,168           $71,443
----------------------------------------------------------------------------------------------------------------------------
           67,541           59,070            50,238            43,756           41,753            41,034            42,070
----------------------------------------------------------------------------------------------------------------------------
           52,462           46,619            39,626            35,762           31,746            31,134            29,373
            43.7%            44.1%             44.1%             45.0%            43.2%             43.1%             41.1%
----------------------------------------------------------------------------------------------------------------------------
           38,110           35,096            30,125            28,007           26,552            22,708            22,195
            31.8%            33.2%             33.5%             35.2%            36.1%             31.5%             31.1%
           14,352           11,523             9,501             7,755            5,194             8,426             7,178
            12.0%            10.9%             10.6%              9.8%             7.1%             11.7%             10.0%
----------------------------------------------------------------------------------------------------------------------------
            5,124            4,273             3,698             3,000            2,374             3,406             2,878
----------------------------------------------------------------------------------------------------------------------------
            9,228            7,250             5,803             4,755            2,820             5,020             4,300
             7.7%             6.9%              6.5%              6.0%             3.8%              7.0%              6.0%
            13.6%            12.2%             11.1%             10.3%             6.6%             12.6%             10.3%
            19.8%            18.2%             16.6%             15.2%             9.7%             18.4%             17.7%
----------------------------------------------------------------------------------------------------------------------------

         $    .85         $    .68           $   .55           $   .47          $   .29           $   .52           $   .45
----------------------------------------------------------------------------------------------------------------------------
              .26              .23               .23               .23              .23               .21               .20


           10,883           10,666            10,559            10,145            9,791             9,672             9,492
----------------------------------------------------------------------------------------------------------------------------
           14,449           11,701             9,540             7,617            5,237             8,127             7,721
            12.0%            11.1%             10.6%              9.6%             7.1%             11.3%             10.8%
           18,924           15,900            13,317            10,846            8,299            10,588            10,083
            15.8%            15.0%             14.8%             13.6%            11.3%             14.7%             14.1%
               97              178                39              (138)              43              (299)              543
              .1%              .2%               .0%             (.2)%              .1%             (.4)%               .8%
            4,475            4,199             3,777             3,229            3,062             2,461             2,362
             3.7%             4.0%              4.2%              4.1%             4.2%              3.4%              3.3%
            2,404            2,148             2,105             2,041            1,749             1,577             1,377
             2.0%             2.0%              2.3%              2.6%             2.4%              2.2%              1.9%
----------------------------------------------------------------------------------------------------------------------------


         $ 73,411         $ 62,263           $56,360           $48,564          $43,709           $41,216           $38,534
----------------------------------------------------------------------------------------------------------------------------
           23,007           19,316            19,700            15,460           14,147            12,638            12,530
----------------------------------------------------------------------------------------------------------------------------
           19,654           14,572            10,538            14,129           11,443            15,542            13,245
----------------------------------------------------------------------------------------------------------------------------
         1.9 to 1         1.8 to 1          1.7 to 1          2.1 to 1         2.0 to 1          2.5 to 1          2.3 to 1
----------------------------------------------------------------------------------------------------------------------------
           50,404           42,947            36,660            33,104           29,562            28,578            26,004
----------------------------------------------------------------------------------------------------------------------------
                -               63             2,047               500              500                 -               153
----------------------------------------------------------------------------------------------------------------------------
         $   4.86         $   4.15           $  3.57           $  3.31          $  3.05           $  2.98           $  2.68
----------------------------------------------------------------------------------------------------------------------------
            1,126            1,079               947               764              816               788               732
----------------------------------------------------------------------------------------------------------------------------
              571              598               634               640              710               751               822
----------------------------------------------------------------------------------------------------------------------------


19   WOODHEAD INDUSTRIES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
AND FINANCIAL POSITION


FISCAL 1999 RESULTS COMPARED WITH 1998

SALES

    Net sales reached a record of $168.7 million surpassing last year's net sales of $147.6 million by $21.1 million or 14.3 percent. The sales increase came from the strong performance by the Industrial Communications and Connectivity Products segment with sales growth of 29.6 percent to $102.1 million from $78.8 million. The full year sales impact of mPm S.r.l. and SST acquired during fiscal 1998 combined with strengthening Brad Harrison(R) product sales in North America accounted for the majority of this improvement. The Company's Electrical Safety & Specialty Products segment's sales declined by 3.2 percent to $66.6 million from $68.8 million primarily due to a weakness in the industrial MRO markets served by this segment. The Company's net sales in markets outside the United States represented 37.0 percent compared with 33.4 percent in 1998. During the year, competitive pressure resulted in a price reduction of less than one percent.

    The backlog of unfilled orders was $12.4 million compared to $11.5 million at the end of 1998.


GROSS PROFIT

    Gross profit as a percentage of sales increased to 43.3 percent in 1999 from
43.1 percent in 1998, resulting in an increase to $73.1 million from $63.6 million in 1998. Gross profit was favorably impacted by a reduction of the LIFO reserve, which resulted from lower production costs. Cost savings and higher capacity utilization were partially offset by selling price reductions.


OPERATING EXPENSES

    Operating expenses increased by 8.0 percent to $52.7 million from $48.8 million in 1998. The full year impact of spending at SST and mPm were almost completely offset by the absence of the write-off for in-process research and development which was charged to operating expenses in 1998. As a percentage of sales, operating expenses declined to 31.2 percent from 33.1 percent.


SEGMENT OPERATING INCOME

    The Company's Industrial Communications and Connectivity segment's operating income grew 6.2 percent to $10.3 million from $9.7 million, excluding special charges. Segment operating income for the Electrical Safety & Specialty Products segment declined slightly to $11.7 million from $11.9 million.


OTHER EXPENSES/INCOME

    Other expenses decreased to $3.2 million in 1999 from $4.8 million in 1998. Interest expense increased to $3.4 million from $1.2 million, which is the result of the long-term debt incurred to finance the two acquisitions in 1998. Total environmental and foreign exchange expenses were lower by $2.8 million when compared to 1998. In addition, the Company's severance expenses were $.7 million lower in 1999.


NET INCOME

    Net Income increased 179.5 percent to $10.9 million from $3.9 million. The absence of special charges accounted for most of this increase. mPm has been accretive to earnings since it was acquired, and although the sales of SST continued to grow and its financial results improved during the year, the Company's net income was adversely affected by SST in fiscal 1999. The Company's effective tax rate decreased to 36.5 percent from 40.1 percent, primarily due to a state tax refund for prior years, combined with recognizing foreign tax credits.


20   WOODHEAD INDUSTRIES, INC.

FINANCIAL POSITION

    The Company's financial position remains strong. Working capital increased
22.3 percent to $38.3 million from $31.3 million, the current ratio increased to
2.5 to 1 from 2.2 to 1, and total assets increased to $157.6 million from $155.9 million. Looking forward, internal cash flow is expected to be more than adequate to fund the operating requirements in 2000, and significant borrowing is available, should the need arise.


YEAR 2000 READINESS DISCLOSURE

      The Year 2000 problem stems from the use of a two digit date to represent the year in computer software and firmware. As a result, computer systems may experience operating difficulties unless the systems or applications are modified to process adequately the information related to the date change.

      The Company has been assessing and addressing the impact of the Year 2000 issue on its business over the past three years. The Company's products are primarily electrical connectors and safety devices, which are not date-sensitive.

      The Company's first phase to achieve Year 2000 readiness included performing a comprehensive inventory and assessment of all systems, both Information Technology (IT) and non-IT related, which has been completed. The second phase includes the replacement, remediation, and testing of all systems for compliance, which is approximately 99% complete. The third phase of the Company's plan involves determining the compliance status of all relevant third parties, including significant suppliers, customers, and service providers who are deemed to be critical to business operations. This phase is essentially 99% complete. The final phase includes the development of contingency plans to reduce the risk of business interruption that may result from Year 2000 non-compliance. This may involve developing emergency backup procedures in instances of system failures, stockpiling raw and packaging materials, increasing finished goods inventory levels, and identifying alternative suppliers. This phase has begun and will continue to be monitored as 2000 approaches.

      Since the Company is operated in a decentralized manner, each of its operating locations has been addressing Year 2000 compliance as indicated by the four-phase plan. The compliance status at each subsidiary is being monitored by corporate personnel on an ongoing basis to ensure that required courses of action are being executed in a timely fashion. The Company expects to complete all phases of the plan by November 1999.

      In the event that the Year 2000 issue is not adequately addressed by the Company, its major service providers, suppliers, or customers on a timely basis, there can be no assurance that the Company will not experience a material adverse effect on its operations. Although the Company is not anticipating any major non-compliance problems, it does believe that the greatest risk associated with the Year 2000 issues is the readiness of its third parties. Due to the inherent uncertainty of the Year 2000 issue, the Company has not determined the most likely worst-case scenario, but it has developed contingency plans to mitigate any possible disruption of operations that may result from non-compliance.

      The costs incurred to date approximate $1,800,000. These costs are based upon management's best estimates using numerous assumptions. These costs also have not had and are not expected to have a material effect on the Company's financial position, assuming that the Company will not be obligated to incur significant Year 2000 related costs on behalf of its customers or suppliers. There can be no assurance that actual costs could not be significantly different from the estimates.


21   WOODHEAD INDUSTRIES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
AND FINANCIAL POSITION (CONTINUED)


IMPACT OF THE EURO CURRENCY

    On January 1, 1999, the members of the European Union established fixed conversion rates between the existing currencies ("legacy currencies"), and one common currency, the "Euro". As a result the Euro now trades on currency exchanges and may be used for business transactions utilizing electronic funds transfer. Conversion to the Euro has the effect of eliminating exchange rate risk between member countries, as exchange rates are now permanent. The Company's subsidiaries that are affected by the Euro conversion are modifying business processes to accommodate the Euro denominated transactions. The anticipated future increase in Euro denominated transactions is not expected to have a material impact on the Company's business or results of operations, and the Company believes that its currency risk in participating countries may be reduced as the legacy currencies are converted to the Euro.


FISCAL 1998 RESULTS COMPARED WITH 1997

SALES

    The Company's sales of $147.6 million exceeded fiscal 1997 results of $136.9 million by $10.7 million or 7.8 percent. The revenue increase was primarily attributable to the acquisitions of mPm S.r.l. and SST during the year. Strong sales in Europe also contributed to the increase, although offset by a slight decline in domestic sales in the Company's Brad Harrison(R) product line. The currency crisis in Asia continued to negatively impact the industrial markets served by the Company and reduced sales by $1.3 million in 1998. During 1998, the Company experienced price erosion of approximately 1.5 percent, primarily reflecting selling price concessions at its AI/FOCS subsidiary.

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


OTHER EXPENSE/INCOME

    Other expenses increased to $4.8 million from $1.1 million in 1997. The increase in interest expense of $1.5 million during the year resulted from long-term debt incurred to finance the acquisitions of mPm S.r.l. and SST. The Company also recorded $1.7 million for additional expenses for environmental assessment and remediation costs and $.6 million due to the negative impact of foreign exchange related to the acquisition of SST.


22         WOODHEAD INDUSTRIES, INC.

NET INCOME

    Net income of $3.9 million was $8.4 million or 68 percent less than in 1997. The decrease primarily resulted from the amortization, interest expense, and additional charges recorded in conjunction with the new acquisitions in 1998. The impairment of long-lived asset charge and the accrual for environmental cleanup also contributed to the significant decrease in net income. The Company's effective tax rate increased from 39.6 percent to 40.1 percent.


FINANCIAL POSITION

    Working capital decreased to $31.3 million from $31.7 million 1997. Total assets increased by $66.9 million to $155.9 million from $89.0 million in 1997. This increase in total assets, working capital, and the addition of $53.0 million in long-term debt in 1998 were attributable to the new acquisitions.


FORWARD-LOOKING STATEMENTS

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





COMMON STOCK PRICE RANGE BY QUARTER

    The Company's common stock trades on the NASDAQ Stock Market under the symbol WDHD. The daily quotations as reported by NASDAQ are published in the Wall Street Journal and other leading financial publications. The range in the market price per share of the stock and dividends paid during the past two years were as follows:

                 Price (Amounts in Dollars)                            Price (Amounts in Dollars)
------------------------------------------------      ------------------------------------------------
FY 1999        High          Low       Dividend       FY 1998        High          Low       Dividend
------------------------------------------------      ------------------------------------------------
1st          15 1/2        9 7/8         $0.09        1st          21 1/2       17 1/8         $0.09
2nd              13        9 1/4         $0.09        2nd          19 3/4       17 3/8         $0.09
3rd          15 3/8      9 11/16         $0.09        3rd              20       13 7/8         $0.09
4th         12 7/16      9 23/32         $0.09        4th              16        8 1/8         $0.09
------------------------------------------------      ------------------------------------------------


23   WOODHEAD INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

As of October 2, 1999 and October 3, 1998.

(Amounts in thousands)

                                                                                          1999             1998
----------------------------------------------------------------------------------------------------------------
ASSETS

Current Assets:

    Cash and short-term securities                                                    $  1,425         $  2,923

    Accounts receivable, less allowances of $1,439 in 1999 and $1,089 in 1998           29,276           26,792

    Refundable income taxes (Note 3)                                                     1,109              795

    Inventories (Note 1)                                                                24,099           19,431

    Deferred taxes and other prepaid expenses (Note 3)                                   7,171            7,695
----------------------------------------------------------------------------------------------------------------
        Total current assets                                                          $ 63,080         $ 57,636
----------------------------------------------------------------------------------------------------------------
Deferred income taxes and other assets (Note 3)                                       $  3,315         $  2,324
----------------------------------------------------------------------------------------------------------------
Property, plant and equipment (Note 1)                                                $121,281         $114,076

    Less: Accumulated depreciation                                                      56,836           48,792
----------------------------------------------------------------------------------------------------------------
        Net property, plant and equipment                                             $ 64,445         $ 65,284
----------------------------------------------------------------------------------------------------------------
Goodwill (Notes 1 and 10)                                                             $ 26,801         $ 30,697
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                          $157,641         $155,941
----------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' INVESTMENT

Current Liabilities:

    Notes payable                                                                     $    125         $      -

    Accounts payable                                                                     8,564            7,828

    Accrued expenses                                                                    14,524           17,656

    Income taxes payable                                                                 1,580              837

    Portion of long-term debt payable within one year (Note 2)                               -                -
----------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                     $ 24,793         $ 26,321
----------------------------------------------------------------------------------------------------------------
Other liabilities                                                                     $  3,274         $  2,070
----------------------------------------------------------------------------------------------------------------
Deferred income taxes (Note 3)                                                        $      -         $      -
----------------------------------------------------------------------------------------------------------------
Long-term debt, less portion payable within one year shown above (Note 2)             $ 47,120         $ 53,000
----------------------------------------------------------------------------------------------------------------
Stockholders' investment (Notes 1,2,5, and 10):

    Preferred stock                                                                   $      -         $      -

    Common stock at par, (Shares issued- 11,237 in 1999 and 11,032 in 1998)             11,237           11,032

    Additional paid-in capital                                                          11,230            9,276

    Deferred stock compensation                                                           (315)               -

    Accumulated other comprehensive income                                              (2,117)          (1,276)

    Retained earnings                                                                   62,419           55,518
----------------------------------------------------------------------------------------------------------------
        Total stockholders' investment                                                $ 82,454         $ 74,550
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT                                        $157,641         $155,941
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


24   WOODHEAD INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended October 2, 1999, October 3, 1998, and September 27, 1997.

(Amounts in thousands, except per share data)

                                                                    1999             1998             1997
-----------------------------------------------------------------------------------------------------------
Net sales                                                       $168,696         $147,560         $136,886
-----------------------------------------------------------------------------------------------------------
Cost of sales                                                     95,615           84,002           74,914
-----------------------------------------------------------------------------------------------------------
    Gross profit                                                $ 73,081         $ 63,558         $ 61,972

        Percent of net sales                                       43.3%            43.1%            45.3%
-----------------------------------------------------------------------------------------------------------
Operating expenses:

    Engineering and product development (Notes 1 and 10)        $  6,169         $  9,695         $  3,025

    Marketing and sales                                           26,392           23,319           22,811

    General and administrative                                    20,132           15,765           14,677
-----------------------------------------------------------------------------------------------------------
    Total operating expenses                                    $ 52,693         $ 48,779         $ 40,513

        Percent of net sales                                       31.2%            33.1%            29.6%
-----------------------------------------------------------------------------------------------------------
Impairment of long-lived assets (Note 1)                        $      -         $  3,408         $      -

Income from operations                                          $ 20,388         $ 11,371         $ 21,459

    Percent of net sales                                           12.1%             7.7%            15.7%
-----------------------------------------------------------------------------------------------------------
Other expenses (income):

    Interest expense (income)                                   $  3,429         $  1,187         $   (290)

    Other, net                                                      (193)           3,621            1,424
-----------------------------------------------------------------------------------------------------------
         Net other expenses                                     $  3,236         $  4,808         $  1,134
-----------------------------------------------------------------------------------------------------------
Income before income taxes                                      $ 17,152         $  6,563         $ 20,325

    Percent of net sales                                           10.2%             4.4%            14.8%

Provision for income taxes (Note 3)                                6,258            2,633            8,045
-----------------------------------------------------------------------------------------------------------
Net income                                                      $ 10,894         $  3,930         $ 12,280

    Percent of net sales                                            6.5%             2.7%             9.0%
-----------------------------------------------------------------------------------------------------------
Earnings per share (Note 1)

     Basic                                                      $    .98         $    .37         $   1.17

     Diluted                                                    $    .96         $    .35         $   1.10
-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


25   WOODHEAD INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

For the years ended October 2, 1999, October 3, 1998, and September 27, 1997.

(Amounts in thousands, except per share data)

                                                                                      Accumulated
                                                       Additional       Deferred            Other                          Total
                                             Common       Paid-in          Stock    Comprehensive      Retained    Stockholders'
                                              Stock       Capital   Compensation           Income      Earnings       Investment
---------------------------------------------------------------------------------------------------------------------------------
Balance September 28, 1996                  $10,419       $ 1,571              -          $  (616)      $46,503          $57,877
    Net income for the year                       -             -              -                -        12,280           12,280
    Translation adjustment                        -             -              -             (871)            -             (871)
    Cash dividends, $.32 per share                -             -              -                -        (3,347)          (3,347)
    Stock option plans                          122         1,194              -                -             -            1,316
---------------------------------------------------------------------------------------------------------------------------------
Balance September 27, 1997                  $10,541       $ 2,765              -          $(1,487)      $55,436          $67,255
    Net income for the year                       -             -              -                -         3,930            3,930
    Translation adjustment                        -             -              -              211             -              211
    Cash dividends, $.36 per share                -             -              -                -        (3,848)          (3,848)
    Stock option plans                           91           911              -                -             -            1,002
    Common stock issued for acquisition         400         5,600              -                -             -            6,000
---------------------------------------------------------------------------------------------------------------------------------
Balance October 3, 1998                     $11,032       $ 9,276              -          $(1,276)      $55,518          $74,550
    Net income for the year                       -             -              -                -        10,894           10,894
    Translation adjustment                        -             -              -             (841)            -             (841)
    Cash dividends, $.36 per share                -             -              -                -        (3,993)          (3,993)
    Stock option plans                          205         1,954           (315)               -             -            1,844
---------------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 2, 1999                     $11,237       $11,230         $ (315)         $(2,117)      $62,419          $82,454
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended October 2, 1999, October 3, 1998, and September 27, 1997.

(Amounts in thousands)

                                                                                            1999            1998            1997
---------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                               $10,894          $3,930         $12,280

Other comprehensive Income:

    Accumulated foreign currency translation
        adjustment, before tax                                                              (841)            211            (871)

    Income tax (expense) benefit related to
        other comprehensive income                                                             -               -               -
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income, net of tax                                                         $10,053          $4,141         $11,409
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


26   WOODHEAD INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended October 2, 1999, October 3, 1998, and September 27, 1997.

(Amounts in thousands)

                                                                     1999            1998            1997
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income for the year                                      $ 10,894        $  3,930        $ 12,280
---------------------------------------------------------------------------------------------------------
    Adjustments to reconcile net income to net
        cash flows from operating activities:

    Depreciation and amortization                                  10,277           6,598           4,809

    Fair value of research & development costs acquired                 -           5,971               -

    (Increase) Decrease in:

        Accounts receivable                                        (2,484)         (2,465)         (1,274)

        Inventories                                                (4,668)             42          (5,360)

        Prepaid expenses                                              524          (2,437)            462

        Deferred income taxes and other assets                     (1,008)         (2,346)            (62)

    (Decrease) Increase in:

        Accounts payable                                              736             527             303

        Accrued expenses                                           (3,132)          4,197           1,787

        Other liabilities                                           1,204               -               -

        Income taxes payable                                          429            (681)         (1,090)

        Deferred income taxes                                           -          (2,015)            236
---------------------------------------------------------------------------------------------------------
Net cash flows from operating activities                         $ 12,772        $ 11,321        $ 12,091
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchases of property, plant & equipment                     $ (7,780)       $(10,107)       $(11,610)

    Payments for businesses acquired                                    -         (60,970)              -

    Retirements or sales of property, plant & equipment                 2             314              58
---------------------------------------------------------------------------------------------------------
Net cash used for investing activities                           $ (7,778)       $(70,763)       $(11,552)
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

    Increase in short-term debt                                  $    125        $      -        $      -

    (Decrease) Increase in long-term debt                          (5,880)         53,000               -

    Sales of stock                                                  1,844           1,002           1,316

    Issuance of stock related to acquisition                            -           6,000               -

    Dividend payments                                              (3,993)         (3,848)         (3,347)
---------------------------------------------------------------------------------------------------------
Net cash (used for) provided by financing activities             $ (7,904)       $ 56,154        $ (2,031)
---------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATES                                         $  1,412        $ (2,073)       $   (274)
---------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND SHORT-TERM SECURITIES        $ (1,498)       $ (5,361)       $ (1,766)

        Cash and short-term securities at beginning of year         2,923           8,284          10,050

        Cash and short-term securities at end of year            $  1,425        $  2,923        $  8,284
---------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW DATA

Cash paid during the year for:

    Interest                                                     $  3,555        $  1,204        $     45

    Income taxes                                                 $  6,344        $  7,736        $  7,906
---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


27   WOODHEAD INDUSTRIES, INC.

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except shares and per share data, in all tables)

1.    SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATION

    The consolidated financial statements include the accounts of all subsidiaries, each of which is wholly owned. Revenue is recognized when products are shipped. All material intercompany transactions have been eliminated in consolidation. The Company follows the practice of ending its fiscal year on the Saturday closest to September 30, which resulted in a 53 week period in 1998.


INVENTORIES

    The Company values its inventory at the lower of cost or market, cost being determined using the first-in first-out (FIFO) or last-in first-out (LIFO) method. The total inventories at the balance sheet dates were as follows:


                                                             1999           1998
--------------------------------------------------------------------------------
Inventories valued using FIFO                             $13,596        $ 9,896
--------------------------------------------------------------------------------
Inventories valued using LIFO

    At FIFO cost                                          $14,868        $14,585

    Less: Reserve to reduce to LIFO                         4,365          5,050

LIFO inventories                                          $10,503          9,535
--------------------------------------------------------------------------------
Total Inventories                                         $24,099        $19,431
--------------------------------------------------------------------------------
Inventory composition at FIFO

    Raw materials                                         $14,801        $12,881

    Work-in-process and finished goods                     13,663         11,600
--------------------------------------------------------------------------------
Total Inventories at FIFO                                 $28,464        $24,481
--------------------------------------------------------------------------------
Had the FIFO method been used for all inventories, net income would have been $438,000 lower in 1999, $368,000 higher in 1998, and $196,000 lower in 1997.


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

Machinery and equipment                                         3 to 12 years

Dies and molds                                                  4 to 5 years

Software technology                                                9 years

Furniture and office equipment                                  3 to 10 years
--------------------------------------------------------------------------------

    The cost of property retired or otherwise disposed of is removed from the property accounts, the accumulated depreciation is removed from the related reserves, and the net gain or loss is reflected in income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments are capitalized.

The details of property, plant and equipment at the balance sheet dates were as follows:

                                                             1999           1998
--------------------------------------------------------------------------------
Land                                                     $  2,996       $  2,538

Buildings and improvements                                 23,505         23,320

Machinery and equipment                                    24,588         22,786

Dies and molds                                             23,754         22,137

Software technology                                        26,784         25,540

Furniture and office equipment                             19,654         17,755
--------------------------------------------------------------------------------
Total                                                    $121,281       $114,076
--------------------------------------------------------------------------------


28   WOODHEAD INDUSTRIES, INC.

FINANCIAL INSTRUMENTS

     The Company uses financial instruments to selectively hedge and thereby attempts to reduce its overall exposure to the effects of foreign currency fluctuations. The Company does not use derivative financial instruments for speculative purposes. The Company uses foreign currency forward and swap contracts to hedge a portion of the currency risks of transactions denominated in foreign currencies. Gains and losses on these foreign currency hedges are generally offset by corresponding losses and gains on the underlying transactions.

     In 1998 the Company entered into a foreign currency swap agreement with an AA-rated counterparty to hedge a portion of its investment in its Italian subsidiary. Under the terms of the agreement, the Company will swap 35.52 billion Lire for $20.0 million U.S. Dollars amortized over 8 years. In addition, the contract provides for the Company to make annual interest payments at 6.50% on the outstanding Lire balance, while receiving 7.43% on the outstanding Dollar balance. Due to the fact that this contract is an effective hedge of an investment in a foreign entity, any gain or loss on the contract is recorded directly to accumulated other comprehensive income in stockholders' equity.


SOFTWARE

     Costs related to the conceptual formulation and design of programs are normally expensed as research and development. In the fourth quarter of fiscal 1998 the Company acquired the business and certain assets of SST including software technology which is being amortized over nine years. During fiscal 1999 software amortization was $2,997,000. As of October 2, 1999, $23,314,000 remains as capitalized software technology. During fiscal 1998 software amortization was $473,000, and as of October 3, 1998, $25,076,000 remained as capitalized software technology.


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


FOREIGN CURRENCY TRANSLATION

    Assets and liabilities of foreign subsidiaries (except the Mexican subsidiary, whose functional currency is the U.S. Dollar) are translated into U.S. Dollars at fiscal year-end exchange rates, and income statement accounts are translated at weighted-average rates during the year. Unrealized currency translation adjustments in the consolidated balance sheets are recorded to accumulated other comprehensive income in shareholders' equity. The financial statements of the Company's Mexican operations are translated into U.S. Dollars using both current and historical exchange rates, with translation gains and losses included in net income.


29   WOODHEAD INDUSTRIES, INC.

EARNINGS PER SHARE

    In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128: "Earnings Per Share", which was adopted by the Company in the first quarter of fiscal 1998. The earnings per share (EPS) information in prior periods has been restated to conform to such presentation. Basic EPS excludes dilution and is computed by dividing net income available for common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted.

                                                        1999      1998      1997
--------------------------------------------------------------------------------
Net Income                                           $10,894   $ 3,930   $12,280
--------------------------------------------------------------------------------
Earnings per share

    Basic                                            $  0.98   $  0.37   $  1.17

    Diluted                                          $  0.96   $  0.35   $  1.10
--------------------------------------------------------------------------------
Weighted-average number of shares
outstanding used for basic earnings
per share, in thousands                               11,101    10,653    10,466
--------------------------------------------------------------------------------
Dilutive common stock options, in thousands              271       548       701
--------------------------------------------------------------------------------
Weighted-average number of shares
outstanding, plus dilutive common
stock options, in thousands                           11,372    11,201    11,167
--------------------------------------------------------------------------------
Outstanding common stock options having
no dilutive effect, in thousands                         560       145         -
--------------------------------------------------------------------------------


CASH FLOWS

    For purposes of reporting cash flows, cash on hand and short-term securities are combined. Short-term securities may include certificates of deposit, Euro-dollars and commercial paper which have an original maturity of three months or less in order to be considered short-term for cash flows.


USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.


NEW ACCOUNTING RULES

    Statement of Position 98-1: "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" was issued in March 1998. The statement provides guidance on accounting for the cost of computer software developed or obtained for internal use. Adoption of this standard is scheduled for fiscal year 2000. Adoption of this standard is not expected to have a material impact on the financial statements.

     Statement of Position 98-5: "Reporting on the Costs of Start-Up Activities" was issued in April 1998. This statement provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. Adoption of the new standard is scheduled for fiscal year 2000. Adoption of this standard is not expected to have a material impact on the financial statements.

     SFAS No. 133: "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998. This statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Company is evaluating this new pronouncement to determine its impact upon current reporting. Adoption of the new standard is scheduled for the first quarter of fiscal year 2001.


30   WOODHEAD INDUSTRIES, INC.

2.    LONG-TERM DEBT AND SHORT-TERM BORROWING

Long-term debt consisted of the following:

                                                                      1999             1998            1997
------------------------------------------------------------------------------------------------------------
Bank Revolving Credit Agreements                                   $ 2,120          $ 8,000           $   -

6.64% Notes, Due September 30th, annually, 2002-2008                30,000           30,000

6.81% Notes, Due September 30th, annually, 2004-2013                15,000           15,000
------------------------------------------------------------------------------------------------------------
Total                                                              $47,120          $53,000           $   -
------------------------------------------------------------------------------------------------------------
Less: Portion of long-term debt payable within one year                  -                -               -
------------------------------------------------------------------------------------------------------------
Net long-term debt                                                 $47,120          $53,000           $   -
------------------------------------------------------------------------------------------------------------

The future maturities of the long-term debt are summarized as follows:

2001.........................................................................$ 2,120
2003.........................................................................$ 4,200
2004.........................................................................$ 5,700
2005 and thereafter..........................................................$35,100

The Company has Revolving Credit Agreements (the "Agreements") with a bank that provides for borrowings of up to $25,000,000 at the bank's prime or offered rate. These Agreements expire on February 28, 2001. The average amount owed to the bank was $7,558,000 in 1999, $19,947,000 in 1998, and $0 in 1997, at
weighted average interest rates of 5.84%, 6.18%, and 0.0%, respectively. In September 1998, the Company issued $30 million and $15 million of Senior Guaranteed Notes at 6.64% and 6.81% per annum beginning to mature in 2002 and 2004 continuing through 2008 and 2013, respectively. The proceeds from these financings were used to refinance bank borrowings related to the acquisitions of mPm S.r.l. and SST. Under the various funding arrangements the Company is required, among other things, to maintain consolidated net worth, as defined, of not less than $61,724,000, and a debt to EBITDA ratio of not more than 2.5 to 1. In addition, there are certain restrictions on the creation or assumption of any lien or security interest upon any of its assets. The Company is in compliance with all the provisions of its funding arrangements.

    Short-term borrowing averaged $64,000 in 1999, $10,000 in 1998, and $19,000 in 1997, at weighted average interest rates of 5.5%, 6.5%, and 7.7%, respectively.

3.    INCOME TAXES

The provision for income taxes for 1999, 1998, and 1997 consisted of the following:

                                                                     1999              1998            1997
------------------------------------------------------------------------------------------------------------
U. S. federal income tax                                           $4,968           $ 3,064          $5,257

State income taxes                                                    514             1,010           1,191

Foreign income taxes                                                  776            (1,441)          1,597
------------------------------------------------------------------------------------------------------------
    Total                                                          $6,258           $ 2,633          $8,045
------------------------------------------------------------------------------------------------------------
Current provision                                                  $6,750           $ 7,339          $8,505

Deferred provision                                                   (492)           (4,706)           (460)
------------------------------------------------------------------------------------------------------------
    Total                                                          $6,258           $ 2,633          $8,045
------------------------------------------------------------------------------------------------------------

A reconciliation of the federal statutory rate to the effective tax rate is as follows:

                                                                     1999              1998            1997
------------------------------------------------------------------------------------------------------------
Federal statutory rate                                              34.0%             34.0%           34.0%

State income taxes, net of federal benefit                            2.0               3.4             3.9

Difference between U.S. and foreign rates                              .7              (7.0)            1.4

Benefit of state loss carryforward that may not be realized             -               3.9               -

Other, net                                                            (.2)              5.8              .3
------------------------------------------------------------------------------------------------------------
Total                                                               36.5%             40.1%           39.6%
------------------------------------------------------------------------------------------------------------


31   WOODHEAD INDUSTRIES, INC.

The components of income before income taxes consisted of the following:

                                                                   1999              1998             1997
-----------------------------------------------------------------------------------------------------------
Domestic                                                        $15,234           $ 9,449          $16,445

Foreign                                                           1,918            (2,886)           3,880
-----------------------------------------------------------------------------------------------------------
    Total                                                       $17,152           $ 6,563          $20,325
-----------------------------------------------------------------------------------------------------------

The components of the deferred tax provisions are:

                                                                   1999              1998             1997
-----------------------------------------------------------------------------------------------------------
Excess of tax over book depreciation
    and amortization (book over tax)                            $   143           $    71          $   (19)

Excess of book loss on disposal of property                          (7)              (16)              (4)

Write-off of purchased research and development                       -            (2,625)               -

Write-off of impaired long-lived assets                               -            (1,363)               -

Accounts receivable reserves                                       (108)              (21)             (83)

Inventory reserves                                                 (289)               50              (89)

Litigation reserves                                                  14               (15)              58

Environmental reserves                                             (100)             (573)              77

Employee benefit reserves                                          (118)             (211)            (330)

Other reserves                                                      (27)               (3)             (70)
-----------------------------------------------------------------------------------------------------------
    Total                                                       $  (492)          $(4,706)         $   460
-----------------------------------------------------------------------------------------------------------

The significant deferred tax assets and liabilities at October 2, 1999, October 3, 1998, and September 27, 1997, were as follows:

                                                                   1999              1998             1997
-----------------------------------------------------------------------------------------------------------
Deferred tax liabilities

    Accelerated depreciation & amortization                     $ 2,705           $ 1,685          $ 2,015
-----------------------------------------------------------------------------------------------------------
        Total Deferred Tax Liabilities                          $ 2,705           $ 1,685          $ 2,015
-----------------------------------------------------------------------------------------------------------
Less deferred tax assets

    Write-off of purchased research and development             $ 2,745           $ 2,625          $     -

    Employee benefit reserves                                     1,657             1,516            1,330

    Write-off of impaired long-lived assets                       1,087             1,363                -

    Software amortization                                           925                 -                -

    Environmental reserves                                          858               982              538

    Inventory reserves                                              744               451              449

    Accounts receivable reserves                                    424               316              287

    Litigation reserves                                              66                80               65

    Other reserves                                                  579               596                -
-----------------------------------------------------------------------------------------------------------
        Total Deferred Tax Assets                               $ 9,085           $ 7,929          $ 2,669
-----------------------------------------------------------------------------------------------------------
    Net Deferred Tax Assets                                     $ 6,380           $ 6,244          $   654
-----------------------------------------------------------------------------------------------------------

Income taxes have not been recorded on $9.2 million in undistributed earnings of subsidiaries, either because any taxes on dividends would be offset substantially by foreign tax credits or because the Company intends to reinvest those earnings indefinitely.


32   WOODHEAD INDUSTRIES, INC.

4.    PENSION AND OTHER EMPLOYEE BENEFITS

    The Company has adopted SFAS No. 132: "Employers' Disclosures About Pensions and Other Postretirement Benefits" in fiscal year 1999.

    The Company has defined benefit, defined contribution, and government mandated plans covering eligible, non-bargaining unit employees. Pension benefits are fully vested after five years and are based upon years of service and highest five-year average compensation. It is the Company's policy to fund its pension costs by making annual contributions based upon the minimum funding provisions of the "Employee Retirement Income Security Act of 1974". The total pension expense of Company sponsored plans was $430,000 in 1999, $306,000 in 1998, and $245,000 in 1997.

Net periodic pension cost for the non-union plans for 1999, 1998, and 1997 included the following components:

                                                            1999          1998           1997
----------------------------------------------------------------------------------------------
Service cost-benefits earned during the year             $   431       $   363        $   372

Interest cost on projected benefit obligation                570           512            433

Expected return on plan assets                              (492)         (470)          (430)

Amortization of prior service cost                            16            16             16

Amortization of transitional asset                            (7)           (7)           (15)

Recognized actuarial(gain) or loss                            95             5            (32)
----------------------------------------------------------------------------------------------
    Total                                                $   613       $   419        $   344
----------------------------------------------------------------------------------------------

Assumptions used in accounting for the pension plans are as follows:

                                                            1999          1998           1997
----------------------------------------------------------------------------------------------
Discount rate                                               7.3%          6.8%           7.5%

Rate of increase in compensation levels                     5.6%          5.6%           5.6%

Expected long-term rate of return on assets                 7.5%          7.5%           7.5%
----------------------------------------------------------------------------------------------

The following table reconciles the plans' funded status and the amount recognized in the Company's consolidated balance sheets at October 2, 1999, October 3, 1998, and September 27, 1997, for its non-union plans:

                                                            1999          1998           1997
----------------------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                  $ 8,291       $ 6,402        $ 5,621

    Service cost                                             431           363            372

    Interest cost                                            570           512            433

    Benefits paid                                           (461)         (373)          (228)

    Actuarial(gain) or loss                                 (457)        1,387            204
----------------------------------------------------------------------------------------------
Benefit obligation at end of year                        $ 8,374       $ 8,291        $ 6,402
----------------------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at beginning of year           $ 6,419       $ 7,478        $ 6,289

    Actual return on plan assets                             866          (318)         1,157

    Employer contributions                                   321           200            260

    Conversion to defined contribution plan                    -          (568)             -

    Benefits paid                                           (461)         (373)          (228)
----------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                 $ 7,145       $ 6,419        $ 7,478
----------------------------------------------------------------------------------------------
Reconciliation of funded status
    Under (Over) funded status                           $ 1,229       $ 1,873        $(1,076)

    Unrecognized actuarial gain or (loss)                   (502)       (1,428)           675

    Unrecognized transition obligation                       (19)          (13)            (6)

    Unrecognized prior service cost                          (65)          (80)           (96)
----------------------------------------------------------------------------------------------
Accrued (prepaid) pension cost included
    in the consolidated balance sheets                   $   643       $   352        $  (503)
----------------------------------------------------------------------------------------------

33   WOODHEAD INDUSTRIES, INC.

Amounts recognized in the consolidated balance sheets were:

                                                   1999        1998        1997
--------------------------------------------------------------------------------
Prepaid benefit cost                             $ (279)     $ (374)     $ (986)

Accrued benefit liability                           922         726         483
--------------------------------------------------------------------------------
Accrued (prepaid) pension cost included
    in the consolidated balance sheets           $  643      $  352      $ (503)
--------------------------------------------------------------------------------

    In fiscal 1990, a supplemental retirement benefit plan was approved for certain key executive officers which will provide supplemental payments upon retirement, disability, or death. The obligations are not funded apart from the Company's general assets. The accumulated benefit obligation and fair value of plan assets for the plan with accumulated benefit obligations in excess of plan assets were $624,000 and $0, respectively, as of October 2, 1999; $388,000 and $0, respectively, as of October 3, 1998; and $315,000 and $0, respectively, as of September 27, 1997. The Company charged to expense $218,000 in 1999, $162,000 in 1998, and $135,000 in 1997, under the plan.

    Most of the Company's union employees are covered by union-sponsored, collectively-bargained, multi-employer pension plans. The Company contributed and charged to expense $191,000 in 1999, $199,000 in 1998, and $181,000 in 1997,
for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of man-hours worked. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded vested benefits.

    The annual profit sharing contributions which are the lesser of (a) a percentage of income as defined in the plans, or (b) 15% of the aggregate compensation paid to participants during the year were $1,003,000 in 1999, $834,000 in 1998, and $1,009,000 in 1997.

    The Company makes matching contributions of 50% of employees' contributions up to 4% of compensation. Matching contributions were $243,000 in 1999, $261,000 in 1998, and $232,000 in 1997.

    Plan assets of Company-sponsored plans are invested primarily in common stocks, corporate bonds, and government securities. Although the Company has a right to improve, change, or terminate the plans, they are intended to be permanent.


OTHER POSTRETIREMENT BENEFITS

    The Company provides an optional retiree medical program to a majority of its U.S. salaried and non-union retirees. All retirees are required to contribute to the cost of their coverage. These postretirement benefits are unfunded.

In fiscal years 1999, 1998, and 1997, the components of cost of these postretirement benefits, principally healthcare, were as follows:


                                                 1999         1998         1997
--------------------------------------------------------------------------------
Service Cost                                   $   85       $   69       $   64

Interest Cost                                     140          128          111

Amortization of transition obligation              55           55           55

Amortization of loss                               17            1            -
--------------------------------------------------------------------------------
    Total                                      $  297       $  253       $  230
--------------------------------------------------------------------------------


34   WOODHEAD INDUSTRIES, INC.

The funded status of these benefits for the fiscal years ended October 2, 1999, October 3, 1998, and September 27, 1997, were as follows:

                                                           1999           1998           1997
----------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations

    Retirees                                             $  598         $  646         $  595

    Eligible active employees                               607            608            319

    Other active employees                                  897            849            715
----------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation            $2,102         $2,103         $1,629
----------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                      -              -              -
----------------------------------------------------------------------------------------------
Underfunded status                                       $2,102         $2,103         $1,629

Unrecognized transition obligation                         (769)          (824)          (879)

Unrecognized net loss                                      (227)          (412)           (85)
----------------------------------------------------------------------------------------------
Accrued postretirement benefit cost
    included in the consolidated balance sheets          $1,106         $  867         $  665
----------------------------------------------------------------------------------------------

Assumptions used in the accounting were:

                                                           1999           1998           1997
----------------------------------------------------------------------------------------------
Discount rate                                              7.3%           6.8%           7.5%

Health care trend rate in first year                       7.0%           8.0%          10.0%

Gradually declining to a trend rate of                     6.0%           6.0%           6.0%

in the year                                                2000           2000           2000
----------------------------------------------------------------------------------------------

A one percentage point increase in the assumed health care trend would have the following effects on:

                                                           1999           1998           1997
----------------------------------------------------------------------------------------------
Aggregate of service and interest cost                   $   46         $   40         $   36

Accumulated postretirement benefit obligation            $  381         $  378         $  297
----------------------------------------------------------------------------------------------

POSTEMPLOYMENT BENEFITS

    The Company provides certain postemployment benefits to former or inactive employees after employment but before retirement. The costs associated with the Company's postemployment benefits are considered to be immaterial.


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


35   WOODHEAD INDUSTRIES, INC.

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


6.    CONTINGENT LIABILITIES

    The Company is subject to federal and state hazardous substance cleanup laws that impose liability for the costs of cleaning up contamination resulting from past spills, disposal or other releases of hazardous substances. In this regard, the Company has incurred, and expects to incur, assessment, remediation and related costs at one of the Company's facilities. In 1991, the Company reported to state regulators a release at that site from an underground storage tank ("UST"). The UST and certain contaminated soil subsequently were removed and disposed of at an off-site disposal facility. The Company's independent environmental consultant has been conducting an investigation of soil and groundwater at the site with oversight by the state Department of Environmental Quality ("DEQ"). The investigation indicates that additional soil and groundwater at the site have been impaired by chlorinated solvents, including tetrachloroethane and trichloroethylene, and other compounds. Also, the Company learned that a portion of the site had been used as a disposal area by the previous owners of the site. The Company's consultant has remediated the soils in this area but believes that it is a major source of contamination of groundwater, both on-site and off-site. In addition, the investigation of the site indicates that the groundwater contaminants have migrated off-site. The Company has implemented a groundwater remediation system for the on-site contamination. The Company continues to monitor and analyze conditions to determine the continued efficacy of this system. The Company also continues to analyze remedial alternatives for the off-site groundwater contamination and is reviewing these alternatives with the DEQ. The Company continues to investigate the extent of other sources of contamination in addition to the removed UST and the above-referenced disposal area, including possible evidence of past or current releases by others in the vicinity around the Company's facilities.

    The Company's consultant estimates that a minimum of approximately $1,659,000 of investigation and remediation expenses remain to be incurred, both on-site and off-site. The Company has a reserve for such purposes. The Company has filed a complaint in federal district court seeking contribution from the previous owners of the site for the cost of the investigation and remediation of the site. Also, the Company is evaluating similar claims against various insurers. The consultant's cost estimate was based on a review of currently available data and assumptions concerning the extent of contamination, geological conditions, and the costs and effectiveness of certain treatment technologies. The cost estimate continues to be subject to substantial uncertainty because of the extent of the contamination area, the variety and nature of geological conditions throughout the contamination area, changes in remediation technology, and ongoing DEQ feedback. The Company is continuing to monitor the conditions at the site and will adjust its reserve if necessary. The Company may incur significant additional assessment, remediation and related costs at the site, and such costs could materially and adversely affect the Company's consolidated net income for the period in which such costs are incurred. At this time, the Company, however, cannot estimate the time or potential magnitude of such costs, if any.


36   WOODHEAD INDUSTRIES, INC.

7. STOCK OPTION PLANS

Under the Company's stock option plans, options to purchase common shares may be granted to directors, officers, and key employees at a price not less than the market value at date of grant. The maximum term of options granted is ten years. As of October 2, 1999, 1,391,230 unissued common shares were reserved under all stock option plans which include 109,200 shares available for future grants. The following grants were outstanding and exercisable:


Fiscal Year                           Number of     Option Price      Expiration
of Grant                                 Shares        per Share            Date
--------------------------------------------------------------------------------
1990                                     39,600             4.75            2000

1991                                    118,480             4.25            2001

1992                                    108,900             5.17            2002

1993                                    184,850             7.17            2003

1994                                     97,200            10.33            2004

1995                                    113,850             9.33            2005

1996                                    118,950            14.31            2006

1997                                    129,700      13.19-15.81            2007

1998                                    143,050      18.94-20.38            2008

1999                                    227,450      10.31-15.25            2009
--------------------------------------------------------------------------------
    Total                             1,282,030
--------------------------------------------------------------------------------

The following table summarizes the options granted, exercised, expired, and forfeited during the last three fiscal years:

                                                         Number of Shares
                                           -------------------------------------
                    Option Price per Share         1999         1998        1997
--------------------------------------------------------------------------------
Beginning of year                             1,244,250    1,191,417   1,171,150
--------------------------------------------------------------------------------
Granted                    $   10.31-20.38      237,900      151,150     147,900

Exercised                       3.17-14.31      174,270       92,467     122,233

Expired                              10.33        6,750            -           -

Forfeited                  $   13.31-20.38       19,100        5,850       5,400
--------------------------------------------------------------------------------
End of year                                   1,282,030    1,244,250   1,191,417
--------------------------------------------------------------------------------

Subsequent to October 2, 1999, stock options were granted for 109,400 shares at an average price of $10.31 per share.

The Company applies Accounting Principles Board Opinion No. 25: "Accounting for Stock Issued to Employees" and related interpretations in accounting for the plans. Accordingly, no compensation expense has been recognized for the stock option plans. The Company has adopted the disclosure-only provisions of SFAS No. 123: "Accounting for Stock-Based Compensation". If the Company had elected to recognize compensation costs based on the fair value of the awards at the date of grant, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                    1999       1998         1997
--------------------------------------------------------------------------------
Net Income

  As reported                                    $10,894     $ 3,930     $12,280

  Pro forma                                      $10,279     $ 3,244     $11,802
--------------------------------------------------------------------------------
Earnings Per Share, diluted

  As reported                                    $  0.96     $  0.35     $  1.10

  Pro forma                                      $  0.90     $  0.29     $  1.06
--------------------------------------------------------------------------------

The pro forma effect on net income may not be representative of the pro forma effect on net income of future years.


37   WOODHEAD INDUSTRIES, INC.

The Company has ten-year and five-year options. Options granted to outside directors and employees vest six months and twelve months, respectively, after grant date. For disclosure purposes, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants:

                                                                               1999           1998           1997
-----------------------------------------------------------------------------------------------------------------
Expected volatility                                                          30.76%         26.70%         27.85%

Risk-free interest rate                                                       5.15%          6.14%          6.46%

Expected life in years                                                         7.56           6.63           7.27

Dividend yield                                                                2.63%          1.77%          2.08%

Weighted fair market value                                                  $  4.52        $  6.91        $  4.73
-----------------------------------------------------------------------------------------------------------------
Total value of options granted                                              $ 1,029        $ 1,004        $   675
-----------------------------------------------------------------------------------------------------------------


8.    SEGMENT AND GEOGRAPHIC DATA

Effective October 4, 1998, the Company adopted SFAS No. 131: "Disclosures about Segments of an Enterprise and Related Information". This statement requires that public business enterprises report certain financial information in a similar manner as reported to the chief operating decision maker of the company for the purpose of evaluating performance and allocating resources to the various operating segments. The Company has identified the Chief Executive Officer as the chief operating decision maker. The Company's operating segments are based on the organization of business groups comprised of similar products and services. The Company's Industrial Communications and Connectivity Products segment's revenues are primarily derived from sales of molded connectors, interface cards, and field-attachable connectors. The Company's Electrical Safety & Specialty Products segment's revenues are primarily derived from sales of electrical wiring devices, portable lighting, material handling products, and mobile electrification products. The Company sells its products through distributors and system integrators as well as directly to OEM customers. Sales between segments were not significant. Certain corporate expenses, primarily those related to the overall management of the Company, were not allocated to the segments or geographic areas. Corporate assets are primarily investments in subsidiaries. Sales in geographic areas are determined by location of producing facility. No single customer accounted for 10 percent or more of total revenue. Sales in foreign countries, other than in Canada in 1999, do not meet minimum disclosure requirements.

                                                Net Sales                           Income from Operations
                                  ----------------------------------        -------------------------------------
                                      1999         1998         1997            1999         1998           1997
--------------------------------------------------------------------        -------------------------------------
Industrial Communications
    and Connectivity Products     $102,056      $78,768      $68,635         $10,341      $ 9,659        $ 9,629

Electrical Safety &
    Specialty Products              66,640       68,792       68,251          11,746       11,884         12,628

Corporate and Other                                                           (1,699)        (793)          (798)

Unusual                                                                            -       (9,379)             -
--------------------------------------------------------------------        -------------------------------------
Total                             $168,696     $147,560     $136,886         $20,388      $11,371        $21,459
--------------------------------------------------------------------        -------------------------------------

                                        Total Assets                             Depreciation and Amortization
                                  ---------------------                     -------------------------------------
                                      1999         1998                         1999         1998           1997
-------------------------------------------------------                     -------------------------------------
Industrial Communications
    and Connectivity Products     $120,972     $110,716                      $ 7,711      $ 4,119        $ 2,465

Electrical Safety &
    Specialty Products              34,431       36,424                        2,417        2,365          2,266

Corporate and Other                  2,238        8,801                          149          114             78
-------------------------------------------------------                     -------------------------------------
Total                             $157,641     $155,941                      $10,277      $ 6,598        $ 4,809
-------------------------------------------------------                     -------------------------------------


38   WOODHEAD INDUSTRIES, INC.

----------------------------------------------------------------------------------------------------
Reconciliation of income from operations to net income         1999            1998            1997
----------------------------------------------------------------------------------------------------
Income from operations                                      $20,388         $11,371         $21,459

Less: Interest income (expense), net                         (3,429)         (1,187)            290

    Other income (expense), net                                 193          (3,621)         (1,424)

    Income taxes                                             (6,258)         (2,633)         (8,045)
----------------------------------------------------------------------------------------------------
Net income                                                  $10,894         $ 3,930         $12,280
----------------------------------------------------------------------------------------------------

The unusual charges in 1998 were related to the Industrial Communications and Connectivity Products segment, and included a $5,971,000 write-off of in-process research and development, and a $3,408,000 charge for impairment of goodwill.


GEOGRAPHIC DATA

                                      Net Sales                          Total Assets
                      -----------------------------------         ----------------------
                           1999         1998         1997              1999         1998
---------------------------------------------------------         ----------------------
United States           $99,116      $97,884      $99,658           $58,447      $57,119

Canada                   21,851                                      39,140       35,753

Italy                                                                34,888       38,440

All other countries      47,729       49,676       37,228            25,166       24,629
---------------------------------------------------------         ----------------------
Total                  $168,696     $147,560     $136,886          $157,641     $155,941
---------------------------------------------------------         ----------------------


9.    SUMMARY OF QUARTERLY DATA (UNAUDITED)

The following is a summary of quarterly data for 1999, 1998, and 1997.

                                                                                 Basic      Diluted
                                               Net       Gross        Net     Earnings     Earnings
                                             Sales      Profit     Income    Per Share    Per Share
----------------------------------------------------------------------------------------------------
1999
FIRST QUARTER                             $ 38,836     $16,480    $ 2,353       $  .21        $ .21

SECOND QUARTER                              44,468      19,483      2,914          .26          .26

THIRD QUARTER                               43,190      18,554      2,231          .20          .20

FOURTH QUARTER                              42,202      18,564      3,396          .30          .30
----------------------------------------------------------------------------------------------------
TOTAL                                     $168,696     $73,081    $10,894       $  .98        $ .96
----------------------------------------------------------------------------------------------------
1998
First Quarter                             $ 34,350     $14,970    $ 2,808       $  .27        $ .25

Second Quarter                              36,042      16,070      3,320          .31          .30

Third Quarter                               37,568      16,040      2,820          .27          .25

Fourth Quarter                              39,600      16,478     (5,018)        (.46)        (.45)
----------------------------------------------------------------------------------------------------
Total                                     $147,560   $  63,558    $ 3,930       $  .37        $ .35
----------------------------------------------------------------------------------------------------
1997
First Quarter                             $ 32,163     $14,356    $ 2,604       $  .25        $ .24

Second Quarter                              35,503      16,009      3,087          .30          .28

Third Quarter                               35,495      15,914      3,181          .30          .29

Fourth Quarter                              33,725      15,693      3,408          .32          .30
----------------------------------------------------------------------------------------------------
Total                                     $136,886     $61,972    $12,280       $ 1.17        $1.10
----------------------------------------------------------------------------------------------------


39   WOODHEAD INDUSTRIES, INC.

10.   ACQUISITIONS

    During 1998 the Company made the following acquisitions. Both were accounted for using the purchase method of accounting. The Company has classified as intangible assets the costs in excess of the fair value of the net assets of companies acquired. The operating results of these acquired businesses have been included in the Consolidated Statements of Income from the dates of acquisition.

    In February 1998, the Company acquired all of the outstanding capital stock of mPm S.p.A. and mPm Group S.p.A. ("mPm") and certain assets of mPm's subsidiaries for approximately $29,900,000 plus acquisition costs. mPm is a leading manufacturer of molded and field-attachable DIN connectors. The purchase of mPm was financed from existing cash on hand combined with proceeds from the Company's existing credit facility (See Note 2, Long-Term Debt). As a result of the acquisition, $21,726,000 in goodwill was recorded by the Company and will be amortized over a period of 20 years.

    In July 1998, the Company acquired the business and certain of the assets of the SST division of S-S Technologies, Inc. ("SST") for approximately $34,200,000 plus acquisition costs. SST is a leader in communication technology, selling interface cards, gateways, and related software for connecting devices and controllers to industrial automation networks. The purchase of SST was financed from the issuance of 400,000 shares of Woodhead Industries, Inc. common stock along with the net proceeds from an additional credit facility from the Company's bank (See Note 2, Long-Term Debt). As a result of the acquisition, $966,000 of goodwill was recorded by the Company and will be amortized over a period of 15 years. Acquired in-process research and development of $5,971,000 was charged to expense in the fourth quarter of fiscal 1998.

    As the Company's fiscal 1998 financial statements include only two months of SST and seven months of mPm operations, the following selected unaudited pro forma information is being provided to present a summary of the combined results of the acquired companies as if the acquisitions had occurred as of the first day of fiscal 1998 and 1997, giving effect to purchase accounting adjustments.


For the years ended October 3, 1998 and September 27, 1997 (Unaudited)

                                                          1998             1997
-------------------------------------------------------------------------------
Sales                                                 $164,264         $166,761

Net earnings                                          $  1,649         $  9,478

Basic earnings per share                              $    .15         $    .86
-------------------------------------------------------------------------------
    Diluted earnings per share                        $    .15         $    .85
-------------------------------------------------------------------------------

    The pro forma data is for informational purposes only and may not necessarily reflect the results of operations of Woodhead Industries, Inc. had mPm and SST operated as part of the Company for fiscal years 1998 and 1997. Further, the pro forma results are not intended to be a projection of future results of the combined companies.


11.   LEASES

    Future minimum payments for all non-cancelable lease terms in excess of one year as of October 2, 1999 are $987,000, $957,000, $948,000, $716,000, $735,000,
and $1,689,000 for the years 2000, 2001, 2002, 2003, 2004, and thereafter, respectively. Total lease expense for the years ended October 2, 1999, October 3, 1998, and September 27, 1997 were $882, 000, $487,000, and $382,000 respectively.


12.   SUBSEQUENT EVENTS

    On November 18, 1999, the Company made an equity investment in Symphony Systems, which will be accounted for under the cost method. This investment in the Company's Industrial Communications and Connectivity Products segment will enable customers to provide web-based connectivity to their industrial products. The Company does not expect a material effect on its financial condition resulting from this transaction.


40   WOODHEAD INDUSTRIES, INC.