Form 10-K, Exhibit 13
period 2000-09-30
WOODHEAD INDUSTRIES INC
filed 2000-12-22
CIK 108215

EXHIBIT 13


REPORT OF MANAGEMENT


Woodhead Industries, Inc. management is responsible for the integrity of the information presented in this Annual Report, including the Company's financial statements. These statements have been prepared in conformity with U.S. Generally Accepted Accounting Principles and include, where necessary, informed estimates and judgments by management.

We maintain systems of accounting and internal controls designed to provide assurance that assets are properly accounted for as well as to insure that the financial records are reliable for preparing financial statements. The systems are augmented by qualified personnel and are reviewed on a periodic basis.

Our independent public accountants, Arthur Andersen LLP, conduct annual audits of our financial statements in accordance with U.S. Generally Accepted Auditing Standards, which include the review of internal controls for the purpose of establishing audit scope, and issue an opinion on the fairness of such financial statements.

The Audit Committee, which is composed solely of outside directors, meets periodically with management and the independent public accountants to review the manner in which they are performing their responsibilities and to discuss auditing, internal accounting controls, and financial reporting matters. The independent public accountants periodically meet alone with the Audit Committee and have free access to the Audit Committee at any time.


/s/ C. Mark DeWinter                       /s/ Philippe Lemaitre

C. Mark DeWinter                           Philippe Lemaitre
Chairman and Chief Executive Officer       President and Chief Operating Officer





REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Board of Directors and Shareholders of Woodhead Industries, Inc.:

We have audited the accompanying consolidated balance sheets of WOODHEAD INDUSTRIES, INC. (a Delaware corporation) AND SUBSIDIARIES as of September 30, 2000, and October 2, 1999, and the related consolidated statements of income, stockholders' investment, comprehensive income and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WOODHEAD INDUSTRIES, INC. AND SUBSIDIARIES as of September 30, 2000, and October 2, 1999, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Anderson LLP

Chicago, Illinois
November 14, 2000


16      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT

FINANCIAL PROFILE

(Amounts in thousands, except per share data, employees, and shareholders)

                                                           2000           1999         1998 *           1997           1996
----------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net Sales                                             $ 193,206      $ 168,696      $ 147,560      $ 136,886      $ 123,680
Cost of sales                                           111,469         95,615         84,002         74,914         68,549
Gross profit                                             81,737         73,081         63,558         61,972         55,131
   % of net sales                                          42.3%          43.3%          43.1%          45.3%          44.6%
Operating expenses                                       57,322         52,693         52,187         40,513         37,331
   % of net sales                                          29.7%          31.2%          35.4%          29.6%          30.2%
   Interest and other expenses                            3,567          3,236          4,808          1,134            968
Income before income taxes                               20,848         17,152          6,563         20,325         16,832
   % of net sales                                          10.8%          10.2%           4.4%          14.8%          13.6%
Provision for income taxes                                7,716          6,258          2,633          8,045          6,161
Net income                                               13,132         10,894          3,930         12,280         10,671
   % of net sales                                           6.8%           6.5%           2.7%           9.0%           8.6%
   % of average assets                                      8.2%           6.9%           3.2%          14.7%          14.1%
   Return on stockholders' average investment              15.4%          13.9%           5.5%          19.6%          19.7%
----------------------------------------------------------------------------------------------------------------------------
Earnings per share, diluted                           $    1.12      $    0.96      $    0.35      $    1.10      $    0.98
Dividends per share                                        0.36           0.36           0.36           0.32           0.27
Weighted average common shares outstanding,
   diluted                                               11,680         11,372         11,201         11,167         10,931
----------------------------------------------------------------------------------------------------------------------------
OTHER DATA
EBIT                                                     23,780         20,581          7,750         20,035         16,671
EBITDA                                                   34,065         30,858         14,348         24,844         21,484
Net cash flows provided by operating activities          21,917         13,128         11,691         12,091         12,764
Net cash used for investing activities                   (9,313)        (7,778)       (64,763)       (11,552)        (4,245)
Net cash (used for) provided by financing
   activities                                            (6,035)        (8,260)        49,784         (2,031)        (2,511)
Interest expense (income), net                            2,932          3,429          1,187           (290)          (161)
Depreciation and amortization                            10,285         10,277          6,598          4,809          4,813
Engineering and product development                       7,000          6,169          9,695          3,025          2,513
----------------------------------------------------------------------------------------------------------------------------
YEAR-END POSITIONS
Total assets                                          $ 162,459      $ 157,641      $ 155,941      $  88,999      $  78,385
Total liabilities                                        74,499         75,187         81,391         21,744         20,508
Working capital
         (Current assets less current liabilities)       46,310         38,287         31,315         31,727         28,321
Current ratio                                          2.8 to 1       2.5 to 1       2.2 to 1       2.6 to 1       2.5 to 1
Stockholders' investment                                 87,960         82,454         74,550         67,255         57,877
Long-term debt                                           45,000         47,120         53,000             --             --
Book value per share                                  $    7.70      $    7.34      $    6.76      $    6.38      $    5.55
Number of employees                                       1,679          1,616          1,268          1,259          1,125
Number of registered stockholders                           434            511            552            548            584
----------------------------------------------------------------------------------------------------------------------------

*1998 Net income includes $7 million ($0.62 per share) of unusual charges to expense. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 6 and 11.

 EBIT herein means Earnings Before Interest and Taxes. EBITDA herein means Earnings Before Interest, Taxes, Depreciation, and Amortization.

 Our calculations of EBIT and EBITDA may not be comparable to similarly titled measures reported by other companies.


                                                   FINANCIAL INFORMATION      17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS FOR 2000, 1999 AND 1998

We develop, manufacture and market electronic and industrial communications products, primarily serving the global automation and control market with connectivity solutions and specialty electrical products. Through our Industrial Communications and Connectivity Segment (Connectivity Segment, or Connectivity) we provide the industrial automation industry with a single worldwide source for industrial communications and connectivity solutions. Our product lines, comprised of four recognized industry-leading brands: SST(TM), Brad Harrison(R), mPm(TM), and our new Ethernet addition, RJ Lnxx(TM), make us the premier supplier of application-specific connectivity solutions. Our Electrical Safety & Specialty Segment (Electrical Segment, or Electrical) manufactures highly customized products to support enhanced safety and productivity on the factory floor. We sell our products to stocking distributors, original equipment manufacturers (OEM) and system integrators. Our direct sales force, as well as manufacturers' agencies, service our customers and promote our products to end-customers.

We have operations in nine countries outside the United States, and fluctuations in foreign currency exchange rates can significantly impact our results of operations and financial condition.


SALES

Our sales growth rate was 14.5% in fiscal 2000, 14.3% in fiscal 1999 and 7.8% in fiscal 1998.

2000 COMPARED WITH 1999

In fiscal year 2000 revenue growth was primarily driven by strong sales in our Connectivity Segment, which grew by 22.3% and accounted for 65% of total sales. This increase is principally attributable to new products introduced during the last three years, which represented approximately $33 million of sales in 2000 and compares favorably to the $10 million recorded in 1999. Additionally, the ongoing strength in major capital investments in the automotive, machine tool and material-handling industries served by our OEM customers contributed to our Connectivity growth as well.

Sales in our Electrical Segment grew by 2.6% in fiscal 2000. This rate of growth was attributable to a less favorable economic climate for infrastructure development, particularly in Europe.

Overall unit volumes grew by approximately 18%, while selling prices declined by approximately one percent, primarily due to competitive pressure.

1999 COMPARED WITH 1998

In 1999 Connectivity sales growth came primarily from the full year impact of our mPm and SST acquisitions, which had contributed only seven months, and two months, respectively, to our operations in 1998. Starting in 1999, all of our Connectivity businesses began selling SST(TM) products into their markets throughout the world, contributing to the growth of this product line. Also contributing to the growth in sales was the 10% increase of Brad Harrison(R) product sales, which was principally due to a significant increase in major capital investment in the automotive, machine tool and material handling industries served by our OEM customers.

Sales in our Electrical Segment declined by 3.1%, primarily due to a weakness in the industrial MRO markets served by this segment.

Overall sales volumes grew by approximately 15%, while selling prices declined by approximately one half of one percent.


18      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT

SALES BY REGION

In the United States, sales were $119.2 million in 2000, $99.1 million in 1999 and $97.9 million in 1998. Sales growth in fiscal 2000 was driven primarily by sales of new products introduced during the last three years, which accounted for approximately 25% of total sales.

Sales in Canada were $25.4 million in 2000, and $21.9 million in 1999. Canadian sales growth was primarily driven by a 17% increase in SST(TM) sales, as well as strong sales growth for Brad Harrison(R) products.

Sales in all other countries were $48.6 million in 2000, $47.7 million in 1999, a 2% increase.

In 1998 sales in all markets outside the United States, including Canada, were $49.7 million.

We earned approximately 33%, 37% and 33% of our revenue in foreign currencies during 2000, 1999 and 1998, respectively. Since much of our international manufacturing costs and operating expenses are also incurred in local currencies, the impact of exchange rates on reported net income is partially mitigated. In fiscal 2000 our operating results were negatively impacted by the translation impact of a weak Euro. Measured in constant 1999 Dollars, sales growth in markets outside the United States and Canada was 12.8% in 2000, as compared to the 2% growth reported.

BACKLOG

The level of backlog of unfilled orders was consistent with our sales growth, and stood at $19.2 million in 2000, $12.4 million in 1999 and $11.5 million in 1998. Connectivity products accounted for the majority of the increased backlog level in 2000.


GROSS PROFIT

Gross profit as a percent of sales was 42.3% in 2000. A shift in the sales mix in the Electrical Segment to industrial workstations, which carry lower profit margins than our other product lines, accounted for the majority of the decline in overall gross profit margins in 2000. Additionally, LIFO expense impacted gross profits unfavorably by $0.1 million in 2000.

In 1999 we had a reduction of LIFO reserve requirement, which favorably impacted our gross profit by $0.7 million. LIFO impacted 1998 gross profits unfavorably by $0.6 million due to a change in inventory mix. In 1999 net cost savings, arising from higher capacity utilization, among other factors, increased gross profits by approximately $1.5 million. These operational improvements were partially offset by selling price reductions of approximately $0.6 million.


OPERATING EXPENSES

Operating expenses as a percent of sales were 29.7% in 2000, which was an improvement over the 31.2% reported in 1999. In 2000 we created a new centralized sales management organization, which integrates the sales responsibility for our various Connectivity and Electrical brands in established market channels in North and SouthAmerica. We also added a new president for our Asia/Pacific operations to manage our overall Asian business. Both of these actions drove sales growth faster than operating expenses.

In 1999 the full year impact of operations at SST and mPm increased operating expenses by $6.2 million. This increase was almost completely offset by the absence of the $6.0 million charge for the write-off of in-process R&D in connection with 1998 acquisition of SST.


                                                   FINANCIAL INFORMATION      19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


In 1998 operating expenses, which included a $3.4 million charge for the impairment of long-lived assets, amounted to 33.1% of sales. In addition, our 1998 financial statements reflect a one-time write-off of $6.0 million for technologies under development by SST, which had not achieved technological feasibility and had no alternative future use. Those in-process research and development projects related to the development of interface cards for industrial network protocols. At the time of acquisition, we estimated that those technologies would require an additional six months of development to result in marketable products, and that the additional expense would not be material. During 2000 and 1999 we brought products arising from those research and development projects to market; we expect sales to meet projections.


SEGMENT OPERATING INCOME

Income from operations in our Connectivity Segment grew 55.6% in 2000, 7.1% in 1999 and less than one percent in 1998. The primary factors for this achievement in 2000 were our sales growth of 22.3%, the improved performance of SST and good control of operating expenses in relation to our sales growth. Income from operations in our Electrical Segment declined 4.7%, 1.2% and 5.9% in 2000, 1999 and 1998, respectively.


OTHER EXPENSE

Interest expense was $3.1 million in 2000, $3.5 million in 1999 and $1.4 million in 1998, which primarily represented interest paid on our long-term debt incurred in connection with the mPm and SST acquisitions in 1998. Interest income was earned on short-term deposits of operating cash.

Other expense primarily reflected foreign exchange losses in 2000 and foreign exchange gains in 1999. In 1998 other expense included an unusual charge of $1.7 million for expenses related to an environmental assessment and remediation matter at one of our manufacturing facilities, and approximately $1.1 million of foreign exchange losses, $0.6 million of which related to the SST acquisition.


NET INCOME

Net income was $13.1 million in 2000, $10.9 million in 1999 and $3.9 million in 1998. mPm has been accretive to net income since its acquisition. SST continued to grow and became accretive to net income in the fourth quarter of fiscal 2000.

Net income in 1998 was affected by research and development, impairment of long-lived assets, environmental and foreign exchange related expenses.

Our effective tax rates were 37.0% in 2000, 36.5% in 1999 and 40.1% in 1998. The 2000 tax rate reflects research and development tax credits in the United States as well as abroad. A state tax refund in Michigan for prior years, as well as foreign tax credits, lowered the 1999 effective tax rate.


20      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES


ASSETS

At fiscal 2000 year-end we had $8.7 million in cash and short-term investments. This increase of $7.3 million over 1999 is due to our strong operating cash flows of $21.9 million in 2000.

On November 22, 1999 we completed an equity investment in Symphony Systems, accounted for under the cost method. The $1.9 million investment is included in Other assets and was funded through cash on-hand. Symphony Systems is developing a comprehensive, open architecture solution for web-based equipment application software. Symphony products enable advanced connectivity between the factory floor manufacturing equipment and the many distributed users, providing real-time access to the information that is required to manage and optimize the equipment operations. Symphony Systems simplifies the linking of equipment with applications to securely share equipment data via the Internet.

Also included in Other assets is the fair market value of our Italian Lira swap of $3.2 million. The decline in Goodwill is a result of the weak Euro at fiscal year-end. Working capital increased to $46.3 million from $38.3 million mainly due to the increase in cash on-hand. Inventory at the end of 2000 was $1.3 million lower than at the end of 1999 and compares favorably to the sales increase of 14.5%.

We continue to invest in property and equipment, including new machinery, computer systems and facilities. On October 10, 2000, we announced a plan to build a second manufacturing facility in Juarez, Mexico to keep pace with growing demand for our Industrial Communications and Connectivity products. The current and new Juarez plants are manufacturing resources for all of our North American subsidiaries. This investment project will require approximately $6.5 million of cash in fiscal 2001, which will be financed through cash on-hand.

Our cash and short-term investments are available for strategic investments, mergers and acquisitions, and other potential cash needs that may arise. We believe that existing cash and short-term investments, together with funds generated from operations, will be sufficient to meet our operating requirements in 2001.


LIABILITIES

At fiscal 2000 year-end we had $45.0 million of long-term debt outstanding, and we had unused credit facilities that provide for additional borrowings of up to $25.0 million. For additional information on debt covenants, see Note 2 A, LONG-TERM DEBT.


CASH FLOWS

Net cash flows provided by operating activities in 2000 increased as a result of higher income from operations, reduced inventory levels and higher accrued expenses, mainly compensation related. This increase was partially offset by an increase in accounts receivable due to higher sales levels.



                                                   FINANCIAL INFORMATION      21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


In 1999 net cash flows provided by operating activities increased as a result of higher operating income, partially offset by increased accounts receivable and inventory levels due to higher sales levels. Additionally, lower accrued expenses, principally due to the lira swap, increased our cash flow from operating activities in 1999.

Net cash used for investing activities increased in 2000 due to the investment in Symphony Systems. We made no acquisitions in 1999. Net cash used for investing activities in 1998 reflect cash paid for our two acquisitions.

Net cash used for financing activities in 2000 and 1999 represent the repayment of long-term debt of $2.1 million and $5.9 million, respectively, and dividend payments to our shareholders of $4.1 million and $4.0 million, respectively. In 1998 the issuance of long-term debt provided $53.0 million required for our acquisitions. Also, we paid $3.8 million in dividends to our shareholders.


FINANCIAL INSTRUMENTS

In our global operating activities, and in the normal course of our business, we are exposed to changes in foreign currency exchange rates, which may adversely affect our results of operations and financial condition. We seek to minimize those risks through our regular operating activities and, when deemed appropriate, through the use of financial instruments. We use financial instruments to selectively hedge our foreign currency risk and do not use financial instruments for speculative purposes. For additional details on our foreign exchange exposures, see Note 2 C, DERIVATIVE FINANCIAL INSTRUMENTS.


CONTINGENT LIABILITIES AND ENVIRONMENTAL MATTERS

Our operations are subject to international, federal, state and local environmental laws and regulations. We are party to an environmental matter which obligates us to investigate, remediate or mitigate the effects on the environment of the release of certain substances at one of our manufacturing facilities. It is possible that this matter could affect cash flows and results of operations. For additional details on the environmental exposure, see Note 15, Contingent Liabilities.


FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information, so that investors can better understand a company's future prospects, and make informed investment decisions. This annual report, and other written and oral statements that we make from time to time, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements set out anticipated results based on management's plans and assumptions. We have tried, wherever possible, to identify such statements by using words such as "anticipate", "estimate", "expect", "plan", "believe", and words and terms of similar substance, in connection with any discussion of future operating or financial performance.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties, and inaccurate assumptions. In particular, such risks include statements relating to future actions, prospective products, future performance or results of current or anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, general economic and business conditions, and competition.


22      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT

International-based revenues and substantial international assets result in our exposure to currency exchange rate fluctuations. A new European currency, the Euro, was introduced in January 1999 to replace the separate currencies of eleven individual countries. We continue to evaluate the economic and operational impact of the Euro, including its impact on competition, pricing, and foreign currency exchange risks. There is no guarantee, however, that all problems have been foreseen and corrected, or that no material disruption will occur in our businesses.

Growth in costs and expenses, changes in product mix, and the impact of acquisitions, restructuring, divestitures and other unusual items, that could result from evolving business strategies, could affect future results. Changes in the U.S. tax code and the tax laws in other countries can affect our net earnings. Claims have been brought against us and our subsidiaries for various legal, environmental, and tax matters, and additional claims arise from time to time. It is possible that our cash flows and results of operations could be affected by the resolution of these contingencies.

Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

This discussion of potential risks and uncertainties is by no means complete but is designed to highlight important factors that may impact our outlook. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.


                                                   FINANCIAL INFORMATION      23

CONSOLIDATED BALANCE SHEETS
As of September 30, 2000 and October 2, 1999

(Amounts in thousands)

                                                                            2000          1999
-----------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and short-term investments                                     $   8,702     $   1,425
   Accounts receivable                                                    32,947        29,276
   Inventories                                                            22,843        24,099
   Prepaid expenses                                                        3,081         2,843
   Refundable income taxes                                                   570         1,109
   Deferred income taxes                                                   3,623         4,328
-----------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                      71,766        63,080
Property, plant and equipment, net                                        60,438        64,445
Goodwill, net                                                             21,368        26,801
Deferred income taxes                                                      3,179         2,052
Other assets                                                               5,708         1,263
-----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                           $ 162,459     $ 157,641
-----------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities
   Notes payable                                                       $      --     $     125
   Accounts payable                                                        8,896         8,564
   Accrued expenses                                                       16,417        14,524
   Income taxes payable                                                      143         1,580
-----------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                 25,456        24,793
Long-term debt                                                            45,000        47,120
Deferred income taxes                                                      1,418            --
Other liabilities                                                          2,625         3,274
-----------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                         74,499        75,187
STOCKHOLDERS' INVESTMENT
Common stock at par (shares issued: 11,418 in 2000; 11,237 in 1999)       11,418        11,237
Additional paid-in capital                                                12,360        11,230
Deferred stock compensation                                                 (241)         (315)
Accumulated other comprehensive income                                    (7,047)       (2,117)
Retained earnings                                                         71,470        62,419
-----------------------------------------------------------------------------------------------
Total stockholders' investment                                            87,960        82,454
-----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT                         $ 162,459     $ 157,641
-----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


24      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME
For the years ended September 30, 2000, October 2, 1999 and October 3, 1998

(Amounts in thousands, except per share data)

                                                      2000          1999          1998
---------------------------------------------------------------------------------------
Net sales                                        $ 193,206     $ 168,696     $ 147,560
   Cost of sales                                   111,469        95,615        84,002
---------------------------------------------------------------------------------------
Gross profit                                        81,737        73,081        63,558
Operating Expenses
   Engineering and product development               7,000         6,169         9,695
   Marketing and sales                              27,607        26,392        23,319
   General and administrative                       22,715        20,132        15,765
   Impairment of long-lived assets                      --            --         3,408
---------------------------------------------------------------------------------------
Income from operations                              24,415        20,388        11,371
Interest expense                                     3,137         3,534         1,364
Interest income                                       (205)         (105)         (177)
Other expense, net                                     635          (193)        3,621
---------------------------------------------------------------------------------------
Income before income taxes                          20,848        17,152         6,563
Provision for income taxes                           7,716         6,258         2,633
---------------------------------------------------------------------------------------
Net income                                       $  13,132     $  10,894     $   3,930
---------------------------------------------------------------------------------------
Earnings per share
   Basic                                         $    1.16     $    0.98     $    0.37
   Diluted                                       $    1.12     $    0.96     $    0.35
Weighted average Number of Shares outstanding
   Basic                                            11,338        11,101        10,653
   Diluted                                          11,680        11,372        11,201
---------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


                                                   FINANCIAL INFORMATION      25

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended September 30, 2000, October 2, 1999 and October 3, 1998

(Amounts in thousands)

                                                                  2000         1999         1998
-------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year                                       $ 13,132     $ 10,894     $  3,930
Adjustments to reconcile net income to net cash flows from
   operating activities:
Depreciation and amortization                                   10,285       10,277        6,598
Fair value of research & development costs acquired                 --           --        5,971
(Increase) Decrease in:
   Accounts receivable                                          (5,784)      (2,484)      (2,465)
   Inventories                                                    (117)      (4,668)          42
   Prepaid expenses                                               (238)         524       (2,437)
   Deferred income taxes and other assets                          301       (1,008)      (2,346)
(Decrease) Increase in:
   Accounts payable                                                917          736          527
   Accrued expenses                                              2,508       (3,132)       4,197
   Income taxes payable                                         (1,379)         429         (681)
   Deferred income taxes                                         1,418           --       (2,015)
   Tax benefit from employee stock options                       1,009          356          370
   Other liabilities                                              (135)       1,204           --
-------------------------------------------------------------------------------------------------
Net cash flows provided by operating activities                 21,917       13,128       11,691
-------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant & equipment                        (8,224)      (7,780)     (10,107)
Payments for businesses acquired                                    --           --      (54,970)
Dispositions of property, plant & equipment                        836            2          314
Investment in Symphony Systems                                  (1,925)          --           --
-------------------------------------------------------------------------------------------------
Net cash used for investing activities                          (9,313)      (7,778)     (64,763)
-------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
(Decrease) Increase in short-term debt                            (125)         125           --
(Decrease) Increase in long-term debt                           (2,120)      (5,880)      53,000
Sales of stock                                                     291        1,488          632
Dividend payments                                               (4,081)      (3,993)      (3,848)
-------------------------------------------------------------------------------------------------
Net cash (used for) provided by financing activities            (6,035)      (8,260)      49,784
-------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATES                                           708        1,412       (2,073)
-------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
SHORT-TERM INVESTMENTS                                           7,277       (1,498)      (5,361)
Cash and short-term investments at beginning of year             1,425        2,923        8,284
Cash and short-term investments at end of year                $  8,702     $  1,425     $  2,923
-------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW DATA
Cash paid during the year for:
   Interest                                                   $  3,154     $  3,555     $  1,204
   Income taxes                                               $  7,814     $  6,344     $  7,736
Non-cash investing activities:
   In 1998, we issued $6,000,000 of our common stock in connection with the acquisition of SST.
-------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


26      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended September 30, 2000, October 2, 1999 and October 3, 1998

(Amounts in thousands)

                                                                   2000           1999          1998
-----------------------------------------------------------------------------------------------------
Net Income                                                     $ 13,132       $ 10,894      $  3,930
Other comprehensive income
   Accumulated foreign currency translation
   adjustment, before tax                                        (4,930)          (841)          211
   Income tax (expense) benefit related to
   other comprehensive income                                        --             --            --
-----------------------------------------------------------------------------------------------------
Comprehensive income, net of tax                               $  8,202       $ 10,053      $  4,141
-----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
For the years ended September 30, 2000, October 2, 1999, and October 3, 1998

(Amounts in thousands, except per share data)

                                                                                 Accumulated
                                                 Additional        Deferred            Other                          Total
                                       Common       Paid-in           Stock    Comprehensive      Retained    Stockholders'
                                        Stock       Capital    Compensation           Income      Earnings       Investment
----------------------------------------------------------------------------------------------------------------------------
Balance September 27, 1997          $  10,541     $   2,765       $      --        $  (1,487)    $  55,436        $  67,255
  Net income for the year                  --            --              --               --         3,930            3,930
  Translation adjustment                   --            --              --              211            --              211
  Cash dividends, $.36 per share           --            --              --               --        (3,848)          (3,848)
  Stock option plans                       91           911              --               --            --            1,002
  Common stock issued for
  acquisition                             400         5,600              --               --            --            6,000
----------------------------------------------------------------------------------------------------------------------------
Balance October 3, 1998                11,032         9,276              --           (1,276)       55,518           74,550
  Net income for the year                  --            --              --               --        10,894           10,894
  Translation adjustment                   --            --              --             (841)           --             (841)
  Cash dividends, $.36 per share           --            --              --               --        (3,993)          (3,993)
  Stock option plans                      205         1,954            (315)              --            --            1,844
----------------------------------------------------------------------------------------------------------------------------
Balance October 2, 1999                11,237        11,230            (315)          (2,117)       62,419           82,454
  Net income for the year                  --            --              --               --        13,132           13,132
  Translation adjustment                   --            --              --           (4,930)           --           (4,930)
  Cash dividends, $.36 per share           --            --              --               --        (4,081)          (4,081)
  Stock option plans                      181         1,130              74               --            --            1,385
----------------------------------------------------------------------------------------------------------------------------
Balance September 30, 2000          $  11,418     $  12,360       $    (241)       $  (7,047)    $  71,470        $  87,960
----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


                                                   FINANCIAL INFORMATION      27

NOTES TO FINANCIAL STATEMENTS
(Amounts in tables are in thousands, except per share data)


1. SUMMARY OF ACCOUNTING POLICIES


A. CONSOLIDATION AND BASIS OF PRESENTATION

Our consolidated financial statements include the accounts of all subsidiaries, including those operating outside the United States, each of which is wholly owned. All material intercompany transactions have been eliminated in consolidation. We prepare our financial statements in conformity with United States Generally Accepted Accounting Principles. In preparing the financial statements, we must use some estimates and assumptions that may affect reported amounts and disclosures. Among others, we use estimates when accounting for depreciation, amortization, employee benefits, asset valuation allowances, and loss contingencies. We are also subject to risks and uncertainties that may cause actual results to differ from those estimates.

We continue to follow the practice of ending our fiscal year on the Saturday closest to September 30, which resulted in 52-week periods in 2000 and 1999, and in a 53-week period in 1998.

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation.


B. CASH AND SHORT-TERM INVESTMENTS

Cash and short-term investments include cash and items almost as liquid as cash, such as certificates of deposit and time deposits, with maturity periods of three months or less when purchased.


C. INVENTORIES

We value our inventories at the lower of cost or market value, and adjust their values for reserves. Cost is determined using the first-in first-out (FIFO) method, or last-in first-out (LIFO) method.


D. LONG-LIVED ASSETS

Long-lived assets include:

   * Property, plant and equipment -- These assets are recorded at original cost and increased by the cost of significant improvements after purchase. We depreciate the cost evenly over the assets' estimated useful lives, using the straight-line method. Maintenance and repairs are charged to expense as incurred. We remove the cost of property retired or otherwise disposed of from the property accounts, accumulated depreciation from the related reserves, and reflect the net gain or loss in income.

   * Goodwill -- Goodwill represents the difference between the purchase price of acquired businesses and the fair value of their net assets, when accounted for under the purchase method of accounting. We amortize goodwill over periods not exceeding 40 years.

   * Other assets -- Other assets include an unrealized gain on a foreign exchange swap contract, and an investment in Symphony Systems of $1.9 million, accounted for under the cost method.


28      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT

We review long-lived assets to assess recoverability from future operations using undiscounted cash flows. When necessary, we record charges for impairments of long-lived assets for the amount by which the carrying value of these assets exceeds the present value of future cash flows. We continually evaluate the periods of amortization and deprecation assigned to our assets to determine whether events or circumstances warrant revised estimates of useful lives.


E. FOREIGN CURRENCY TRANSLATION

Most of our international operations maintain their records in their local currencies, which are also their functional currencies. We translate assets and liabilities to their U.S. Dollar equivalents at rates in effect at the balance sheet date, and record translation adjustments in Other Comprehensive Income included in Stockholders' Investment. We translate Statement of Income accounts at average rates for the period. We translate the financial statements of our Mexican operation, whose functional currency is the U.S. Dollar, using both current and historic exchange rates and record translation adjustments in Other Expense.


F. STOCK-BASED COMPENSATION

We grant options to our directors, officers, and key employees. The exercise price of stock options granted equals the market price on the date of grant. In accordance with Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, we elected to account for our stock-based compensation under Accounting Principles Board Opinion (APB) No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. In general, we do not record expense related to stock option grants. During fiscal year 2000, we adopted FASB Interpretation (FIN) No. 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION, which clarifies the application of APB 25 for certain issues. Our previous policies were essentially in compliance with the provisions of this interpretation, therefore adoption of FIN 44 did not have a material effect on our results of operations.


G. REVENUE RECOGNITION

We recognize revenue upon transfer of title at the time of shipment (FOB shipping point), when all significant contractual obligations have been satisfied, the price is fixed or determinable, and collectability is reasonably assured. We sell our products to stocking distributors, system integrators, as well as directly to OEM customers. We provide for warranty costs, sales returns, sales incentives, price adjustments, and other allowances at the time of shipment, based on prior claims experience and other quantitative and qualitative factors. During fiscal year 2000 we adopted Emerging Issues Task Force (EITF) Issue No. 00-14, ACCOUNTING FOR CERTAIN SALES INCENTIVES, which addresses the recognition, measurement, and income statement classification for sales incentives that a company offers to its customers for use in a single exchange transaction. Our previous policies were essentially in compliance with the provisions of this opinion, therefore adoption of EITF No. 00-14 did not have a material impact on our results of operations.


H. ADVERTISING

We expense advertising and promotional costs in the period incurred.


I. RESEARCH AND DEVELOPMENT

We expense research and development costs in the period incurred.


J. RECENTLY ISSUED ACCOUNTING STANDARDS

During fiscal year 2000 we adopted Statement of Position (SOP) 98-5, REPORTING ON THE COSTS OF START-UP ACTIVITIES. Our previous policies were essentially in compliance with the provisions of this statement, therefore adoption of SOP 98-5 did not have a material effect on our results of operations.


                                           NOTES TO FINANCIAL STATEMENTS      29

In December 1999 the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS. This SAB summarizes certain of the SEC staff's views in applying Generally Accepted Accounting Principles to revenue recognition in financial statements. In June 2000, the SEC issued SAB 101B, which delays the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. This standard will become effective for us in fiscal year 2001, and we expect that its adoption will not have a material impact on our results of operations.

In September 2000 the EITF reached a consensus on EITF Issue 00-10, ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS. This consensus states that amounts billed to customers for shipping and handling costs should be classified as revenues. The classification of shipping and handling costs is an accounting policy decision that should be disclosed. A company may adopt a policy of including shipping and handling costs in cost of sales. If shipping or handling costs are significant and are not included in cost of sales a company should disclose both the amounts of such costs and the income statement line items that include them. This standard will become effective for us in fiscal year 2001, and we expect that its adoption will not have a material impact on our current presentation.

In June 1998 SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES was issued. SFAS 133 requires all derivatives to be recognized as assets or liabilities on the balance sheet, and to be measured at fair value. Changes in the fair value of derivatives should be recognized in either net income or other comprehensive income, depending on the designated purpose of the derivative. This standard will become effective for us in fiscal year 2001, and we expect that its adoption will not have a material impact on our results of operations or financial condition.



2. FINANCIAL INSTRUMENTS

A. LONG-TERM DEBT

In September 1998 we issued $45.0 million of Senior Guaranteed Notes to refinance bank borrowings related to the acquisitions of SST and mPm. Long-term debt at the balance sheet dates consisted of the following:

                                                             2000          1999
--------------------------------------------------------------------------------
Bank Revolving Credit Agreements                         $     --      $  2,120
6.64% Notes, Due September 30th, annually, 2002-2008       30,000        30,000
6.81% Notes, Due September 30th, annually, 2004-2013       15,000        15,000
--------------------------------------------------------------------------------
Total long-term debt                                     $ 45,000      $ 47,120
--------------------------------------------------------------------------------

Current portion included above                           $     --      $     --
--------------------------------------------------------------------------------


Long-term debt outstanding at September 30, 2000 matures as follows:

                                                                           After
                      2001      2002       2003       2004       2005       2005
--------------------------------------------------------------------------------
Amounts maturing    $   --    $   --    $ 4,200    $ 5,700    $ 5,700    $29,400
--------------------------------------------------------------------------------


30      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT

Under the various funding arrangements we are required, among other restrictions, to maintain a consolidated net worth, as defined, of not less than $65.0 million and a debt to EBITDA ratio, as defined, of not more than 2.5 to 1. In addition, there are certain restrictions on the creation or assumption of any lien or security interest upon any of our assets. We are in compliance with all provisions of our funding arrangements.


B. SHORT-TERM BORROWINGS

At September 30, 2000 we had unused revolving credit agreements with a bank that provide for borrowings of up to $25.0 million at the bank's prime or offered rate. These agreements expire on February 28, 2001. We are in the process of negotiating credit facilities for the time after the current agreements expire. At September 30, 2000 we had no short-term borrowings. At October 2, 1999 we had $0.1 million of short-term borrowings at an average interest rate of 5.3%.


C. DERIVATIVE FINANCIAL INSTRUMENTS

In our global operating activities, and in the normal course of our business, we are exposed to changes in foreign currency exchange rates, which may adversely affect our results of operations and financial condition. We seek to minimize those risks through our regular operating activities and, when deemed appropriate, through the use of derivative financial instruments. We use financial instruments to selectively hedge our foreign currency risk and do not use financial instruments for speculative purposes.

In 1998 we entered into a foreign currency swap agreement with an AA-rated counterparty to hedge a portion of our cash flows from our Italian subsidiary. Under the terms of the agreement, we will swap 35.52 billion Lire for 20.0 million U.S. Dollars over a period of 8 years. In addition, the contract provides for us to make annual interest payments of 6.50% on the outstanding Lire balance and to receive 7.43% annual interest on the outstanding U.S. Dollar balance. The following table describes the values to be exchanged over the next five years relating to the Lire swap:

                           US. Dollars                                  Italian Lire
---------------------------------------------------------------------------------------------
                 Amortizing         Outstanding               Amortizing         Outstanding
Maturity             Amount     Notional Amount                   Amount     Notional Amount
---------------------------------------------------------------------------------------------
9/30/01            $  3,000           $  14,000          ITL   5,328,000     ITL  24,864,000
9/30/02               3,000              11,000                5,328,000          19,536,000
9/30/03               3,000               8,000                5,328,000          14,208,000
9/30/04               3,000               5,000                5,328,000           8,880,000
9/30/05               3,000               2,000                5,328,000           3,552,000
Thereafter         $  2,000           $      --          ITL   3,552,000     ITL          --
---------------------------------------------------------------------------------------------


D. FAIR VALUE

Our long-term debt is denominated in U.S. Dollars and there was no interest payable at the balance sheet dates. We base the fair value of our long-term debt on market, or dealer quotes. We base the fair value for our cross-currency swap on the cost estimate to terminate the agreement. The difference between fair and carrying values of our derivative and other financial instruments were not material at the balance sheet dates.


                                           NOTES TO FINANCIAL STATEMENTS      31

3. ACCOUNTS RECEIVABLE


We reduce our accounts receivable balance to account for reserves for doubtful accounts, sales returns, warranties and allowances. The table below shows the activity in our accounts receivable reserves during the fiscal years:


                                                 2000         1999         1998
--------------------------------------------------------------------------------
Balance at the beginning of the period        $ 1,439      $ 1,089      $   911
Charged to costs and expenses                      71          113          195
Write-offs                                        (88)        (121)         (79)
Price adjustments charged to net sales            189          358           62
--------------------------------------------------------------------------------
Balance at the end of the period              $ 1,611      $ 1,439      $ 1,089
--------------------------------------------------------------------------------


4. INVENTORIES

Inventories at the balance sheet dates were comprised of the following:

                                                 2000         1999
-------------------------------------------------------------------
Inventories valued using FIFO                $ 13,956     $ 13,596
Inventories valued using LIFO
   At FIFO cost                                13,373       14,868
   Less: Reserve to reduce to LIFO             (4,486)      (4,365)
LIFO Inventories                                8,887       10,503
-------------------------------------------------------------------
Total Inventories                              22,843       24,099
-------------------------------------------------------------------

Inventory composition using FIFO
   Raw materials                               17,393       14,801
   Work-in-process and finished goods           9,936       13,663
-------------------------------------------------------------------
Total Inventories at FIFO                    $ 27,329     $ 28,464
-------------------------------------------------------------------

Had we used the FIFO method for all inventories, net income would have been $0.1 million higher in 2000, $0.4 million lower in 1999, and $0.4 million higher in 1998.


32      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT

5. PROPERTY, PLANT AND EQUIPMENT


During fiscal year 2000 we adopted SOP 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. Our previous policies were essentially in compliance with the provisions of this statement, therefore adoption of SOP 98-1 did not have a material effect on our results of operations.

Asset Description                                       2000           1999         Asset Life
----------------------------------------------------------------------------    ---------------
Land                                               $   3,966      $   2,996
Buildings and improvements                            22,245         23,505     20 to 40 years
Machinery and equipment                               26,993         24,588      3 to 12 years
Dies and molds                                        24,074         23,754       4 to 5 years
Software technology                                   26,309         26,784            9 years
Furniture and office equipment                        20,248         19,654      3 to 10 years
----------------------------------------------------------------------------    ---------------
Total property, plant and equipment, at cost         123,835        121,281

Less: Accumulated depreciation and amortization      (63,397)       (56,836)
----------------------------------------------------------------------------
Property, plant and equipment, net                 $  60,438      $  64,445
----------------------------------------------------------------------------

The carrying values of fixed assets are impacted by fluctuations in foreign currency exchange rates.

In the fourth quarter of fiscal year 1998 we acquired the business and certain assets of SST, including software technology. We amortize the capitalized software over a period of nine years, which we believe is appropriate for this type of industrial software.

                                                        2000           1999
----------------------------------------------------------------------------
Software technology                                $  26,309      $  26,784
Accumulated amortization                              (6,325)        (3,470)
----------------------------------------------------------------------------
Net software technology                            $  19,984      $  23,314
----------------------------------------------------------------------------


                                           NOTES TO FINANCIAL STATEMENTS      33

6. GOODWILL


In 1998 we purchased the businesses and certain assets of mPm and SST, and as a result of applying the purchase method of accounting, we recorded goodwill in the amounts of $21.5 million and $1.0 million, which we are amortizing over 20 and 15 years, respectively.

In 1998, as a consequence of changing market conditions, we reviewed the assets of the fiber business at our AI/FOCS subsidiary for recoverability, and determined that the sum of undiscounted expected future cash flows was less than the fair value of tangible fixed assets. As a result, we wrote off impaired fixed assets in the amount of approximately $0.2 million, as well as the associated goodwill in the amount of approximately $3.2 million.

Essentially all goodwill relates to our Industrial Communications and Connectivity Segment. The carrying values of goodwill are impacted by fluctuations in foreign exchange rates.

                                                       2000           1999
---------------------------------------------------------------------------
Goodwill                                           $ 25,033       $ 29,674
Accumulated amortization                             (3,665)        (2,873)
---------------------------------------------------------------------------
Goodwill, net                                      $ 21,368       $ 26,801
---------------------------------------------------------------------------


7. ACCRUED EXPENSES


Accrued expenses at the balance sheet dates were as follows:

                                                       2000           1999
---------------------------------------------------------------------------
Payroll                                            $  4,262       $  3,420
Pension and profit-sharing                            4,140          3,012
Commissions                                           1,476          1,065
Taxes                                                 1,270          1,649
Environmental                                           234            216
All other                                             5,035          5,162
---------------------------------------------------------------------------
Total Accrued Expenses                             $ 16,417       $ 14,524
---------------------------------------------------------------------------

In 1999 we reclassified accrued expenses of approximately $1.5 million for an environmental matter to other long-term liabilities. This was done because of the time frame of expected payments for assessment, remediation and related costs, and at fiscal year-end 2000 this reserve remained unchanged.


34      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT

8. LEASE COMMITMENTS


We lease properties for use in our operations. In addition to rent, the leases require us to pay directly for taxes, insurance, maintenance and other operating expenses or to pay higher rent when operating expenses increase. Total lease expenses were $0.9 million, $0.9 million and $0.5 million for fiscal years 2000, 1999 and 1998, respectively. The following table shows future minimum lease commitments under non-cancelable lease terms in excess of one year at September 30, 2000:

                        2001     2002     2003     2004     2005    After 2005
-------------------------------------------------------------------------------
Lease Commitments      $ 935    $ 814    $ 655    $ 622    $ 374       $ 1,275
-------------------------------------------------------------------------------



9. CAPITAL STOCK

A. COMMON AND PREFERRED STOCK

Our total authorized stock is 40,000,000 shares, consisting of 10,000,000 shares of preferred stock, par value $0.01 per share and 30,000,000 shares of common stock, par value $1.00 per share. No shares of preferred stock have been issued to date. Common stock issued was 11,418,000 and 11,237,000, on September 30, 2000 and October 2, 1999, respectively.

In May 1996 we adopted a new shareholder rights plan, effective upon termination of the previous rights plan, and declared a dividend distribution of one preferred stock purchase right ("Right") for each share of common stock outstanding. Each Right represents the right to purchase, if and when the Rights are exercisable, a unit consisting of one one-thousandth of a share ("Unit") of Series A Junior Participating Preferred Stock at a purchase price of $65 per unit, subject to adjustment. The exercise price and the number of shares issuable upon the exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights are evidenced by the common stock certificates and are not exercisable or transferable apart from the common stock until: (i) ten days after a person (a) acquires 15% or more of the common stock, or (b) commences a tender offer, which would result in the ownership of 15% or more of the common stock; or (ii) the Board of Directors determines that any person has become an Adverse Person, as that term is defined in the plan. In the event any person becomes the beneficial owner of 15% or more of common stock or the Board of Directors declares a person an Adverse Person, each of the Rights (other than Rights held by the party triggering the Rights and certain transferees which are voided) becomes a discount right, entitling the holder to acquire common stock having a value equal to twice the Right's exercise price. In the event the Company is acquired in a merger or other business combination transaction (including one in which the Company is the surviving corporation), each Right will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights do not have any voting rights and are redeemable, at the option of the Company, at a price of $0.01 per Right at any time until ten days after a person acquires beneficial ownership of at least 15% of the common stock. The Rights expire on May 29, 2006. So long as the Rights are not separately transferable, the Company will issue one Right with each new share of common stock issued.


                                           NOTES TO FINANCIAL STATEMENTS      35

B. STOCK OPTION PLANS

Under our stock option plans, we may grant stock options to directors, officers and key employees at a price not less than the market value at the grant date. Options are exercisable after six months for directors and one year for all others, subject to continuous employment and certain other conditions. Option grants expire after 5 years for directors and 10 years for all others. Amounts in the stock option plan tables are in Dollars and units.

                       Options outstanding                                     Options exercisable
------------------------------------------------------------------         ---------------------------
                                         Weighted
                                          Average         Weighted                           Weighted
                           Number       Remaining          Average              Number        Average
        Range of      Outstanding     Contractual         Exercise         Exercisable       Exercise
 Exercise Prices       at 9/30/00  Life, in years            Price          at 9/30/00          Price
------------------------------------------------------------------         ---------------------------
         $4 - $5            2,100             6.9          $  4.25               2,100        $  4.25
          5 - 10          342,200             8.2             7.29             342,200           7.29
         10 - 15          521,175             7.7            11.96             347,575          12.64
         15 - 20          177,350             7.6            15.40             172,350          15.34
        over $20          139,750             7.4            20.38             139,750          20.38
------------------------------------------------------------------         ---------------------------
                        1,182,575             7.8          $ 12.11           1,003,975        $ 12.33
------------------------------------------------------------------         ---------------------------


The following table summarizes the activity for the plans:

                                                                                   Under Option
                                                                           ---------------------------
                                                                                             Weighted
                                                                 Shares                       Average
                                                          Available for      Number of       Exercise
                                                                  Grant         Shares          Price
------------------------------------------------------------------------------------------------------
Balance September 27, 1997                                      503,300      1,191,417        $  8.48
Granted                                                        (151,150)       151,150          20.35
Exercised                                                            --        (92,467)          6.85
Expired                                                              --             --             --
Forfeited                                                         5,850         (5,850)         20.38
------------------------------------------------------------------------------------------------------
Balance October 3, 1998                                         358,000      1,244,250           9.99
Granted                                                        (237,900)       237,900          14.11
Exercised                                                            --       (174,270)          6.93
Expired                                                              --         (6,750)         10.33
Forfeited                                                        19,100        (19,100)         15.33
Restricted Stock Grant                                          (30,000)            --          10.31
------------------------------------------------------------------------------------------------------
Balance October 2, 1999                                         109,200      1,282,030          11.08
Authorized                                                      550,000             --             --
Granted                                                        (158,550)       158,550          10.90
Exercised                                                            --       (245,005)          5.91
Expired                                                              --         (2,250)          9.33
Forfeited                                                        10,750        (10,750)         13.94
------------------------------------------------------------------------------------------------------
Balance September 30, 2000                                      511,400      1,182,575        $ 12.11
------------------------------------------------------------------------------------------------------


36      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT

We estimated the fair values using the Black-Scholes option-pricing model, modified for dividends, and used the following assumptions:

                                                    2000        1999       1998
--------------------------------------------------------------------------------
Expected dividend yield                             3.34%       2.63%      1.77%
Risk-free interest rate                             6.59%       5.15%      6.14%
Expected stock price volatility                    34.01%      30.76%     26.70%
Expected term until exercise, in years              7.35        7.56       6.63
--------------------------------------------------------------------------------

Weighted fair market value per share            $   3.66    $   4.52    $  6.91
Total value of options granted, in thousands    $    573    $  1,029    $ 1,004
--------------------------------------------------------------------------------


We apply APB No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations, including FIN 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION in accounting for the plans. Accordingly, we did not recognize compensation expense related to option grants. We adopted the disclosure-only provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. The following table summarizes results as if we had recorded compensation expense for the 2000, 1999 and 1998 option grants:

                                                    2000        1999       1998
--------------------------------------------------------------------------------
 Net Income
   As reported                                  $ 13,132    $ 10,894    $ 3,930
   Pro forma                                      12,659      10,279      3,244
Basic earnings per share
   As reported                                      1.16        0.98       0.37
   Pro forma                                        1.12        0.93       0.30
Diluted earnings per share
   As reported                                      1.12        0.96       0.35
   Pro forma                                    $   1.08    $   0.90    $  0.29
--------------------------------------------------------------------------------


The pro forma effect of stock option grants on results of operations may not be representative of the pro forma effect on results of operations for future years.


                                           NOTES TO FINANCIAL STATEMENTS      37

10. EARNINGS PER SHARE


During 1998 we adopted SFAS No. 128, Earnings Per Share. We restated earnings per share information for prior periods to conform to the current presentation. Basic earnings per share exclude dilution, and diluted earnings per share reflect the potential dilution that could occur if stock options were exercised. The reconciliation between basic and diluted earnings per share is as follows:

                                                            2000         1999         1998
-------------------------------------------------------------------------------------------
Net Income                                              $ 13,132     $ 10,894     $  3,930
                                                       ------------------------------------
Earnings per share
   Basic                                                $   1.16     $   0.98     $   0.37
   Diluted                                              $   1.12     $   0.96     $   0.35
-------------------------------------------------------------------------------------------

Weighted-average number of shares outstanding             11,338       11,101       10,653
Dilutive common stock options                                342          271          548
                                                       ------------------------------------
Weighted-average number of shares outstanding plus
dilutive common stock options                             11,680       11,372       11,201
-------------------------------------------------------------------------------------------

Outstanding common stock options having
no dilutive effect                                           147          560          145
-------------------------------------------------------------------------------------------



11. RESEARCH AND DEVELOPMENT


Innovation by our research and development operations is very important to the growth of our businesses. Our goal is to discover, develop and bring to market innovative products that address unmet needs. In addition to Research and Development, our Statement of Income caption "Engineering and Product Development" includes expenses for engineers, designers and drafters to enhance existing products.

Research and development expenses were $2.8 million in 2000, $2.4 million in 1999 and $6.9 million in 1998. The 1998 figure includes a $6.0 million charge for the write-off of in-process research and development projects related to the SST acquisition.


38      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT

12. SEGMENT INFORMATION AND GEOGRAPHIC DATA


During fiscal year 1999 we adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. This statement requires us to report certain financial information in a similar manner as we report it to the chief operating decision maker for the purpose of evaluating performance and allocating resources to the various business segments. We identified the Chief Executive Officer as the chief operating decision maker.

Our operating segments are based on the organization of business groups comprised of similar products and services. Revenues in our Industrial Communications and Connectivity Products segment are primarily derived from sales of molded connectors, interface cards, and field-attachable connectors. Revenues in our Electrical Safety & Specialty Products segment are primarily derived from sales of electrical wiring devices, portable lighting, and mobile electrification products.

Sales between segments were not significant. Sales in geographic areas were determined by location of producing facility. No single customer accounted for 10 percent or more of our total revenue. Sales in foreign countries, other than Canada in fiscal years 2000 and 1999, did not meet minimum disclosure requirements. We did not allocate certain corporate expenses, primarily those related to the overall management of the corporation, to the segments or geographic areas. Both segments share certain production facilities. Related property, plant, and equipment (PP&E), as well as capital additions and depreciation, were allocated based on physical production. Corporate assets were primarily investments in subsidiaries and cash.

A. SEGMENT INFORMATION

                                           Net Sales                                 Income from Operations
                              ---------------------------------               -----------------------------------
                                  2000       1999          1998                   2000         1999         1998
---------------------------------------------------------------               -----------------------------------
Industrial Communications
and Connectivity Products     $124,808    $102,056     $ 78,768               $ 16,089     $ 10,341     $  9,659

Electrical Safety &
Specialty Products              68,398      66,640       68,792                 11,191       11,746       11,884

Corporate and other                                                             (2,865)      (1,699)        (793)

Unusual *                                                                                                 (9,379)
---------------------------------------------------------------               -----------------------------------
Consolidated                  $193,206    $168,696     $147,560               $ 24,415     $ 20,388     $ 11,371
---------------------------------------------------------------               -----------------------------------

                                    Total Assets        Additions to PP&E        Depreciation and Amortization
                              --------------------------------------------    -----------------------------------
                                  2000        1999         2000       1999        2000         1999         1998
--------------------------------------------------------------------------    -----------------------------------
Industrial Communications
and Connectivity Products     $116,013    $120,972     $  4,934   $  5,266    $  7,452     $  7,711     $  4,119

Electrical Safety &
Specialty Products              33,837      34,431        2,946      2,098       2,626        2,417        2,365

Corporate and other             12,609       2,238          344        416         207          149          114
--------------------------------------------------------------------------    -----------------------------------
Consolidated                  $162,459    $157,641     $  8,224   $  7,780    $ 10,285     $ 10,277     $  6,598
--------------------------------------------------------------------------    -----------------------------------

Reconciliation of Income from Operations to Net Income                            2000         1999         1998
-----------------------------------------------------------------------------------------------------------------
Income from operations                                                        $ 24,415     $ 20,388     $ 11,371
Less: Interest expense, net                                                     (2,932)      (3,429)      (1,187)
      Other income (expense), net                                                 (635)         193       (3,621)
      Income taxes                                                              (7,716)      (6,258)      (2,633)
-----------------------------------------------------------------------------------------------------------------
Consolidated net income                                                       $ 13,132     $ 10,894     $  3,930
-----------------------------------------------------------------------------------------------------------------

* The unusual charges in 1998 were related to the Industrial Communications and Connectivity Segment, and included a $6.0 million write-off of in-process research and development, and a $3.4 million charge for impairment of long-lived assets.


                                           NOTES TO FINANCIAL STATEMENTS      39

B. GEOGRAPHIC DATA

                                      Net Sales                       Total Assets
                        ------------------------------------    -----------------------
                              2000         1999         1998         2000         1999
------------------------------------------------------------    -----------------------
United States           $  119,198    $  99,116    $  97,884    $  72,442    $  58,447
Canada                      25,443       21,851                    37,981       39,140
Italy                                                              29,138       34,888
All other countries         48,565       47,729       49,676       22,898       25,166
------------------------------------------------------------    -----------------------
Consolidated             $ 193,206    $ 168,696    $ 147,560    $ 162,459    $ 157,641
------------------------------------------------------------    -----------------------



13. TAXES


Income before income taxes consisted of the following:

                                               2000          1999          1998
--------------------------------------------------------------------------------
United States                              $ 17,066      $ 15,234      $  9,449
International                                 3,782         1,918        (2,886)
--------------------------------------------------------------------------------
Total income before taxes                  $ 20,848      $ 17,152      $  6,563
--------------------------------------------------------------------------------

The provision for income taxes consisted of the following:

                                               2000          1999          1998
--------------------------------------------------------------------------------
U.S. federal income tax                    $  5,341      $  4,968      $  3,064
State income taxes                              893           514         1,010
International income taxes                    1,482           776        (1,441)
--------------------------------------------------------------------------------
Total provision for taxes on income           7,716         6,258         2,633
--------------------------------------------------------------------------------

Current provision                             7,034         6,750         7,339
Deferred provision                              682          (492)       (4,706)
--------------------------------------------------------------------------------
Total provision for taxes on income        $  7,716      $  6,258      $  2,633
--------------------------------------------------------------------------------


40      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT

Deferred taxes arise because of different treatment within financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items that we received a tax deduction for, but have not yet recorded in the Statement of Income). The tax effects of the major items recorded as deferred tax assets and liabilities are:

                                                              2000         1999
--------------------------------------------------------------------------------
Deferred tax assets:
   Accounts receivable reserves                            $   495      $   424
   Inventory reserves                                          656          744
   Employee benefit reserves                                 1,752        1,657
   Environmental reserves                                      542          858
   Litigation reserves                                          52           66
   Other reserves                                              668          579
   Write-off of purchased research and development           2,745        2,745
   Software amortization                                       492          925
   Write-off of impaired long-lived assets                     921        1,087
   Other, net                                                   97           --
--------------------------------------------------------------------------------
Total deferred tax assets                                    8,420        9,085
--------------------------------------------------------------------------------
Less: Deferred tax liabilities
   Accelerated depreciation & amortization                   2,693        2,705
   Other, net                                                  343           --
--------------------------------------------------------------------------------
Total deferred tax liabilities                               3,036        2,705
--------------------------------------------------------------------------------
Net deferred tax assets                                    $ 5,384      $ 6,380
--------------------------------------------------------------------------------


A reconciliation of the federal statutory rate to the effective tax rate is as follows:

                                                               2000         1999         1998
----------------------------------------------------------------------------------------------
Federal statutory rate                                        34.0%        34.0%        34.0%
State income taxes, net of federal benefit                     2.8%         2.0%         3.4%
Difference between U.S. and international rates                0.9%         0.7%        (7.0%)
Benefit of state loss carryforward that may not be realized    0.0%         0.0%         3.9%
Other, net                                                    (0.7%)       (0.2%)        5.8%
----------------------------------------------------------------------------------------------
Effective tax rate                                            37.0%        36.5%        40.1%
----------------------------------------------------------------------------------------------


We have not recorded income taxes for approximately $11.4 million of undistributed earnings of our international subsidiaries, either because any taxes on dividends would be offset substantially by foreign tax credits, or because we intend to reinvest those earnings indefinitely.


                                           NOTES TO FINANCIAL STATEMENTS      41

14. BENEFIT PLANS


In fiscal year 1999 we adopted SFAS No. 132, EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS. We have defined benefit, defined contribution and government mandated plans covering eligible non-bargaining unit employees. Pension benefits are fully vested after five years and are based upon years of service and highest five-year average compensation. It is our policy to fund our pension costs by making annual contributions based upon minimum funding provisions of the EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974. Our total pension expense for company-sponsored qualified plans was $379,000, $430,000 and $306,000, in 2000, 1999 and 1998, respectively. The components of net periodic pension cost for the non-union plans were:

                                                     2000       1999       1998
--------------------------------------------------------------------------------
Service cost-benefits earned during the year        $ 559      $ 431      $ 363
Interest cost on projected benefit obligation         611        570        512
Expected return on plan assets                       (510)      (492)      (470)
Amortization of prior service cost                     51         16         16
Amortization of transitional asset (obligation)         2         (7)        (7)
Recognized actuarial loss                               2         95          5
--------------------------------------------------------------------------------
Periodic pension cost, net                          $ 715      $ 613      $ 419
--------------------------------------------------------------------------------


We used the following assumptions in accounting for the pension plans:

                                                     2000       1999       1998
--------------------------------------------------------------------------------
Discount rate                                        7.5%       7.3%       6.8%
Rate of increase in compensation levels              5.6%       5.6%       5.6%
Expected long-term rate of return on plan assets     7.5%       7.5%       7.5%
--------------------------------------------------------------------------------


42      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT

The following table reconciles the plans' funded status and the amount recorded on our consolidated balance sheets for our non-union plans:

                                                                        2000           1999
--------------------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                              $ 8,374        $ 8,291
   Service cost                                                          559            431
   Interest cost                                                         611            570
   Plan amendments                                                       291             --
   Benefits paid                                                        (980)          (461)
   Actuarial (gain) or loss                                             (471)          (457)
--------------------------------------------------------------------------------------------
Benefit obligation at end of year                                      8,384          8,374
--------------------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at beginning of year                         7,145          6,419
   Actual return on plan assets                                          809            866
   Employer contributions                                                362            321
   Benefits paid                                                        (980)          (461)
--------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                               7,336          7,145
--------------------------------------------------------------------------------------------
Reconciliation of funded status
   Under-funded status                                                 1,048          1,229
   Unrecognized actuarial gain or (loss)                                 272           (502)
   Unrecognized transition obligation                                    (18)           (19)
   Unrecognized prior service cost                                      (305)           (65)
--------------------------------------------------------------------------------------------
Accrued pension cost included in the consolidated balance sheets     $   997        $   643
--------------------------------------------------------------------------------------------


Amounts recorded on the consolidated balance sheets were:

                                                                        2000           1999
--------------------------------------------------------------------------------------------
Prepaid benefit cost                                                 $  (252)       $  (279)
Accrued benefit liability                                              1,249            922
--------------------------------------------------------------------------------------------
Accrued pension cost included in the consolidated balance sheets     $   997        $   643
--------------------------------------------------------------------------------------------


In fiscal year 1990 we adopted a supplemental retirement benefit plan for certain key executive officers which will provide supplemental payments upon retirement, disability or death. The obligations are not funded apart from our general assets. The accumulated benefit obligation and fair value of plan assets for the plan with accumulated benefit obligations in excess of plan assets were $1,568,000 and $0, respectively, in 2000; $624,000 and $0, respectively, in 1999; and $388,000 and $0, respectively, in 1998. We charged $408,000, $218,000 and $162,000, in 2000, 1999 and 1998, respectively, to expense under the plan.

Most of our union employees are covered by union-sponsored, collectively-bargained, multi-employer pension plans. For such plans, we contributed and charged to expense $201,000, $191,000 and $199,000, in 2000, 1999 and 1998, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts, and generally are based on the number of man-hours worked. Information from the plans' administrators is not available to permit us to determine our share of unfunded vested benefits.


                                           NOTES TO FINANCIAL STATEMENTS      43

The annual profit-sharing contributions, which are the lesser of (i) a percentage of income as defined in the plans, or (ii) 15% of the aggregate compensation paid to participants during the year, were $1,314,000, $1,003,000 and $834,000, in 2000, 1999 and 1998, respectively.

We make matching contributions of 50% of employees' contributions, up to 4% of compensation, to a 401(k) plan. Matching contributions were $267,000, $243,000 and $261,000, in 2000, 1999 and 1998, respectively.

Plan assets of company-sponsored plans are invested primarily in common stocks, corporate bonds and government securities. Although we have a right to improve, change or terminate the plans, they are intended to be permanent.

We provide an optional retiree medical program to a majority of our U.S. salaried and non-union retirees. All retirees are required to contribute to the cost of their coverage. These postretirement benefits are unfunded. Cost components of these postretirement benefits, principally health care, were:

                                                                   2000           1999           1998
------------------------------------------------------------------------------------------------------
Service cost                                                    $   124        $    85        $    69
Interest cost                                                       208            140            128
Amortization of transition obligation                                55             55             55
Recognized actuarial loss                                            62             17              1
------------------------------------------------------------------------------------------------------
Total cost                                                      $   449        $   297        $   253
------------------------------------------------------------------------------------------------------


The funded status of these benefits on the balance sheet dates was as follows:

                                                                   2000           1999
---------------------------------------------------------------------------------------
Actuarial present value of benefit obligation
   Retirees                                                     $   765        $   598
   Eligible active employees                                        956            607
   Other active employees                                         1,315            897
---------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                     3,036          2,102
---------------------------------------------------------------------------------------
Fair value of plan assets at end of year                             --             --
---------------------------------------------------------------------------------------
Under-funded status                                               3,036          2,102
Unrecognized transition obligation                                 (714)          (769)
Unrecognized actuarial loss                                        (841)          (227)
---------------------------------------------------------------------------------------
Accrued postretirement benefit cost
   included in the consolidated balance sheets                  $ 1,481        $ 1,106
---------------------------------------------------------------------------------------


We used the following assumptions in accounting for these plans:

                                                                   2000           1999           1998
------------------------------------------------------------------------------------------------------
Discount rate                                                      7.5%           7.3%           6.8%
Health care trend rate in first year                               6.0%           7.0%           8.0%
Gradually declining to a trend rate of                             6.0%           6.0%           6.0%
in the year                                                        2000           2000           2000
------------------------------------------------------------------------------------------------------


44      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT

A one-percentage point increase in the assumed health care trend would have the following effects on:

                                                     2000       1999       1998
--------------------------------------------------------------------------------
Aggregate of service and interest cost             $   71     $   46     $   40
Accumulated postretirement benefit obligation      $  566     $  381     $  378
--------------------------------------------------------------------------------


We provide certain post-employment benefits to former or inactive employees before retirement. The costs associated with those benefits are immaterial.



15. CONTINGENT LIABILITIES

We are subject to federal and state hazardous substance cleanup laws that impose liability for the costs of cleaning up contamination resulting from past spills, disposal or other releases of hazardous substances. In this regard, we have incurred, and expect to incur, assessment, remediation and related costs at one of our facilities. In 1991 we reported to state regulators a release at that site from an underground storage tank ("UST"). The UST and certain contaminated soil subsequently were removed and disposed of at an off-site disposal facility. Our independent environmental consultant has been conducting an investigation of soil and groundwater at the site with oversight by the state Department of Environmental Quality ("DEQ"). The investigation indicates that additional soil and groundwater at the site have been impaired by chlorinated solvents, including tetrachloroethane and trichloroethylene, and other compounds. Also, we learned that a portion of the site had been used as a disposal area by the previous owners of the site. Our consultant has remediated the soils in this area but believes that it is a major source of contamination of groundwater, both on-site and off-site. In addition, the investigation of the site indicates that the groundwater contaminants have migrated off-site. We have implemented a groundwater remediation system for the on-site contamination. We continue to monitor and analyze conditions to determine the continued efficacy of the system. We also continue to analyze remedial alternatives for the off-site groundwater contamination and is reviewing these alternatives with the DEQ. We continue to investigate the extent of other sources of contamination in addition to the removed UST and the above-referenced disposal area, including possible evidence of past or current releases by others in the vicinity around our facilities.

Our consultant estimates that a minimum of approximately $1.7 million of investigation and remediation expenses remain to be incurred, both on-site and off-site. We have a reserve for such purposes. We have filed a complaint in federal district court seeking contribution from the previous owners of the site for the cost of the investigation and remediation of the site. Also, we are evaluating similar claims against various insurers. Our consultant's cost estimate is based on a review of currently available data and assumptions concerning the extent of contamination, geological conditions, and the costs and effectiveness of certain treatment technologies. The cost estimate continues to be subject to substantial uncertainty because of the extent of the contamination area, the variety and nature of geological conditions throughout the contamination area, changes in remediation technology, and ongoing DEQ feedback. We are continuing to monitor the conditions at the site and will adjust its reserve if necessary. We may incur significant additional assessment, remediation and related costs at the site, and such costs could materially and adversely affect our consolidated net income for the period in which such costs are incurred. At this time, however, we cannot estimate the timing or potential magnitude of such costs, if any.


                                           NOTES TO FINANCIAL STATEMENTS      45

16. ACQUISITIONS IN 1998


During fiscal year 1998 we completed two acquisitions and applied the purchase method of accounting. We classified as goodwill the difference between purchase price and fair value of net assets acquired. We included the financial results of both businesses in our consolidated financial statements from the date of acquisition.

In February 1998 we acquired all of the outstanding capital stock of mPm S.p.A. and mPm Group S.p.A. ("mPm") and certain assets of mPm subsidiaries, for approximately $29.9 million plus acquisition costs. mPm is a leading manufacturer of molded and field-attachable DIN connectors. We financed this acquisition from existing cash on-hand, combined with proceeds from our existing credit facilities. As a result of applying the purchase method of accounting, we recorded goodwill of $21.5 million, which we are amortizing over a period of 20 years.

In July 1998 we acquired the business and certain assets of the SST division of S-S Technologies, Inc. ("SST") for approximately $28.2 million in cash and $6.0 million in stock, plus acquisition costs. SST is a leader in communication technology, which manufactures and sells interface cards, gateways, and related software for connecting devices and controllers to industrial networks. We financed this acquisition with the issuance of 400,000 shares of our common stock, combined with the proceeds of an additional credit facility from our bank. As a result of applying the purchase method of accounting, we recorded goodwill of $1.0 million, which we are amortizing over a period of 15 years. We expensed $6.0 million for acquired in-process research and development projects, which had not achieved technological feasibility and had no alternative future use. We used the marginal earnings approach in our valuation analysis of the in-process R&D projects, estimating future cash flows attributable to these projects over their remaining useful lives, averaging 15 years, and applying a 22 percent risk-adjusted discount rate. Also, we capitalized software in the amount of $25.8 million, which we are amortizing over a period of 9 years. We believe the 9-year life is appropriate because industrial software of this type experiences extended years of revenue growth, and future benefits of this software will last for 9 years or more.



46      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT

The following table shows the fair value of assets and liabilities and purchase accounting adjustments recorded for the above acquisitions in fiscal year 1998:


Purchase price allocation                                    mPm            SST
--------------------------------------------------------------------------------
Current assets                                          $  8,123       $    100
Software technology                                           --         25,760
Property, plant and equipment                              5,492          1,403
Goodwill                                                  21,482            966
Acquired research and development                             --          5,971
Other assets                                                 810             --
                                                       -------------------------
Total assets acquired                                     35,907         34,200
                                                       -------------------------

Current Liabilities                                        5,158             --
Other long-term liabilities                                  863             --
                                                       -------------------------
Total liabilities assumed                                  6,021             --
                                                       -------------------------

Total assets less liabilities                           $ 29,886       $ 34,200
--------------------------------------------------------------------------------


Purchase price                                               mPm            SST
--------------------------------------------------------------------------------
Cash consideration paid (net of cash acquired)          $ 29,886       $ 28,200
Share consideration paid                                      --          6,000
                                                       -------------------------
Total purchase price                                    $ 29,886       $ 34,200
--------------------------------------------------------------------------------


Our fiscal year 1998 financial statements include only seven months of mPm and two months of SST operations. The table below shows selected unaudited pro forma information of combined results of Woodhead and the acquired companies, as if the acquisitions had occurred as of the first day of fiscal year 1998 and 1997, including the effects of purchase accounting adjustments:


Pro forma Information                                       1998           1997
--------------------------------------------------------------------------------
Sales                                                   $164,164       $166,761
Net Income                                              $  1,649       $  9,478
Earnings per share
   Basic                                                $   0.15       $   0.86
   Diluted                                              $   0.15       $   0.85
--------------------------------------------------------------------------------


                                           NOTES TO FINANCIAL STATEMENTS      47

17. SUMMARY OF QUARTERLY DATA (unaudited)


Our common stock trades on the NASDAQ Stock Market under the symbol WDHD. The daily quotations, as reported by NASDAQ, are published in the Wall Street Journal and other leading financial publications. At September 30, 2000, we had 434 registered shareholders.

                                                               Quarter
                                           ---------------------------------------------
2000                                          First      Second        Third      Fourth    Full year
----------------------------------------------------------------------------------------    ----------
   Net sales                               $ 43,312    $ 51,319     $ 49,962    $ 48,613     $193,206
   Gross profit                              18,445      22,398       20,864      20,030       81,737
   Income from operations                     5,022       6,745        6,603       6,045       24,415
   Net income                                 2,659       3,537        3,520       3,416       13,132
----------------------------------------------------------------------------------------    ----------
   Earnings per share -- basic                 0.24        0.31         0.31        0.30         1.16
   Earnings per share -- diluted               0.23        0.30         0.30        0.29         1.12
----------------------------------------------------------------------------------------    ----------
   Dividends per common share              $   0.09    $   0.09     $   0.09    $   0.09     $   0.36
----------------------------------------------------------------------------------------    ----------
   Stock Prices
      High                                 $  13.50    $  19.92     $  23.56    $  23.25     $  23.56
      Low                                  $   8.63    $  11.31     $  15.50    $  10.13     $   8.63
----------------------------------------------------------------------------------------    ----------

1999
----------------------------------------------------------------------------------------    ----------
   Net sales                               $ 38,836    $ 44,468     $ 43,190    $ 42,202     $168,696
   Gross profit                              16,480      19,483       18,554      18,564       73,081
   Income from operations                     4,355       5,914        5,214       4,905       20,388
   Net income                                 2,353       2,914        2,231       3,396       10,894
----------------------------------------------------------------------------------------    ----------
   Earnings per share -- basic                 0.21        0.26         0.20        0.30         0.98
   Earnings per share -- diluted               0.21        0.26         0.20        0.30         0.96
----------------------------------------------------------------------------------------    ----------
   Dividends per common share              $   0.09    $   0.09     $   0.09    $   0.09     $   0.36
----------------------------------------------------------------------------------------    ----------
   Stock Prices
      High                                 $  15.50    $  13.00     $  15.38    $  12.44     $  15.50
      Low                                  $   9.88    $   9.25     $   9.69    $   9.72     $   9.25
----------------------------------------------------------------------------------------    ----------

1998
----------------------------------------------------------------------------------------    ----------
   Net sales                               $ 34,350    $ 36,042     $ 37,568    $ 39,600     $147,560
   Gross profit                              14,970      16,070       16,040      16,478       63,558
   Income from operations                     4,907       5,809        5,368      (4,713)      11,371
   Net income                                 2,808       3,320        2,820      (5,018)       3,930
----------------------------------------------------------------------------------------    ----------
   Earnings per share -- basic                 0.27        0.31         0.27       (0.46)        0.37
   Earnings per share -- diluted               0.25        0.30         0.25       (0.45)        0.35
----------------------------------------------------------------------------------------    ----------
   Dividends per common share              $   0.09    $   0.09     $   0.09    $   0.09     $   0.36
----------------------------------------------------------------------------------------    ----------
   Stock Prices
      High                                 $  21.50    $  19.75     $  20.00    $  16.00     $  21.50
      Low                                  $  17.13    $  17.38     $  13.88    $   8.13     $   8.13
----------------------------------------------------------------------------------------    ----------


48      WOODHEAD INDUSTRIES, INC. 2000 ANNUAL REPORT