Form 10-K, Exhibit 13
period 2001-09-29
WOODHEAD INDUSTRIES INC
filed 2001-12-21
CIK 108215

EXHIBIT 13

                                                                Woodhead/2001/AR

REPORT OF MANAGEMENT

Woodhead Industries, Inc. management is responsible for the integrity of the information presented in this Annual Report, including the Company's financial statements. These statements have been prepared in conformity with accounting principles generally accepted in the United States and include, where necessary, estimates and judgments by management.

We maintain systems of accounting and internal controls designed to provide assurance that assets are properly accounted for as well as to insure that the financial records are reliable for preparing financial statements. The systems are augmented by qualified personnel and are reviewed on a periodic basis.

Our independent public accountants, Arthur Andersen LLP, conduct annual audits of our financial statements in accordance with auditing standards generally accepted in the United States, which include the review of internal controls for the purpose of establishing audit scope, and issue an opinion on the fairness of such financial statements.

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



/s/ Philippe Lemaitre          /s/ Robert H. Fisher

PHILIPPE LEMAITRE              ROBERT H. FISHER

President and                  Vice President, Finance
Chief Executive Officer        and Chief Financial Officer



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Shareholders of Woodhead Industries, Inc.:

We have audited the accompanying consolidated balance sheets of WOODHEAD INDUSTRIES, INC. (a Delaware corporation) AND SUBSIDIARIES as of September 29, 2001, and September 30, 2000, and the related consolidated statements of income, stockholders' investment, comprehensive income and cash flows for each of the three years in the period ended September 29, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WOODHEAD INDUSTRIES, INC. AND SUBSIDIARIES as of September 29, 2001, and September 30, 2000, and the results of its operations and its cash flows for each of the three years in the period ended September 29, 2001, in conformity with accounting principles generally accepted in the United States.



/s/ Arthur Andersen LLP

Chicago, Illinois
December 18, 2001

Woodhead/2001/AR


FINANCIAL PROFILE

(Amounts in thousands; except per share data, employees, and shareholders)

                                                                  2001(1)        2000           1999           1998(2)        1997
-----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales(3)                                                 $ 190,186      $ 196,932      $ 171,783      $ 150,417      $ 139,933
Cost of sales(3)                                               114,493        115,195         98,702         86,859         77,961
Gross profit                                                    75,693         81,737         73,081         63,558         61,972
   % of net sales                                                 39.8%          41.5%          42.5%          42.3%          44.3%
Operating expenses                                              56,978         57,322         52,693         52,187         40,513
   % of net sales                                                 30.0%          29.1%          30.7%          34.7%          29.0%
Interest and other expenses                                      5,159          3,567          3,236          4,808          1,134
Income before income taxes                                      13,556         20,848         17,152          6,563         20,325
   % of net sales                                                  7.1%          10.6%          10.0%           4.4%          14.5%
Provision for income taxes                                       5,722          7,716          6,258          2,633          8,045
Net income                                                       7,834         13,132         10,894          3,930         12,280
   % of net sales                                                  4.1%           6.7%           6.3%           2.6%           8.8%
Return on average assets                                           4.8%           8.2%           6.9%           3.2%          14.7%
Return on stockholders' average investment                         8.7%          15.4%          13.9%           5.5%          19.6%
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share, diluted                                  $    0.66      $    1.12      $    0.96      $    0.35      $    1.10
Dividends per share                                               0.36           0.36           0.36           0.36           0.32
Weighted average number of shares outstanding, diluted          11,810         11,680         11,372         11,201         11,167
-----------------------------------------------------------------------------------------------------------------------------------

OTHER DATA:
EBIT(4)                                                      $  16,681      $  23,780      $  20,581      $   7,750      $  20,035
EBITDA(4)                                                       27,902         34,065         30,858         14,348         24,844
Net cash flows provided by operating activities                 23,435         21,917         13,128         11,691         12,091
Net cash used for investing activities                         (24,601)        (9,313)        (7,778)       (64,763)       (11,552)
Net cash (used for) provided by financing activities            (3,519)        (6,035)        (8,260)        49,784         (2,031)
Interest expense (income), net                                   3,125          2,932          3,429          1,187           (290)
Depreciation and amortization                                   11,221         10,285         10,277          6,598          4,809
Engineering and product development                              7,822          7,000          6,169          9,695          3,025
-----------------------------------------------------------------------------------------------------------------------------------

YEAR-END POSITIONS
Total assets                                                 $ 166,868      $ 162,459      $ 157,641      $ 155,941      $  88,999
Total liabilities                                               74,149         74,499         75,187         81,391         21,744
Working capital (Current assets less current liabilities)       41,438         46,310         38,287         31,315         31,727
Current ratio                                                 2.7 to 1       2.8 to 1       2.5 to 1       2.2 to 1       2.6 to 1
Stockholders' investment                                        92,719         87,960         82,454         74,550         67,255
Long-term debt                                                  45,400         45,000         47,120         53,000             --
Book value per share                                         $    8.02      $    7.70      $    7.34      $    6.76      $    6.38
Number of employees                                              1,534          1,679          1,616          1,268          1,259
Number of registered stockholders                                  407            434            511            552            548
-----------------------------------------------------------------------------------------------------------------------------------

(1) 2001 Net income includes a $1.9 million ($0.17 per share) write-off of an equity investment. (See Note 1 and "Management's Discussion and Analysis of Financial Condition and Results of Operations")

(2) 1998 Net income includes $7 million ($0.62 per share) of unusual charges, primarily related to a $3.6 million charge for a write-off of in-process research and development, and a $2.0 million charge for the impairment of long-lived assets.

(3) Net sales and Cost of sales were restated for EITF 00-10 and increased by $3.7, $3.7, $3.0, $2.9 and $3.0 million in 2001, 2000, 1999, 1998 and 1997, respectively. (See Note 1)

(4) EBIT herein means Earnings Before Interest and Taxes. EBITDA herein means Earnings Before Interest, Taxes, Depreciation, and Amortization. Our calculations of EBIT and EBITDA may not be comparable to similarly titled measures reported by other companies.

                                                                Woodhead/2001/AR


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS FOR 2001, 2000 AND 1999

We develop, manufacture and market electronic and industrial communications products, primarily serving the global automation and control markets with connectivity solutions and specialty electrical products. Through our Industrial Communications and Connectivity Segment (Connectivity Segment, or Connectivity) we provide the industrial automation industry with a single, worldwide source for industrial communications and connectivity solutions. Our product lines, comprising six industry-leading brands, SST(TM), Brad Harrison(R), mPm(TM), RJ Lnxx(R), applicom(R), and NetAlert(TM) make us the premier supplier of application-specific connectivity solutions. Our Electrical Safety & Specialty Segment (Electrical Segment, or Electrical) manufactures highly customized products to support enhanced safety and productivity on the factory floor. We sell our products to stocking distributors, original equipment manufacturers
(OEM) and system integrators. Our direct sales force, as well as manufacturers' agencies, service our customers and promote our products to end-customers.

We have operations in nine countries outside the United Sates, and fluctuations in foreign currency exchange rates can significantly impact our results of operations and financial condition.


SALES
Our sales declined 3.4% in fiscal year 2001, grew 14.6% in fiscal year 2000 and 14.2% in fiscal year 1999.


2001 COMPARED WITH 2000
In 2001 sales were adversely affected by economic conditions in domestic and international markets. In the first two quarters of the year we benefited from a robust telecom/datacom sector with sales increasing despite weak economic conditions in the overall U.S. manufacturing market. As the year progressed we witnessed a sharp decline in virtually every measure of industrial activity. The telecom/ datacom and automotive manufacturing sectors, two important markets for our products, experienced significant slowdowns and the demand for our products declined. During the year we were able to limit the sales decline by focusing on new products and new markets in support of our strategic emphasis on the growth of our Connectivity Segment.

Sales from new Connectivity products introduced during the last three years were $41.5 million in 2001, and $33.0 million in 2000. In addition, the acquisition of Applicom International in the second quarter of 2001 added $5.7 million in sales. Connectivity sales accounted for 66% of our total revenue in 2001.

Electrical's new product sales were $9.2 million in 2001, and $8.9 million in 2000.

Overall new products sales accounted for 27% in 2001, and 21% in 2000. In 2001 overall unit volumes declined by less than 1%, and selling prices declined by less than 1%, principally due to competitive pressure.


2000 COMPARED WITH 1999
In 2000 revenue growth was driven primarily by strong sales in our Connectivity Segment, which grew by 22.3%, and accounted for 65% of total sales. This increase was principally attributable to new products introduced during the last three years, which represented $33.0 million of sales in 2000 and compares favorably to the $10.0 million recorded in 1999. Additionally, the ongoing strength in major capital investments in the automotive, machine tool and material-handling industries served by our OEM customers contributed to our Connectivity growth as well.

Sales in our Electrical Segment grew by 2.9% in 2000. This rate of growth was attributable to a less favorable economic climate for infrastructure development, particularly in Europe.

Overall unit volumes grew by 18%, while selling prices declined by 1%, primarily due to competitive pressure.


SALES BY REGION
Sales to customers in the United States were $122.4 million in 2001, $130.1 million in 2000, and $105.1 million in 1999. Sales to customers outside the U.S. were $67.8 million in 2001, $66.9 million in 2000 and $66.7 million in 1999. In 2001 European sales declined in our traditional Connectivity products due to the slowing economy but this was more than offset by revenues at our Applicom subsidiary, which we acquired in February 2001. Sales to customers in Canada declined by 16%, and rose slightly to customers in the Far East.

We collected 34%, 33%, and 37% of our revenue in foreign currencies during 2001, 2000, and 1999, respectively. Since much of our international manufacturing costs and operating expenses are also incurred in local currencies, the impact of exchange rates on reported net income is partially mitigated. In 2001 and 2000 our operating results were negatively affected by the translation impact of a weak Euro. Measured in constant 2000 Dollars, sales growth in markets outside the United States was 9% in 2001, as compared to the 1% growth reported.

Woodhead/2001/AR


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (continued)


BACKLOG
The backlog of unfilled orders stood at $13.8 million, $19.2 million, and $12.4 million at the end of 2001, 2000, and 1999, respectively. The decline in telecom/datacom markets in the second half of 2001 and the general slow worldwide economic conditions were the causes for the lower backlog. Connectivity products accounted for the decrease as well as the majority of the absolute level of backlog. Applicom's backlog was not material.


GROSS PROFIT
Gross profit as percent of sales was 39.8% in 2001. The decline in the gross profit rate from prior years was caused principally by lower plant utilization resulting from reduced volume in our Electrical Segment. LIFO expense reduced gross profit by $0.2 million.

Gross profit as a percent of sales was 41.5% in 2000. A shift in the sales mix in the Electrical Segment to industrial workstations, which carry lower profit margins than our other product lines, accounted for the majority of the decline in overall gross profit margins in 2000. Additionally, LIFO expense impacted gross profits unfavorably by $0.1 million in 2000.

In 1999 we had a reduction of the LIFO reserve requirement, which favorably impacted our gross profit in the amount of $0.7 million. In 1999 net cost savings, arising from higher capacity utilization, among other factors, increased gross profits by $1.5 million. These operational improvements were offset partially by selling price reductions of $0.6 million.


OPERATING EXPENSES
Operating expenses as percent of sales were 30.0% in 2001, 29.1% in 2000, and 30.7% in 1999. We started to reduce spending in all our operations early in 2001 when we saw the slowdown in our primary markets. The resulting savings, however, were offset partially by additional operating expenses at Applicom.

In 2000 we centralized our management of sales to distributors, which integrated the sales responsibility for our various Connectivity and Electrical brands in established market channels in North and South America. We also added a new president for our Asia/Pacific operations to manage our overall Far East operations. Both of these actions drove sales growth faster than operating expenses in 2000. In 1999 the full year impact of operations at SST and mPm increased operating expenses by $6.2 million.


SEGMENT OPERATING INCOME
Income from operations in our Connectivity Segment declined 18.2% in 2001, and grew 55.6% in 2000, and 7.1% in 1999. The decline in 2001 was primarily due to additional operating expenses at Applicom and lower sales in the existing businesses. The primary factors for the growth in 2000 were our sales growth of 22.4%, the improved performance of SST, and control of operating expenses in relation to our sales growth.

Income from operations in our Electrical Segment declined 38.2%, 4.7%, and 1.2% in 2001, 2000, and 1999 respectively. The decline in 2001 was a result of reduced sales volumes and lower plant utilization.


OTHER EXPENSE
Interest expense was $3.4 million in 2001, $3.1 million in 2000, and $3.5 million in 1999, which primarily represented interest paid on our long-term debt incurred in connection with the mPm and SST acquisitions in 1998. Additionally, during 2001 we incurred interest expense on loans under our bank revolving credit agreements to temporarily finance the Applicom acquisition. Interest income was earned on short-term deposits of operating cash.

In 2001 we wrote off our investment in Symphony Systems, and charged $1.9 million to Other expense. We believe that the fair value of this equity investment is zero. We are negotiating with other investors to recover a portion of this investment. However, there can be no guarantee that we will be able to recover any sum. Other expense primarily reflected foreign exchange losses in 2000 and foreign exchange gains in 1999.

NET INCOME
Net income was $7.8 million or 4.1% of sales in 2001, $13.1 million or 6.7% of sales in 2000, and $10.9 million or 6.3% of sales in 1999. Applicom was slightly dilutive to net income in 2001.

In 2001 we could not tax-effect the $1.9 million write-off of our investment in Symphony Systems, which increased our effective tax rate to 42.2%. There is no tax benefit for the investment impairment loss because corporations may only use capital losses to offset capital gains. We cannot be assured that we can generate sufficient capital gains during the five-year carry-over period to recognize the tax benefit of this capital loss. Effective tax rates for 2000 and 1999 were 37.0% and 36.5%, respectively. The 2001 and 2000 tax rates reflect research and development tax credits in the United States as well as abroad. A state tax refund in Michigan for prior years, as well as foreign tax credits, lowered the 1999 effective tax rate.

                                                                Woodhead/2001/AR


FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

ASSETS
At fiscal year-end 2001 we had $4.2 million in cash and short-term investments. The decline in our cash balance was due principally to the $14.7 million we paid for Applicom as well as the payments for our new plant in Mexico, partially offset by strong operating cash flow of $23.4 million during the year.

On November 22, 1999 we completed an equity investment in Symphony Systems, accounted for under the cost method. The $1.9 million investment was funded through cash on-hand. Symphony Systems is developing a comprehensive, open architecture solution for web-based equipment application software. Subsequent to the balance sheet date we became aware of information that makes us believe that this investment has a fair value of zero. Consequently, we have written off the full amount of this equity investment.

Included in OTHER ASSETS is the fair market value of our Italian Lira swap of $2.8 million. Working capital decreased to $41.4 million from $46.3 mainly due to the decrease in cash and short-term investments. Inventories increased mainly due to the Applicom acquisition.

We continue to invest in property and equipment, including new machinery, computer systems and facilities. On October 10, 2000, we announced plans to build a second manufacturing facility in Juarez, Mexico to migrate U.S. production to a lower cost labor market. The current and new Juarez plants are manufacturing resources for all of our North American subsidiaries. This investment project required $4.4 million of cash in 2001 and, we estimate, will require an additional $2.5 million in 2002 to complete. We are financing this project through cash on-hand.

Our cash and short-term investments are available for strategic investments, acquisitions, and other potential cash needs that may arise. We believe that existing cash and short-term investments, together with funds generated from operations, will be sufficient to meet our operating requirements in 2002.


LIABILITIES
At fiscal year-end 2001 we had $45.4 million of long-term debt outstanding, and we had unused credit facilities that provide for additional borrowings of up to $25.0 million. For additional information on debt covenants, see Note 2 A, LONG-TERM DEBT.


CASH FLOWS
Net cash flows provided by operating activities was $23.4 million in 2001, which increased from $21.9 million in 2000, and $13.1 million in 1999. In 2001, better management of accounts receivable increased our operating cash flows, while the reduction of accrued expenses, mainly compensation related, and lower net income reduced cash flows from operations. The increase for amortization and depreciation is attributable mainly to our Applicom acquisition. The write-off of Symphony Systems was a $1.9 million non-cash charge in 2001. Operating cash flows in 2000 increased as a result of higher income from operations, reduced inventory levels, and higher accrued expenses, mainly compensation related. This increase was offset partially by an increase in accounts receivable due to higher sales levels. In 1999 net cash provided by operating activities increased as a result of higher operating income, partially offset by increased accounts receivable and inventory levels due to higher sales levels. Additionally, lower accrued expenses, principally due to the Italian Lira swap, increased our cash flows from operating activities in 1999.

In 2001 we invested $10.0 million on capital additions and $14.7 million for our Applicom acquisition. Net cash used for investing activities increased in 2000 due to the investment in Symphony Systems. We made no acquisitions in 1999.

Net cash used for financing activities in 2001, 2000 and 1999 represent the repayment of long-term debt in the amounts of $0.5 million, $2.1 million and $5.9 million, respectively, and dividend payments to our shareholders of $4.1 million, $4.1 million and $4.0 million, respectively.


FINANCIAL INSTRUMENTS
In our global operating activities, and in the normal course of our business, we are exposed to changes in foreign currency exchange rates that may adversely affect our results of operations and financial condition. We seek to minimize those risks through our regular operating activities and, when deemed appropriate, through the use of financial instruments. We use financial instruments to selectively hedge our foreign currency risk and do not use financial instruments for speculative purposes. For additional details on our foreign exchange exposures, see Note 2 C, DERIVATIVE FINANCIAL INSTRUMENTS.

Woodhead/2001/AR


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (continued)


CONTINGENT LIABILITIES AND ENVIRONMENTAL MATTERS
Our operations are subject to international, federal, state and local environmental laws and regulations. We are party to an environmental matter, which obligates us to investigate, remediate or mitigate the effects on the environment of the release of certain substances at one of our manufacturing facilities. It is possible that this matter could affect cash flows and results of operations. For additional details on the environmental exposure, see Note 15, CONTINGENT LIABILITIES.


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

Growth in costs and expenses, changes in product mix, and the impact of acquisitions, restructuring, divestitures and other unusual items, that could result from evolving business strategies, could affect future results. Changes in the U.S. tax code and the tax laws in other countries can affect our net earnings. Claims have been brought against us and our subsidiaries for various legal, environmental, and tax matters, and additional claims arise from time to time. It is possible that our cash flows and results of operations could be affected by the resolution of these matters.

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

                                                                Woodhead/2001/AR


CONSOLIDATED BALANCE SHEETS

As of September 29, 2001 and September 30, 2000
(Amounts in thousands)

                                                                                2001           2000
----------------------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and short-term investments                                         $   4,156      $   8,702
   Accounts receivable                                                        31,150         32,947
   Inventories                                                                23,743         22,843
   Prepaid expenses                                                            2,726          3,081
   Refundable income taxes                                                       781            570
   Deferred income taxes                                                       3,892          3,623
----------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                          66,448         71,766
Property, plant and equipment, net                                            65,599         60,438
Other intangible assets, net                                                   1,314             --
Goodwill, net                                                                 27,002         21,368
Deferred income taxes                                                          3,283          3,179
Other assets                                                                   3,222          5,708
----------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                               $ 166,868      $ 162,459
----------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current liabilities
   Accounts payable                                                        $   9,544      $   8,896
   Accrued expenses                                                           13,719         16,417
   Income taxes payable                                                        1,468            143
   Current portion of long-term debt                                             279             --
----------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                     25,010         25,456
Long-term debt                                                                45,400         45,000
Deferred income taxes                                                          1,292          1,418
Other liabilities                                                              2,447          2,625
----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                             74,149         74,499

STOCKHOLDERS' INVESTMENT
Common stock at par (shares issued: 11,568 in 2001 and 11,418 in 2000)        11,568         11,418
Additional paid-in capital                                                    13,979         12,360
Deferred stock compensation                                                     (352)          (241)
Accumulated other comprehensive loss                                          (7,645)        (7,047)
Retained earnings                                                             75,169         71,470
----------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' INVESTMENT                                                92,719         87,960
----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT                             $ 166,868      $ 162,459
----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

Woodhead/2001/AR


CONSOLIDATED STATEMENTS OF INCOME

For the years ended September 29, 2001, September 30, 2000 and October 2, 1999 (Amounts in thousands, except per share data)

                                                       2001           2000           1999
------------------------------------------------------------------------------------------
Net sales                                         $ 190,186      $ 196,932      $ 171,783
   Cost of sales                                    114,493        115,195         98,702
------------------------------------------------------------------------------------------
Gross profit                                         75,693         81,737         73,081
Operating expenses:
   Engineering and product development                7,822          7,000          6,169
   Marketing and sales                               26,791         27,607         26,392
   General and administrative                        22,365         22,715         20,132
------------------------------------------------------------------------------------------
Income from operations                               18,715         24,415         20,388
Interest expense                                      3,407          3,137          3,534
Interest income                                        (282)          (205)          (105)
Other expense (income), net                           2,034            635           (193)
 -----------------------------------------------------------------------------------------
Income before income taxes                           13,556         20,848         17,152
Provision for income taxes                            5,722          7,716          6,258
------------------------------------------------------------------------------------------
NET INCOME                                        $   7,834      $  13,132      $  10,894
------------------------------------------------------------------------------------------
Earnings per share
   Basic                                          $    0.68      $    1.16      $    0.98
   Diluted                                        $    0.66      $    1.12      $    0.96
Weighted average number of shares outstanding
   Basic                                             11,488         11,338         11,101
   Diluted                                           11,810         11,680         11,372
------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                                                                Woodhead/2001/AR


CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended September 29, 2001, September 30, 2000 and October 2, 1999 (Amounts in thousands)

                                                                    2001           2000           1999
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year                                        $   7,834      $  13,132      $  10,894
Adjustments to reconcile net income to net
   cash flows from operating activities:
Depreciation and amortization                                     11,221         10,285         10,277
Write-off of investment in Symphony Systems                        1,925             --             --
(Increase) Decrease in:
   Accounts receivable                                             3,952         (5,784)        (2,484)
   Inventories                                                        14           (117)        (4,668)
   Prepaid expenses                                                  790           (238)           524
   Deferred income taxes and other assets                           (237)           301         (1,008)
(Decrease) Increase in:
   Accounts payable                                                   94            917            736
   Accrued expenses                                               (3,562)         2,508         (3,132)
   Income taxes payable                                            1,221         (1,379)           429
   Deferred income taxes                                            (126)         1,418             --
   Tax benefit from employee stock options                           593          1,009            356
   Other liabilities                                                (284)          (135)         1,204
-------------------------------------------------------------------------------------------------------
Net cash flows provided by operating activities                   23,435         21,917         13,128
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property, plant & equipment                      (10,019)        (8,224)        (7,780)
   Acquisition of Applicom (less cash acquired)                  (14,722)            --             --
   Investment in Symphony Systems                                     --         (1,925)            --
   Dispositions of property, plant & equipment                       140            836              2
-------------------------------------------------------------------------------------------------------
Net cash used for investing activities                           (24,601)        (9,313)        (7,778)
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   (Decrease) Increase in short-term debt                             --           (125)           125
   Decrease in long-term debt                                       (449)        (2,120)        (5,880)
   Sales of stock                                                  1,065            291          1,488
   Dividend payments                                              (4,135)        (4,081)        (3,993)
-------------------------------------------------------------------------------------------------------
Net cash used for financing activities                            (3,519)        (6,035)        (8,260)
-------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATES                                             139            708          1,412
-------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND SHORT-TERM INVESTMENTS        (4,546)         7,277         (1,498)

Cash and short-term investments at beginning of year               8,702          1,425          2,923
-------------------------------------------------------------------------------------------------------
Cash and short-term investments at end of year                 $   4,156      $   8,702      $   1,425
-------------------------------------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW DATA
Cash paid during the year for:
   Interest                                                    $   3,384      $   3,154      $   3,555
   Income taxes                                                    4,789          7,814          6,344
-------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

Woodhead/2001/AR


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended September 29, 2001, September 30, 2000 and October 2, 1999 (Amounts in thousands)

                                                                               2001           2000           1999
------------------------------------------------------------------------------------------------------------------
Net income                                                                $   7,834      $  13,132      $  10,894
Other comprehensive income (loss), before tax
   Accumulated foreign currency translation adjustment before tax            (1,052)        (4,930)          (841)
   Unrealized gain on cash flow hedging instrument                              544             --             --
   Minimum pension liability adjustment                                         (90)            --             --
   Income tax (expense) benefit related to other comprehensive income            --             --             --
------------------------------------------------------------------------------------------------------------------
Comprehensive income, net of tax                                          $   7,236      $   8,202      $  10,053
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.





CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

For the years ended September 29, 2001, September 30, 2000 and October 2, 1999 (Amounts in thousands, except share data)

                                                                                            Accumulated
                                                               Additional      Deferred           Other                       Total
                                                      Common      Paid-in         Stock   Comprehensive     Retained  Stockholders'
                                                       Stock      Capital  Compensation   Income (Loss)     Earnings     Investment
------------------------------------------------------------------------------------------------------------------------------------
Balance October 3, 1998                            $  11,032    $   9,276            --      $  (1,276)    $  55,518      $  74,550
   Net income for the year                                --           --            --             --        10,894         10,894
   Translation adjustment                                 --           --            --           (841)           --           (841)
   Cash dividends, $.36 per share                         --           --            --             --        (3,993)        (3,993)
   Stock option plans                                    205        1,954          (315)            --            --          1,844
------------------------------------------------------------------------------------------------------------------------------------
Balance October 2, 1999                               11,237       11,230          (315)        (2,117)       62,419         82,454
   Net income for the year                                --           --            --             --        13,132         13,132
   Translation adjustment                                 --           --            --         (4,930)           --         (4,930)
   Cash dividends, $.36 per share                         --           --            --             --        (4,081)        (4,081)
   Stock option plans                                    181        1,130            74             --            --          1,385
------------------------------------------------------------------------------------------------------------------------------------
Balance September 30, 2000                            11,418       12,360          (241)        (7,047)       71,470         87,960
   Net income for the year                                --           --            --             --         7,834          7,834
   Translation adjustment                                 --           --            --         (1,052)           --         (1,052)
   Unrealized gain on cash flow hedging instrument        --           --            --            544            --            544
   Minimum pension liability adjustment                   --           --            --            (90)           --            (90)
   Cash dividends, $.36 per share                         --           --            --             --        (4,135)        (4,135)
   Stock option plans                                    150        1,619          (111)            --            --          1,658
------------------------------------------------------------------------------------------------------------------------------------
Balance September 29, 2001                         $  11,568    $  13,979     $    (352)     $  (7,645)    $  75,169      $  92,719
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                                                                Woodhead/2001/AR


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands, except per share data)


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

We continue to follow the practice of ending our fiscal year on the Saturday closest to September 30, which resulted in 52-week periods in 2001, 2000, and 1999.

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

D.  LONG-LIVED ASSETS
Long-lived assets include:

* Property, plant and equipment - These assets are recorded at original cost and increased by the cost of significant improvements after purchase. We depreciate the cost evenly over the assets' estimated useful lives, using the straight-line method. Maintenance and repairs are charged to expense as incurred. We remove the cost of property retired or otherwise disposed of from the property accounts, accumulated depreciation from the related reserves, and reflect the net gain or loss in income.
* Other intangible assets - When accounting for acquisitions under the purchase method of accounting, we allocate the purchase price to the fair values of tangible and intangible assets. Intangible assets include trade names, assembled work force and non-compete agreements. We amortize those intangible assets over periods ranging from 3 to 15 years.
* Goodwill - Goodwill represents the difference between the purchase price of acquired businesses and the fair value of their net assets, when accounted for under the purchase method of accounting. We amortize goodwill over periods not exceeding 40 years.
* Other assets - Other assets include an unrealized gain on a foreign exchange swap contract. Subsequent to September 29, 2001 we became aware of information that makes us believe that the decline in fair value of our investment in Symphony Systems is other than temporary. We believe that the fair value of this investment, which was accounted for under the cost method, is zero. Consequently, we have written off the entire carrying amount of $1.9 million in 2001.

We review long-lived assets to assess recoverability from future operations using undiscounted cash flows. When necessary, we record charges for impairments of long-lived assets for the amount by which the carrying value of these assets exceeds the present value of future cash flows. We continually evaluate the periods of amortization and depreciation assigned to our assets to determine whether events or circumstances warrant revised estimates of useful lives.

E.  FOREIGN CURRENCY TRANSLATION
Most of our international operations maintain their records in their local currencies, which are also their functional currencies. We translate assets and liabilities to their U.S. Dollar equivalents at rates in effect at the balance sheet date, and record translation adjustments in ACCUMULATED OTHER COMPREHENSIVE LOSS included in STOCKHOLDERS' INVESTMENT. We translate Statement of Income accounts at average rates for the period. We translate the financial statements of our Mexican operation, whose functional currency is the U.S. Dollar, using both current and historic exchange rates and record translation adjustments in OTHER EXPENSE.

F.  STOCK-BASED COMPENSATION
We grant options to our directors, officers, and key employees. The exercise price of stock options granted equals the market price on the date of grant. In accordance with Statement of Financial Accounting Standards (SFAS) No. 123:
ACCOUNTING FOR STOCK-BASED COMPENSATION, we elected to account for our stock-based compensation under Accounting Principles Board Opinion (APB) No. 25:
ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. In general, we do not record expense related to stock option grants. During fiscal year 2000, we adopted FASB Interpretation (FIN) No. 44: ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION, which clarifies the application of APB 25 for certain issues. Our previous policies were essentially in compliance with the provisions of this interpretation, therefore adoption of FIN 44 did not have a material effect on our results of operations.

G.  REVENUE RECOGNITION
We recognize revenue upon transfer of title at the time of shipment (FOB shipping point), when all significant contractual obligations have been satisfied, the price is fixed or determinable, and collectibility is reasonably assured. We sell our products to stocking distributors, system integrators, as well as directly to OEM customers.

Woodhead/2001/AR


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF ACCOUNTING POLICIES (continued)

We provide for warranty costs, sales returns, sales incentives, price adjustments, and other allowances at the time of shipment, based on prior claims experience and other quantitative and qualitative factors. During fiscal year 2000 we adopted Emerging Issues Task Force (EITF) Issue No. 00-14: ACCOUNTING FOR CERTAIN SALES INCENTIVES, which addresses the recognition, measurement, and income statement classification for sales incentives that a company offers to its customers for use in a single exchange transaction. Our previous policies were essentially in compliance with the provisions of this opinion, therefore adoption of EITF No. 00-14 did not have a material impact on our results of operations.

H.  SHIPPING AND HANDLING COSTS
All shipping and handling costs charged to costumers are recorded as NET SALES and all related expenses are included in COST OF SALES.

In September 2000, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 00-10: ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS. This consensus states that amounts billed to customers for shipping and handling costs should be classified as revenues. We have adopted this consensus in the fourth quarter of fiscal year 2001 and reclassified billings to customers for freight and handling into NET SALES, and reclassified charges into COST OF SALES. Previously, we netted those charges against NET SALES. The impact of this change was to increase previously reported NET SALES and COST OF SALES. Reported GROSS PROFIT, INCOME FROM OPERATIONS and NET INCOME did not change.

I.  ADVERTISING
We expense advertising and promotional costs in the period incurred.

J.  RESEARCH AND DEVELOPMENT
We expense research and development costs in the period incurred.

K.  RECENTLY ISSUED ACCOUNTING STANDARDS
In December 1999 the Securities and Exchange Commission (SEC) issued Staff Accounting Bulleting (SAB) No. 101: REVENUE RECOGNITION IN FINANCIAL STATEMENTS. This SAB summarizes certain of the SEC staff's views in applying Generally Accepted Accounting Principles to revenue recognition in financial statements. In June 2000, the SEC issued SAB 101B, which delayed the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. We have adopted this standard in the fourth quarter of fiscal year 2001. Our previous policies were essentially in compliance with the provisions of this SAB, therefore adoption of SAB No. 101 did not have a material impact on our results of operations.

On October 2, 2000, we adopted SFAS No. 133: ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended by SFAS No. 137 and SFAS No. 138. Upon adoption, in accordance with the provisions of SFAS No. 133, we recorded a transition adjustment to recognize our derivative instruments at fair value, to recognize the ineffective portion of cash flow hedges, and to recognize the difference (attributable to the hedged risks) between the carrying values and fair values of related hedged assets and liabilities. Adoption of SFAS 133 and related pronouncements did not have a material effect on our cash flows, results of operations or financial condition.

In July 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 141: BUSINESS COMBINATIONS, and SFAS No. 142: GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under the non-amortization approach, goodwill and certain intangibles will not be amortized into operating expenses, but instead will be reviewed for impairment and written down and charged to operating expenses only in the periods in which the recorded value of goodwill and certain intangibles exceeds its fair value. We will adopt the provisions of those statements at the beginning of our fiscal year 2002. As a result we will no longer amortize goodwill, which will reduce our operating expenses by approximately $1.6 million per year. Impairment reviews may result in future periodic write-downs.

In August 2001, the FASB issued SFAS No. 144: ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS, which will become effective for us in fiscal year 2003. We are currently evaluating the impact this new rule will have on our cash flows, results of operations or financial condition.

                                                                Woodhead/2001/AR


2.  FINANCIAL INSTRUMENTS

A.  LONG-TERM DEBT
In September 1998, we issued $45.0 million of Senior Guaranteed Notes to refinance bank borrowings related to the acquisitions of SST and mPm. The remainder of long-term debt is carried by our Applicom subsidiary and is payable in Euros. Long-term debt at the balance sheet dates consisted of the following:

                                                              2001        2000
--------------------------------------------------------------------------------
4.1%-6.6% Notes, due 2003 - 2007                          $    400    $     --
6.64% Notes, Due September 30th,
   annually, 2002-2008                                      30,000      30,000
6.81% Notes, Due September 30th,
   annually, 2004-2013                                      15,000      15,000
--------------------------------------------------------------------------------
Total long-term debt                                      $ 45,400    $ 45,000
--------------------------------------------------------------------------------
Current portion not included above                        $    279    $     --
--------------------------------------------------------------------------------

Long-term debt outstanding at September 29, 2001 matures as follows:

               Fiscal Year                                    Amounts maturing
--------------------------------------------------------------------------------
                      2002                                            $    279
                      2003                                               4,393
                      2004                                               5,821
                      2005                                               5,766
                      2006                                               5,720
                after 2006                                            $ 23,700
--------------------------------------------------------------------------------

Under the various funding arrangements, we are required, among other restrictions, to maintain a consolidated net worth, as defined, of not less than $67.4 million and a debt to EBITDA ratio, as defined, of not more than 2.5 to 1. In addition, there are certain restrictions on the creation or assumption of any lien or security interest upon any of our assets. We are in compliance with all provisions of our funding arrangements.

B.  SHORT-TERM BORROWINGS
At September 29, 2001 we had unused revolving credit agreements with a bank that provide for borrowings of up to $25.0 million at the bank's prime or offered rate. These agreements expire on February 28, 2004. At September 29, 2001 and at September 30, 2000 we had no short-term borrowings.

C.  DERIVATIVE FINANCIAL INSTRUMENTS
In our global operating activities, and in the normal course of our business, we are exposed to changes in foreign currency exchange rates, which may adversely affect our results of operations and financial condition. We seek to minimize those risks through our regular operating activities and, when deemed appropriate, through the use of derivative financial instruments. We use financial instruments to selectively hedge our foreign currency risk, and do not use financial instruments for speculative purposes.

In 1998 we entered into a foreign currency swap agreement with an AA- rated counterparty to hedge a portion of our cash flows from our Italian subsidiary. Under the terms of the agreement, we will swap 35.52 billion Lire for 20.0 million U.S. Dollars over a period of 8 years. In addition, the contract provides for us to make annual interest payments of 6.50% on the outstanding Lira balance, and to receive 7.43% annual interest on the outstanding U.S. Dollar balance. While the hedge is denominated in Italian Lire today, it will be re-denominated in Euros when the European Monetary Union takes effect, resulting in the exact economic equivalent of the original ITL/USD swap. The following table describes the values to be exchanged over the next five years relating to the Lira swap:

                                                         US. Dollars
                                             -----------------------------------
                                                Amortizing         Outstanding
Maturity                                            Amount     Notional Amount
--------------------------------------------------------------------------------
9/30/02                                           $  3,000            $ 11,000
9/30/03                                              3,000               8,000
9/30/04                                              3,000               5,000
9/30/05                                              3,000               2,000
9/30/06                                           $  2,000            $     --
--------------------------------------------------------------------------------

                                                        Italian Lire
                                             -----------------------------------
                                                Amortizing         Outstanding
Maturity                                            Amount     Notional Amount
--------------------------------------------------------------------------------
9/30/02                                      ITL 5,328,000      ITL 19,536,000
9/30/03                                          5,328,000          14,208,000
9/30/04                                          5,328,000           8,880,000
9/30/05                                          5,328,000           3,552,000
9/30/06                                      ITL 3,552,000      ITL         --
--------------------------------------------------------------------------------

We recorded the difference between the carrying values and fair values of related hedged assets and liabilities of $0.5 million in ACCUMULATED OTHER COMPREHENSIVE LOSS to recognize deferred net gains on derivatives designated as cash flow hedges, and a net increase in OTHER ASSETS of approximately $0.5 million during the year just ended. We base the fair value for our cross-currency swap on the cost estimate to terminate the agreement.

Woodhead/2001/AR


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.  FINANCIAL INSTRUMENTS (continued)

D.  FAIR VALUE
$45.0 million of our long-term debt is denominated in U.S. Dollars, the remainder is denominated in Euros, and carries fixed interest. We base the fair value of our long-term debt on market, or dealer quotes. The difference between fair and carrying values of our financial instruments, other than the swap, were not material at the balance sheet dates.

3.  ACCOUNTS RECEIVABLE

We reduce our accounts receivable balance to account for reserves for doubtful accounts, sales returns, warranties, and allowances. The table below shows the activity in our accounts receivable reserves during the fiscal years:

                                                2001         2000         1999
--------------------------------------------------------------------------------
Beginning balance                           $  1,611     $  1,439     $  1,089
Charged to costs and expenses                    228           71          113
Write-offs                                       (65)         (88)        (121)
Price adjustments charged to net sales            70          189          358
--------------------------------------------------------------------------------
Ending balance                              $  1,844     $  1,611     $  1,439
--------------------------------------------------------------------------------

4.  INVENTORIES

Inventories at the balance sheet dates were comprised of the following:

                                                             2001         2000
--------------------------------------------------------------------------------
Inventories valued using FIFO                            $ 16,223     $ 13,956
--------------------------------------------------------------------------------
Inventories valued using LIFO:
   At FIFO cost                                            12,200       13,373
   Less: Reserve to reduce to LIFO                         (4,680)      (4,486)
------------------------------------------------------------------------------
LIFO Inventories                                            7,520        8,887
--------------------------------------------------------------------------------
Total Inventories                                        $ 23,743     $ 22,843
--------------------------------------------------------------------------------

Inventory composition using FIFO
   Raw materials                                         $ 17,143     $ 17,393
   Work-in-process and finished goods                      11,280        9,936
------------------------------------------------------------------------------
Total Inventories at FIFO                                $ 28,423     $ 27,329
--------------------------------------------------------------------------------

Had we used the FIFO method for all inventories, NET INCOME would have been $0.1 million higher in 2001, $0.1 million higher in 2000, and $0.4 million lower in 1999.

5.  PROPERTY, PLANT AND EQUIPMENT

During fiscal year 2000 we adopted Statement of Position (SOP) 98-1: ACCOUNTING FOR THE COST OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. Our previous policies were essentially in compliance with the provisions of this statement, therefore adoption of SOP 98-1 did not have a material effect on our results of operations. Net property, plant and equipment (PP&E) at the balance sheets dates was as follows:

Asset Description                                           2001          2000
--------------------------------------------------------------------------------
Land                                                   $   4,173     $   3,966
Buildings and improvements                                27,128        22,245
Machinery and equipment                                   29,814        26,993
Dies and molds                                            25,976        24,074
Software technology                                       29,732        26,309
Furniture and office equipment                            20,333        20,248
--------------------------------------------------------------------------------
Total PP&E, at cost                                      137,156       123,835

Less: Accumulated
   depreciation and amortization                         (71,557)      (63,397)
--------------------------------------------------------------------------------
PP&E, net                                              $  65,599     $  60,438
--------------------------------------------------------------------------------

The carrying values of fixed assets are impacted by fluctuations in foreign exchange rates. We depreciate fixed assets using the straight-line method over the following periods:

Asset Description                                                   Asset Life
--------------------------------------------------------------------------------
Buildings and improvements                                      20 to 40 years
Machinery and equipment                                          3 to 12 years
Dies and molds                                                    4 to 5 years
Software technology                                                    9 years
Furniture and office equipment                                   3 to 10 years
--------------------------------------------------------------------------------

In the second quarter of fiscal year 2001 we acquired the business and certain assets of Applicom International, including software technology with a fair value of approximately $4.8 million. We amortize the capitalized software over a period of nine years, which we believe is appropriate for these types of industrial software. The remainder of capitalized software technology relates to our SST subsidiary.

                                                             2001         2000
--------------------------------------------------------------------------------
Software technology                                      $ 29,732     $ 26,309
Accumulated amortization                                   (9,140)      (6,325)
--------------------------------------------------------------------------------
Software technology, net                                 $ 20,592     $ 19,984
--------------------------------------------------------------------------------

                                                                Woodhead/2001/AR


6.  GOODWILL AND OTHER INTANGIBLE ASSETS

In the second quarter of fiscal year 2001 we purchased the businesses and certain assets of Applicom International, and as a result of applying the purchase method of accounting, we recorded goodwill in the amount of $6.4 million, which we are amortizing over 20 years. We also recorded other intangible assets in the amount of $1.5 million, which we are amortizing over periods of 3 to 15 years. With the adoption of SFAS 142 in fiscal year 2002, we will reclassify approximately $0.4 million of OTHER INTANGIBLE ASSETS into GOODWILL and stop amortizing this portion. Essentially all goodwill relates to our Connectivity Segment.

                                                             2001         2000
--------------------------------------------------------------------------------
Goodwill                                                 $ 32,279     $ 25,033
Accumulated amortization                                   (5,277)      (3,665)
--------------------------------------------------------------------------------
Goodwill, net                                            $ 27,002     $ 21,368
--------------------------------------------------------------------------------

The carrying values of goodwill are impacted by fluctuations in foreign exchange rates.

Other intangible assets at the balance sheet dates were:

                                                             2001         2000
--------------------------------------------------------------------------------
Other intangible assets                                  $  1,460           --
Accumulated amortization                                     (146)          --
--------------------------------------------------------------------------------
Other intangible assets, net                             $  1,314           --
--------------------------------------------------------------------------------

7.  ACCRUED EXPENSES

Accrued expenses at the balance sheet dates were as follows:

                                                              2001        2000
--------------------------------------------------------------------------------
Pension and profit-sharing                                $  3,833    $  4,140
Payroll                                                      3,379       4,262
Taxes                                                        1,187       1,270
Commissions                                                    888       1,476
Environmental                                                  452         234
All other                                                    3,980       5,035
--------------------------------------------------------------------------------
Total Accrued Expenses                                    $ 13,719    $ 16,417
--------------------------------------------------------------------------------

8.  LEASE COMMITMENTS

We lease properties for use in our operations. In addition to rent, the leases require us to directly pay for taxes, insurance, maintenance, and other operating expenses, or to pay higher rent when operating expenses increase. Total lease expenses were $1.0 million, $0.9 million, and $0.9 million, for fiscal years 2001, 2000, and 1999, respectively. The following table shows future minimum lease commitments under non-cancelable lease-terms in excess of one year at September 29, 2001:

               Fiscal Year                                   Lease Commitments
--------------------------------------------------------------------------------
                      2002                                               $ 749
                      2003                                                 663
                      2004                                                 584
                      2005                                                 373
                      2006                                                 377
                after 2006                                               $ 876
--------------------------------------------------------------------------------

9.  CAPITAL STOCK

A.  COMMON AND PREFERRED STOCK
Our total authorized stock is 40.0 million shares, consisting of 10.0 million shares of preferred stock, par value $0.01 per share, and 30.0 million shares of common stock, par value $1.00 per share. No shares of preferred stock have been issued to date. Common stock issued was 11.6 million and 11.4 million on September 29, 2001 and September 30, 2000, respectively.

In May, 1996, we adopted a new shareholder rights plan, effective upon termination of the previous rights plan, and declared a dividend distribution of one preferred stock purchase right ("Right") for each share of common stock outstanding. Each Right represents the right to purchase, if and when the Rights are exercisable, a unit consisting of one one-thousandth of a share ("Unit") of Series A Junior Participating Preferred Stock at a purchase price of $65 per unit, subject to adjustment. The exercise price and the number of shares issuable upon the exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights are evidenced by the common stock certificates and are not exercisable, or transferable apart from the common stock, until ten days after a person (i) acquires 15% or more of the common stock, or (ii) commences a tender offer, which would result in the ownership of 15% or more of the common stock, or the Board of Directors determines that any person has become an Adverse Person, as that term is defined in the plan. In the event any person becomes the beneficial owner of 15% or more of common stock or the Board of Directors declares a person an Adverse Person, each of the Rights (other than Rights held by the party triggering the Rights and certain transferees which are voided) becomes a discount right, entitling the holder to acquire common stock having a value equal to twice the Right's exercise price. In the event the Company is acquired in a merger or other business combination transaction (including one in which the Company is the surviving corporation), each Right will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of common stock

Woodhead/2001/AR


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.  CAPITAL STOCK (continued)

of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights do not have any voting rights and are redeemable, at the option of the Company, at a price of $0.01 per Right at any time until ten days after a person acquires beneficial ownership of at least 15% of the common stock. The Rights expire on May 29, 2006. So long as the Rights are not separately transferable, the Company will issue one Right with each new share of common stock issued.

B.  STOCK OPTION PLANS
We may grant stock options to directors, officers, and key employees under our stock option plans, at a price not less than the market value at the date of grant. Options issued to directors are exercisable 6 months after the grant date, and expire 5 years after the grant date. Of the options issued to employees in 2001, portions are exercisable one, two and three years after the grant date, and expire 10 years after the grant date. Options issued to employees before 2001 are exercisable one year after the grant date, and expire 10 years after the grant date. All granted options are subject to continuous employment and certain other conditions.

Amounts in the stock option plan tables are in Dollars and units.

                               Options outstanding
--------------------------------------------------------------------------------
                                                     Weighted
                                                      Average         Weighted
                                 Number             Remaining          Average
          Range of          Outstanding           Contractual         Exercise
   Exercise Prices         at 9/29/2001        Life, in years            Price
--------------------------------------------------------------------------------
         $5 -  $10              232,650                   8.4          $  7.96
         10 -   15              492,975                   7.9            12.01
         15 -   20              183,100                   7.9            15.85
          over $20              359,750                   7.4            20.49
--------------------------------------------------------------------------------
                              1,268,475                   7.8          $ 14.23
--------------------------------------------------------------------------------

                                Options exercisable
--------------------------------------------------------------------------------
                                                     Weighted
                                                      Average         Weighted
                                 Number             Remaining          Average
          Range of          Exercisable           Contractual         Exercise
   Exercise Prices         at 9/29/2001        Life, in years            Price
--------------------------------------------------------------------------------
         $5 -  $10              232,650                   8.4          $  7.96
         10 -   15              492,975                   7.9            12.01
         15 -   20              163,100                   7.9            15.46
          over $20              157,250                   7.2            20.39
--------------------------------------------------------------------------------
                              1,045,975                   7.9          $ 12.91
--------------------------------------------------------------------------------

The following table summarizes the activity for the plans:

                                                             Under Option
                                                     ---------------------------
                                                                      Weighted
                                          Shares                       Average
                                   Available for      Number of       Exercise
                                           Grant         Shares          Price
--------------------------------------------------------------------------------
Balance Oct. 3, 1998                     358,000      1,244,250     $     9.99
Granted                                 (237,900)       237,900          14.11
Exercised                                     --       (174,270)          6.93
Expired                                       --         (6,750)         10.33
Forfeited                                 19,100        (19,100)         15.33
Restricted Stock Grant                   (30,000)            --          10.31
--------------------------------------------------------------------------------
Balance Oct. 2, 1999                     109,200      1,282,030          11.08
Authorized                               550,000             --             --
Granted                                 (158,550)       158,550          10.90
Exercised                                     --       (245,005)          5.91
Expired                                       --         (2,250)          9.33
Forfeited                                 10,750        (10,750)         13.94
--------------------------------------------------------------------------------
Balance Sept. 30, 2000                   511,400      1,182,575          12.11
Granted                                 (255,500)       255,500          20.37
Exercised                                     --       (152,050)          7.79
Expired                                       --             --             --
Forfeited                                 17,550        (17,550)         19.73
Restricted Stock Grants                  (14,000)            --          18.64
--------------------------------------------------------------------------------
BALANCE SEPT. 29, 2001                   259,450      1,268,475     $    14.23
--------------------------------------------------------------------------------

We estimated the fair values using the Black-Scholes option-pricing model, modified for dividends, and used the following assumptions:

                                                   2001        2000       1999
--------------------------------------------------------------------------------
Expected dividend yield                           1.76%       3.34%       2.63%
Risk-free interest rate                           5.67%       6.59%       5.15%
Expected stock price volatility                  38.52%      34.01%      30.76%
Expected term until exercise,
   in years                                       7.31        7.35        7.56
--------------------------------------------------------------------------------

Weighted fair market
   value per share                             $  8.62     $  3.66     $  4.52
Total value of options granted,
   in thousands                                $ 2,089     $   573     $ 1,029
--------------------------------------------------------------------------------

                                                                Woodhead/2001/AR

We apply APB No. 25: ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations, including FIN 44: ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION in accounting for the plans. Accordingly, we did not recognize compensation expense related to option grants. We adopted the disclosure-only provisions of SFAS No. 123: ACCOUNTING FOR STOCK-BASED COMPENSATION. The following table summarizes results as if we had recorded compensation expense for the 2001, 2000, and 1999 option grants:

                                                  2001        2000        1999
--------------------------------------------------------------------------------
Net Income:
   As reported                                $  7,834    $ 13,132    $ 10,894
   Pro forma                                     7,247      12,659      10,279
Basic earnings per share:
   As reported                                $   0.68    $   1.16    $   0.98
   Pro forma                                      0.63        1.12        0.93
Diluted earnings per share:
   As reported                                $   0.66    $   1.12    $   0.96
   Pro forma                                      0.61        1.08        0.90
--------------------------------------------------------------------------------

The pro forma effect of stock option grants on results of operations may not be representative of the pro forma effect on results of operations for future years.

10. EARNINGS PER SHARE

The reconciliation between basic and diluted earnings per share is as follows:

                                                  2001        2000        1999
--------------------------------------------------------------------------------
Net Income                                    $  7,834    $ 13,132    $ 10,894
Earnings per share
   Basic                                      $   0.68    $   1.16    $   0.98
   Diluted                                    $   0.66    $   1.12    $   0.96
--------------------------------------------------------------------------------

Weighted-average number of
   shares outstanding                           11,488      11,338      11,101
Dilutive common stock options                      322         342         271
--------------------------------------------------------------------------------
Weighted-average number of shares
outstanding plus dilutive common
   stock options                                11,810      11,680      11,372
--------------------------------------------------------------------------------

Outstanding common stock options
   having no dilutive effect                       377         147         560
--------------------------------------------------------------------------------

11. RESEARCH AND DEVELOPMENT

Innovation by our research and development operations is very important to the growth of our businesses. Our goal is to discover, develop and bring to market innovative products that address unmet needs. In addition to Research and Development, our Statement of Income caption ENGINEERING AND PRODUCT DEVELOPMENT includes expenses for engineers, designers and drafters to enhance existing products. Research and development expenses were $3.5 million in 2001, $2.8 million in 2000, and $2.4 million in 1999.

12. SEGMENT INFORMATION AND GEOGRAPHIC DATA

During fiscal year 1999 we adopted SFAS No. 131: DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. This statement requires us to report certain financial information in a similar manner as we report it to the chief operating decision maker for the purpose of evaluating performance and allocating resources to the various business segments. We identified the Chief Executive Officer as the chief operating decision maker.

Our operating segments are based on the organization of business groups comprised of similar products and services. Revenues in our Industrial Communications and Connectivity Products Segment (Connectivity Segment) are primarily derived from sales of system components used with devices in open networks for automated manufacturing and distribution applications. Revenues in our Electrical Safety & Specialty Products Segment (Electrical Segment) are primarily derived from sales of specialized products to support enhanced safety and productivity on the factory floor.

Sales between segments were not significant. Sales in geographic areas were determined by customer location. No single customer accounted for 10 percent or more of our total revenue. Sales in foreign countries did not meet minimum disclosure requirements. We did not allocate certain corporate expenses, primarily those related to the overall management of the corporation, to the segments or geographic areas. Both segments share certain production facilities and equipment (PP&E). These assets, and related additions and depreciation, were allocated based on unit production. Geographic data on assets is based on the physical location of those assets. Corporate assets were primarily investments in subsidiaries and cash.

Woodhead/2001/AR


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12. SEGMENT INFORMATION AND GEOGRAPHIC DATA (continued)

A.  SEGMENT INFORMATION

                                                         Net Sales
                                             -----------------------------------
                                                  2001        2000        1999
--------------------------------------------------------------------------------
Connectivity                                  $126,189    $126,700    $103,537
Electrical                                      63,997      70,232      68,246
--------------------------------------------------------------------------------
Consolidated                                  $190,186    $196,932    $171,783
--------------------------------------------------------------------------------

                                                    Income from Operations
                                             -----------------------------------
                                                  2001        2000        1999
--------------------------------------------------------------------------------
Connectivity                                  $ 13,155    $ 16,089    $ 10,341
Electrical                                       6,913      11,191      11,746
Corporate & other                               (1,353)     (2,865)     (1,699)
--------------------------------------------------------------------------------
Consolidated                                  $ 18,715    $ 24,415    $ 20,388
--------------------------------------------------------------------------------

                        Reconciliation of Income from Operations to Net Income
--------------------------------------------------------------------------------
                                                  2001        2000        1999
--------------------------------------------------------------------------------
Income from operations                        $ 18,715    $ 24,415    $ 20,388
   Interest expense, net                        (3,125)     (2,932)     (3,429)
   Other income (expense), net                  (2,034)       (635)        193
   Income taxes                                 (5,722)     (7,716)     (6,258)
--------------------------------------------------------------------------------
Consolidated net income                       $  7,834    $ 13,132    $ 10,894
--------------------------------------------------------------------------------

                                                Depreciation and Amortization
                                             -----------------------------------
                                                  2001        2000        1999
--------------------------------------------------------------------------------
Connectivity                                  $  8,370    $  7,452    $  7,711
Electrical                                       2,564       2,626       2,417
Corporate & other                                  287         207         149
--------------------------------------------------------------------------------
Consolidated                                  $ 11,221    $ 10,285    $ 10,277
--------------------------------------------------------------------------------

                                                                Total Assets
                                                         -----------------------
                                                              2001        2000
--------------------------------------------------------------------------------
Connectivity                                              $125,275    $112,608
Electrical                                                  31,613      33,477
Corporate & other                                            9,980      16,374
--------------------------------------------------------------------------------
Consolidated                                              $166,868    $162,459
--------------------------------------------------------------------------------

                                                Additions to Long-lived Assets
                                              ----------------------------------
                                                              2001        2000
--------------------------------------------------------------------------------
Connectivity                                              $ 14,136    $  4,934
Electrical                                                   3,766       2,946
Corporate & other                                               32       5,516
--------------------------------------------------------------------------------
Consolidated                                              $ 17,934    $ 13,396
--------------------------------------------------------------------------------

B. GEOGRAPHIC DATA

                                                         Net Sales
                                             -----------------------------------
                                                  2001        2000        1999
--------------------------------------------------------------------------------
United States                                 $122,369    $130,078    $105,111
All other countries                             67,817      66,854      66,672
--------------------------------------------------------------------------------
Consolidated                                  $190,186    $196,932    $171,783
--------------------------------------------------------------------------------

                                                                Total Assets
                                                         -----------------------
                                                              2001        2000
--------------------------------------------------------------------------------
United States                                             $ 48,913    $ 62,170
Canada                                                      28,534      34,576
Italy                                                       28,051      29,138
Mexico                                                      19,968      13,677
France                                                      19,826       2,489
All other countries                                         21,576      20,409
--------------------------------------------------------------------------------
Consolidated                                              $166,868    $162,459
--------------------------------------------------------------------------------

13. TAXES

Income before income taxes consisted of the following:

                                                  2001        2000        1999
--------------------------------------------------------------------------------
United States                                 $  8,778    $ 17,066    $ 15,234
International                                    4,778       3,782       1,918
--------------------------------------------------------------------------------
Total income before taxes                     $ 13,556    $ 20,848    $ 17,152
--------------------------------------------------------------------------------

The provision for income taxes consisted of the following:

                                                  2001        2000        1999
--------------------------------------------------------------------------------
U.S. federal income tax                       $  3,347    $  5,341    $  4,968
State income taxes                                 506         893         514
International income taxes                       1,869       1,482         776
--------------------------------------------------------------------------------
Total provision for taxes on income              5,722       7,716       6,258
--------------------------------------------------------------------------------

Current provision                                5,798       7,034       6,750
Deferred provision                                 (76)        682        (492)
--------------------------------------------------------------------------------
Total provision for taxes on income           $  5,722    $  7,716    $  6,258
--------------------------------------------------------------------------------

                                                                Woodhead/2001/AR

Deferred taxes arise because of different treatment within financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods), and deferred tax liabilities (generally items that we received a tax deduction for, but have not yet recorded in the Statement of Income). The tax effects of the major items recorded as deferred tax assets and liabilities are:

                                                                2001      2000
--------------------------------------------------------------------------------
Deferred tax assets:
   Accounts receivable reserves                               $  531    $  495
   Inventory reserves                                            948       656
   Employee benefit reserves                                   1,673     1,752
   Environmental reserves                                        552       542
   Litigation reserves                                            37        52
   Other reserves                                                702       668
   Write-off of purchased research
     and development                                           2,745     2,745
   Software amortization                                         492       492
   Write-off of impaired long-lived assets                       788       921
   Investment impairment loss                                    713        --
   Other, net                                                     47        97
   Less: Valuation allowance                                    (713)       --
--------------------------------------------------------------------------------
Total deferred tax assets                                      8,515     8,420
--------------------------------------------------------------------------------
Less: Deferred tax liabilities
   Accelerated depreciation & amortization                     2,632     2,693
   Other, net                                                     --       343
--------------------------------------------------------------------------------
Total deferred tax liabilities                                 2,632     3,036
--------------------------------------------------------------------------------
Net deferred tax assets                                       $5,883    $5,384
--------------------------------------------------------------------------------

A reconciliation of the federal statutory rate to the effective tax rate is as follows:

                                                  2001        2000        1999
--------------------------------------------------------------------------------
Federal statutory rate                           35.0%       35.0%       35.0%
State income taxes,
   net of federal benefit                         2.4%        2.8%        2.0%
Difference between U.S.
   and international rates                        1.5%        0.9%        0.7%
Tax effect of capital loss
   benefit not recorded                           5.0%         --          --
Other, net                                       (1.7%)      (1.7%)      (1.2%)
--------------------------------------------------------------------------------
Effective tax rate                               42.2%       37.0%       36.5%
--------------------------------------------------------------------------------

We have not recorded income taxes for approximately $13.6 million of undistributed earnings of our international subsidiaries, either because any taxes on dividends would be offset substantially by foreign tax credits, or because we intend to reinvest those earnings indefinitely.

14. BENEFIT PLANS

In fiscal year 1999 we adopted SFAS No. 132: EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS. We have defined benefit, defined contribution, and government mandated plans covering eligible, non-bargaining unit employees. Pension benefits are fully vested after five years and are based upon years of service and highest five-year average compensation. It is our policy to fund our pension costs by making annual contributions based upon minimum funding provisions of the EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974. Our total pension expense for company-sponsored qualified plans was $0.3 million, $0.4 million, and $0.4 million, in 2001, 2000, and 1999, respectively. The components of net periodic pension cost for the non-union plans were:

                                                      2001      2000      1999
--------------------------------------------------------------------------------
Service cost-benefits earned during the year         $ 432     $ 559     $ 431
Interest cost on projected benefit obligation          582       611       570
Expected return on plan assets                        (508)     (510)     (492)
Amortization of prior service cost                      29        51        16
Amortization of transitional asset (obligation)          3         2        (7)
Recognized actuarial loss                               --         2        95
Additional loss recognized due to settlement           277        --        --
--------------------------------------------------------------------------------
Periodic pension cost, net                           $ 815     $ 715     $ 613
--------------------------------------------------------------------------------

We used the following assumptions in accounting for the pension plans:

                                                      2001      2000      1999
--------------------------------------------------------------------------------
Discount rate                                         7.3%      7.5%      7.3%
Rate of increase in compensation levels               5.6%      5.6%      5.6%
Expected long-term rate of return on plan assets      7.5%      7.5%      7.5%
--------------------------------------------------------------------------------

Woodhead/2001/AR


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


14. BENEFIT PLANS (continued)

The following table reconciles the plans' funded status and the amount recorded on our consolidated balance sheets for our non-union plans:

                                                              2001        2000
--------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                    $ 8,384     $ 8,374
   Service cost                                                432         559
   Interest cost                                               582         611
   Plan amendments                                              98         291
   Benefits paid                                              (816)       (980)
   Settlement payments                                        (981)         --
   Actuarial (gain) or loss                                    626        (471)
--------------------------------------------------------------------------------
Benefit obligation at end of year                            8,325       8,384
--------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at beginning of year               7,336       7,145
   Actual return on plan assets                               (369)        809
   Employer contributions                                    1,331         362
   Benefits paid                                            (1,734)       (980)
   Settlement payments                                         (63)         --
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                     6,501       7,336
--------------------------------------------------------------------------------
Reconciliation of funded status
   Underfunded status                                        1,824       1,048
   Unrecognized actuarial gain or (loss)                    (1,161)        272
   Unrecognized transition obligation                           (7)        (18)
   Unrecognized prior service cost                            (177)       (305)
--------------------------------------------------------------------------------
Accrued pension cost included in the
   consolidated balance sheets                             $   479     $   997
--------------------------------------------------------------------------------

Amounts recorded on the consolidated balance sheets were:
                                                              2001        2000
--------------------------------------------------------------------------------
Prepaid benefit cost                                       $  (252)    $  (252)
Accrued benefit liability                                      731       1,249
--------------------------------------------------------------------------------
Accrued pension cost included in the
   consolidated balance sheets                             $   479     $   997
--------------------------------------------------------------------------------

In 1990 we adopted a supplemental retirement benefit plan for certain key executive officers, which will provide supplemental payments upon retirement, disability or death. The obligations are not funded apart from our general assets. The accumulated benefit obligation and fair value of plan assets for the plan with accumulated benefit obligations in excess of plan assts were $0.8 million and $0, respectively, in 2001; $1.6 million and $0, respectively, in 2000; and $0.6 million and $0, respectively, in 1999. We charged $0.5 million, $0.4 million and $0.2 million in 2001, 2000 and 1999, respectively, to expense under the plan.

Most of our union employees are covered by union-sponsored, collectively-bargained, multi-employer pension plans. For such plans, we contributed and charged to expense $0.2 million, $0.2 million and $0.2 million, in 2001, 2000 and 1999, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts, and generally are based on the number of man-hours worked.

Information from the plans' administrators is not available to permit us to determine our share of unfunded vested benefits.

The annual profit-sharing contributions, which are the lesser of (i) a percentage of income defined in the plans, or (ii) 15% of the aggregate compensation paid to participants during the year, were $1.1 million, $1.3 million and $1.0 million, in 2001, 2000 and 1999, respectively.

We make matching contributions of 50% of employees' contributions, up to 4% of compensation, to a 401(k) plan. Matching contributions were $0.3 million, $0.3 million and $0.2 million, in 2001, 2000 and 1999, respectively.

Plan assets of company-sponsored plans are invested primarily in common stocks, corporate bonds and government securities. Although we have the right to improve, change or terminate the plans, they are intended to be permanent.

We provide an optional retiree medical program to a majority of our U.S. salaried and non-union retirees. All retirees are required to contribute to the cost of their coverage. These postretirement benefits are unfunded. Cost components of these postretirement benefits, principally health care, were:

                                                          2001    2000    1999
--------------------------------------------------------------------------------
Service cost                                              $125    $124    $ 85
Interest cost                                              225     208     140
Amortization of transition obligation                       55      55      55
Recognized actuarial loss                                   45      62      17
--------------------------------------------------------------------------------
Total Cost                                                $450    $449    $297
--------------------------------------------------------------------------------

                                                                Woodhead/2001/AR

The funded status of these benefits on the balance sheet dates was as follows:

                                                              2001        2000
--------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
   Retirees                                                $   588     $   765
   Eligible active employees                                   527         956
   Other active employees                                    1,072       1,315
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                2,187       3,036
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                        --          --
--------------------------------------------------------------------------------
Underfunded status                                           2,187       3,036
Unrecognized transition obligation                            (659)       (714)
Unrecognized prior service cost                                201          --
Unrecognized actuarial loss                                    124        (841)
--------------------------------------------------------------------------------
Accrued postretirement benefit cost included
   in the consolidated balance sheets                      $ 1,853     $ 1,481
--------------------------------------------------------------------------------

We used the following assumptions in accounting for these plans:

Participants aged under 65:
                                                      2001      2000      1999
--------------------------------------------------------------------------------
Discount rate                                         7.3%      7.5%      7.3%
Health care trend rate in first year                 10.0%      6.0%      7.0%
Gradually declining to a trend rate of                5.5%      6.0%      6.0%
in the year                                           2008      2000      2000
--------------------------------------------------------------------------------

Participants aged 65 and over:
                                                      2001      2000      1999
--------------------------------------------------------------------------------
Discount rate                                         7.3%      7.5%      7.3%
Health care trend rate in first year                 12.0%      6.0%      7.0%
Gradually declining to a trend rate of                6.0%      6.0%      6.0%
in the year                                           2008      2000      2000
--------------------------------------------------------------------------------

A one-percentage point increase in the assumed health care trend would have the following effects on:

                                                       2001     2000      1999
--------------------------------------------------------------------------------
Aggregate of service and interest cost                  $44      $71       $46
Accumulated postretirement benefit obligation          $387     $566      $381
--------------------------------------------------------------------------------

We provide certain post-employment benefits to former or inactive employees before retirement. The costs associated with those benefits are immaterial.

15. CONTINGENT LIABILITIES

We are subject to federal and state hazardous substance cleanup laws that impose liability for the costs of cleaning up contamination resulting from past spills, disposal or other releases of hazardous substances. In this regard, we have incurred, and expect to incur, assessment, remediation and related costs at one of our facilities. In 1991, we reported to state regulators a release at that site from an underground storage tank ("UST"). The UST and certain contaminated soil subsequently were removed and disposed of at an off-site disposal facility. Our independent environmental consultant has been conducting an investigation of soil and groundwater at the site with oversight by the state Department of Environmental Quality ("DEQ"). The investigation indicates that additional soil and groundwater at the site have been impaired by chlorinated solvents, including tetrachloroethane and trichloroethylene, and other compounds. Also, we have learned that a portion of the site had been used as a disposal area by the previous owners of the site. Our consultant has remediated the soils in this area but believes that it is a source of contamination of groundwater, both on-site and off-site. Recent investigation by our consultant indicates that there were releases by the previous owners in areas over which they subsequently built additions. In addition, the earlier investigations of the site indicate that the groundwater contaminants have migrated off-site. We have implemented a groundwater remediation system for the on-site contamination. We continue to monitor and analyze conditions to determine the continued efficacy of the system. We also have implemented a groundwater remediation system for the off-site contamination. We continue to analyze other alternatives for the off-site groundwater contamination and are reviewing these alternatives with the DEQ. We continue to investigate the extent of other sources of contamination in addition to the removed UST and the above-referenced disposal area, including possible evidence of past or current releases by others in the vicinity around our facilities.

Our consultant estimates, that a minimum of approximately $1.5 million of investigation and remediation expenses remain to be incurred, both on-site and off-site. We have a reserve for such purposes. We have filed a complaint in federal district court seeking contribution from the previous owners of the site for the cost of the investigation and remediation of the site. Also, we have evaluated similar claims against various insurers and have begun discussing those claims with them. The consultant's cost estimate was based on a review of currently available data and assumptions concerning the extent of contamination, geological conditions, and the costs and effectiveness of certain treatment technologies. The cost estimate continues to be subject to substantial uncertainty because of the extent of the contamination area, the variety and nature of geological conditions throughout the contamination area, changes in remediation technology, and ongoing DEQ feedback. We are continuing to monitor the conditions at the site and will adjust our reserve if necessary. We may incur significant

Woodhead/2001/AR


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


15. CONTINGENT LIABILITIES (continued)

additional assessment, remediation and related costs at the site, and such costs could materially and adversely affect our consolidated net income for the period in which such costs are incurred. At this time, however, we cannot estimate the time or potential magnitude of such costs, if any.

16. APPLICOM INTERNATIONAL ACQUISITION

On February 2, 2001 we acquired Applicom International S.A. for $14.7 million in cash and in accordance with APB No. 16: BUSINESS COMBINATIONS, applied the purchase method of accounting. Located in Normandy, France, Applicom produces software, interface cards and related products that provide communication connections in industrial automation systems. Additional Applicom operations are in Italy and Germany.

We financed the transaction with cash on hand and borrowings through our bank revolving credit agreements. As a result of applying the purchase method of accounting we recorded $6.4 million of goodwill, which we are amortizing over a period of 20 years. Also, we capitalized software technology in the amount of $4.8 million, which we are amortizing over a period of 9 years. We believe the 9-year life is appropriate because industrial software of this type experiences extended years of revenue growth, and future benefits of this software will last for 9 years or more.

The following table shows the fair value of assets and liabilities and purchase accounting adjustments and, where applicable, their useful lives recorded in connection with the Applicom acquisition:

Purchase price allocation                             Fair value    Asset life
--------------------------------------------------------------------------------
Current assets                                          $  3,745
Software technology                                        4,794       9 years
PP&E                                                       1,035    3-40 years
Other intangible assets:
   Trade name                                                635      15 years
   Assembled workforce                                       423      11 years
   Non-compete agreements                                    423       3 years
Goodwill                                                   6,434      20 years
--------------------------------------------------------------------------------
Total assets acquired                                     17,489
--------------------------------------------------------------------------------
Current liabilities                                        1,381
Long-term liabilities                                      1,128
Other long-term liabilities                                  258
--------------------------------------------------------------------------------
Total liabilities assumed                               $  2,767
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total assets less liabilities                                         $ 14,722
Cash consideration paid (net of cash acquired)                        $ 14,722
--------------------------------------------------------------------------------

We included the financial results of this business in our consolidated financial statements from the date of acquisition.

Our fiscal year 2001 includes eight months of Applicom operations. The table below shows unaudited pro forma information of combined results of Woodhead and Applicom as if the acquisition had occurred as of the first day of fiscal year 2001, 2000 and 1999, including the effects of purchase accounting adjustments. These results do not necessarily reflect actual results which would have occurred if the acquisition had taken place at the beginning of the earliest period presented or as of the date indicated, nor are they necessarily indicative of the results of future combined operations:

                                                2001         2000         1999
--------------------------------------------------------------------------------
Net Sales:
   As reported                             $ 190,186    $ 196,932    $ 171,783
   Pro forma                                 192,512      203,356      175,803
Net Income:
   As reported                             $   7,834    $  13,132    $  10,894
   Pro forma                                   7,508       13,151       10,527
Basic earnings per share:
   As reported                             $    0.68    $    1.16    $    0.98
   Pro forma                                    0.65         1.16         0.95
Diluted earnings per share:
   As reported                             $    0.66    $    1.12    $    0.96
   Pro forma                                    0.64         1.13         0.93
--------------------------------------------------------------------------------

                                                                Woodhead/2001/AR


17. SUMMARY OF QUARTERLY DATA (unaudited)

Our common stock trades on the NASDAQ Stock Market under the symbol WDHD. The daily quotations as reported by the NASDAQ are published in the Wall Street Journal and other leading financial publications. At September 29, 2001, we had 407 shareholders.

                                                                            Quarter
                                                   ----------------------------------------------------
2001                                                    First        Second         Third        Fourth     Full year
----------------------------------------------------------------------------------------------------------------------
   NET SALES                                        $  48,652     $  52,004     $  47,455     $  42,075     $ 190,186
   GROSS PROFIT                                        19,626        20,947        18,478        16,642        75,693
   INCOME FROM OPERATIONS                               5,805         6,361         3,696         2,853        18,715
   NET INCOME                                           3,076         3,416         1,537          (195)        7,834
----------------------------------------------------------------------------------------------------------------------
   EARNINGS PER SHARE - BASIC                            0.27          0.30          0.13         (0.02)         0.68
   EARNINGS PER SHARE - DILUTED                          0.26          0.29          0.13         (0.02)         0.66
----------------------------------------------------------------------------------------------------------------------
   DIVIDENDS PER COMMON SHARE                       $    0.09     $    0.09     $    0.09     $    0.09     $    0.36
----------------------------------------------------------------------------------------------------------------------
   STOCK PRICES:
     HIGH                                           $   22.63     $   19.50     $   19.88     $   17.80     $   22.63
     LOW                                            $   18.00     $   15.56     $   15.96     $   14.96     $   14.96
----------------------------------------------------------------------------------------------------------------------

2000
----------------------------------------------------------------------------------------------------------------------
   Net sales                                        $  44,164     $  52,286     $  50,860     $  49,622     $ 196,932
   Gross profit                                        18,445        22,398        20,864        20,030        81,737
   Income from operations                               5,022         6,745         6,603         6,045        24,415
   Net income                                           2,659         3,537         3,520         3,416        13,132
----------------------------------------------------------------------------------------------------------------------
   Earnings per share - basic                            0.24          0.31          0.31          0.30          1.16
   Earnings per share - diluted                          0.23          0.30          0.30          0.29          1.12
----------------------------------------------------------------------------------------------------------------------
   Dividends per common share                       $    0.09     $    0.09     $    0.09     $    0.09     $    0.36
----------------------------------------------------------------------------------------------------------------------
   Stock Prices:
     High                                           $   13.50     $   19.92     $   23.56     $   23.25     $   23.56
     Low                                            $    8.63     $   11.31     $   15.50     $   10.13     $    8.63
----------------------------------------------------------------------------------------------------------------------

1999
----------------------------------------------------------------------------------------------------------------------
   Net sales                                        $  39,547     $  45,282     $  43,980     $  42,974     $ 171,783
   Gross profit                                        16,480        19,483        18,554        18,564        73,081
   Income from operations                               4,355         5,914         5,214         4,905        20,388
   Net income                                           2,353         2,914         2,231         3,396        10,894
----------------------------------------------------------------------------------------------------------------------
   Earnings per share - basic                            0.21          0.26          0.20          0.30          0.98
   Earnings per share - diluted                          0.21          0.26          0.20          0.30          0.96
----------------------------------------------------------------------------------------------------------------------
   Dividends per common share                       $    0.09     $    0.09     $    0.09     $    0.09     $    0.36
----------------------------------------------------------------------------------------------------------------------
   Stock Prices:
     High                                           $   15.50     $   13.00     $   15.38     $   12.44     $   15.50
     Low                                            $    9.88     $    9.25     $    9.69     $    9.72     $    9.25
----------------------------------------------------------------------------------------------------------------------