Form 10-K, Exhibit 13
period 2002-09-28
WOODHEAD INDUSTRIES INC
filed 2002-12-24
CIK 108215

Exhibit 13

                                               WOODHEAD                FINANCIAL
                                               INDUSTRIES              REPORT
-------------------------------------------------------------------------------
                                               > AR > 02


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

Our independent public accountants, Ernst & Young LLP, conduct annual audits of our financial statements in accordance with auditing standards generally accepted in the United States, which include the review of internal controls for the purpose of establishing audit scope, and issue an opinion on the fairness of such financial statements.

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


Philippe Lemaitre
President and Chief Executive Officer


Robert H. Fisher
Vice President, Finance
and Chief Financial Officer



Report of Independent Public Accountants

To The Board of Directors and Shareholders of Woodhead Industries, Inc.:

We have audited the accompanying consolidated balance sheets of WOODHEAD INDUSTRIES, INC. (a Delaware corporation) AND SUBSIDIARIES as of September 28, 2002, and the related consolidated statements of income, stockholders' investment, comprehensive income and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of WOODHEAD INDUSTRIES, INC. AND SUBSIDIARIES as of September 29, 2001 and for the two years in the period ended September 29, 2001 were audited by other auditors who have ceased operations and whose report dated December 18, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WOODHEAD INDUSTRIES, INC. AND SUBSIDIARIES as of September 28, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.



Chicago, Illinois
November 8, 2002
Report of Independent Public Accountants

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


/s/ Arthur Andersen LLP*


Chicago, Illinois
December 17, 2001

* This report is a copy of the previously issued report covering fiscal years 2001 and 2000. The predecessor auditor has not reissued their report.

WOODHEAD                FINANCIAL
INDUSTRIES              REPORT
--------------------------------------------------------------------------------
> AR > 02


Financial Profile

(Amounts in thousands; except per share data,
employees, and shareholders)                             2002(1)        2001(2)          2000           1999         1998(3)
-----------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                               $ 170,179      $ 190,186      $ 196,932      $ 171,783      $ 150,417
Cost of sales                                             107,770        114,493        115,195         98,702         86,859
Gross profit                                               62,409         75,693         81,737         73,081         63,558
   % of net sales                                            36.7%          39.8%          41.5%          42.5%          42.3%
Operating expenses                                         54,466         56,978         57,322         52,693         52,187
   % of net sales                                            32.0%          30.0%          29.1%          30.7%          34.7%
Interest and other expenses                                 2,820          5,159          3,567          3,236          4,808
Income before income taxes                                  5,123         13,556         20,848         17,152          6,563
   % of net sales                                             3.0%           7.1%          10.6%          10.0%           4.4%
Provision for income taxes                                  2,578          5,722          7,716          6,258          2,633
Net income                                                  2,545          7,834         13,132         10,894          3,930
   % of net sales                                             1.5%           4.1%           6.7%           6.3%           2.6%
Return on average assets                                      1.5%           4.8%           8.2%           6.9%           3.2%
Return on stockholders' average investment                    2.7%           8.7%          15.4%          13.9%           5.5%
-----------------------------------------------------------------------------------------------------------------------------
Earnings per share, diluted                             $    0.22      $    0.66      $    1.12      $    0.96      $    0.35
Dividends per share                                          0.36           0.36           0.36           0.36           0.36
Weighted average common shares outstanding,
  diluted                                                  11,829         11,810         11,680         11,372         11,201
-----------------------------------------------------------------------------------------------------------------------------

Other Data
EBIT(4)                                                 $   8,018      $  16,681      $  23,780      $  20,581      $   7,750
EBITDA(4)                                                  18,384         27,902         34,065         30,858         14,348
Net cash flows provided by operating activities            24,524         23,435         21,917         13,128         11,691
Net cash used for investing activities                     (7,011)       (24,601)        (9,313)        (7,778)       (64,763)
Net cash (used for) provided by financing activities       (6,370)        (3,519)        (6,035)        (8,260)        49,784
Interest expense (income), net                              2,895          3,125          2,932          3,429          1,187
Depreciation and amortization                              10,366         11,221         10,285         10,277          6,598
Engineering and product development                         8,261          7,822          7,000          6,169          9,695
-----------------------------------------------------------------------------------------------------------------------------

Year-End Positions
Total assets                                            $ 166,651      $ 166,868      $ 162,459      $ 157,641      $ 155,941
Total liabilities                                          69,306         74,149         74,499         75,187         81,391
Working capital (Current assets less current
  liabilities)                                             38,963         41,438         46,310         38,287         31,315
Current ratio                                            2.4 to 1       2.7 to 1        2.8 to1       2.5 to 1       2.2 to 1
Stockholders' investment                                   97,345         92,719         87,960         82,454         74,550
Long-term debt                                             40,800         45,400         45,000         47,120         53,000
Book value per share                                    $    8.24      $    8.02      $    7.70      $    7.34      $    6.76
Number of employees                                         1,490          1,534          1,679          1,616          1,268
Number of stockholders                                        402            407            434            511            552
-----------------------------------------------------------------------------------------------------------------------------

1. 2002 operating expenses exclude $1.5 million of goodwill amortization due to the election of SFAS No. 142.

2. 2001 Net income includes a $1.9 million ($0.17 per share) write-off of an equity investment. (see "Management's Discussion and Analysis of Financial Condition and Results of Operations")

3. 1998 Net income includes $7.0 million ($0.62 per share) of unusual charges, primarily related to a $3.6 million charge for a write-off of in-process research and development, and a $2.0 million charge for the impairment of long-lived assets.

4. EBIT herein means Earnings Before Interest and Taxes. EBITDA herein means Earnings Before Interest, Taxes, Depreciation and Amortization. Our calculation of EBIT and EBITDA may not be comparable to similarly titled measures reported by other companies.

                                               WOODHEAD                FINANCIAL
                                               INDUSTRIES              REPORT
--------------------------------------------------------------------------------
                                               > AR > 02


Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations for 2002, 2001 and 2000
---------------------------------------------

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

We have operations in ten countries outside the United States and fluctuations in foreign currency exchange rates can significantly impact our results of operations and financial condition.

Sales
-----

Our sales declined year-over-year 10.5% and 3.4% in fiscal years 2002 and 2001, respectively. Sales grew 14.6% in fiscal year 2000 compared to 1999.

Sales activity in 2002 continued to reflect the adverse economic conditions in the U.S. and international manufacturing environments that began in 2001. In particular, the lack of capital investment by the industrial marketplace coupled with a severe decline in the telecom and datacom sectors resulted in the lower sales. While we saw a small pick up in orders during the February to May period, as the year progressed, it became clear that the economy was not going to recover as most economists and industry experts had initially predicted. The decline in volume was in part offset by increases in sales dollars due to changes in foreign exchange rates, primarily as the Euro strengthened in June 2002, and the full year impact of sales from our Applicom subsidiary acquired in February of 2001. These two factors benefited sales by 2.5% compared to 2001.

Connectivity segment sales were $112.2 million and declined 11.1% from 2001 with telecom/datacom sales down 33%. Sales from new Connectivity products introduced during the last three years were $28.2 million in 2002 compared to $41.5 million in 2001. The decline was driven primarily by the overall reduction in telecom/datacom sales. Connectivity sales accounted for 65.9% of total sales in 2002 and 66.4% in 2001.

Although the Electrical segment benefited from MRO (Maintenance, Repair, Operation) sales and a government hose reel order in the fourth quarter, its sales declined 9.4% from 2001 to $58.0 million. Electrical new product sales were $7.0 million in 2002 and $9.2 million in 2001.


In total, new product sales accounted for 21% of our revenue in 2002 and 27% in 2001. Selling prices declined in 2002 by less than 1% principally due to competitive pressure in all areas, but more in the telecom and datacom sectors than others.

2001 sales were adversely affected by economic conditions in domestic and international markets. In the first two quarters of the year we benefited from a robust telecom/datacom sector with sales increasing despite weak economic conditions in the overall U.S. manufacturing market. As the year progressed, we witnessed a sharp decline in virtually every measure of industrial activity. The telecom/datacom and automotive manufacturing sectors, two important markets for our products, experienced significant slowdowns and the demand for our products declined. During the year we were able to limit the sales decline by focusing on new products and new markets in support of our strategic emphasis on the growth of our Connectivity Segment.

Sales from new Connectivity products introduced during the last three years were $41.5 million in 2001 and $33.0 million in 2000. In addition, the acquisition of Applicom International in the second quarter of 2001 added $5.7 million in sales.

Electrical new product sales were $9.2 million in 2001 and $8.9 million in 2000.

New product sales accounted for 27% of total revenue in 2001 and 21% in 2000. In 2001 overall unit volumes declined by less than 1% and selling prices declined by less than 1%, principally due to competitive pressure.

Sales by Region
---------------

Sales to customers in the United States were $107.3 million in 2002, $122.4 million in 2001 and $130.1 million in 2000. Sales to customers outside the U.S. were $62.9 million in 2002, $67.8 million in 2001 and $66.9 million in 2000. European sales in 2002 declined only 1% after benefiting from the strengthening Euro and the full year of Applicom. Without these benefits European sales in 2002 would have declined 10%. In 2001 European sales declined in our traditional Connectivity products due to the declining economy but this was more than offset by additional revenues from our Applicom subsidiary, which we acquired in February 2001. Sales in 2002 to customers in Canada and the Far East declined by only 5% and 6%, respectively.

We collected 38%, 34% and 33% of our revenue in foreign currencies during 2002, 2001 and 2000, respectively. In 2002 sales were favorably impacted by exchange rates in the amount of $1.0 million principally from the strengthening of the Euro.

WOODHEAD                FINANCIAL
INDUSTRIES              REPORT
--------------------------------------------------------------------------------
> AR >02


Backlog
-------

The backlog of unfilled orders stood at $14.3 million, $13.8 million and $19.2 million at the end of 2002, 2001 and 2000, respectively. The 2002 Connectivity backlog as compared to the prior year was down 4%. This reduction was more than offset by the increase in backlog in the Electrical segment and was the result of a large government order received in the third quarter and only partially shipped by the end of the fiscal year.

Gross Profit
------------

In 2002 gross profit declined to 36.7% from 39.8% in 2001. This decline was attributable primarily to lower plant utilization throughout the business. During the year lower sales volume in both business segments, coupled with the significant reduction in our inventory levels from 2001 were the principal drivers of the lower plant utilization. Also, during 2002 our new plant in Mexico came on line and we incurred initial startup costs and expenses to migrate production from our plant in Northbrook, Illinois. In addition, we incurred startup costs to initiate production of fiber optic products in our UK facility and increased our excess/obsolete inventory expense. The lower inventory levels in 2002 resulted in a reduction of the LIFO reserve requirement, which favorably impacted our gross profit by $1.2 million compared to 2001.

Gross profit as percent of sales was 39.8% in 2001, down from 41.5% in 2000. The decline from prior year was caused principally by lower plant utilization resulting from reduced volume in our Electrical Segment. LIFO expense reduced gross profit by $0.2 million.

Operating Expenses
------------------

Operating expenses as a percent of sales were 32.0% in 2002, 30.0% in 2001 and 29.1% in 2000. While operating expenses as a percent of sales increased, the actual expenses declined to $54.5 million in 2002 from $57.0 million in 2001 and $57.3 million in 2000. In 2002 we adopted FASB 142, which required us to stop amortizing goodwill. This reduced expenses by $1.5 million in 2002. In the second quarter of 2002 we incurred a $1.0 million restructuring charge for severance and related costs associated with personnel reductions. During 2002 we continued to reduce spending in our operations to offset the decline in sales revenue. This was a process that was started in early 2001 when we first saw economic conditions deteriorate in our primary markets. The savings achieved in 2002 and 2001 were partially offset by the operating expenses at Applicom.

In 2000 we centralized our management of sales to distributors, which integrates the sales responsibility for our various Connectivity and Electrical brands in established market channels in North and South America. We also added a new president for our Asia/Pacific operations to manage our overall Far East operations. Both of these actions drove sales growth faster than operating expenses in 2000.

Segment Operating Income
------------------------

Income from operations in our Connectivity Segment declined to $2.9 million or 2.6% of sales in 2002 from $13.2 million or 10.4% of sales in 2001. Lower operating expenses were unable to offset the impact of lower plant utilization, increases in excess/obsolescence expense, the restructuring charge and the decline in sales volume.

Income from operations in our Connectivity Segment declined 18.2% in 2001, from $16.1 million in 2000. The decline in 2001 was due primarily to additional operating expenses from the Applicom acquisition and lower sales in the existing businesses.

Income from operations in our Electrical Segment were 9.9%, 10.8%
and 15.9% of sales in 2002, 2001 and 2000, respectively. The declines in 2002 and 2001 were a result of reduced sales volumes and lower plant utilization.

Other Expenses
--------------

Interest expense was $3.0 million in 2002, $3.4 million in 2001 and $3.1 million in 2000, which primarily represented interest paid on our long-term debt incurred in connection with the mPm and SST acquisitions in 1998. Additionally, during 2001 we incurred interest expense on loans under our bank revolving credit agreements to temporarily finance the Applicom acquisition. Interest income was earned on short-term deposits of operating cash.

Other (income)/expense in 2002 was ($0.1) million compared to $2.0 million in 2001. The year-to-year change was due primarily to the $1.9 million write-off of the investment in Symphony Systems in 2001. Expenses of $0.6 million in 2000 primarily reflect foreign exchange losses.

Net Income
----------

Net income was $2.5 million or 1.5% of sales in 2002, $7.8 million or 4.1% of sales in 2001 and $13.1 million or 6.7% of sales in 2000. The Applicom acquisition was slightly dilutive to net income in 2002 and 2001. Since much of our international manufacturing costs and operating expenses are also incurred in local currencies, the impact of exchange rates on reported net income is partially mitigated. In 2001 and 2000 our operating results were negatively affected by the translation impact of a weak Euro.

Our effective tax rate was 50.3% in 2002, 42.2% in 2001 and 37.0% in 2000. In 2002 the lower level of profitability combined with certain items not deductible in Europe resulted in the higher effective tax rate. For 2001 we could not tax-effect the $1.9 million write-off of our investment in Symphony Systems and this increased our effective tax rate.

Financial Condition, Liquidity and Capital Resources



                                               WOODHEAD                FINANCIAL
                                               INDUSTRIES              REPORT
--------------------------------------------------------------------------------
                                               > AR > 02


Assets
------

At fiscal year-end 2002, we had $13.2 million in cash and short-term investments, up from $4.2 million at the end of 2001. The increase in our cash balance was due principally to our strong operating cash flows of $24.5 million. Improvement (reductions) in working capital accounts, primarily inventory, contributed significantly to the year-over-year increase. Included in Other assets is the fair market value of our Euro swap of $2.1 million that was established with the acquisition of mPm in 1998.

Working capital in 2002 decreased to $39.0 million from $41.4 million in 2001, mainly due to $4.2 million of debt being classified as current in 2002. Inventories declined $8.9 million, or 37.6%, to $14.8 million in 2002. This significant reduction in inventories was the result of a dedicated management program that resulted in inventory turns at year-end of 5.9.

We continue to invest in property and equipment, including new machinery, computer systems and facilities. In 2000, we announced a plan to build a second manufacturing facility in Juarez, Mexico to migrate U.S. production to a lower cost labor market. This project required $2.1 million of cash in 2002. The new plant was completed in 2002. Our two Juarez plants are manufacturing resources for all of our North American subsidiaries.

Our cash and short-term investments are available for strategic investments, acquisitions, and other potential cash needs that may arise. We believe that existing cash and short-term investments, together with funds generated from operations, will be sufficient to meet our operating requirements in 2003.

Liabilities
-----------

At fiscal year-end 2002 we had $40.8 million of long-term debt outstanding ($4.2 million shown as current debt), and we had unused credit facilities that provide for additional borrowings of up to $25.0 million. Effective March 30, 2002, we amended our credit agreement with a bank to increase the maximum ratio of debt to EBITDA, as defined from 2.5 to 2.9, and reduce the minimum interest coverage ratio, as defined from 3.0 to 2.0. This amendment will expire on March 29, 2003, when the maximum debt to EBITDA ratio will revert back to 2.5 and the minimum interest coverage ratio will revert back to 3.0. We are in compliance with all of our funding arrangements. For additional information on debt covenants, see
Note 2 A, Long-term Debt.

Cash Flows
----------

Net cash flow provided by operating activities was $24.5 million in 2002, up from $23.4 million in 2001 and $21.9 million in 2000. The improvement in 2002 operating cash flow was due to reductions in inventory and accounts receivable balances partially offset by declines in accrued expenses and net income. In 2001 better management of accounts receivable increased our operating cash flows while the reduction of accrued expenses, mainly compensation-related, and lower net income reduced cash flows from operations. In 2001 the increase for amortization and depreciation was attributable mainly to our Applicom acquisition. The write-off of Symphony Systems was a $1.9 million non-cash charge in 2001.

In 2002 we invested $7.2 million on capital additions, of which $2.1 million was used to finish the second Juarez plant. In 2001 we invested $10.0 million ($4.4 million for the Juarez plant) on capital additions and $14.7 million for our Applicom acquisition. Net cash used for investing activities increased in 2000 due to the $1.9 million investment in Symphony Systems.

Net cash used for financing activities in 2002, 2001 and 2000 represent the repayment of debt in the amounts of $4.9 million, $0.5 million and $2.1 million, respectively, and dividend payments to our shareholders of $4.2 million, $4.1 million and $4.1 million, respectively.


Financial Instruments
---------------------

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

Contingent Liabilities and Environmental Matters
------------------------------------------------

Our operations are subject to international, federal, state and local environmental laws and regulations. We are party to an environmental matter, which obligates us to investigate, remediate or mitigate the effects on the environment of the release of certain substances at one of our manufacturing facilities. It is possible that this matter could affect cash flows and results of operations. For additional details on the environmental exposure, see Note 16, Contingent Liabilities.

Subsequent Event
----------------

On November 8, 2002, we sold our Akapp Electro Industries B.V. (Akapp) operation to Fandstan Electric for $4.9 million in cash. For additional details on the sale of Akapp, see note 18, Subsequent Event.

Critical Accounting Policies
----------------------------

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for the business include revenue recognition, valuation of



WOODHEAD                FINANCIAL
INDUSTRIES              REPORT
--------------------------------------------------------------------------------
> AR >02


long-lived assets, accounting for contingent liabilities and environmental matters and accounting for income taxes.

REVENUE RECOGNITION--We recognize revenue upon transfer of title at the time of shipment or services provided, when all significant contractual obligations have been satisfied, the price is fixed or determinable and collection is reasonably assured. We provide for warranty costs, sales returns, sales incentives, price adjustments and other allowances at the time of shipment based on prior claims experience and other quantitative and qualitative factors. No single customer accounts for more than 10% of revenue.

VALUATION OF LONG-LIVED ASSETS--Our long-lived assets include land, buildings, equipment, molds and dies, purchased software, goodwill and other intangible assets. Long-lived assets, other than goodwill, are depreciated over their estimated useful lives. We review long-lived assets other than goodwill for impairment to assess recoverability from future operations using undiscounted cash flows. For these assets no impairment charges were recorded in 2002. Goodwill and indefinite-lived intangible assets are reviewed annually for impairment under the provisions of SFAS No. 142 "Goodwill and Other Intangible Assets." Fair values are estimated based upon forecasted cash flows discounted to present value. No impairment charges were recorded in 2002. The fair value of our long-lived assets is dependent on the future performance of individual operations as well as volatility inherent in their external markets. If estimated forecasts are not met and actual cash flows or discount rate estimates change, we may have to record an impairment charge not previously recognized.

ACCOUNTING FOR CONTINGENT LIABILITIES AND ENVIRONMENTAL MATTERS--We have incurred and are expected to incur, assessment, remediation and related costs at one of our facilities for the costs of cleaning up contamination resulting from past spills, disposal or other releases of hazardous substances. We have engaged an independent environmental consultant to investigate and remediate this site with oversight from the Michigan Department of Environmental Quality (DEQ). Our consultant has estimated that a minimum of approximately $1.4 million of investigation and remediation expense remain to be incurred over the next 15 years. We have a reserve for such purpose. The cost estimates of the consultant are subject to substantial uncertainty because of the extent of the contamination area, changes in remediation technology and ongoing DEQ feedback. We may incur significant additional assessment, remediation and related costs at the site and such costs could materially and adversely affect our consolidated net income for the period in which such costs are incurred.

ACCOUNTING FOR INCOME TAXES--SFAS 109 Accounting for Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for future tax consequences of events that have been recognized in our financial statements or tax returns. We have on our balance sheet net deferred tax assets of $4.7 million. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Fluctuations in the actual outcome of these tax consequences could materially impact our financial position or the results of operations.

Forward-Looking Statements
--------------------------

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

International-based revenues and substantial international assets result in our exposure to currency exchange rate fluctuations. We continuously evaluate the economic and operational impact of all foreign currency, including its impact on competition, pricing, and foreign currency exchange risks. There is no guarantee, however, that all problems have been foreseen, or that no material disruption will occur in our businesses.

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

This discussion of potential risks and uncertainties is by no means complete but is designed to highlight important factors that may impact our outlook. We undertake no obligation to publicly update forward- looking statements, whether as a result of new information, future events, or otherwise.

                                               WOODHEAD                FINANCIAL
                                               INDUSTRIES              REPORT
--------------------------------------------------------------------------------
                                               > AR > 02


Consolidated Balance Sheets

As of September 28, 2002 and September 29, 2001 (Amounts in thousands)        2002         2001
-------------------------------------------------------------------------------------------------
ASSETS Current assets:
   Cash and short-term investments                                        $  13,152     $   4,156
   Accounts receivable                                                       30,770        31,150
   Inventories                                                               14,825        23,743
   Prepaid expenses                                                           2,870         2,726
   Refundable income taxes                                                    1,971           781
   Deferred income taxes                                                      3,119         3,892
-------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                         66,707        66,448
Property, plant and equipment, net                                           64,053        65,599
Other intangible assets, net                                                    798         1,314
Goodwill, net                                                                28,757        27,002
Deferred income taxes                                                         3,339         3,283
Other assets                                                                  2,997         3,222
-------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                              $ 166,651     $ 166,868

LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current liabilities
   Accounts payable                                                       $   9,119     $   9,544
   Accrued expenses                                                          12,785        13,719
   Income taxes payable                                                       1,640         1,468
   Current portion of long-term debt                                          4,200           279
-------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                    27,744        25,010
Long-term debt                                                               36,600        45,400
Deferred income taxes                                                         1,771         1,292
Other liabilities                                                             3,191         2,447
-------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                            69,306        74,149

STOCKHOLDERS' INVESTMENT
Common stock at par (shares issued: 11,817 in 2002 and 11,568 in 2001)       11,817        11,568
Additional paid-in capital                                                   16,526        13,979
Deferred stock compensation                                                    (218)         (352)
Accumulated other comprehensive income (loss)                                (4,292)       (7,645)
Retained earnings                                                            73,512        75,169
-------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' INVESTMENT                                               97,345        92,719
-------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT                            $ 166,651     $ 166,868
-------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

WOODHEAD                FINANCIAL
INDUSTRIES              REPORT
--------------------------------------------------------------------------------
> AR >02


Consolidated Statements of Income

For the years ended September 28, 2002, September 29, 2001, and
September 30, 2000 (Amounts in thousands, except per share data)      2002          2001         2000
--------------------------------------------------------------------------------------------------------
Net sales                                                          $ 170,179     $ 190,186     $ 196,932
   Cost of sales                                                     107,770       114,493       115,195
--------------------------------------------------------------------------------------------------------
Gross profit                                                          62,409        75,693        81,737
Operating expenses:
   Engineering and product development                                 8,261         7,822         7,000
   Marketing and sales                                                25,695        26,791        27,607
   General and administrative                                         19,495        22,365        22,715
   Restructuring charge                                                1,015            --            --
--------------------------------------------------------------------------------------------------------
Income from operations                                                 7,943        18,715        24,415
Interest expense                                                       3,036         3,407         3,137
Interest income                                                         (141)         (282)         (205)
Other (income) expense, net                                              (75)        2,034           635
--------------------------------------------------------------------------------------------------------
Income before income taxes                                             5,123        13,556        20,848
Provision for income taxes                                             2,578         5,722         7,716
--------------------------------------------------------------------------------------------------------
Net income                                                         $   2,545     $   7,834     $  13,132
Earnings per share
   Basic                                                           $    0.22     $    0.68     $    1.16
   Diluted                                                         $    0.22     $    0.66     $    1.12
Weighted average number of shares outstanding
   Basic                                                              11,668        11,488        11,338
   Diluted                                                            11,829        11,810        11,680
--------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                                               WOODHEAD                FINANCIAL
                                               INDUSTRIES              REPORT
--------------------------------------------------------------------------------
                                               > AR > 02


Consolidated Statements of Cash Flows

For the years ended September 28, 2002, September 29, 2001, and
September 30, 2000 (Amounts in thousands)                                  2002         2001         2000
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year                                                 $  2,545     $  7,834     $ 13,132
Adjustments to reconcile net income to net cash
  flows from operating activities:
Depreciation and amortization                                             10,366       11,221       10,285
Write-off investment in Symphony Systems                                      --        1,925           --
Deferred tax expense                                                       1,631          (76)         682
(Increase) Decrease in:
   Accounts receivable                                                     1,230        3,952       (5,784)
   Inventories                                                             9,394           14         (117)
   Prepaid expenses                                                          (87)         790         (238)
   Other assets                                                              586         (287)       1,037
(Decrease) Increase in:
   Accounts payable                                                         (738)          94          917
   Accrued expenses                                                       (1,105)      (3,562)       2,508
   Income taxes payable                                                     (255)       1,221       (1,379)
   Tax benefit from employee stock options                                   218          593        1,009
   Other liabilities                                                         739         (284)        (135)
----------------------------------------------------------------------------------------------------------
Net cash flows provided by operating activities                           24,524       23,435       21,917
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property, plant & equipment                               (7,167)     (10,019)      (8,224)
   Acquisition of Applicom (less cash acquired)                               --      (14,722)          --
   Investment in Symphony Systems                                             --           --       (1,925)
   Dispositions of property, plant & equipment                               156          140          836
----------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                    (7,011)     (24,601)      (9,313)
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Decrease in short-term debt                                                --           --         (125)
   Decrease in long-term debt                                             (4,879)        (449)      (2,120)
   Sales of stock                                                          2,711        1,065          291
   Dividend payments                                                      (4,202)      (4,135)      (4,081)
----------------------------------------------------------------------------------------------------------
Net cash used for financing activities                                    (6,370)      (3,519)      (6,035)
EFFECT OF EXCHANGE RATES                                                  (2,147)         139          708
NET (DECREASE) INCREASE IN CASH AND SHORT-TERM INVESTMENTS                 8,996       (4,546)       7,277

Cash and short-term investments at beginning of year                       4,156        8,702        1,425
----------------------------------------------------------------------------------------------------------
Cash and short-term investments at end of year                          $ 13,152     $  4,156     $  8,702

SUPPLEMENTAL CASH FLOW DATA Cash paid during the year for:
   Interest                                                             $  3,117     $  3,384     $  3,154
   Income taxes                                                         $  1,434     $  4,789     $  7,814
----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

WOODHEAD                FINANCIAL
INDUSTRIES              REPORT
--------------------------------------------------------------------------------
> AR >02


Consolidated Statements of Comprehensive Income

For the years ended September 28, 2002, September 29, 2001
and September 30, 2000 (Amounts in thousands)                               2002         2001         2000
-----------------------------------------------------------------------------------------------------------
Net income                                                               $  2,545     $  7,834     $ 13,132
Other comprehensive income:
   Accumulated foreign currency translation adjustment before tax           3,937       (1,052)      (4,930)
   Unrealized gain on cash flow hedging instrument                             68          544           --
   Minimum pension liability adjustment                                    (1,088)         (90)          --
   Income tax benefit related to minimum pension liability adjustment         436           --           --
                                                                                                   --------
Comprehensive income, net of tax                                         $  5,898     $  7,236     $  8,202

The accompanying notes are an integral part of these statements.



Consolidated Statements of Stockholders' Investment

For the years ended September 28, 2002, September 29, 2001
and September 30, 2000
(Amounts in thousands, except per share data)                                                 Accumulated
                                                       Additional                Deferred            Other                     Total
                                                         Common      Paid-in       Stock     Comprehensive   Retained  Stockholders'
                                                         Stock       Capital   Compensation  Income (Loss)   Earnings    Investment
-----------------------------------------------------------------------------------------------------------------------------------
Balance October 2, 1999                                $ 11,237     $ 11,230         (315)     $ (2,117)     $ 62,419      $ 82,454
   Net income for the year                                   --           --           --            --        13,132        13,132
   Translation adjustment                                    --           --           --        (4,930)           --        (4,930)
   Cash dividends, $0.36 per share                           --           --           --            --        (4,081)       (4,081)
   Stock option plans                                       181        1,130           74            --            --         1,385
-----------------------------------------------------------------------------------------------------------------------------------
Balance September 30, 2000                               11,418       12,360         (241)       (7,047)       71,470        87,960
   Net income for the year                                   --           --           --            --         7,834         7,834
   Translation adjustment                                    --           --           --        (1,052)           --        (1,052)
   Unrealized gain on cash flow hedging instrument           --           --           --           544            --           544
   Minimum pension liability adjustment, net of tax          --           --           --           (90)           --           (90)
   Cash dividends, $0.36 per share                           --           --           --            --        (4,135)       (4,135)
   Stock option plans                                       150        1,619         (111)           --            --         1,658
-----------------------------------------------------------------------------------------------------------------------------------
Balance September 29, 2001                               11,568       13,979         (352)       (7,645)       75,169        92,719
   Net income for the year                                   --           --           --            --         2,545         2,545
   Translation adjustment                                    --           --           --         3,937            --         3,937
   Unrealized gain on cash flow hedging instrument           --           --           --            68            --            68
   Minimum pension liability adjustment, net of tax          --           --           --          (652)           --          (652)
   Cash dividends, $0.36 per share                           --           --           --            --        (4,202)       (4,202)
   Stock option plans                                       249        2,547          134            --            --         2,930
-----------------------------------------------------------------------------------------------------------------------------------
Balance September 28, 2002                             $ 11,817     $ 16,526     $   (218)     $ (4,292)     $ 73,512      $ 97,345
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                                               WOODHEAD                FINANCIAL
                                               INDUSTRIES              REPORT
--------------------------------------------------------------------------------
                                               > AR > 02


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

We follow the practice of ending our fiscal year on the Saturday closest to September 30, which resulted in 52-week periods in 2002, 2001 and 2000.

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

D.  LONG-LIVED ASSETS
Long-lived assets include:

o Property, plant and equipment - These assets are recorded at original cost and increased by the cost of significant improvements after purchase. We depreciate the cost evenly over the assets' estimated useful lives, using the straight-line method. Maintenance and repairs are charged to expense as incurred. We remove the cost of property retired or otherwise disposed of from the property accounts, accumulated depreciation from the related reserves, and reflect the net gain or loss in income.
o Other intangible assets - When accounting for acquisitions under the purchase method of accounting, we allocate the purchase price to the fair values of tangible and intangible assets. Intangible assets include trade names and non-compete agreements. Prior to fiscal 2002 assembled work force was also included in intangible assets but with the adoption Financial Accounting Standards (SFAS) No.142 Goodwill and Other Intangible Assets it has been transferred to goodwill. Intangible assets are amortized over periods ranging from 3 to 15 years.
o Goodwill - Goodwill represents the difference between the purchase price of acquired businesses and the fair value of their net assets, when accounted for under the purchase method of accounting. In fiscal year 2002, we adopted SFAS No. 142 and review the impairment of goodwill annually.

We review long-lived assets, other than goodwill, to assess recoverability from future operations using undiscounted cash flows. If necessary, we record charges for impairments of long-lived assets for the amount by which the carrying value of these assets exceeds the present value of future cash flows. We continually evaluate the periods of amortization and deprecation assigned to our assets to determine whether events or circumstances warrant revised estimates of useful lives.

E.  FOREIGN CURRENCY TRANSLATION
Most of our international operations maintain their records in their local currencies, which are also their functional currencies. We translate assets and liabilities to their U.S. Dollar equivalents at rates in effect at the balance sheet date, and record translations adjustments in Other Comprehensive Income included in Stockholders' Investment. We translate Statement of Income accounts at average rates for the period. We translate the financial statements of our Mexican operation, whose functional currency is the U.S. Dollar, using both current and historic exchange rates and record translation adjustments in Other Expense.

F.  STOCK-BASED COMPENSATION
We grant options to our directors, officers, and key employees. The exercise price of stock options granted equals the market price on the date of grant. In accordance with Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation, we elected to account for our stock-based compensation under Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees. We do not record expense related to stock option grants.




WOODHEAD                FINANCIAL
INDUSTRIES              REPORT
--------------------------------------------------------------------------------
> AR >02


Notes to Consolidated Financial Statements

1.  SUMMARY OF ACCOUNTING POLICIES  (continued)

G.  REVENUE RECOGNITION
We recognize revenue upon transfer of title at the time of shipment (FOB shipping point), when all significant contractual obligations have been satisfied, the price is fixed or determinable, and collectibility is reasonably assured. We sell our products to stocking distributors, system integrators, as well as directly to OEM customers. We provide for warranty costs, sales returns, sales incentives, price adjustments, and other allowances at the time of shipment, based on prior claims experience and other quantitative factors.

H.  SHIPPING AND HANDLING COSTS
All shipping and handling costs charged to costumers are recorded as Net Sales and all related expenses are included in Cost of Sales.

I.  ADVERTISING
We expense advertising and promotional costs in the period incurred. Advertising expenses were $1.9 million in 2002 and $2.4 million, in both fiscal years 2001 and 2000.

J.  RESEARCH AND DEVELOPMENT
We expense research and development costs in the period incurred.

K.  RECENTLY ISSUED ACCOUNTING STANDARDS
On October 2, 2000, we adopted Statement of Financial Accounting Standards
(SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and SFAS No. 138. Upon adoption, in accordance with the provisions of SFAS No. 133, we recorded a transition adjustment to recognize our derivative instruments at fair value, to recognize the ineffective portion of cash flow hedges, and to recognize the difference (attributable to the hedged risks) between the carrying values and fair values of related hedged assets and liabilities. Adoption of SFAS 133 and related pronouncements did not have a material effect on our cash flows, results of operations or financial condition.

In July 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles are to be evaluated against these new criteria and may result in certain intangibles being subsumed in goodwill, or alternatively, amounts initially recorded in goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under the non-amortization approach, goodwill and certain intangibles will not be amortized into operating expenses, but instead will be reviewed for impairment and written down and charged to operating expenses only in the periods in which the recorded value of goodwill and certain intangibles exceeds its fair value.

We adopted the provisions of these statements at the beginning of our fiscal year 2002. As a result, we no longer amortize goodwill, which reduced our operating expenses by $1.5 million for the year ended September 28, 2002 compared to the same period last year. During the second quarter of 2002, we completed a comprehensive study of the fair value of goodwill. We found that the fair values of our reporting unit assets exceed their carrying values. Consequently, we concluded that there was no impairment of goodwill. We will continue to assess the fair market values of our reporting unit net assets. If in the future, the carrying values of our reporting unit net assets exceed their fair values, we will charge the difference to operating expense in the period in which the impairment becomes evident.

In August 2001 the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which will become effective for us in fiscal year 2003. We are currently evaluating the impact this new rule will have on our cash flows, results of operations and financial condition.


2.  FINANCIAL INSTRUMENTS

A.  LONG-TERM DEBT
In September 1998 we issued $45.0 million of Senior Guaranteed Notes to refinance bank borrowings related to the acquisitions of SST and mPm. Long-term debt at the balance sheet dates consisted of the following:

                                                             2002         2001
--------------------------------------------------------------------------------
Various Notes, due 2003 - 2007                            $      -    $     400
6.64% Notes, Due September 30th,
   annually, 2002-2008                                      21,600       30,000
6.81% Notes, Due September 30th,
   annually, 2004-2013                                      15,000       15,000
--------------------------------------------------------------------------------
Total long-term debt                                     $  36,600    $  45,400
--------------------------------------------------------------------------------
Current portion not included above                       $   4,200    $     279
--------------------------------------------------------------------------------


Long-term debt outstanding at September 28, 2002 matures as follows:

           Fiscal Year                                         Amounts maturing
--------------------------------------------------------------------------------
                  2003                                                $   4,200
                  2004                                                    5,700
                  2005                                                    5,700
                  2006                                                    5,700
                  2007                                                    5,700
            after 2007                                                $  13,800
--------------------------------------------------------------------------------

                                               WOODHEAD                FINANCIAL
                                               INDUSTRIES              REPORT
--------------------------------------------------------------------------------
                                               > AR > 02


2.  FINANCIAL INSTRUMENTS  (continued)

Under the various funding arrangements we are required, among other restrictions, to maintain a consolidated net worth, as defined, of not less than $75.9 million. Effective March 30, 2002 we amended our revolving credit agreement with a bank to increase the maximum ratio of debt to EBITDA, as defined, from 2.5 to 2.9 and reduce the minimum interest coverage ratio, as defined, from 3.0 to 2.0. This amendment will expire on March 29, 2003, when the maximum debt to EBITDA will revert back to 2.5, and the minimum interest coverage ratio will revert back to 3.0. In addition, there are certain restrictions on the creation or assumption of any lien or security interest upon any of our assets. We are in compliance with all provisions of our funding arrangements.

B.  SHORT-TERM BORROWINGS
At September 28, 2002 we had unused revolving credit agreements with a bank that provide for borrowings of up to $25.0 million at the bank's prime or offered rate. These agreements expire on February 28, 2004. At September 28, 2002 and at September 29, 2001 we had no short-term borrowings.

C.  DERIVATIVE FINANCIAL INSTRUMENTS
In our global operating activities and in the normal course of our business, we are exposed to changes in foreign currency exchange rates, which may adversely affect our results of operations and financial condition. We seek to minimize those risks through our regular operating activities and, when deemed appropriate, through the use of derivatives.

In 1998 we entered into a foreign currency swap agreement with an AA- rated counterparty to hedge a portion of our cash flows from our Italian subsidiary. Under the terms of the agreement, we agreed to swap 35.52 billion Lire for 20.0 million U.S. Dollars over a period of 8 years. In addition, the contract provides for us to make annual interest payments of 6.50% on the outstanding Lire balance, and to receive 7.43% annual interest on the outstanding U.S. Dollar balance. While the hedge was denominated in Italian Lire we re-denominated the transaction in Euros in 2002. The re-denomination was done at an exchange rate of 1,936.27 Italian Lire to the Euro.

The following table describes the values to be exchanged over the next five years relating to the Euro swap:
                                                           US. Dollars
--------------------------------------------------------------------------------
                                                   Amortizing        Outstanding
Maturity                                                Amount   Notional Amount
--------------------------------------------------------------------------------
9/30/02                                              $   3,000         $  11,000
9/30/03                                                  3,000             8,000
9/30/04                                                  3,000             5,000
9/30/05                                                  3,000             2,000
9/30/06                                              $   2,000         $       0
--------------------------------------------------------------------------------


                                                               Euros
--------------------------------------------------------------------------------
                                                   Amortizing        Outstanding
Maturity                                                Amount   Notional Amount
--------------------------------------------------------------------------------
9/30/02                                         (euro)   2,752    (euro)  10,090
9/30/03                                                  2,752             7,338
9/30/04                                                  2,752             4,586
9/30/05                                                  2,752             1,834
9/30/06                                         (euro)   1,834    (euro)       0
--------------------------------------------------------------------------------

We base the fair value for our cross-currency swap on the cost estimate to terminate the agreement. The fair value of the swap at September 28, 2002 was $2.1 million.

D.  FAIR VALUE
Our long-term debt is denominated in U.S. Dollars and carries fixed interest. We base the fair value of our long-term debt on market or dealer quotes. The difference between fair and carrying values of our financial instruments, other than the swap, were not material at the balance sheet dates.


3.  ACCOUNTS RECEIVABLE

We reduce our accounts receivable balance to account for reserves for doubtful accounts, sales returns, warranties and allowances. The table below shows the activity in our accounts receivable reserves during the fiscal years:

                                                     2002       2001       2000
--------------------------------------------------------------------------------
Beginning balance                                  $1,844    $ 1,611    $ 1,439
Charged to costs and expenses                          20        228         71
Write-offs                                           (180)       (65)       (88)
Price adjustments charged to net sales               (434)        70        189
--------------------------------------------------------------------------------
Ending balance                                     $1,250    $ 1,844    $ 1,611


4.  INVENTORIES

Inventories at the balance sheet dates were comprised of the following:

                                                               2002       2001
-------------------------------------------------------------------------------
Inventories valued using FIFO                              $   9,576  $  16,223
-------------------------------------------------------------------------------
Inventories valued using LIFO:
   At FIFO cost                                                8,965      12,200
   Less: Reserve to reduce to LIFO                            (3,716)    (4,680)
-------------------------------------------------------------------------------
LIFO Inventories                                               5,249      7,520
Total Inventories                                          $  14,825  $  23,743

Inventory composition using FIFO
   Raw materials                                           $  10,340  $  17,143
   Work-in-process and finished goods                          8,201     11,280
-------------------------------------------------------------------------------
Total Inventories at FIFO                                  $  18,541  $  28,423

WOODHEAD                FINANCIAL
INDUSTRIES              REPORT
--------------------------------------------------------------------------------
> AR >02


Notes to Consolidated Financial Statements

4.  INVENTORIES  (continued)

In 2002 inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2002 purchases. The effect of this liquidation was to increase net income by $0.2 million.

Had we used the FIFO method for all inventories, net income would have been $0.6 million lower in 2002 and $0.1 million higher in both fiscal years 2001 and 2000.

5.  PROPERTY, PLANT AND EQUIPMENT

Net property (PP&E) at the balance sheet dates was as follows:

Asset Description                                              2002       2001
-------------------------------------------------------------------------------
Land                                                        $  4,255   $  4,173
Buildings and improvements                                    27,087     27,128
Machinery and equipment                                       35,939     29,814
Dies and molds                                                23,056     25,976
Software technology                                           30,654     29,732
Furniture and office equipment                                17,382     20,333
-------------------------------------------------------------------------------
Total PP&E, at cost                                          138,373    137,156

Less: Accumulated
   depreciation and amortization                             (74,320)   (71,557)
--------------------------------------------------------------------------------
PP&E, net                                                  $  64,053  $  65,599
--------------------------------------------------------------------------------

Depreciation expense was $10.2 million, $9.6 million and $9.0 million for fiscal years 2002, 2001 and 2000, respectively.

The carrying values of fixed assets are impacted by fluctuations in foreign exchange rates. We depreciate fixed assets using the straight-line method over the following periods:

Asset Description                                                    Asset Life
--------------------------------------------------------------------------------
Buildings and improvements                                       20 to 40 years
Machinery and equipment                                           3 to 12 years
Dies and molds                                                     4 to 5 years
Software technology                                                     9 years
Furniture and office equipment                                    3 to 10 years
--------------------------------------------------------------------------------

In the fourth quarter of fiscal year 1998 we acquired the business and certain assets of SST, including software technology, and in the second quarter of fiscal year 2001 we acquired the business and certain assets of Applicom International, including software technology. We amortize the capitalized software over a period of nine years, which we believe is appropriate for these types of industrial software.
                                                               2002       2001
--------------------------------------------------------------------------------
Software technology                                        $  30,654  $  29,732
Accumulated amortization                                     (12,630)    (9,140)
--------------------------------------------------------------------------------
Net software technology                                    $  18,024  $  20,592


6.  GOODWILL AND OTHER INTANGIBLE ASSETS

In the second quarter of fiscal year 2001 we purchased the businesses and certain assets of Applicom International, and as a result of applying the purchase method of accounting, we recorded goodwill in the amount of $6.4 million. We also recorded other intangible assets of $1.5 million, including non-compete agreements and tradenames which are amortized over 3 and 15 years, respectively. With the adoption of SFAS 142 in fiscal year 2002, we have reclassified $0.4 million of Other intangible assets into Goodwill and have stopped amortizing this portion. Essentially all goodwill relates to our Connectivity Segment.

                                            2002        2001
--------------------------------------------------------------------------------
Goodwill                                                    $ 34,389   $ 32,279
Accumulated amortization                                      (5,632)    (5,277)
--------------------------------------------------------------------------------
Goodwill, net                                               $ 28,757   $ 27,002

The carrying values of goodwill are impacted by fluctuations in foreign exchange rates.

The following table summarizes the results as if we had adopted SFAS No. 142 and did not amortize goodwill for the years 2002, 2001 and 2000:

                                                     2002      2001       2000
-------------------------------------------------------------------------------
Net Income:
   As reported                                     $ 2,545   $ 7,834    $13,132
   Add back: amortization, net of tax                    -     1,210        947
   Adjusted Net Income                               2,545     9,044     14,079
-------------------------------------------------------------------------------
Basic earnings per share:
   As reported                                      $ 0.22   $  0.68    $  1.16
   Adjusted Net Income                                0.22      0.79       1.24
-------------------------------------------------------------------------------
Diluted earnings per share:
   As reported                                      $ 0.22   $  0.66    $  1.12
   Adjusted Net Income                                0.22      0.77       1.21
-------------------------------------------------------------------------------

Other intangible assets at the balance sheet dates were:

                                                               2002       2001
-------------------------------------------------------------------------------
Other intangible assets                                      $ 1,122   $  1,460
Accumulated amortization                                        (324)      (146)
-------------------------------------------------------------------------------
Other intangible assets, net                                 $   798   $  1,314
-------------------------------------------------------------------------------

The following table shows the future amortization expense for intangible assets as of September 28, 2002:

                          Fiscal Year                     Estimated Amortization
--------------------------------------------------------------------------------
                             2003                               $   194
                             2004                                    95
                             2005                                    45
                             2006                                    45
                             2007                                    45
                       after 2007                               $   374
--------------------------------------------------------------------------------

                                               WOODHEAD                FINANCIAL
                                               INDUSTRIES              REPORT
--------------------------------------------------------------------------------
                                               > AR > 02


7.  ACCRUED EXPENSES

Accrued expenses at the balance sheet dates were as follows:

                                                               2002       2001
-------------------------------------------------------------------------------
Pension and profit-sharing                                  $  4,033   $  3,833
Payroll                                                        2,767      3,379
Taxes                                                          1,231      1,187
Commissions                                                      778        888
Environmental                                                    452        452
Insurance                                                        258        445
All other                                                      3,266      3,535
-------------------------------------------------------------------------------
Total accrued expenses                                      $ 12,785   $ 13,718


8.  LEASE COMMITMENTS

We lease properties for use in our operations. In addition to rent, the leases require us to pay directly for taxes, insurance, maintenance and other operating expenses, or to pay higher rent when operating expenses increase. Total lease expenses were $1.0 million, $1.0 million and $0.9 million for fiscal years 2002, 2001 and 2000, respectively. The following table shows future minimum lease commitments under non-cancelable lease-terms in excess of one year as of September 28, 2002:

                          Fiscal Year                          Lease Commitments
--------------------------------------------------------------------------------
                                2003                               $1,013
                                2004                                  901
                                2005                                  627
                                2006                                  584
                                2007                                  582
                          after 2007                               $  515
--------------------------------------------------------------------------------


9.  CAPITAL STOCK

A.  COMMON AND PREFERRED STOCK
Our total authorized stock is 40.0 million shares, consisting of 10.0 million shares of preferred stock, par value $0.01 per share, and 30.0 million shares of common stock, par value $1.00 per share. No shares of preferred stock have been issued to date. Common stock issued was 11.8 million and 11.6 million on September 28, 2002 and September 29, 2001, respectively.

In May 1996 we adopted a new shareholder rights plan, effective upon termination of the previous rights plan, and declared a dividend distribution of one preferred stock purchase right ("Right") for each share of common stock outstanding. Each Right represents the right to purchase, if and when the Rights are exercisable, a unit consisting of one one-thousandth of a share ("Unit") of Series A Junior Participating Preferred Stock at a purchase price of $65 per unit, subject to adjustment. The exercise price and the number of shares issuable upon the exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights are evidenced by the common stock certificates and are not exercisable or transferable apart from the common stock, until ten days after a person (i) acquires 15% or more of the common stock, or (ii) commences a tender offer, which would result in the ownership of 15% or more of the common stock, or the Board of Directors determines that any person has become an Adverse Person, as that term is defined in the plan. In the event any person becomes the beneficial owner of 15% or more of common stock or the Board of Directors declares a person an Adverse Person, each of the Rights (other than Rights held by the party triggering the Rights and certain transferees which are voided) becomes a discount right, entitling the holder to acquire common stock having a value equal to twice the Right's exercise price. In the event the Company is acquired in a merger or other business combination transaction (including one in which the Company is the surviving corporation), each Right will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights do not have any voting rights and are redeemable, at the option of the Company, at a price of $0.01 per Right at any time until ten days after a person acquires beneficial ownership of at least 15% of the common stock. The Rights expire on May 29, 2006. So long as the Rights are not separately transferable, the Company will issue one Right with each new share of common stock issued.

B.  STOCK OPTION PLANS
We may grant stock options to directors, officers and key employees, under our stock option plans, at a price not less than the market value at the date of grant. Options issued to directors are exercisable 6 months after the grant date, and expire 10 years (5 years for pre-2002 grants) after the grant date. Portions of options issued to employees in fiscal years 2002 and 2001 are exercisable one, two and three years after the grant date, and expire 10 years after the grant date. Options issued to employees before fiscal year 2001 were exercisable one year after the grant date and expire 10 years after the grant date. All granted options are subject to continuous employment and certain other conditions.

WOODHEAD                FINANCIAL
INDUSTRIES              REPORT
--------------------------------------------------------------------------------
> AR >02


Notes to Consolidated Financial Statements

9.  CAPITAL STOCK  (continued)

Amounts in the stock option plan tables are in dollars and units.
                               Options outstanding
------------------------------------------------------------------------
                                               Weighted
                                                Average         Weighted
                             Number           Remaining          Average
        Range of        Outstanding         Contractual         Exercise
 Exercise Prices       at 9/28/2002      Life, in years            Price
------------------------------------------------------------------------
       $5 -  $10             65,392             7.5              $  9.33
       10 -   15           627,865              7.7                13.08
       15 -   20           268,610              8.1                16.00
        over $20           305,300              6.5                20.49
------------------------------------------------------------------------
                         1,267,167              7.5              $ 15.29
------------------------------------------------------------------------

                         Options exercisable
------------------------------------------------------------------------
                                               Weighted
                                                Average         Weighted
                             Number           Remaining          Average
        Range of        Outstanding         Contractual         Exercise
 Exercise Prices       at 9/28/2002      Life, in years            Price
------------------------------------------------------------------------
       $5 -  $10            65,392                  7.5          $ 9.33
       10 -   15           429,025                  7.0           12.26
       15 -   20           152,950                  7.0           15.73
        over $20           193,301                  6.4           20.45
------------------------------------------------------------------------
                           840,668                  6.9          $ 14.55
------------------------------------------------------------------------

The following table summarizes the activity for the plans:
                                                Under Option
------------------------------------------------------------------------
                                                                Weighted
                                    Shares                       Average
                             Available for       Number of      Exercise
                                     Grant          Shares         Price
------------------------------------------------------------------------
Balance Oct. 2, 1999               109,200       1,282,030       $11.08
Authorized                         550,000               -            -
Granted                           (158,550)        158,550        10.90
Exercised                                -        (245,005)        5.91
Expired                                  -          (2,250)        9.33
Forfeited                           10,750         (10,750)       13.94
-----------------------------------------------------------------------
Balance Sept. 30, 2000             511,400       1,182,575       $12.11
Granted                           (255,500)        255,500        20.37
Exercised                                -        (152,050)        7.79
Forfeited                           17,550         (17,550)       19.73
Restricted Stock Grants            (14,000)              -        18.64
-----------------------------------------------------------------------
Balance Sept. 29, 2001             259,450       1,268,475        14.23
Authorized                       1,500,000               -            -
Granted                           (393,840)        393,840        15.18
Exercised                                -        (275,858)        9.37
Expired                                  -            (500)       11.52
Forfeited                          118,790        (118,790)       17.52
-----------------------------------------------------------------------
Balance Sept. 28, 2002           1,484,400       1,267,167       $15.29
-----------------------------------------------------------------------


We estimated the fair values using the Black-Scholes option-pricing model, modified for dividends, and used the following assumptions:

                                                     2002      2001       2000
-------------------------------------------------------------------------------
Expected dividend yield                              2.40%     1.76%      3.34%
Risk-free interest rate                              3.70%      5.67%      6.59%
Expected stock price volatility                     40.70%     38.52%     34.01%
Expected term until exercise,
   in years                                          7.09       7.31       7.35
-------------------------------------------------------------------------------

Weighted fair value per share                      $ 5.73     $ 8.62     $ 3.66
Total value of options granted                     $1,916     $2,089     $  573
-------------------------------------------------------------------------------

We apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees, and related interpretations, including
FASB Interpretation (FIN) 44: Accounting for Certain Transactions Involving Stock Compensation in accounting for the plans. Accordingly, we did not recognize compensation expense related to option grants.
We adopted the disclosure-only provisions of SFAS No. 123: Accounting for Stock-Based Compensation. The following table summarizes results as if we had recorded compensation expense for the 2002, 2001 and 2000 option grants:

                                                     2002      2001       2000
-------------------------------------------------------------------------------
Net Income:
   As reported                                      $2,545   $ 7,834   $ 13,132
   Pro forma                                         1,943     7,247     12,659
Basic earnings per share:
   As reported                                      $ 0.22   $  0.68   $   1.16
   Pro forma                                          0.17      0.63       1.12
Diluted earnings per share:
   As reported                                      $ 0.22   $  0.66   $   1.12
   Pro forma                                          0.17      0.61       1.08
-------------------------------------------------------------------------------

The pro forma effect of stock option grants on results of operations may not be representative of the pro forma effect on results of operations for future years.

                                               WOODHEAD                FINANCIAL
                                               INDUSTRIES              REPORT
--------------------------------------------------------------------------------
                                               > AR > 02


10. COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss) consists of the following components:

                                            Unrealized         Minimum
                               Foreign        Gains on         Pension         Compre-
                              Currency       Cash Flow      Liability,         hensive
                           Translation         Hedging          Net of          Income
                            Adjustment      Instrument           Taxes          (Loss)
----------------------------------------------------------------------------------------
Balance October 2, 1999       $  2,117        $      -        $      -        $  2,117
   Other Comprehensive
   Income                        4,930               -               -           4,930
----------------------------------------------------------------------------------------
Balance September 30, 2000       7,047               -               -           7,047
   Other Comprehensive
   Income                        1,052            (544)             90             598
----------------------------------------------------------------------------------------
Balance September 29, 2001       8,099            (544)             90           7,645
   Other Comprehensive
   Income                       (3,937)            (68)            652          (3,353)
----------------------------------------------------------------------------------------
Balance September 28, 2002    $  4,162       $    (612)      $     742        $  4,292


11. EARNINGS PER SHARE

The reconciliation between basic and diluted earnings per share is as follows:

                                                     2002      2001       2000
-------------------------------------------------------------------------------
Net Income                                         $ 2,545   $ 7,834    $13,132
Earnings per share
   Basic                                           $  0.22   $  0.68    $  1.16
   Diluted                                         $  0.22   $  0.66    $  1.12
-------------------------------------------------------------------------------

Weighted-average number of
   shares outstanding                               11,668    11,488     11,338
Dilutive common stock options                          161       322        342
-------------------------------------------------------------------------------
Weighted-average number of shares
outstanding plus dilutive common
   stock options                                    11,829    11,810     11,680
-------------------------------------------------------------------------------

Outstanding common stock options
   having no dilutive effect                           336      377         147
-------------------------------------------------------------------------------


12. RESEARCH AND DEVELOPMENT

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

Research and development expenses were $4.2 million in 2002, $3.5 million in 2001 and $2.8 million in 2000.


13. SEGMENT INFORMATION AND GEOGRAPHIC DATA

Our operating segments are based on the organization of business groups comprised of similar products and services. Revenues in our Industrial Communications and Connectivity Products Segment (Connectivity Segment) are primarily derived from sales of system components to devices in open networks for automated manufacturing and distribution applications. Revenues in our Electrical Safety & Specialty Products Segment (Electrical Segment) are primarily derived from sales of specialized products to support enhanced safety and productivity on the factory floor.

In fiscal 2002 we changed our segment reporting to include our Asian operations in the Connectivity Segment to recognize the change in that operation's business mix. Asian operations had been part of our Electrical Segment.

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

WOODHEAD                FINANCIAL
INDUSTRIES              REPORT
--------------------------------------------------------------------------------
> AR >02


Notes to Consolidated Financial Statements

13. SEGMENT INFORMATION AND GEOGRAPHIC DATA  (continued)

A.  SEGMENT INFORMATION

                                    Net Sales
--------------------------------------------------------------------------------
                                                    2002      2001       2000
--------------------------------------------------------------------------------
Connectivity                                      $112,171  $126,189  $ 126,700
Electrical                                          58,008    63,997     70,232
--------------------------------------------------------------------------------
Consolidated                                      $170,179  $190,186  $ 196,932


                             Income from Operations
--------------------------------------------------------------------------------
                                                     2002      2001       2000
--------------------------------------------------------------------------------
Connectivity                                       $ 2,901  $ 13,155   $ 16,089
Electrical                                           5,769     6,913     11,191
Corporate & other                                     (727)   (1,353)    (2,865)
--------------------------------------------------------------------------------
Consolidated                                       $ 7,943  $ 18,715    $ 24,415


             Reconciliation of Income from Operations to Net Income
--------------------------------------------------------------------------------
                                                     2002      2001       2000
--------------------------------------------------------------------------------
Income from operations                            $  7,943  $ 18,715   $ 24,415
   Interest expense, net                            (2,895)   (3,125)    (2,932)
   Other income (expense), net                          75    (2,034)      (635)
   Income taxes                                     (2,578)   (5,722)    (7,716)
--------------------------------------------------------------------------------
Consolidated net income                           $  2,545   $  7,834   $ 13,132


                                  Total Assets
--------------------------------------------------------------------------------
                                                                2002      2001
--------------------------------------------------------------------------------
Connectivity                                                  $119,915 $125,275
Electrical                                                      31,652   31,613
Corporate & other                                               15,084    9,980
--------------------------------------------------------------------------------
Consolidated                                                  $166,651 $166,868


                          Depreciation and Amortization
--------------------------------------------------------------------------------
                                                     2002      2001       2000
--------------------------------------------------------------------------------
Connectivity                                       $ 7,671   $ 8,370    $ 7,452
Electrical                                           2,465     2,564      2,626
Corporate & other                                      230       287        207
--------------------------------------------------------------------------------
Consolidated                                       $10,366   $11,221    $10,285


                         Additions to Long-lived Assets
--------------------------------------------------------------------------------
                                                               2002       2001
--------------------------------------------------------------------------------
Connectivity                                                 $ 3,822    $14,136
Electrical                                                     3,225      3,766
Corporate & other                                                120         32
--------------------------------------------------------------------------------
Consolidated                                                 $ 7,167   $ 17,934
--------------------------------------------------------------------------------

B.  GEOGRAPHIC DATA

                                    Net Sales
--------------------------------------------------------------------------------
                                                     2002      2001      2000
--------------------------------------------------------------------------------
United States                                      $107,255  $122,369  $130,078
All other countries                                  62,924    67,817    66,854
--------------------------------------------------------------------------------
Consolidated                                       $170,179  $190,186 $ 196,932


                                  Total Assets
--------------------------------------------------------------------------------
                                                               2002       2001
--------------------------------------------------------------------------------
United States                                               $ 51,553   $ 48,913
Italy                                                         29,303     28,051
Canada                                                        24,848     28,534
Mexico                                                        20,035     19,968
France                                                        19,752     19,826
All other countries                                           21,160     21,576
--------------------------------------------------------------------------------
Consolidated                                                $166,651   $166,868


14. TAXES

Income before income taxes consisted of the following:

                                                     2002      2001       2000
--------------------------------------------------------------------------------
United States                                       $4,712    $8,778    $17,066
International                                          411     4,778      3,782
--------------------------------------------------------------------------------
Total income before taxes                           $5,123    $13,556   $20,848


The provision for income taxes consisted of the following:

                                                     2002      2001      2000
--------------------------------------------------------------------------------
U.S. federal income tax                            $   732   $ 3,347   $ 5,341
State income taxes                                     198       506       893
International income taxes                           1,648     1,869     1,482
--------------------------------------------------------------------------------
Total provision for taxes on income                  2,578     5,722     7,716

Current provision                                      947     5,798     7,034
Deferred provision                                   1,631       (76)      682
--------------------------------------------------------------------------------
Total provision for taxes on income               $  2,578   $ 5,722   $ 7,716
--------------------------------------------------------------------------------

                                               WOODHEAD                FINANCIAL
                                               INDUSTRIES              REPORT
--------------------------------------------------------------------------------
                                               > AR > 02


14. TAXES  (continued)

Deferred taxes arise because of different treatment within financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods), and deferred tax liabilities (generally items for which we received a tax deduction, but have not yet recorded in the Statement of Income). The tax effects of the major items recorded as deferred tax assets and liabilities are:

                                                              2002       2001
--------------------------------------------------------------------------------
Deferred tax assets:
   Accounts receivable reserves                              $  313     $   531
   Inventory reserves                                           431         948
   Employee benefit reserves                                  2,196       1,673
   Environmental reserves                                       501         552
   Litigation reserves                                            -          37
   Other reserves                                               841       1,012
   Write-off of purchased research
     and development                                          1,091       1,286
   Software amortization                                        788         619
   Depreciation & amortization                                  386         242
   Write-off of impaired long-lived assets                      825         788
   Investment impairment loss                                   713         713
   Loss carryforwards                                         1,791         565
   Other, net                                                   405         262
   Less: Valuation allowance                                 (1,214)       (713)
--------------------------------------------------------------------------------
Total deferred tax assets                                     9,067       8,515
--------------------------------------------------------------------------------
Less: Deferred tax liabilities
   Accelerated depreciation & amortization                    4,275       2,632
   Other, net                                                   105           -
--------------------------------------------------------------------------------
Total deferred tax liabilities                                4,380       2,632
--------------------------------------------------------------------------------
Net deferred tax assets                                      $4,687     $ 5,883
--------------------------------------------------------------------------------

At September 28, 2002, we have net operating loss carryforwards of $8.9 million for income tax purposes that expire in fiscal years 2006 through 2008. For financial reporting purposes, we recorded a valuation allowance of $0.5 million to offset some of the deferred tax assets related to those carryforwards that may expire unused.

A reconciliation of the federal statutory rate to the effective tax rate is as follows:
                                                     2002      2001      2000
--------------------------------------------------------------------------------
Federal statutory rate                               35.0%     35.0%     35.0%
State income taxes, net of federal benefit            2.6%      2.4%      2.8%
Effect of international operations                   12.0%      1.5%      0.9%
Tax effect of capital loss benefit
   not recorded                                         -       5.0%        -
Other, net                                            0.7%     (1.7%)    (1.7%)
--------------------------------------------------------------------------------
Effective tax rate                                   50.3%     42.2%     37.0%
--------------------------------------------------------------------------------

We have not recorded income taxes for approximately $17.8 million of undistributed earnings of our international subsidiaries, either because any taxes on dividends would be offset substantially by foreign tax credits, or because we intend to reinvest those earnings indefinitely.


15. BENEFIT PLANS

We have defined contribution, defined benefit and government mandated plans covering eligible non-bargaining unit employees.

The annual profit-sharing contributions, which are the lesser of (i) a percentage of income defined in the plans, or (ii) 15% of the aggregate compensation paid to participants during the year, were $0.7 million, $1.1 million and $1.3 million, in 2002, 2001 and 2000, respectively.

We make matching contributions of 50% of employees' contributions, up to 4% of compensation, to a 401(k) plan. Matching contributions were $0.3 million in 2002, 2001 and 2000.

Pension benefits are fully vested after five years and are based upon years of service and highest five-year average compensation. It is our policy to fund our pension costs by making annual contributions based upon minimum funding provisions of the Employee Retirement Income Security Act of 1974. Our total pension expense for company-sponsored qualified plans was $0.4 million, $0.3 million, and $0.4 million, in 2002, 2001 and 2000, respectively.

In 1990 we adopted a supplemental retirement benefit plan for certain key executive officers which will provide supplemental payments upon retirement, disability or death. The obligations are not funded apart from our general assets. We charged $0.2 million, $0.5 million and $0.4 million in 2002, 2001 and 2000, respectively, to expense under the plan.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets were $8.0 million, $6.5 million and $4.8 million, respectively, in 2002; $0.9 million, $0.8 million and $0, respectively, in 2001; and $1.6 million, $1.6 million and $0, respectively, in 2000.

WOODHEAD                FINANCIAL
INDUSTRIES              REPORT
--------------------------------------------------------------------------------
> AR >02


Notes to Consolidated Financial Statements

15. BENEFIT PLANS  (continued)

The components of net periodic pension cost for the non-union plans were:

                                                     2002      2001      2000
--------------------------------------------------------------------------------
Service cost-benefits earned during the year        $  486    $  432    $   559
Interest cost on projected benefit obligation          572       582        611
Expected return on plan assets                        (551)     (508)      (510)
Amortization of prior service cost                      31        29         51
Amortization of transitional asset (obligation)          1         3          2
Recognized actuarial loss                                3         -          2
Additional loss recognized due to settlement             -       277          -
--------------------------------------------------------------------------------
Periodic pension cost, net                          $  542    $  815    $   715
--------------------------------------------------------------------------------

We used the following assumptions in accounting for the pension plans:

                                                     2002      2001      2000
--------------------------------------------------------------------------------
Discount rate                                         6.8%      7.3%      7.5%
Rate of increase in compensation levels               4.5%      5.6%      5.6%
Expected long-term rate of return on plan assets      8.0%      7.5%      7.5%
--------------------------------------------------------------------------------

The following table reconciles the plans' funded status and the amount recorded on our consolidated balance sheets for our non-union plans:

                                                                2002      2001
--------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                       $ 8,325   $ 8,384
   Service cost                                                   486       432
   Interest cost                                                  572       582
   Plan amendments                                                  -        98
   Benefits paid                                               (1,298)     (816)
   Settlement payments                                              -      (981)
   Actuarial (gain) or loss                                      (123)      626
--------------------------------------------------------------------------------
Benefit obligation at end of year                               7,962     8,325
Change in plan assets
Fair value of plan assets at beginning of year                  6,501     7,336
   Actual return on plan assets                                  (675)     (369)
   Employer contributions                                         313     1,331
   Benefits paid                                               (1,235)   (1,734)
   Settlement payments                                            (63)      (63)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                         4,841    6,501
Reconciliation of funded status
   Underfunded status                                            3,121    1,824
   Unrecognized actuarial gain or (loss)                        (2,189)  (1,161)
   Unrecognized transition obligation                               (5)      (7)
   Unrecognized prior service cost                                (217)    (177)
--------------------------------------------------------------------------------
Accrued pension cost included in the
   consolidated balance sheet                                 $    710  $   479


Amounts recorded on the consolidated balance sheets were:

                                                                2002      2001
--------------------------------------------------------------------------------
Prepaid benefit cost                                          $  (93)   $  (180)
Accrued benefit liability                                      2,067        830
Intangible asset                                                 (86)       (81)
Accumulated other comprehensive income                        (1,178)       (90)
--------------------------------------------------------------------------------
Accrued pension cost included in the
   consolidated balance sheet                                 $  710    $   479
--------------------------------------------------------------------------------

                                               WOODHEAD                FINANCIAL
                                               INDUSTRIES              REPORT
--------------------------------------------------------------------------------
                                               > AR > 02


15. BENEFIT PLANS  (continued)

Plan assets of company-sponsored plans are invested primarily in common stocks, corporate bonds and government securities. Although we have the right to improve, change or terminate the plans, they are intended to be permanent.

Most of our union employees are covered by union-sponsored, collectively-bargained, multi-employer pension plans. For such plans, we contributed and charged to expense $0.2 million in 2002, 2001 and 2000. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of man-hours worked. Information from the union plans' administrators is not available to permit us to determine our share of unfunded vested benefits.

We provide an optional retiree medical program to a majority of our U.S. salaried and non-union retirees. All retirees are required to contribute to the cost of their coverage. These postretirement benefits are unfunded. Cost components of these postretirement benefits, principally health care, were:

                                                     2002      2001      2000
--------------------------------------------------------------------------------
Service cost                                        $ 121     $ 125     $ 124
Interest cost                                         256       225       208
Amortization of transition obligation                  38        55        55
Recognized actuarial loss                              77        45        62
--------------------------------------------------------------------------------
Total Cost                                          $ 492     $ 450     $ 449


The funded status of these benefits on the balance sheet dates was as follows:

                                                                2002      2001
--------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
   Retirees                                                 $ 1,639   $   588
   Eligible active employees                                  1,354       527
   Other active employees                                     1,891     1,072
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                 4,884     2,187
Fair value of plan assets at end of year                          -         -
Underfunded status                                            4,884     2,187
Unrecognized transition obligation                             (420)     (659)
Unrecognized prior service cost                                   -       201
Unrecognized actuarial loss                                  (2,212)      124
--------------------------------------------------------------------------------
Accrued postretirement benefit cost included
   in the consolidated balance sheet                        $ 2,252   $ 1,853
--------------------------------------------------------------------------------


We used the following assumptions in accounting for these plans:

Participants aged under 65:
                                                     2002      2001      2000
--------------------------------------------------------------------------------
Discount rate                                         6.8%     7.3%     7.5%
Health care trend rate in first year                 10.0%    10.0%     6.0%
Gradually declining to a trend rate of                6.0%     5.5%     6.0%
in the year                                          2006     2009     2000
--------------------------------------------------------------------------------


Participants aged 65 and over:
                                                     2002      2001      2000
--------------------------------------------------------------------------------
Discount rate                                         6.8%      7.3%      7.5%
Health care trend rate in first year                 10.0%     12.0%      6.0%
Gradually declining to a trend rate of                6.0%      6.0%      6.0%
in the year                                          2006      2009      2000
--------------------------------------------------------------------------------

A one-percentage point increase in the assumed health care trend would have the following effects on:

                                                     2002      2001      2000
--------------------------------------------------------------------------------
Aggregate of service and interest cost             $   90    $   44    $   71
Accumulated postretirement benefit obligation      $1,016    $  387    $  566
--------------------------------------------------------------------------------

We provide certain post-employment benefits to former or inactive employees before retirement. The costs associated with those benefits are immaterial.




WOODHEAD                FINANCIAL
INDUSTRIES              REPORT
--------------------------------------------------------------------------------
> AR >02


Notes to Consolidated Financial Statements

16. CONTINGENT LIABILITIES

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

Our independent environmental consultant has been conducting an investigation of soil and groundwater at the site with oversight by the state Department of Environmental Quality ("DEQ"). The investigation indicates that, unrelated to the UST release, additional soil and groundwater at the site have been impaired by chlorinated solvents, including tetrachloroethane and trichloroethylene, and other compounds. Also, our investigation revealed that the previous owners of the site had used a portion of the site as a disposal area. Our consultant has remediated the soils in this area but believes that it is a source of contamination of groundwater, both on-site and off-site. Our consultant's investigation indicates that there were releases by the previous owners in areas over which additions were subsequently built. These releases have impacted groundwater that has migrated off-site. We have implemented a groundwater remediation system for the on-site contamination. We continue to monitor and analyze conditions to determine the continued efficacy of the system. We also have implemented a groundwater remediation system for the off-site contamination. We continue to analyze other remedial alternatives for the off-site groundwater contamination and are reviewing these alternatives with the DEQ.

We previously filed a complaint in federal district court seeking contribution from the previous owners of the site for the cost of the investigation and remediation of the site. We settled that litigation through a consent judgment against the former owners. Also, we have asserted claims against insurers of the former owners for the amounts specified in the consent judgment. The insurers have denied coverage and three of them filed a declaratory judgment action to that effect against us in federal district court.

Our consultant estimates that a minimum of approximately $1.4 million of investigation and remediation expenses, both on-site and off-site, remain to be incurred over the next 15 years. We have a reserve for such purposes. The consultant's cost estimate was based on a review of currently available data and assumptions concerning the extent of contamination, geological conditions, and the costs and effectiveness of certain treatment technologies. The cost estimate continues to be subject to substantial uncertainty because of the extent of the contamination area, the variety and nature of geological conditions throughout the contamination area, changes in remediation technology, and ongoing DEQ feedback. We are continuing to monitor the conditions at the site and will adjust our reserve if necessary. We may incur significant additional assessment, remediation and related costs at the site, and such costs could materially and adversely affect our consolidated net income for the period in which such costs are incurred. At this time, however, we cannot estimate the time or potential magnitude of such costs, if any.


17. RESTRUCTURING CHARGES

During the second quarter of 2002 we recorded a restructuring charge in the amount of $1.0 million primarily to account for severance and related costs to eliminate 10% of our salaried workforce worldwide. Additionally, we eliminated 31 hourly positions in Northbrook, Illinois, as a result of the migration of product to our new manufacturing plant in Juarez, Mexico. This workforce reduction represents an acceleration of initiatives that were implemented to improve our efficiencies and reduce expenses.
We anticipate that the salaried personnel reduction will produce annual savings of $3.0 million. The restructuring resulted in the layoff of 93 people. The following table details the activity in the Restructuring Accrual Accounts:

                                                                  Restructuring
                                                                        Reserve
-------------------------------------------------------------------------------
Balance at September 29, 2001                                           $     -
Charged to expense in Q2 2002                                             1,015
Cash paid in 2002                                                           984
-------------------------------------------------------------------------------
Remaining balance at September 28, 2002                                 $    31
-------------------------------------------------------------------------------


18. SUBSEQUENT EVENT

On November 8, 2002 we completed the sale of our AKAPP Electro Industries B.V. subsidiary to Fandstan Electric Ltd for $4.9 million. The transaction was accomplished through the sale of all of the shares of Woodhead Industries (the Netherlands) B.V., the Dutch holding company for AKAPP. We will record the gain from this transaction in the first quarter of 2003.

                                               WOODHEAD                FINANCIAL
                                               INDUSTRIES              REPORT
--------------------------------------------------------------------------------
                                               > AR > 02


19. SUMMARY OF QUARTERLY DATA (unaudited)

Our common stock trades on the NASDAQ Stock Market under the symbol WDHD. The daily quotations as reported by the NASDAQ are published in the Wall Street Journal and other leading financial publications. At September 28, 2002, we had 402 shareholders of record.

                                                                Quarter
                                     ----------------------------------------------------------
2002                                      First          Second           Third          Fourth         Full year
-----------------------------------------------------------------------------------------------------------------
   Net sales                         $   38,621      $   42,579      $   45,603      $   43,376       $   170,179
   Gross profit                          14,485          15,593          17,429          14,902            62,409
   Income from operations                 1,295           1,230           3,277           2,141             7,943
   Net income                               136             164           1,526             719             2,545
-----------------------------------------------------------------------------------------------------------------
   Earnings per share - basic              0.01            0.01            0.13            0.06              0.22
   Earnings per share - diluted            0.01            0.01            0.13            0.06              0.22
-----------------------------------------------------------------------------------------------------------------
   Dividends per common share        $     0.09      $     0.09      $     0.09      $     0.09       $      0.36
-----------------------------------------------------------------------------------------------------------------
   Stock Prices:
     High                            $    18.15      $    17.80      $    19.23      $    17.30       $     19.23
     Low                             $    13.80      $    14.73      $    15.90      $    11.38       $     11.38
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
2001                                      First          Second           Third         Fourth          Full year
-----------------------------------------------------------------------------------------------------------------
   Net sales                         $   48,652      $   52,004      $   47,455      $   42,075       $   190,186
   Gross profit                          19,626          20,947          18,478          16,642            75,693
   Income from operations                 5,805           6,361           3,696           2,853            18,715
   Net income                             3,076           3,416           1,537            (195)            7,834
-----------------------------------------------------------------------------------------------------------------
   Earnings per share - basic              0.27            0.30            0.13           (0.02)             0.68
   Earnings per share - diluted            0.26            0.29            0.13           (0.02)             0.66
-----------------------------------------------------------------------------------------------------------------
   Dividends per common share        $     0.09      $     0.09      $     0.09      $     0.09       $      0.36
-----------------------------------------------------------------------------------------------------------------
   Stock Prices:
     High                            $    22.63      $    19.50      $    19.88      $    17.80       $     22.63
     Low                             $    18.00      $    15.56      $    15.96      $    14.96       $     14.96
-----------------------------------------------------------------------------------------------------------------

2000
-----------------------------------------------------------------------------------------------------------------
   Net sales                         $   44,164      $   52,286      $   50,860      $   49,622       $   196,932
   Gross profit                          18,445          22,398          20,864          20,030            81,737
   Income from operations                 5,022           6,745           6,603           6,045            24,415
   Net income                             2,659           3,537           3,520           3,416            13,132
-----------------------------------------------------------------------------------------------------------------
   Earnings per share - basic              0.24            0.31            0.31            0.30              1.16
   Earnings per share - diluted            0.23            0.30            0.30            0.29              1.12
-----------------------------------------------------------------------------------------------------------------
   Dividends per common share        $     0.09      $     0.09      $     0.09      $     0.09       $      0.36
-----------------------------------------------------------------------------------------------------------------
   Stock Prices:
     High                            $    13.50      $    19.92      $    23.56      $    23.25       $     23.56
     Low                             $     8.63      $    11.31      $    15.50      $    10.13       $      8.63
-----------------------------------------------------------------------------------------------------------------